SUPPLEMENT Dated May 1, 2015
To the Prospectus Dated May 1, 2015

Voya SmartDesign Variable Annuity

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the Prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the Prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO REORGANIZATIONS

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	*Surviving Portfolios*
VY® DFA World Equity Portfolio *(Class S)*	Voya Global Value Advantage Portfolio[1] *(Class S)*
VY® Franklin Mutual Shares Portfolio *(Class S)*	Voya Large Cap Value Portfolio *(Class S)*
VY® Franklin Templeton Founding Strategy Portfolio *(Class S)*	Voya Solution Moderately Aggressive Portfolio *(Class S)*

[1] *This portfolio is closed to new investments and transfers.*

Subject to shareholder approval, the reorganizations are expected to take place **on or about the close of business on August 14, 2015** (the "Reorganization Date"), resulting in a shareholder of each Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

As a result of the merger, effective on the Reorganization Date, the **Voya Solution Moderately Aggressive Portfolio** (Class S) will be added as an available investment option.

Fund Name and Investment Adviser/Subadviser	*Investment Objective*
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.

Prior to the Reorganization Date, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to each Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio, if the Surviving Portfolio is then available to new investments. If the Surviving Portfolio is not available to new investments, future allocations will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to asset allocation requirements, please refer to your prospectus or call Customer Service.

Voya Insurance and Annuity Company
Separate Account B of Voya Insurance and Annuity Company

Deferred Combination Variable and Fixed Annuity Prospectus

VOYA SMARTDESIGN VARIABLE ANNUITY

May 1, 2015

The Contract. The contract described in this prospectus is a group or individual deferred variable annuity contract issued by Voya Insurance and Annuity Company ("VIAC," the "Company," "we," "us," "our"). It is issued to you, the contract holder, as either a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Section 408(a) of the Internal Revenue Code of 1986, as amended (Tax Code); a qualified individual retirement annuity (IRA); a qualified Roth IRA; or as a qualified contract for use with certain employer sponsored retirement plans. We no longer offer this contract for sale to new purchasers. The contract is not available as a SIMPLE IRA under Tax Code Section 408(p).

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

Premium Bonus Option. We will credit a premium bonus to your account for each purchase payment you make during the first account year if you elect the premium bonus option. There is an additional charge for this option during the first seven account years. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your account. See "Premium Bonus Option — Suitability." The premium bonus option may not be available in all states.

Investment Options. The contract offers variable investment options and a fixed interest option. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

The Funds. Information about the funds in which the subaccounts invest is located in Appendix III — Description of Underlying Funds and in each fund prospectus. A prospectus containing more information on each Underlying Fund may be obtained by calling Customer Service at 800-366-0066. **Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.**

Getting Additional Information. You may obtain free of charge the May 1, 2015, Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain free of charge the most recent annual and/or quarterly report of Voya Insurance and Annuity Company by calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission ("SEC") also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-57218. You may call 1-202-551-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, Washington, D.C. 20549-0102. The SAI table of contents is listed in this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Fixed Interest Options.

- Voya Guaranteed Account (the Guaranteed Account)

- Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus.

Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state.

The contract is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the FDIC. The contract is subject to investment risk, including the possible loss of the principal amount of your investment.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Topics – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
Voya EURO STOXX 50® Index Portfolio (Class ADV)
Voya FTSE 100 Index® Portfolio (Class ADV)
Voya Global Perspectives Portfolio (Class ADV)*
Voya Global Value Advantage Portfolio (Class T)
Voya Growth and Income Portfolio (Class ADV)
Voya Hang Seng Index Portfolio (Class S)
Voya High Yield Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)
Voya International Index Portfolio (Class ADV)
Voya Japan TOPIX Index® Portfolio (Class ADV)
Voya Large Cap Growth Portfolio (Class ADV)
Voya Large Cap Value Portfolio (Class S)
Voya Liquid Assets Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)
Voya Multi-Manager Large Cap Core Portfolio (Class S)
Voya Retirement Conservative Portfolio (Class ADV)*
Voya Retirement Growth Portfolio (Class ADV)*
Voya Retirement Moderate Growth Portfolio (Class ADV)*
Voya Retirement Moderate Portfolio (Class ADV)*
Voya Russell™ Large Cap Growth Index Portfolio (Class S)
Voya Russell™ Large Cap Index Portfolio (Class S)
Voya Russell™ Large Cap Value Index Portfolio (Class S)
Voya Russell™ Mid Cap Growth Index Portfolio (Class S)
Voya Russell™ Mid Cap Index Portfolio (Class S)
Voya Russell™ Small Cap Index Portfolio (Class S)
Voya Small Company Portfolio (Class S)
Voya U. S. Bond Index Portfolio (Class S)

VY® Baron Growth Portfolio (Class S)
VY® BlackRock Inflation Protected Bond Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)
VY® DFA World Equity Portfolio (Class S)*
VY® FMR^{SM} Diversified Mid Cap Portfolio (Class S)
VY® Franklin Income Portfolio (Class S)
VY® Franklin Mutual Shares Portfolio (Class S)
VY® Franklin Templeton Founding Strategy Portfolio (Class S)*
VY® Invesco Comstock Portfolio (Class S)
VY® Invesco Equity and Income Portfolio (Class S2)
VY® Invesco Growth and Income Portfolio (Class S)
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
VY® Morgan Stanley Global Franchise Portfolio (Class S)
VY® Oppenheimer Global Portfolio (Class S)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class S)
VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Templeton Foreign Equity Portfolio (Class S)
VY® Templeton Global Growth Portfolio (Class S)

* These investment portfolios are offered in a "fund of funds" structure. See "The Trusts and Funds" for more information about these investment portfolios.

More information can be found in the appendices. See Appendix IV for all subaccounts and valuation information. Appendix III highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions:

Contacting the Company. To answer your questions, contact your sales representative or write or call Customer Service at:


P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066


Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Sending Additional Purchase Payments. Use the following address when sending additional purchase payments.

If using the U.S. Postal Service:
Voya Insurance and Annuity Company
Attn: Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271

If using express mail:
Voya Insurance and Annuity Company
Attn: Customer Service
909 Locust Street
Des Moines, IA 50309-2899

Contract Design:

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

Contract Facts:

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. See "Purchase and Rights" for age maximums on the calculation of death benefits. The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Mortality and Expense Risk Charge[1]:	0.80%	1.10%	1.25%
Death Benefit[2] on Death of the Annuitant[3]:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date; or (4) The "roll-up value" on the claim date.
Minimum Initial Purchase Payment[4]:	**Non-Qualified:** $15,000 **Qualified:** $1,500	**Non-Qualified:** $5,000 **Qualified:** $1,500	**Non-Qualified:** $5,000 **Qualified:** $1,500
Free Withdrawals[5]:	10% of your account value each account year, non-cumulative.	10% of your account value each account year, non-cumulative.	10% of your account value each account year, cumulative to a maximum 30%.
Nursing Home Waiver — Waiver of Early Withdrawal Charge:	Not Available	Available	Available

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[1] See "Fee Table" and "Fees."

[2] See "Death Benefit." If a death benefit is payable based on account value, step-up value or roll-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

[3] When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "Death Benefit." **Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**

[4] See "Purchase and Rights."

[5] See "Fees."

Premium Bonus Option. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. See "Premium Bonus Option."

In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge will also be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See "Fee Table" and "Fees."

In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "Premium Bonus Option—Forfeiture" and "Right to Cancel."
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture" and "Death Benefit—Premium Bonus."
- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. See "Premium Bonus Option—Forfeiture" and "Withdrawals."

If you expect to make purchase payments to your contract after the first account year, the premium bonus option may not be right for you. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. See "Premium Bonus Option—Suitability." Your sales representative can help you decide if the premium bonus option is right for you.

Transferability. You may transfer from one option package to another.

- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days of an account anniversary.
- Certain minimum account values must be met.

See "Transfers Between Option Packages."

Free Look/Right to Cancel. You may cancel your contract within ten days (some states allow you more than ten days) of receipt. See "Right to Cancel."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. The amount of the death benefit will depend upon the option package selected. See "Death Benefit." Any death benefit during the income phase will depend upon the income phase payment option selected. See "The Income Phase."

Withdrawals. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. The fees and expenses deducted may vary depending upon the option package you select. See "Fee Table" and "Fees."

Taxation. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Federal Tax Considerations."

Use of an Annuity Contract in an IRA or other Qualified Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Account or other qualified retirement account, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

CONTRACT PHASES

I. The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

STEP 2: You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Separate Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; or
- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted. See "The Income Phase" for the different fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Fees

Early Withdrawal Charge
(As a percentage of payments withdrawn.)

Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%

Annual Maintenance Fee... $30.00[1]
Transfer Charge.. $10.00[2]
Overnight Charge .... $20.00[3]

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[1] The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "Fees – Transaction Fees – Annual Maintenance Fee."

[2] We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each account year. See "Fees – Transaction Fees – Transfers" for additional information.

[3] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

If You Do Not Elect the Premium Bonus Option

	All Account Years
Option Package I	
Mortality and Expense Risk Charge	0.80%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	0.95%
Option Package II	
Mortality and Expense Risk Charge	1.10%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.25%
Option Package III	
Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.40%

If You Elect the Premium Bonus Option

	Account Years 1–7	After the 7th Account Year
Option Package I		
Mortality and Expense Risk Charge	0.80%	0.80%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.45%	0.95%
Option Package II		
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.75%	1.25%
Option Package III		
Mortality and Expense Risk Charge	1.25%	1.25%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.90%	1.40%

Fees Deducted by the Funds:

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses):	0.53%	1.62%

1   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

Examples:

These examples are intended to help you compare the costs of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000, in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the Contracts and of any of the Trusts or Funds.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period: *			
1 year	3 years	5 years	10 years
$1,055	$1,580	$2,127	$3,627
2) If you annuitize at the end of the applicable time period: **			
1 year	3 years	5 years	10 years
$355	$1,080	$1,827	$3,627
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$355	$1,080	$1,827	$3,627

*   This example reflects deduction of an early withdrawal charge using the early withdrawal charge schedule that applies to all contracts, including Roth IRA contracts issued after September 19, 2000.

**   This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

Fund Fee Information

The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix IV of this prospectus we provide condensed financial information about Separate Account B (the separate account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract for the lowest and highest combination of asset-based charges. Complete information is available in the Statement of Additional Information.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the Statement of Additional Information.

PURCHASE AND RIGHTS

How to Purchase
Please note that this contract is no longer available to purchase.

- Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

- Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "Other Topics – Contract Distribution"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

- Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

Factors to Consider in the Purchase Decision. You should discuss you decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:

1. Long-Term Investment – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features.

4. Exchanges – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Maximum Issue Age. The maximum issue age for you and the annuitant (if you are not the annuitant) on the date you apply for your account is 80. Please note that there are age maximums on the calculation of the step-up value and roll-up value death benefits under Option Packages II and III. Therefore, if you are age 75 or over, you may want to consider whether choosing one of these options is in your best interest. See "Death Benefit" for a description of the calculation of death benefits above certain ages. The contract may not be available to all issue ages through all broker-dealers.

Your Rights Under the Contract

- Individual Contracts. You have all contract rights.
- Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.
- Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

Purchase Payment Methods. The following purchase payment methods are allowed:

- One lump sum;
- Periodic payments; or
- Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice. If you are considering making periodic payments beyond the first contract year, the premium bonus option may not be right for you. See "Premium Bonus Option – Suitability."

Purchase Payment Amounts.
The minimum initial purchase payment depends upon the option package you select when you purchase the contract and must be met without consideration of any premium bonus.

	Option Package I		Option Package II		Option Package III	
Minimum Initial Purchase Payment	Non-Qualified:	Qualified:*	Non-Qualified:	Qualified:*	Non-Qualified:	Qualified:*
	$15,000	$1,500	$5,000	$1,500	$5,000	$1,500

*The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income. Additional purchase payments must be at least $50 (we may change this amount from time to time). A purchase payment of more than $1,000,000 will be allowed only with our consent.

Reduction of Purchase Payment Amounts. In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract. Whether such a reduction is available will be based on consideration of each of the following factors:

- The size and type of the prospective group, if any, to which the reduction would apply;
- The method and frequency of purchase payments to be made under the contract; and
- The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

Other Contracts. We and our affiliates offer various other products with different features and terms than the contracts, and that may offer some or all of the same subaccounts. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that these are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states allow you more than ten days) by returning it to Customer Service along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal your account value. This means that you will bear the entire investment risk for amounts allocated among the subaccounts, including applicable fund and contract fees and charges. Consequently, the amount refunded could be less than the amount you paid into the contract. Any premium bonus credited to your account will also be forfeited and your refund will reflect any earnings or losses attributable to the premium bonus. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

PREMIUM BONUS OPTION

Election. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. The premium bonus option may not be available under all contracts.

Premium Bonus Amount. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. The amount of the premium bonus we credit to an account may be reduced if the premium bonus option charge is reduced or eliminated.

Premium Bonus Option Charge. In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge will also be deducted from amounts allocated to the fixed interest options, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. Under certain contracts, the premium bonus option charge may be reduced or eliminated. See "Fees – Reduction or Elimination of Certain Fees."

After the seventh account year you will no longer pay the premium bonus option charge. We will administer the elimination of this charge by decreasing the number of accumulation units and increasing the accumulation unit values of the subaccounts in which you are then invested. The elimination of this charge and the adjustment of the number of accumulation units and accumulation unit values will not affect your account value. See "Your Account Value."

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "Right to Cancel."
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Death Benefit – Premium Bonus."
- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be in the same percentage as the amount withdrawn subject to an early withdrawal charge is to the total purchase payments made during the first account year. See "Withdrawals."

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2007	$100,000	$4,000	$104,000	—	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2010	—	—	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "Fees – Free Withdrawals")) and you would pay a $1,080 early withdrawal charge (6% of $18,000). Additionally, because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.*

*   This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "Fees – Free Withdrawals." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

Suitability. If you expect to make purchase payments to your account after the first account year, the premium bonus option may not be right for you. Your account will not be credited with a premium bonus for purchase payments made after the first account year yet we will assess the premium bonus option charge against your account value which is increased by these additional purchase payments. Consequently, the amount of the premium bonus option charge you would pay over time may be more than the amount of the premium bonus we credited to your account. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. When you make such a withdrawal you may forfeit part of your premium bonus, and the amount of the premium bonus option charge you have paid may be more than the amount of the premium bonus not forfeited. Likewise, if you make a withdrawal during the first seven account years and the market is down, the amount of the bonus forfeited may be greater than the then current market value of the premium bonus. Your sales representative can help you decide if the premium bonus option is right for you.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account B (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

Mutual Fund (Fund) Descriptions. We provide brief descriptions of the funds in Appendix III. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the funds prospectuses for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained, free of charge, from Customer Service at the address and phone number listed in "Contract Overview—Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure (such as Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fixed Interest Options. If available in your state, the Voya Guaranteed Account (the "Guaranteed Account") offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see Appendices I and II and the Guaranteed Account prospectus. To obtain a copy of the Guaranteed Account prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, call (800) 366-0066, or access the SEC's website (http://www.sec.gov).

Selecting Investment Options

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus.

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add funds, or withdraw or substitute funds available when you purchased your contract, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges, investment objectives or policies than the fund it replaced.

Limits on How Many Investment Options You May Select. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts, will be considered an investment option.

Additional Risks of Investing in the Funds *(Mixed and Shared Funding).* "Shared funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are also bought by other insurance companies for their variable insurance contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

- Shared—bought by more than one company
- Mixed—bought for annuities and life insurance

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase we allow you four free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions, and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by fax or telephone or, when available, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at Customer Service or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. This includes recording calls on our toll-free telephone lines. You are responsible for keeping your account information confidential. Please be advised that the risk of a fraudulent transaction is increased with telephone or electronic transaction (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts, the Guaranteed Account or Fixed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program. If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option. In either case a market value adjustment will apply. See Appendix I for more information about dollar cost averaging from the Guaranteed Account. If dollar cost averaging is stopped with respect to amounts invested in the Fixed Account, the remaining balance will be transferred to a money market subaccount.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. For additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company." In certain states, purchase payments allocated to the Fixed Account may require participation in the dollar cost averaging program.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. Account rebalancing is subject to any fund purchase restrictions, however. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "Contract Overview – Questions: Contacting the Company."

TRANSFERS BETWEEN OPTION PACKAGES

You may transfer from one option package to another.

- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days of an account anniversary.
- The following minimum account values need to be met on the date of transfer:

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Account Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

- You will receive a new contract schedule page upon transfer.
- Only one option package may be in effect at any time.

Transfers to Option Package I	Transfers to Option Package II	Transfers to Option Package III
Death Benefit[1]: The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • The "step-up value" under Option Packages II and III will terminate on the new schedule effective date. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package III, the "step-up value" will continue to be calculated from the date calculated under Option Package III. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package II, the "step-up value" will continue to be calculated from the date calculated under Option Package II. • The "roll-up value" will be calculated beginning on the new schedule effective date.
Nursing Home Waiver[2]: • The availability of the waiver of the early withdrawal charge under the Nursing Home Waiver will terminate on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package III, the waiting period will have been satisfied on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package II, the waiting period will have been satisfied on the new schedule effective date.
Free Withdrawals[3]: • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • The cumulative to 30% available free withdrawal amount will begin to be calculated as of the new schedule effective date.

[1] See "Death Benefit."
[2] See "Fees—Nursing Home Waiver."
[3] See "Fees—Free Withdrawals."

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

TRANSACTION FEES

Early Withdrawal Charge
Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Early Withdrawal Charge Schedules
(As a percentage of payments withdrawn.)

Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

Examples: Where the early withdrawal charge is based on the number of years since the purchase payment was received, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% of the portion of that purchase payment withdrawn.

In each case the next time you make a withdrawal we will assess the early withdrawal charge, if any, against the portion of the first purchase payment you did not withdraw and/or subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive account years, up to a maximum 30% of your account value.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:

- Used to provide income phase payments to you;
- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;
- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
- Taken because of the election of a systematic distribution option (see "Systematic Distribution Options");
- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;

- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO systematic distribution option (see "Systematic Distribution Options"); or
- Paid upon termination of your account by us (see "Other Topics — Involuntary Terminations").

Nursing Home Waiver. Under Option Packages II and III, you may withdraw all or a portion of your account value without an early withdrawal charge if:

- More than one account year has elapsed since the schedule effective date;
- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and
- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility for at least one day during the two-week period immediately preceding or following the schedule effective date. It will also not apply to contracts where prohibited by state law.

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

Elimination. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

Transfer Charge

Amount. During the accumulation phase we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Overnight Fee. You may elect to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II	Option Package III
0.80%	1.10%	1.25%

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "The Income Phase- Charges Deducted."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to provide a death benefit and make lifetime income phase payments based on annuity rates specified in the contract.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II	Option Package III
0.15%	0.15%	0.15%

There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses.

Premium Bonus Option Charge.

Maximum Amount. 0.50%, but only if you elect the premium bonus option.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We may also deduct this charge from amounts allocated to the fixed interest options. This charge is deducted for the first seven account years during the accumulation phase and, if applicable, the income phase. See "Premium Bonus Option — Premium Bonus Option Charge."

Purpose. This charge compensates us for the cost associated with crediting the premium bonus to your account on purchase payments made during the first account year.

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge, administrative expense charge or premium bonus option charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the contract is issued;
- The amount of expected purchase payments;
- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;
- The type and frequency of administrative and sales services provided; or
- The level of annual maintenance fee and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

FUND EXPENSES

As shown in the fund prospectuses and described in the "Fund Fee Information" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenues received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2014, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.
- Fidelity Variable Insurance Products
- Columbia Funds Variable Insurance Trust
- ProFunds VP
- Invesco Variable Insurance Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2014, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "Other Contract Provisions – Selling the Contract."**

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Federal Tax Considerations."

YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:

- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Separate Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge and the premium bonus option charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as the premium bonus option charge. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that you did not elect the premium bonus option and on the day we receive the purchase payment the applicable AUV's after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $5000.

Step 2:

    A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

    B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV). Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making A Withdrawal

- Select the withdrawal amount.

    (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, annual maintenance fee and forfeited premium bonus.

    (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account and any forfeited premium bonus. See Appendices I and II and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.

- Select investment options. If you do not specify this, we will withdraw dollars from each investment option in which you have account value in the same proportion as that value bears to your total account value.
- Properly complete a disbursement form and deliver it to Customer Service.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at Customer Service.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order.

Reinstating a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase.

Features of a Systematic Distribution Option
A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

The following systematic distribution options may be available:

- **SWO—Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.

- **ECO—Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.

- **LEO—Life Expectancy Option.** LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Federal Tax Considerations."

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract Overview—Questions: Contacting the Company."

Systematic Distribution Option Availability. Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "Fees – Early Withdrawal Charge – Free Withdrawals." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or Customer Service at the number listed in "Contract Overview—Questions: Contacting the Company."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to Customer Service. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax and/or legal adviser before electing an option.

DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Terms to Understand: Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant(s): The person(s) on whose life or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at Customer Service. Please contact Customer Service to learn what information is required for a request for payment of the death benefit to be in good order.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

Schedule Effective Date: The date an option package and benefits become effective. The initial schedule effective date equals the date we established your account. Thereafter, this date can occur only on an account anniversary.

During the Accumulation Phase

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Who Receives the Death Benefit? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "Contract Overview—Questions: Contacting the Company."

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies.

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Annuitant:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or (3) The "step-up value"* (as described below) on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or (3) The "step-up value"* (as described below) on the claim date; or (4) The "roll-up value"* (as described below) on the claim date.

* For purposes of calculating the death benefit, the account value, step-up value and roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:

- The account value; or
- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:

- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

Roll-up Value. On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant's 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant's 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

Adjustment. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made, the step-up value and the roll-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

Death Benefit Greater than the Account Value. Notwithstanding which option package is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Subject to the conditions and requirements of state law, unless the beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after Customer Service has received sufficient information to make the payment. For more information on required distributions under federal income tax laws, you should see "Required Distributions." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

Death Benefit Amounts in Certain Cases

If a Spousal Beneficiary Continues the Account Following the Death of the Contract Holder/Annuitant. If a spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary. The premium bonus option charge, if any, will continue, unless the premium bonus was forfeited when calculating the account value, step-up value and roll-up value on the death of the original contract holder/annuitant.

The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined under the option package then in effect, except that:

(1) In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial purchase payment;

(2) In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value; and

(3) In calculating the roll-up value, the roll-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the initial roll-up value.

If the Contract Holder is not the Annuitant. Under nonqualified contracts only, the death benefit described above under Option Packages I, II and III will not apply if a contract holder (including a spousal beneficiary who has continued the account) who is not also the annuitant dies. In these circumstances the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

Because the death benefit in these circumstances equals the account value, plus or minus any market value adjustment, a contract holder who is not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under the option package then in effect.

Guaranteed Account. For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

Death Benefit—Methods of Payment

For Qualified Contracts. Under a qualified contract, if the annuitant dies the beneficiary may choose one of the following three methods of payment:

- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules). See "Federal Tax Considerations";
- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or
- Elect SWO, ECO or LEO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

Distribution Requirements. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Federal Tax Considerations."

For Nonqualified Contracts.

(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:

(a) Continue the contract in the accumulation phase;
(b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or
(c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). See "Federal Tax Considerations."

In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "Federal Tax Considerations."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "Federal Tax Considerations."

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview—Questions: Contacting the Company."

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:

(a) The first day of the month following the annuitant's 85th birthday; or
(b) The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a qualified tax and/or legal adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:

(a) The life of the annuitant;
(b) The joint lives of the annuitant and beneficiary;
(c) A guaranteed period greater than the annuitant's life expectancy; or
(d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Federal Tax Considerations" for further discussion of rules relating to income phase payments.

Charges Deducted.

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees—Mortality and Expense Risk Charge."

- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees—Administrative Expense Charge."

- If you elected the premium bonus option and variable income phase payments, we may also deduct the premium bonus option charge. We deduct this charge daily during the first seven account years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. See "Fees—Premium Bonus Option Charge."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at Customer Service. Unless the beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax and/or legal adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations" for additional information.

Payment Options.

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit—None:** All payments end upon the annuitant's death.
Life Income—Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income—Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: (a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit—None:** All payments end upon the death of both annuitants.
Life Income—Two Lives—Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit—Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income— Cash Refund Option (limited availability—fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit—Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income—Two Lives—Cash Refund Option (limited availability—fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit—Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime—Guaranteed Payments	**Length of Payments:** You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payment: If the "Nonlifetime—Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees—Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at Customer Service.

Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3½% or 5% assumed net investment rate used for variable payments).

OTHER TOPICS

Separate Account B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in the Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. The subaccounts invest directly in the shares of a pre-assigned underlying fund. Each underlying fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of an underlying fund are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contract.

Other variable annuity contracts invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your contract.

Voya Insurance and Annuity Company

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014 we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of Voya Insurance and Annuity Company.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, CT 06095 is the principal underwriter and distributor of the Contract as well as for other VIAC contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by VIAC for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to .50% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2014, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1. Wells Fargo Advisors, LLC
2. LPL Financial Corporation
3. Morgan Stanley Smith Barney LLC
4. Voya Financial Advisors, Inc.
5. Merrill Lynch, Pierce, Fenner & Smith Incorporated
6. Cetera Advisors LLC
7. Raymond James and Associates Inc.
8. UBS Financial Services
9. National Planning Corporation
10. Securities America, Inc.
11. Ameriprise Financial Services, Inc.
12. First Allied Securities Inc.
13. Cambridge Investment Research Inc.
14. Commonwealth Equity Services, Inc.
15. Woodbury Financial Services Inc.
16. Lincoln Financial Advisors Corporation
17. Stifel Nicolaus and Company Incorporated
18. S I I Investments Inc.
19. Edward D. Jones & Co., L.P. dba Edward Jones
20. Royal Alliance Associates Inc.
21. NFP Advisor Services, LLC
22. RBC Capital Markets LLC
23. Centaurus Financial Inc.
24. J.P. Morgan Securities LLC
25. MML Investors Services Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

*   On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
*   When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
*   During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions, the effect of which could be that a small number of contract owners decide the outcome of a vote. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at Customer Service. An assignment or transfer of ownership may have tax consequences and you should consult with a tax and/or legal adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company to Customer Service. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Directed Services LLC's ability to distribute the contract or upon the separate account.

Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

Types of Contracts: Nonqualified or **Qualified**

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified Contracts) or on a tax-qualified basis (qualified Contracts).

Nonqualified Contracts. Nonqualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premium payments to a nonqualified Contract. Rather, nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457(b) of the Tax Code.

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account;

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Non-Qualified Contract.** If the owner of the Contract is not a natural person (in other words, is not an individual), a nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the Contract" (generally, the premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner; and

- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. Investment in the Contract is generally equal to the amount of all premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract (cost basis).

10% Penalty. A distribution from a nonqualified Contract may be subject to a penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized after December 31, 2010, are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity, provided that annuity payments are made for a period of 10 years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If the your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed by August 31, 2020. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of the contract owner.

Some Contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified Contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value will be treated as a distribution for federal income tax purposes. Anyone contemplating any such transfer, pledge, assignment or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity:
- That is purchased with a single purchase payment;
- With annuity payments starting within one year from the date of purchase; and
- That provides a series of substantially equal periodic payments made annually or more frequently.

While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to Contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs.

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings.

- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contribution to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a Contract that will provide an annuity for the employee's retirement;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees;
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account. There is no further information specific to 457 plans in this prospectus.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Beginning in 2015, you will not be able to roll over any portion of an IRA distribution if you rolled over a distribution during the preceding 1-year period. However, the IRS has provided a transition rule for distributions in 2015. Specifically, a distribution occurring in 2014 that was rolled over is disregarded for this purpose if the 2015 distribution is from an IRA other than the IRA that made or received the 2014 distribution. Please note that this one rollover per year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRS qualification requirements.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. Beginning in 2015, you will not be able to roll over any portion of a Roth IRA distribution if you rolled over a distribution during the preceding 1-year period. However, the IRS has provided a transition rule for distributions in 2015. Specifically, a distribution occurring in 2014 that was rolled over is disregarded for this purpose if the 2015 distribution is from a Roth IRA other than the Roth IRA that made or received the 2014 distribution. Please note that this one rollover per year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as Roth IRAs and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to qualified Contracts vary according to the type of qualified Contract and the specific terms and conditions of the qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified Contract, or on income phase (i.e., annuity) payments from a qualified Contract, depends upon the type of qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified Contract.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2015). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k) or 403(b) plan to generally no more than $18,000 (2015). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Distributions - General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

Section 401(a), 401(k), 403(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans), or IRA or Roth IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth 401(k) and Roth IRAs. A partial or full distribution of premium payments to a Roth 401(k) or Roth IRA account and earnings credited on those premium payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
    - The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
    - If a rollover contribution was made from a designated Roth account previously established for your under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
    - The first taxable year in which you made an in-plan Roth rollover or non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:

- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the term of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any Contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a) and 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed to the designated beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non Resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. We may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 401(k) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers a Roth 401(k) account, non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of premium payments made by salary reduction to a Roth account and earnings credited on those premium payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions – Roth 401(k) and Roth IRAs" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the Contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a Contract occurs under a Voya LifePay Plus or Voya Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Voya LifePay Plus or Voya Joint LifePay Plus rider, as well as any applicable market value adjustment, could increase the contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax adviser about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the Voya LifePay Plus or Voya Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the Voya LifePay Plus or Voya Joint LifePay Plus rider, causing a pro-rata reduction of the Voya LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) are now available to same-sex spouses, there are still unanswered questions regarding the scope and impact of the Windsor decision at a state level. Consequently, if you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding spousal rights and benefits under the Contract described in this prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271.

‒ ‒

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, VOYA SMARTDESIGN VARIABLE ANNUITY 333-57218.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

05/01/2015

‒ ‒

Voya Guaranteed Account

The Voya Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below), which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or Customer Service to learn:
- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.
- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or Customer Service to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:
- Market Value Adjustment (MVA)—as described in this appendix and in the Guaranteed Account prospectus;
- Tax penalties and/or tax withholding—see "Federal Tax Considerations";
- Early withdrawal charge—see "Fees"; or
- Maintenance fee—see "Fees."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge will be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See the "Premium Bonus Option – Forfeiture" and "Withdrawals" sections of the contract prospectus.

Market Value Adjustment (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:
- Transfers due to participation in the dollar cost averaging program;
- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;
- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and
- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period until depleted, then from the next oldest and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term; (b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at Customer Service by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Dollar Cost Averaging. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinstating Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted, any premium bonus forfeited or any taxes that were withheld at the time of withdrawal.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. Directed Services LLC is principal underwriter and distributor of the contract. Directed Services LLC enters into sales agreements with broker-dealers to sell the contract through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the Financial Industry Regulatory Authority (FINRA). From time to time the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by Voya Insurance and Annuity Company. The Fixed Interest Division is part of the Voya General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2015. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

APPENDIX III

Description of Underlying Funds

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios	
Columbia Small Cap Value Fund (Class B)	Voya Index Plus MidCap Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	Voya Index Plus SmallCap Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya International Index Portfolio (Class S)
ProFund VP Bull	Voya Large Cap Growth Portfolio (Class S)
ProFund VP Europe 30	Voya SmallCap Opportunities Portfolio (Class S)
ProFund VP Rising Rates Opportunity	VY® Clarion Global Real Estate Portfolio (Class S)
Voya Balanced Portfolio (Class S)	VY® Clarion Real Estate Portfolio (Class S
Voya Global Value Advantage Portfolio (Class S)	VY® Columbia Small Cap Value II Portfolio (Class S)
Voya Growth and Income Portfolio (Class S) and (Class I)	VY® Oppenheimer Global Portfolio (Class I)
Voya Index Plus LargeCap Portfolio (Class S)	VY® Invesco Equity and Income Portfolio (Class S)
	VY® JP Morgan Mid Cap Value Portfolio (Class S)

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocation are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Voya EURO STOXX 50® Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.
Voya FTSE 100 Index® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.
Voya Global Perspectives Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Global Value Advantage Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Hang Seng Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.
Voya High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investor with a high level of current income and total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.

Voya Japan TOPIX Index® Portfolio
 	
  Investment Adviser: Voya Investments, LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.

Voya Large Cap Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya Liquid Assets Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of current income consistent with the preservation of capital and liquidity.

Voya MidCap Opportunities Portfolio
 	
  Investment Adviser: Voya Investments, LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Multi-Manager Large Cap Core Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company
	Seeks reasonable income and capital growth.

Voya Retirement Conservative Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.

Voya Retirement Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.

Voya Retirement Moderate Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.

Voya Retirement Moderate Portfolio
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.

Voya Russell™ Large Cap Growth Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Voya Russell™ Large Cap Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Voya Russell™ Large Cap Value Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.

Voya Russell™ Mid Cap Growth Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.

Voya Russell™ Mid Cap Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.

Voya Russell™ Small Cap Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.

Voya Small Company Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Voya U.S. Bond Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.

VY® Baron Growth Portfolio
 	
   Investment Adviser: Directed Services LLC
   Subadviser: BAMCO, Inc.
	Seeks capital appreciation.

VY® BlackRock Inflation Protected Bond Portfolio
 	
   Investment Adviser: Directed Services LLC
   Subadviser: BlackRock Financial Management Inc.
	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisors, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® DFA World Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
VY® FMR® Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company * FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.	Seeks long-term growth of capital.
VY® Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY® Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
VY® Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
VY® Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

VY® JPMorgan Emerging Markets Equity Portfolio	Seeks capital appreciation.
Investment Adviser: Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	
VY® JPMorgan Small Cap Core Equity Portfolio	Seeks capital growth over the long-term.
Investment Adviser: Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	
VY® Morgan Stanley Global Franchise Portfolio	A *non-diversified* Portfolio that seeks long-term capital appreciation.
Investment Adviser: Directed Services LLC **Subadviser:** Morgan Stanley Investment Management Inc.	
VY® Oppenheimer Global Portfolio	Seeks capital appreciation.
Investment Adviser: Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	
VY® T. Rowe Price Capital Appreciation Portfolio	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
Investment Adviser: Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	
VY® T. Rowe Price Equity Income Portfolio	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
Investment Adviser: Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	
VY® T. Rowe Price Growth Equity Portfolio	Seeks long-term growth through investments in stocks.
Investment Adviser: Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	
VY® T. Rowe Price International Stock Portfolio	Seeks long-term growth of capital.
Investment Adviser: Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	
VY® Templeton Foreign Equity Portfolio	Seeks long-term capital growth.
Investment Adviser: Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	
VY® Templeton Global Growth Portfolio	Seeks capital appreciation. Current income is only an incidental consideration.
Investment Adviser: Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	

HSI is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Voya Investment Management Co. LLC and Voya Investments, LLC in connection with the Voya Hang Seng Portfolio (the "product"), but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the product or any other person: (i) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (ii) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (iii) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to the Index is given or may be implied. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (I) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY VOYA INVESTMENT MANAGEMENT CO. LLC AND VOYA INVESTMENTS, LLC IN CONNECTION WITH THE PRODUCT; OR (II) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (III) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (IV) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE PRODUCT IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2014 including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2014 are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2014, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 0.95%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.30	$10.86	$9.97	$10.44	$9.61	$8.02	$10.31			
Value at end of period	$12.42	$12.30	$10.86	$9.97	$10.44	$9.61	$8.02			
Number of accumulation units outstanding at end of period	165,995	183,002	214,688	280,582	281,015	289,884	157,683			
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.52	$14.70	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40	$10.15
Value at end of period	$19.93	$19.52	$14.70	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40
Number of accumulation units outstanding at end of period	4,918	5,549	13,146	19,244	28,803	29,230	27,505	29,920	34,140	47,910
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$16.93	$13.37	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19
Value at end of period	$18.19	$16.93	$13.37	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70
Number of accumulation units outstanding at end of period	143,934	176,148	224,392	285,227	293,761	347,831	401,729	429,511	420,104	514,374
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.83	$9.96	$10.28							
Value at end of period	$14.85	$13.83	$9.96							
Number of accumulation units outstanding at end of period	7,741	9,426	11,413							
PROFUND VP BULL										
Value at beginning of period	$12.89	$10.03	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17	$9.01
Value at end of period	$14.23	$12.89	$10.03	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17
Number of accumulation units outstanding at end of period	1,845	2,645	2,861	5,310	3,461	1,298	2,122	4,256	6,030	4,857
PROFUND VP EUROPE 30										
Value at beginning of period	$12.45	$10.33	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16	$9.49
Value at end of period	$11.26	$12.45	$10.33	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16
Number of accumulation units outstanding at end of period	6,203	9,218	10,410	10,578	8,096	5,465	8,225	8,954	10,395	10,342
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.41	$2.95	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55	$8.28
Value at end of period	$2.35	$3.41	$2.95	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55
Number of accumulation units outstanding at end of period	17,652	25,995	30,798	42,486	52,573	35,221	38,392	40,425	53,562	51,285

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.06	$11.33	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51	$10.01	
Value at end of period	$13.71	$13.06	$11.33	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51	
Number of accumulation units outstanding at end of period	20,338	30,777	37,542	51,346	40,273	37,426	44,100	63,472	96,281	
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.86	$8.74	$7.24	$9.36						
Value at end of period	$9.72	$10.86	$8.74	$7.24						
Number of accumulation units outstanding at end of period	2,398	8,947	6,992	1,069						
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$14.14	$12.01	$10.52	$11.91						
Value at end of period	$13.04	$14.14	$12.01	$10.52						
Number of accumulation units outstanding at end of period	3,648	506	519	1,712						
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.44									
Value at end of period	$10.74									
Number of accumulation units outstanding at end of period	38,574									
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.57	$8.53	$8.90	$9.96						
Value at end of period	$8.33	$9.57	$8.53	$8.90						
Number of accumulation units outstanding at end of period	23,179	33,970	32,743	40,755						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.91	$17.70	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42	$9.56
Value at end of period	$17.40	$19.91	$17.70	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42
Number of accumulation units outstanding at end of period	53,007	63,275	69,643	82,785	110,861	149,093	127,955	96,378	59,314	38,316
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.95	$8.85	$7.76	$8.15	$7.77	$6.04	$8.94			
Value at end of period	$10.34	$9.95	$8.85	$7.76	$8.15	$7.77	$6.04			
Number of accumulation units outstanding at end of period	15,669	20,189	22,322	11,011	10,610	18,059	2,749			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.13	$10.96	$9.61	$9.99						
Value at end of period	$15.42	$14.13	$10.96	$9.61						
Number of accumulation units outstanding at end of period	442,552	567,867	767,896	989,685						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$11.91	$9.89								
Value at end of period	$13.06	$11.91								
Number of accumulation units outstanding at end of period	5,050	8,321								
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.96	$10.04	$8.78	$8.91	$7.90	$6.13	$9.66			
Value at end of period	$14.18	$12.96	$10.04	$8.78	$8.91	$7.90	$6.13			
Number of accumulation units outstanding at end of period	641,821	805,340	1,057,959	1,347,168	1,657,053	1,371,537	1,055,301			

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.64	$14.23	$11.19	$13.85	$13.00	$10.19				
Value at end of period	$14.99	$14.64	$14.23	$11.19	$13.85	$13.00				
Number of accumulation units outstanding at end of period	2,454	3,303	4,702	13,426	21,460	12,052				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.36	$18.51	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22	$10.85
Value at end of period	$19.40	$19.36	$18.51	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22
Number of accumulation units outstanding at end of period	220,166	304,546	360,108	364,931	376,570	353,313	372,409	449,307	476,338	449,334
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.12	$11.51	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33	$9.92
Value at end of period	$17.01	$15.12	$11.51	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33
Number of accumulation units outstanding at end of period	876,420	1,058,727	1,345,012	1,740,140	2,357,494	2,858,096	1,834,630	1,639,937	397,879	407,086
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.46	$17.64	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26	$12.98
Value at end of period	$25.40	$23.46	$17.64	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26
Number of accumulation units outstanding at end of period	135,375	169,003	206,566	272,217	337,984	370,245	344,429	393,916	470,325	530,496
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.52	$16.69	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07
Value at end of period	$24.51	$23.52	$16.69	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97
Number of accumulation units outstanding at end of period	93,658	118,752	155,844	201,065	245,499	277,071	259,992	285,715	328,082	388,229
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.37	$13.54	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13	$10.04
Value at end of period	$14.10	$13.37	$13.54	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13
Number of accumulation units outstanding at end of period	2,713,009	1,933,537	2,428,997	2,709,064	2,931,067	2,146,877	1,471,381	359,648	249,344	99,176
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.44									
Value at end of period	$9.74									
Number of accumulation units outstanding at end of period	444,662									
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.00	$8.34	$7.10	$8.19	$7.68	$6.09	$10.26			
Value at end of period	$9.29	$10.00	$8.34	$7.10	$8.19	$7.68	$6.09			
Number of accumulation units outstanding at end of period	51,922	61,086	68,931	78,415	100,627	95,951	809			
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.51	$10.12	$9.49	$11.11	$10.73					
Value at end of period	$11.72	$12.51	$10.12	$9.49	$11.11					
Number of accumulation units outstanding at end of period	0	6,893	35	2,206	753					
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.36	$10.35	$9.70							
Value at end of period	$14.96	$13.36	$10.35							
Number of accumulation units outstanding at end of period	688,477	808,443	1,030,772							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.95	$16.96	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83	$10.52
Value at end of period	$24.64	$21.95	$16.96	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83
Number of accumulation units outstanding at end of period	515,501	459,472	59,811	93,344	87,878	83,827	45,525	48,061	54,505	56,706

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.80	$11.43	$10.10	$10.05						
Value at end of period	$16.08	$14.80	$11.43	$10.10						
Number of accumulation units outstanding at end of period	341,524	137,463	31,034	27,518						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$18.08	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12	$16.81
Value at end of period	$17.75	$17.91	$18.08	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12
Number of accumulation units outstanding at end of period	466,647	580,362	748,749	973,775	1,126,651	1,483,805	1,679,566	818,125	379,225	191,796
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.89	$12.95	$11.48	$11.68	$9.07	$6.50	$10.06			
Value at end of period	$18.16	$16.89	$12.95	$11.48	$11.68	$9.07	$6.50			
Number of accumulation units outstanding at end of period	55,737	75,713	38,718	50,935	45,572	26,357	13,767			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.12	$12.49	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01	$10.23
Value at end of period	$18.36	$16.12	$12.49	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01
Number of accumulation units outstanding at end of period	12,369	14,263	18,718	28,145	33,526	43,069	46,213	70,706	89,344	42,278
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.24	$9.90	$9.26	$8.89	$8.32	$8.25				
Value at end of period	$10.74	$10.24	$9.90	$9.26	$8.89	$8.32				
Number of accumulation units outstanding at end of period	159,516	160,983	134,924	176,878	168,328	95,905				
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$11.35	$10.15	$10.37	$9.38	$9.22				
Value at end of period	$13.92	$13.35	$11.35	$10.15	$10.37	$9.38				
Number of accumulation units outstanding at end of period	594,309	753,579	932,583	893,603	1,016,411	1,279,078				
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.31	$11.61	$10.51	$10.60	$9.64	$9.50				
Value at end of period	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64				
Number of accumulation units outstanding at end of period	463,925	518,872	736,862	771,776	964,989	985,236				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.89	$11.83	$10.83	$10.71	$9.87	$9.75				
Value at end of period	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87				
Number of accumulation units outstanding at end of period	361,774	482,598	564,712	636,798	747,161	961,001				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.55	$16.52	$14.60	$14.18	$12.73	$10.71				
Value at end of period	$24.07	$21.55	$16.52	$14.60	$14.18	$12.73				
Number of accumulation units outstanding at end of period	52,982	78,737	85,569	104,863	132,523	150,545				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.78	$10.55	$9.24	$9.14	$8.24	$6.73	$10.32			
Value at end of period	$15.36	$13.78	$10.55	$9.24	$9.14	$8.24	$6.73			
Number of accumulation units outstanding at end of period	75,540	102,529	100,103	100,183	142,525	142,141	123,949			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.58	$15.81	$13.76	$13.82	$12.55	$10.65				
Value at end of period	$22.88	$20.58	$15.81	$13.76	$13.82	$12.55				
Number of accumulation units outstanding at end of period	80,154	98,736	127,965	144,063	177,815	188,487				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$24.07	$18.01	$15.75	$16.25	$13.04	$11.58				
Value at end of period	$26.49	$24.07	$18.01	$15.75	$16.25	$13.04				
Number of accumulation units outstanding at end of period	14,287	24,267	24,027	27,576	30,837	32,327				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.66	$11.81	$10.22	$10.53	$8.51	$6.15	$9.39			
Value at end of period	$17.44	$15.66	$11.81	$10.22	$10.53	$8.51	$6.15			
Number of accumulation units outstanding at end of period	40,153	38,250	26,881	26,043	29,846	15,954	786			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.32	$11.90	$10.38	$10.93	$8.76	$6.99	$10.26			
Value at end of period	$16.91	$16.32	$11.90	$10.38	$10.93	$8.76	$6.99			
Number of accumulation units outstanding at end of period	67,611	70,994	57,627	58,532	48,465	27,755	23,673			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$24.86	$18.10	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02	$11.06
Value at end of period	$25.95	$24.86	$18.10	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02
Number of accumulation units outstanding at end of period	2,365	3,594	3,768	4,258	4,833	5,413	3,750	4,235	4,419	155
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.48	$12.11	$10.70	$11.10	$9.04	$7.17	$10.18			
Value at end of period	$17.34	$16.48	$12.11	$10.70	$11.10	$9.04	$7.17			
Number of accumulation units outstanding at end of period	18,376	22,514	37,090	53,688	67,550	67,630	57,125			
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.75	$12.20	$11.89	$11.22	$10.70	$10.24	$9.94			
Value at end of period	$12.27	$11.75	$12.20	$11.89	$11.22	$10.70	$10.24			
Number of accumulation units outstanding at end of period	64,619	89,897	130,412	122,319	118,891	112,347	33,796			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.34	$15.52	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04	$10.00
Value at end of period	$22.06	$21.34	$15.52	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04
Number of accumulation units outstanding at end of period	98,789	147,502	139,098	177,965	203,769	230,323	193,360	205,623	141,657	72,996
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.73	$12.97	$12.31	$11.10	$10.62	$9.94				
Value at end of period	$11.91	$11.73	$12.97	$12.31	$11.10	$10.62				
Number of accumulation units outstanding at end of period	96,264	215,747	292,174	373,284	297,809	160,538				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	$10.87	
Value at end of period	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	
Number of accumulation units outstanding at end of period	19,923	21,410	26,546	40,440	51,721	74,367	71,878	44,959	48,430	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.36	$23.11	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13	$13.95
Value at end of period	$30.06	$23.36	$23.11	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13
Number of accumulation units outstanding at end of period	33,193	49,034	63,615	79,159	101,978	117,506	113,525	115,394	126,148	119,731
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$14.08	$10.55	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18	$10.26	
Value at end of period	$15.73	$14.08	$10.55	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18	
Number of accumulation units outstanding at end of period	69,681	95,418	127,040	125,852	177,200	179,609	158,615	112,120	53,296	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08	$10.05	
Value at end of period	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08	
Number of accumulation units outstanding at end of period	40,318	54,256	60,794	74,976	86,773	110,539	149,933	127,183	77,168	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.72	$9.48	$8.11	$9.02	$7.29	$6.04	$10.18			
Value at end of period	$11.77	$11.72	$9.48	$8.11	$9.02	$7.29	$6.04			
Number of accumulation units outstanding at end of period	16,214	5,159	4,383	11,164	23,032	544	434			
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.60	$16.03	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05	$9.96
Value at end of period	$22.68	$21.60	$16.03	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05
Number of accumulation units outstanding at end of period	55,399	73,706	95,838	125,183	191,885	167,288	171,019	187,448	128,496	26,655
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	$10.02	
Value at end of period	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	
Number of accumulation units outstanding at end of period	337,040	383,516	430,035	516,178	484,267	557,839	433,035	335,395	172,105	
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$14.23	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92	$12.48		
Value at end of period	$15.15	$14.23	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92		
Number of accumulation units outstanding at end of period	104,565	111,559	142,924	164,540	190,772	202,810	204,722	168,065		
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.99	$9.76	$8.50	$8.69	$7.92	$6.14	$9.64	$10.14		
Value at end of period	$12.25	$11.99	$9.76	$8.50	$8.69	$7.92	$6.14	$9.64		
Number of accumulation units outstanding at end of period	41,456	42,137	50,559	72,451	80,827	77,286	69,684	62,482		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.59	$14.65	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67	$12.36
Value at end of period	$21.18	$19.59	$14.65	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67
Number of accumulation units outstanding at end of period	81,402	106,017	118,241	168,304	182,257	190,918	211,587	224,752	248,492	218,865
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.99	$13.76	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89	$10.32
Value at end of period	$18.29	$16.99	$13.76	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89
Number of accumulation units outstanding at end of period	363,888	82,578	110,116	146,043	218,839	222,057	229,290	118,769	85,406	56,402
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.28									
Value at end of period	$10.98									
Number of accumulation units outstanding at end of period	130,921									
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.43	$13.14	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15	$10.10
Value at end of period	$19.01	$17.43	$13.14	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15
Number of accumulation units outstanding at end of period	61,211	82,974	100,109	112,871	141,502	167,879	180,062	148,515	99,858	45,311

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$22.14	$23.71	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77	$10.28
Value at end of period	$22.13	$22.14	$23.71	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77
Number of accumulation units outstanding at end of period	57,437	78,773	98,370	113,488	108,658	140,300	134,627	135,439	102,809	38,991
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.91	$21.42	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14
Value at end of period	$31.79	$27.91	$21.42	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19
Number of accumulation units outstanding at end of period	42,787	65,527	60,824	72,812	88,208	73,106	72,668	88,982	99,336	131,775
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.18	$19.02	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40	$13.63
Value at end of period	$28.10	$26.18	$19.02	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40
Number of accumulation units outstanding at end of period	59,959	91,624	84,899	95,306	108,636	104,806	100,668	113,966	122,935	109,313
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.83	$17.61	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68	$10.23
Value at end of period	$21.51	$20.83	$17.61	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68
Number of accumulation units outstanding at end of period	80,822	104,547	99,892	123,663	126,725	122,253	96,721	98,965	93,100	28,115
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04	$10.06
Value at end of period	$19.54	$19.28	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04
Number of accumulation units outstanding at end of period	42,930	47,375	69,091	88,892	102,493	111,643	108,588	119,469	130,552	145,375
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$21.83	$17.38	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40
Value at end of period	$22.08	$21.83	$17.38	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91
Number of accumulation units outstanding at end of period	68,911	84,732	114,111	135,351	150,292	170,424	176,836	168,973	139,169	54,637
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.40	$16.03	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04	$10.18
Value at end of period	$21.55	$19.40	$16.03	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04
Number of accumulation units outstanding at end of period	409,375	466,526	566,937	629,363	810,221	851,174	769,031	639,407	395,726	175,769
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.29	$14.23	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55	$11.22
Value at end of period	$19.46	$18.29	$14.23	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55
Number of accumulation units outstanding at end of period	129,415	151,649	178,325	251,736	289,462	303,468	289,598	279,296	260,062	257,330
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.02	$10.91	$9.29	$9.50	$8.23	$5.83	$10.21	$10.02		
Value at end of period	$16.13	$15.02	$10.91	$9.29	$9.50	$8.23	$5.83	$10.21		
Number of accumulation units outstanding at end of period	61,075	61,106	43,286	39,287	47,779	31,553	18,101	35,104		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.23	$14.33	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45	$10.06
Value at end of period	$15.90	$16.23	$14.33	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45
Number of accumulation units outstanding at end of period	26,048	42,080	59,574	74,481	88,304	97,947	105,954	97,500	154,055	49,031
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$12.84	$10.81	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22	$9.31	
Value at end of period	$11.84	$12.84	$10.81	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22	
Number of accumulation units outstanding at end of period	228,828	251,042	317,654	127,250	150,285	146,123	139,728	58,432	31,855	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.21	$13.30	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53	$10.49
Value at end of period	$16.57	$17.21	$13.30	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53
Number of accumulation units outstanding at end of period	44,128	68,868	92,680	106,558	113,661	119,983	110,702	116,403	73,111	1,522

Separate Account Annual Charges of 1.90%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.64	$10.37	$9.61	$10.17	$9.44	$7.96	$9.62			
Value at end of period	$11.64	$11.64	$10.37	$9.61	$10.17	$9.44	$7.96			
Number of accumulation units outstanding at end of period	0	691	852	12,176	12,692	24,268	17,229			
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.95	$13.65	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32	$10.19
Value at end of period	$18.15	$17.95	$13.65	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,239	7,125	10,744	11,104	11,597
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$15.01	$11.97	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21	$10.82
Value at end of period	$15.97	$15.01	$11.97	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21
Number of accumulation units outstanding at end of period	0	0	0	4,003	17,511	43,756	122,027	147,298	133,068	139,709
PROFUND VP BULL										
Value at beginning of period	$11.41	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.69
Value at end of period	$12.47	$11.41	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	178	564	565	9,584	22,904
PROFUND VP EUROPE 30										
Value at beginning of period	$11.01	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71	$9.16
Value at end of period	$9.87	$11.01	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71
Number of accumulation units outstanding at end of period	0	0	0	0	626	1,106	6,107	5,976	6,151	7,232
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.08	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17
Value at end of period	$2.11	$3.08	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39
Number of accumulation units outstanding at end of period	0	0	1,629	1,628	10,865	19,533	25,041	32,867	37,896	35,267
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.13	$10.63	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44	$10.01	
Value at end of period	$12.61	$12.13	$10.63	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44	
Number of accumulation units outstanding at end of period	0	0	0	0	19,122	22,495	24,621	29,770	34,865	
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$9.30	$8.37	$8.82	$10.43						
Value at end of period	$8.02	$9.30	$8.37	$8.82						
Number of accumulation units outstanding at end of period	0	0	0	663						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.31	$16.43	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33	$10.22
Value at end of period	$15.84	$18.31	$16.43	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33
Number of accumulation units outstanding at end of period	0	67	1,295	3,727	4,139	14,729	38,394	43,464	47,838	14,432

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.73	$10.76	$9.52	$9.99						
Value at end of period	$14.85	$13.73	$10.76	$9.52						
Number of accumulation units outstanding at end of period	641	641	681	27,476						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.22	$9.55	$8.43	$8.64	$7.74	$6.07	$9.26			
Value at end of period	$13.23	$12.22	$9.55	$8.43	$8.64	$7.74	$6.07			
Number of accumulation units outstanding at end of period	0	0	47	1,133	14,898	365,489	539,831			
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.99	$13.73	$10.90	$13.62	$12.92	$10.80				
Value at end of period	$14.19	$13.99	$13.73	$10.90	$13.62	$12.92				
Number of accumulation units outstanding at end of period	0	0	0	0	207	39				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.64	$17.02	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78
Value at end of period	$17.51	$17.64	$17.02	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04
Number of accumulation units outstanding at end of period	0	631	3,931	3,763	32,939	78,581	139,311	198,252	204,294	182,920
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.41	$10.30	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59
Value at end of period	$14.93	$13.41	$10.30	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89
Number of accumulation units outstanding at end of period	654	653	653	14,559	26,700	267,105	1,162,616	1,006,831	121,893	127,326
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$20.80	$15.80	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65	$12.56
Value at end of period	$22.30	$20.80	$15.80	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65
Number of accumulation units outstanding at end of period	0	0	1,029	4,266	37,177	81,040	129,754	170,272	204,576	215,751
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$20.85	$14.94	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34	$13.61
Value at end of period	$21.53	$20.85	$14.94	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34
Number of accumulation units outstanding at end of period	235	235	249	1,922	21,895	64,677	104,324	153,572	172,412	176,453
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.29	$12.58	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06	$10.03
Value at end of period	$12.84	$12.29	$12.58	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06
Number of accumulation units outstanding at end of period	3,308	2,303	2,679	1,592	132,398	752,666	780,147	105,617	68,813	38,902
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$9.46	$7.96	$6.85	$7.98	$7.55	$6.36				
Value at end of period	$8.71	$9.46	$7.96	$6.85	$7.98	$7.55				
Number of accumulation units outstanding at end of period	0	0	0	0	954	27,336				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$13.14	$10.28	$9.84							
Value at end of period	$14.58	$13.14	$10.28							
Number of accumulation units outstanding at end of period	0	0	85							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.99	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45
Value at end of period	$22.23	$19.99	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66
Number of accumulation units outstanding at end of period	0	0	0	796	423	4,747	3,277	8,614	10,224	12,100

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.38	$11.22	$10.00	$10.04						
Value at end of period	$15.48	$14.38	$11.22	$10.00						
Number of accumulation units outstanding at end of period	0	0	0	143						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.09	$14.36	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54	$14.42
Value at end of period	$13.82	$14.09	$14.36	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54
Number of accumulation units outstanding at end of period	2,778	4,674	24,211	25,964	77,354	229,816	701,838	517,187	423,630	301,712
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$15.99	$12.38	$11.08	$11.38	$8.93	$6.45	$10.05			
Value at end of period	$17.03	$15.99	$12.38	$11.08	$11.38	$8.93	$6.45			
Number of accumulation units outstanding at end of period	0	0	0	1,927	2,528	2,471	3,230			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.83	$11.60	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94	$10.77
Value at end of period	$16.72	$14.83	$11.60	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94
Number of accumulation units outstanding at end of period	0	0	0	512	2,364	7,846	19,744	24,688	25,524	24,534
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.83	$9.60	$9.07	$8.79	$8.31	$8.25				
Value at end of period	$10.21	$9.83	$9.60	$9.07	$8.79	$8.31				
Number of accumulation units outstanding at end of period	0	0	7,027	7,029	8,138	5,518				
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.82	$11.01	$9.93	$10.25	$9.36	$9.21				
Value at end of period	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36				
Number of accumulation units outstanding at end of period	0	5,567	23,907	32,438	67,771	97,900				
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.78	$11.26	$10.29	$10.48	$9.62	$9.49				
Value at end of period	$13.25	$12.78	$11.26	$10.29	$10.48	$9.62				
Number of accumulation units outstanding at end of period	0	0	1,102	8,114	58,654	120,945				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.38	$11.47	$10.61	$10.58	$9.85	$9.75				
Value at end of period	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85				
Number of accumulation units outstanding at end of period	0	797	748	10,266	96,198	150,309				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.59	$15.94	$14.22	$13.95	$12.64	$10.83				
Value at end of period	$22.78	$20.59	$15.94	$14.22	$13.95	$12.64				
Number of accumulation units outstanding at end of period	126	126	126	2,298	30,002	50,632				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.03	$10.08	$8.92	$8.90	$8.10	$6.90				
Value at end of period	$14.40	$13.03	$10.08	$8.92	$8.90	$8.10				
Number of accumulation units outstanding at end of period	602	602	1,475	5,750	11,243	23,682				
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.66	$15.25	$13.41	$13.59	$12.46	$10.63				
Value at end of period	$21.65	$19.66	$15.25	$13.41	$13.59	$12.46				
Number of accumulation units outstanding at end of period	0	0	0	1,277	17,824	45,844				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.00	$17.38	$15.34	$15.99	$12.95	$11.55				
Value at end of period	$25.06	$23.00	$17.38	$15.34	$15.99	$12.95				
Number of accumulation units outstanding at end of period	0	0	0	0	293	1,435				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.81	$11.28	$9.85	$10.26	$8.37	$6.11	$8.61			
Value at end of period	$16.34	$14.81	$11.28	$9.85	$10.26	$8.37	$6.11			
Number of accumulation units outstanding at end of period	0	0	0	0	2,074	5,389	303			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$15.44	$11.37	$10.01	$10.65	$8.61	$6.94	$10.31			
Value at end of period	$15.85	$15.44	$11.37	$10.01	$10.65	$8.61	$6.94			
Number of accumulation units outstanding at end of period	0	0	0	0	1,204	3,997	6,375			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$22.86	$16.80	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94	$11.12
Value at end of period	$23.63	$22.86	$16.80	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	330	883	975	2,134	1,178
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.60	$11.57	$10.33	$10.82	$8.89	$7.12	$9.54			
Value at end of period	$16.26	$15.60	$11.57	$10.33	$10.82	$8.89	$7.12			
Number of accumulation units outstanding at end of period	0	0	0	0	269	269	1,880			
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.11	$11.65	$11.47	$10.93	$10.52	$10.16	$9.96			
Value at end of period	$11.50	$11.11	$11.65	$11.47	$10.93	$10.52	$10.16			
Number of accumulation units outstanding at end of period	0	781	1,140	1,140	4,501	8,500	7,903			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.63	$14.41	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97	$10.42
Value at end of period	$20.09	$19.63	$14.41	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97
Number of accumulation units outstanding at end of period	0	0	0	9,306	2,304	12,738	54,352	53,674	15,523	17,235
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.21	$12.51	$11.99	$10.91	$10.55	$9.97				
Value at end of period	$11.27	$11.21	$12.51	$11.99	$10.91	$10.55				
Number of accumulation units outstanding at end of period	0	731	8,461	8,848	9,366	13,288				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	$11.42	
Value at end of period	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	
Number of accumulation units outstanding at end of period	0	0	0	0	283	2,911	8,882	13,622	13,045	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.28	$21.26	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88	$13.86
Value at end of period	$27.12	$21.28	$21.26	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88
Number of accumulation units outstanding at end of period	0	96	85	543	1,208	8,509	20,724	46,503	61,826	41,575
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$13.02	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	$9.96	
Value at end of period	$14.41	$13.02	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	
Number of accumulation units outstanding at end of period	0	0	0	0	5,455	10,587	19,769	21,550	18,010	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.45	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02	$10.19	
Value at end of period	$14.79	$14.45	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02	
Number of accumulation units outstanding at end of period	0	0	25	27	139	865	4,994	4,112	5,452	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.09	$9.06	$7.82	$8.78	$7.17	$6.00	$8.86			
Value at end of period	$11.03	$11.09	$9.06	$7.82	$8.78	$7.17	$6.00			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	171			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.86	$14.88	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97	$11.08
Value at end of period	$20.66	$19.86	$14.88	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97
Number of accumulation units outstanding at end of period	0	0	75	1,649	3,603	31,150	57,885	62,177	32,111	22,982
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	$9.98	
Value at end of period	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	
Number of accumulation units outstanding at end of period	0	8,653	8,691	8,734	18,797	26,341	81,432	106,851	42,469	
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$13.34	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85	$12.70		
Value at end of period	$14.06	$13.34	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85		
Number of accumulation units outstanding at end of period	0	0	0	0	5,200	23,366	68,923	70,039		
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.24	$9.24	$8.12	$8.39	$7.72	$6.04	$9.57	$10.09		
Value at end of period	$11.37	$11.24	$9.24	$8.12	$8.39	$7.72	$6.04	$9.57		
Number of accumulation units outstanding at end of period	0	0	0	0	2,518	9,173	34,671	33,974		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.51	$13.22	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23	$12.05
Value at end of period	$18.74	$17.51	$13.22	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23
Number of accumulation units outstanding at end of period	0	0	1,656	945	6,991	22,655	39,124	57,070	95,691	98,322
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.62	$12.78	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82	$10.48
Value at end of period	$16.66	$15.62	$12.78	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82
Number of accumulation units outstanding at end of period	0	316	337	334	1,184	12,316	33,284	21,895	15,076	28,433
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.03	$12.20	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07	$10.68
Value at end of period	$17.31	$16.03	$12.20	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07
Number of accumulation units outstanding at end of period	0	0	0	1,194	9,551	25,385	36,970	41,623	38,660	18,860
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.36	$22.02	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68	$10.34
Value at end of period	$20.15	$20.36	$22.02	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68
Number of accumulation units outstanding at end of period	0	0	181	6,952	9,123	18,896	36,266	50,695	30,698	12,577
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.94	$19.33	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66	$13.78
Value at end of period	$28.13	$24.94	$19.33	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66
Number of accumulation units outstanding at end of period	0	767	726	1,859	8,479	22,817	37,233	53,606	120,976	141,544

SD VA IV 12

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.39	$17.16	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93	$13.63
Value at end of period	$24.87	$23.39	$17.16	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93
Number of accumulation units outstanding at end of period	0	0	13	1,522	3,714	14,494	53,162	67,737	70,056	83,207
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.16	$16.35	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61	$10.19
Value at end of period	$19.59	$19.16	$16.35	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61
Number of accumulation units outstanding at end of period	0	0	0	0	1,479	8,253	26,935	42,628	35,898	19,921
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.73	$14.21	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96	$10.06
Value at end of period	$17.79	$17.73	$14.21	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96
Number of accumulation units outstanding at end of period	0	0	0	0	5,683	22,899	44,624	61,537	69,753	74,094
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.51	$15.68	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43	$12.09
Value at end of period	$19.54	$19.51	$15.68	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43
Number of accumulation units outstanding at end of period	0	0	0	932	932	5,829	11,592	16,883	14,129	7,670
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.84	$14.88	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96	$10.05
Value at end of period	$19.62	$17.84	$14.88	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96
Number of accumulation units outstanding at end of period	0	482	1,859	4,018	6,332	61,718	153,663	193,477	144,645	51,306
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.66	$13.09	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37	$11.15
Value at end of period	$17.56	$16.66	$13.09	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37
Number of accumulation units outstanding at end of period	0	0	0	3,249	5,310	21,599	50,205	75,180	44,680	36,115
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$14.08	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14	$10.30		
Value at end of period	$14.97	$14.08	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14		
Number of accumulation units outstanding at end of period	0	2,267	632	1,159	2,205	3,578	1,263	576		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.93	$13.31	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37	$10.31
Value at end of period	$14.48	$14.93	$13.31	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37
Number of accumulation units outstanding at end of period	0	0	0	2,201	4,915	14,353	26,068	29,695	27,358	27,718
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$11.92	$10.13	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15	$9.61	
Value at end of period	$10.89	$11.92	$10.13	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15	
Number of accumulation units outstanding at end of period	0	2,166	625	2,312	7,421	21,983	37,621	16,971	5,116	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.82	$12.35	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46	$10.28
Value at end of period	$15.09	$15.82	$12.35	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,561	13,985	25,283	16,003	6,246

Statement of Additional Information

VOYA SMARTDESIGN VARIABLE ANNUITY

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

Of
VOYA INSURANCE AND ANNUITY COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Voya Insurance and Annuity Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Voya Insurance and Annuity Company, Customer Service, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2015

Table of Contents

Introduction
This Statement of Additional Information provides background information regarding Separate Account B.

Description of Voya Insurance and Annuity Company
We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of Voya Insurance and Annuity Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Separate Account B of Voya Insurance and Annuity Company
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
Voya Insurance and Annuity Company acts as its own custodian for Separate Account B.

Experts
The statements of assets and liabilities of Separate Account B as of December 31, 2014, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of Voya Insurance and Annuity Company, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Voya Insurance and Annuity Company. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2014, 2013 and 2012 commissions paid by Voya Insurance and Annuity Company, including amounts paid by its affiliated Companies, ReliaStar Life Insurance Company of New York and Voya Retirement Insurance and Annuity Company, to Directed Services LLC aggregated $244,889,657, $242,125,652, and $225,489,553, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at One Orange Way, Windsor, CT 06095.

Under a management services agreement, last amended in 1995, Voya Insurance and Annuity Company provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Voya Insurance and Annuity Company charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Voya Insurance and Annuity Company's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas Voya Insurance and Annuity Company now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $139,918,729, $147,389,859 and $141,124,215 for the years ended 2014, 2013 and 2012, respectively.

Published Ratings
From time to time, the rating of Voya Insurance and Annuity Company as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI.

ILLUSTRATION OF CALCULATION OF AUV
        EXAMPLE 1.
1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
        EXAMPLE 2.
1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information
From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Voya Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Voya Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Voya Liquid Assets Portfolio subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the Voya Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information
Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2014, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2014, including portfolio names. Portfolio name changes after December 31, 2014 are not reflected in the following information.

Separate Account Annual Charges of 0.95%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.30	$10.86	$9.97	$10.44	$9.61	$8.02	$10.31			
Value at end of period	$12.42	$12.30	$10.86	$9.97	$10.44	$9.61	$8.02			
Number of accumulation units outstanding at end of period	165,995	183,002	214,688	280,582	281,015	289,884	157,683			
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.52	$14.70	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40	$10.15
Value at end of period	$19.93	$19.52	$14.70	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40
Number of accumulation units outstanding at end of period	4,918	5,549	13,146	19,244	28,803	29,230	27,505	29,920	34,140	47,910
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$16.93	$13.37	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19
Value at end of period	$18.19	$16.93	$13.37	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70
Number of accumulation units outstanding at end of period	143,934	176,148	224,392	285,227	293,761	347,831	401,729	429,511	420,104	514,374
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.83	$9.96	$10.28							
Value at end of period	$14.85	$13.83	$9.96							
Number of accumulation units outstanding at end of period	7,741	9,426	11,413							
PROFUND VP BULL										
Value at beginning of period	$12.89	$10.03	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17	$9.01
Value at end of period	$14.23	$12.89	$10.03	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17
Number of accumulation units outstanding at end of period	1,845	2,645	2,861	5,310	3,461	1,298	2,122	4,256	6,030	4,857
PROFUND VP EUROPE 30										
Value at beginning of period	$12.45	$10.33	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16	$9.49
Value at end of period	$11.26	$12.45	$10.33	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16
Number of accumulation units outstanding at end of period	6,203	9,218	10,410	10,578	8,096	5,465	8,225	8,954	10,395	10,342
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.41	$2.95	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55	$8.28
Value at end of period	$2.35	$3.41	$2.95	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55
Number of accumulation units outstanding at end of period	17,652	25,995	30,798	42,486	52,573	35,221	38,392	40,425	53,562	51,285
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.06	$11.33	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51	$10.01	
Value at end of period	$13.71	$13.06	$11.33	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51	
Number of accumulation units outstanding at end of period	20,338	30,777	37,542	51,346	40,273	37,426	44,100	63,472	96,281	
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.86	$8.74	$7.24	$9.36						
Value at end of period	$9.72	$10.86	$8.74	$7.24						
Number of accumulation units outstanding at end of period	2,398	8,947	6,992	1,069						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$14.14	$12.01	$10.52	$11.91						
Value at end of period	$13.04	$14.14	$12.01	$10.52						
Number of accumulation units outstanding at end of period	3,648	506	519	1,712						
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.44									
Value at end of period	$10.74									
Number of accumulation units outstanding at end of period	38,574									
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.57	$8.53	$8.90	$9.96						
Value at end of period	$8.33	$9.57	$8.53	$8.90						
Number of accumulation units outstanding at end of period	23,179	33,970	32,743	40,755						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.91	$17.70	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42	$9.56
Value at end of period	$17.40	$19.91	$17.70	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42
Number of accumulation units outstanding at end of period	53,007	63,275	69,643	82,785	110,861	149,093	127,955	96,378	59,314	38,316
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.95	$8.85	$7.76	$8.15	$7.77	$6.04	$8.94			
Value at end of period	$10.34	$9.95	$8.85	$7.76	$8.15	$7.77	$6.04			
Number of accumulation units outstanding at end of period	15,669	20,189	22,322	11,011	10,610	18,059	2,749			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.13	$10.96	$9.61	$9.99						
Value at end of period	$15.42	$14.13	$10.96	$9.61						
Number of accumulation units outstanding at end of period	442,552	567,867	767,896	989,685						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$11.91	$9.89								
Value at end of period	$13.06	$11.91								
Number of accumulation units outstanding at end of period	5,050	8,321								
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.96	$10.04	$8.78	$8.91	$7.90	$6.13	$9.66			
Value at end of period	$14.18	$12.96	$10.04	$8.78	$8.91	$7.90	$6.13			
Number of accumulation units outstanding at end of period	641,821	805,340	1,057,959	1,347,168	1,657,053	1,371,537	1,055,301			
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.64	$14.23	$11.19	$13.85	$13.00	$10.19				
Value at end of period	$14.99	$14.64	$14.23	$11.19	$13.85	$13.00				
Number of accumulation units outstanding at end of period	2,454	3,303	4,702	13,426	21,460	12,052				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.36	$18.51	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22	$10.85
Value at end of period	$19.40	$19.36	$18.51	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22
Number of accumulation units outstanding at end of period	220,166	304,546	360,108	364,931	376,570	353,313	372,409	449,307	476,338	449,334
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.12	$11.51	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33	$9.92
Value at end of period	$17.01	$15.12	$11.51	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33
Number of accumulation units outstanding at end of period	876,420	1,058,727	1,345,012	1,740,140	2,357,494	2,858,096	1,834,630	1,639,937	397,879	407,086

SD VA

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.46	$17.64	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26	$12.98
Value at end of period	$25.40	$23.46	$17.64	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26
Number of accumulation units outstanding at end of period	135,375	169,003	206,566	272,217	337,984	370,245	344,429	393,916	470,325	530,496
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.52	$16.69	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07
Value at end of period	$24.51	$23.52	$16.69	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97
Number of accumulation units outstanding at end of period	93,658	118,752	155,844	201,065	245,499	277,071	259,992	285,715	328,082	388,229
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.37	$13.54	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13	$10.04
Value at end of period	$14.10	$13.37	$13.54	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13
Number of accumulation units outstanding at end of period	2,713,009	1,933,537	2,428,997	2,709,064	2,931,067	2,146,877	1,471,381	359,648	249,344	99,176
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.44									
Value at end of period	$9.74									
Number of accumulation units outstanding at end of period	444,662									
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.00	$8.34	$7.10	$8.19	$7.68	$6.09	$10.26			
Value at end of period	$9.29	$10.00	$8.34	$7.10	$8.19	$7.68	$6.09			
Number of accumulation units outstanding at end of period	51,922	61,086	68,931	78,415	100,627	95,951	809			
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.51	$10.12	$9.49	$11.11	$10.73					
Value at end of period	$11.72	$12.51	$10.12	$9.49	$11.11					
Number of accumulation units outstanding at end of period	0	6,893	35	2,206	753					
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.36	$10.35	$9.70							
Value at end of period	$14.96	$13.36	$10.35							
Number of accumulation units outstanding at end of period	688,477	808,443	1,030,772							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.95	$16.96	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83	$10.52
Value at end of period	$24.64	$21.95	$16.96	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83
Number of accumulation units outstanding at end of period	515,501	459,472	59,811	93,344	87,878	83,827	45,525	48,061	54,505	56,706
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.80	$11.43	$10.10	$10.05						
Value at end of period	$16.08	$14.80	$11.43	$10.10						
Number of accumulation units outstanding at end of period	341,524	137,463	31,034	27,518						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$18.08	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12	$16.81
Value at end of period	$17.75	$17.91	$18.08	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12
Number of accumulation units outstanding at end of period	466,647	580,362	748,749	973,775	1,126,651	1,483,805	1,679,566	818,125	379,225	191,796
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.89	$12.95	$11.48	$11.68	$9.07	$6.50	$10.06			
Value at end of period	$18.16	$16.89	$12.95	$11.48	$11.68	$9.07	$6.50			
Number of accumulation units outstanding at end of period	55,737	75,713	38,718	50,935	45,572	26,357	13,767			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.12	$12.49	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01	$10.23
Value at end of period	$18.36	$16.12	$12.49	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01
Number of accumulation units outstanding at end of period	12,369	14,263	18,718	28,145	33,526	43,069	46,213	70,706	89,344	42,278
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.24	$9.90	$9.26	$8.89	$8.32	$8.25				
Value at end of period	$10.74	$10.24	$9.90	$9.26	$8.89	$8.32				
Number of accumulation units outstanding at end of period	159,516	160,983	134,924	176,878	168,328	95,905				
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$11.35	$10.15	$10.37	$9.38	$9.22				
Value at end of period	$13.92	$13.35	$11.35	$10.15	$10.37	$9.38				
Number of accumulation units outstanding at end of period	594,309	753,579	932,583	893,603	1,016,411	1,279,078				
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.31	$11.61	$10.51	$10.60	$9.64	$9.50				
Value at end of period	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64				
Number of accumulation units outstanding at end of period	463,925	518,872	736,862	771,776	964,989	985,236				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.89	$11.83	$10.83	$10.71	$9.87	$9.75				
Value at end of period	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87				
Number of accumulation units outstanding at end of period	361,774	482,598	564,712	636,798	747,161	961,001				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.55	$16.52	$14.60	$14.18	$12.73	$10.71				
Value at end of period	$24.07	$21.55	$16.52	$14.60	$14.18	$12.73				
Number of accumulation units outstanding at end of period	52,982	78,737	85,569	104,863	132,523	150,545				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.78	$10.55	$9.24	$9.14	$8.24	$6.73	$10.32			
Value at end of period	$15.36	$13.78	$10.55	$9.24	$9.14	$8.24	$6.73			
Number of accumulation units outstanding at end of period	75,540	102,529	100,103	100,183	142,525	142,141	123,949			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.58	$15.81	$13.76	$13.82	$12.55	$10.65				
Value at end of period	$22.88	$20.58	$15.81	$13.76	$13.82	$12.55				
Number of accumulation units outstanding at end of period	80,154	98,736	127,965	144,063	177,815	188,487				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$24.07	$18.01	$15.75	$16.25	$13.04	$11.58				
Value at end of period	$26.49	$24.07	$18.01	$15.75	$16.25	$13.04				
Number of accumulation units outstanding at end of period	14,287	24,267	24,027	27,576	30,837	32,327				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.66	$11.81	$10.22	$10.53	$8.51	$6.15	$9.39			
Value at end of period	$17.44	$15.66	$11.81	$10.22	$10.53	$8.51	$6.15			
Number of accumulation units outstanding at end of period	40,153	38,250	26,881	26,043	29,846	15,954	786			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.32	$11.90	$10.38	$10.93	$8.76	$6.99	$10.26			
Value at end of period	$16.91	$16.32	$11.90	$10.38	$10.93	$8.76	$6.99			
Number of accumulation units outstanding at end of period	67,611	70,994	57,627	58,532	48,465	27,755	23,673			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$24.86	$18.10	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02	$11.06
Value at end of period	$25.95	$24.86	$18.10	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02
Number of accumulation units outstanding at end of period	2,365	3,594	3,768	4,258	4,833	5,413	3,750	4,235	4,419	155
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.48	$12.11	$10.70	$11.10	$9.04	$7.17	$10.18			
Value at end of period	$17.34	$16.48	$12.11	$10.70	$11.10	$9.04	$7.17			
Number of accumulation units outstanding at end of period	18,376	22,514	37,090	53,688	67,550	67,630	57,125			
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.75	$12.20	$11.89	$11.22	$10.70	$10.24	$9.94			
Value at end of period	$12.27	$11.75	$12.20	$11.89	$11.22	$10.70	$10.24			
Number of accumulation units outstanding at end of period	64,619	89,897	130,412	122,319	118,891	112,347	33,796			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.34	$15.52	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04	$10.00
Value at end of period	$22.06	$21.34	$15.52	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04
Number of accumulation units outstanding at end of period	98,789	147,502	139,098	177,965	203,769	230,323	193,360	205,623	141,657	72,996
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.73	$12.97	$12.31	$11.10	$10.62	$9.94				
Value at end of period	$11.91	$11.73	$12.97	$12.31	$11.10	$10.62				
Number of accumulation units outstanding at end of period	96,264	215,747	292,174	373,284	297,809	160,538				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	$10.87	
Value at end of period	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	
Number of accumulation units outstanding at end of period	19,923	21,410	26,546	40,440	51,721	74,367	71,878	44,959	48,430	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.36	$23.11	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13	$13.95
Value at end of period	$30.06	$23.36	$23.11	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13
Number of accumulation units outstanding at end of period	33,193	49,034	63,615	79,159	101,978	117,506	113,525	115,394	126,148	119,731
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$14.08	$10.55	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18	$10.26	
Value at end of period	$15.73	$14.08	$10.55	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18	
Number of accumulation units outstanding at end of period	69,681	95,418	127,040	125,852	177,200	179,609	158,615	112,120	53,296	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08	$10.05	
Value at end of period	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08	
Number of accumulation units outstanding at end of period	40,318	54,256	60,794	74,976	86,773	110,539	149,933	127,183	77,168	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.72	$9.48	$8.11	$9.02	$7.29	$6.04	$10.18			
Value at end of period	$11.77	$11.72	$9.48	$8.11	$9.02	$7.29	$6.04			
Number of accumulation units outstanding at end of period	16,214	5,159	4,383	11,164	23,032	544	434			

SD VA CFI 5

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.60	$16.03	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05	$9.96
Value at end of period	$22.68	$21.60	$16.03	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05
Number of accumulation units outstanding at end of period	55,399	73,706	95,838	125,183	191,885	167,288	171,019	187,448	128,496	26,655
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	$10.02	
Value at end of period	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	
Number of accumulation units outstanding at end of period	337,040	383,516	430,035	516,178	484,267	557,839	433,035	335,395	172,105	
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$14.23	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92	$12.48		
Value at end of period	$15.15	$14.23	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92		
Number of accumulation units outstanding at end of period	104,565	111,559	142,924	164,540	190,772	202,810	204,722	168,065		
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.99	$9.76	$8.50	$8.69	$7.92	$6.14	$9.64	$10.14		
Value at end of period	$12.25	$11.99	$9.76	$8.50	$8.69	$7.92	$6.14	$9.64		
Number of accumulation units outstanding at end of period	41,456	42,137	50,559	72,451	80,827	77,286	69,684	62,482		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.59	$14.65	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67	$12.36
Value at end of period	$21.18	$19.59	$14.65	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67
Number of accumulation units outstanding at end of period	81,402	106,017	118,241	168,304	182,257	190,918	211,587	224,752	248,492	218,865
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.99	$13.76	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89	$10.32
Value at end of period	$18.29	$16.99	$13.76	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89
Number of accumulation units outstanding at end of period	363,888	82,578	110,116	146,043	218,839	222,057	229,290	118,769	85,406	56,402
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.28									
Value at end of period	$10.98									
Number of accumulation units outstanding at end of period	130,921									
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.43	$13.14	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15	$10.10
Value at end of period	$19.01	$17.43	$13.14	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15
Number of accumulation units outstanding at end of period	61,211	82,974	100,109	112,871	141,502	167,879	180,062	148,515	99,858	45,311
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$22.14	$23.71	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77	$10.28
Value at end of period	$22.13	$22.14	$23.71	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77
Number of accumulation units outstanding at end of period	57,437	78,773	98,370	113,488	108,658	140,300	134,627	135,439	102,809	38,991
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.91	$21.42	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14
Value at end of period	$31.79	$27.91	$21.42	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19
Number of accumulation units outstanding at end of period	42,787	65,527	60,824	72,812	88,208	73,106	72,668	88,982	99,336	131,775
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.18	$19.02	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40	$13.63
Value at end of period	$28.10	$26.18	$19.02	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40
Number of accumulation units outstanding at end of period	59,959	91,624	84,899	95,306	108,636	104,806	100,668	113,966	122,935	109,313

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.83	$17.61	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68	$10.23
Value at end of period	$21.51	$20.83	$17.61	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68
Number of accumulation units outstanding at end of period	80,822	104,547	99,892	123,663	126,725	122,253	96,721	98,965	93,100	28,115
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04	$10.06
Value at end of period	$19.54	$19.28	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04
Number of accumulation units outstanding at end of period	42,930	47,375	69,091	88,892	102,493	111,643	108,588	119,469	130,552	145,375
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$21.83	$17.38	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40
Value at end of period	$22.08	$21.83	$17.38	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91
Number of accumulation units outstanding at end of period	68,911	84,732	114,111	135,351	150,292	170,424	176,836	168,973	139,169	54,637
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.40	$16.03	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04	$10.18
Value at end of period	$21.55	$19.40	$16.03	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04
Number of accumulation units outstanding at end of period	409,375	466,526	566,937	629,363	810,221	851,174	769,031	639,407	395,726	175,769
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.29	$14.23	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55	$11.22
Value at end of period	$19.46	$18.29	$14.23	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55
Number of accumulation units outstanding at end of period	129,415	151,649	178,325	251,736	289,462	303,468	289,598	279,296	260,062	257,330
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.02	$10.91	$9.29	$9.50	$8.23	$5.83	$10.21	$10.02		
Value at end of period	$16.13	$15.02	$10.91	$9.29	$9.50	$8.23	$5.83	$10.21		
Number of accumulation units outstanding at end of period	61,075	61,106	43,286	39,287	47,779	31,553	18,101	35,104		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.23	$14.33	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45	$10.06
Value at end of period	$15.90	$16.23	$14.33	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45
Number of accumulation units outstanding at end of period	26,048	42,080	59,574	74,481	88,304	97,947	105,954	97,500	154,055	49,031
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$12.84	$10.81	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22	$9.31	
Value at end of period	$11.84	$12.84	$10.81	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22	
Number of accumulation units outstanding at end of period	228,828	251,042	317,654	127,250	150,285	146,123	139,728	58,432	31,855	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.21	$13.30	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53	$10.49
Value at end of period	$16.57	$17.21	$13.30	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53
Number of accumulation units outstanding at end of period	44,128	68,868	92,680	106,558	113,661	119,983	110,702	116,403	73,111	1,522

Separate Account Annual Charges of 1.25%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.09	$10.70	$9.85	$10.36	$9.55	$8.00	$10.18			
Value at end of period	$12.17	$12.09	$10.70	$9.85	$10.36	$9.55	$8.00			
Number of accumulation units outstanding at end of period	72,785	84,933	91,670	95,710	86,277	66,364	32,380			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.01	$14.36	$13.08	$14.11	$11.30	$9.15	$12.90	$13.41	$11.38	$10.53
Value at end of period	$19.35	$19.01	$14.36	$13.08	$14.11	$11.30	$9.15	$12.90	$13.41	$11.38
Number of accumulation units outstanding at end of period	2,903	3,311	5,270	4,052	8,770	8,369	10,981	7,856	7,758	2,731
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$16.30	$12.91	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.54	$11.07
Value at end of period	$17.46	$16.30	$12.91	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.54
Number of accumulation units outstanding at end of period	79,374	105,600	113,858	145,014	162,013	158,548	154,129	171,636	164,025	161,495
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.76	$9.94	$10.28							
Value at end of period	$14.73	$13.76	$9.94							
Number of accumulation units outstanding at end of period	2,479	7,321	8,815							
PROFUND VP BULL										
Value at beginning of period	$12.40	$9.68	$8.61	$8.72	$7.84	$6.38	$10.37	$10.14	$9.04	$8.91
Value at end of period	$13.65	$12.40	$9.68	$8.61	$8.72	$7.84	$6.38	$10.37	$10.14	$9.04
Number of accumulation units outstanding at end of period	0	0	0	536	1,579	1,580	921	1,043	1,154	1,273
PROFUND VP EUROPE 30										
Value at beginning of period	$11.98	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.01	$9.38
Value at end of period	$10.80	$11.98	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.01
Number of accumulation units outstanding at end of period	827	830	834	838	265	266	161	161	244	245
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.30	$2.87	$3.12	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25
Value at end of period	$2.27	$3.30	$2.87	$3.12	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50
Number of accumulation units outstanding at end of period	5,930	9,710	9,970	9,605	18,494	8,768	7,020	6,770	6,684	14,804
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.76	$11.11	$9.91	$10.20	$9.07	$7.73	$10.91	$10.49	$10.01	
Value at end of period	$13.35	$12.76	$11.11	$9.91	$10.20	$9.07	$7.73	$10.91	$10.49	
Number of accumulation units outstanding at end of period	4,767	6,185	7,745	10,503	12,044	15,655	14,734	26,902	35,503	
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$10.72	$8.65	$7.19	$8.81	$7.93					
Value at end of period	$9.56	$10.72	$8.65	$7.19	$8.81					
Number of accumulation units outstanding at end of period	2,393	1,048	2,536	794	882					
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$13.96	$12.12								
Value at end of period	$12.84	$13.96								
Number of accumulation units outstanding at end of period	0	355								
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.41									
Value at end of period	$10.68									
Number of accumulation units outstanding at end of period	4,854									
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$9.48	$8.48	$8.87	$10.77						
Value at end of period	$8.23	$9.48	$8.48	$8.87						
Number of accumulation units outstanding at end of period	4,346	3,915	4,540	3,242						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.39	$17.29	$18.02	$20.09	$16.72	$12.31	$21.14	$16.06	$13.40	$11.13
Value at end of period	$16.89	$19.39	$17.29	$18.02	$20.09	$16.72	$12.31	$21.14	$16.06	$13.40
Number of accumulation units outstanding at end of period	18,108	21,388	32,611	43,991	54,300	64,615	35,473	25,885	13,542	3,088
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$9.78	$8.72	$7.67	$8.08	$7.73	$6.18				
Value at end of period	$10.13	$9.78	$8.72	$7.67	$8.08	$7.73				
Number of accumulation units outstanding at end of period	4,259	4,351	2,568	2,811	12,669	10,783				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.00	$10.90	$9.58	$9.99						
Value at end of period	$15.24	$14.00	$10.90	$9.58						
Number of accumulation units outstanding at end of period	279,075	318,122	410,084	491,945						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$11.88	$9.89								
Value at end of period	$12.99	$11.88								
Number of accumulation units outstanding at end of period	28,942	29,810								
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.72	$9.88	$8.67	$8.82	$7.85	$6.11	$9.46			
Value at end of period	$13.87	$12.72	$9.88	$8.67	$8.82	$7.85	$6.11			
Number of accumulation units outstanding at end of period	351,913	430,678	533,823	669,444	739,240	536,639	331,077			
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.43	$14.07	$11.10	$13.78	$12.98	$10.19				
Value at end of period	$14.73	$14.43	$14.07	$11.10	$13.78	$12.98				
Number of accumulation units outstanding at end of period	1,123	921	5,156	5,631	5,969	1,236				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83
Value at end of period	$18.78	$18.80	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16
Number of accumulation units outstanding at end of period	82,361	103,477	115,161	145,304	131,692	115,217	105,448	154,042	161,645	145,467
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$14.56	$11.11	$9.86	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81
Value at end of period	$16.32	$14.56	$11.11	$9.86	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19
Number of accumulation units outstanding at end of period	565,215	661,394	869,419	1,134,044	1,449,599	1,722,766	741,257	625,058	142,533	136,308
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.59	$17.04	$14.70	$15.10	$12.57	$9.69	$15.75	$15.16	$14.06	$12.85
Value at end of period	$24.38	$22.59	$17.04	$14.70	$15.10	$12.57	$9.69	$15.75	$15.16	$14.06
Number of accumulation units outstanding at end of period	84,560	96,969	127,494	151,784	188,551	176,016	144,046	139,039	164,673	173,738
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.64	$16.12	$14.55	$14.88	$12.31	$10.01	$15.28	$16.55	$14.76	$13.93
Value at end of period	$23.53	$22.64	$16.12	$14.55	$14.88	$12.31	$10.01	$15.28	$16.55	$14.76
Number of accumulation units outstanding at end of period	60,056	70,317	84,573	95,368	123,137	115,496	98,976	106,249	115,088	136,963
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.02	$13.23	$12.28	$11.59	$10.72	$9.76	$10.81	$10.36	$10.11	$10.12
Value at end of period	$13.69	$13.02	$13.23	$12.28	$11.59	$10.72	$9.76	$10.81	$10.36	$10.11
Number of accumulation units outstanding at end of period	1,566,565	1,005,879	1,046,678	1,275,866	1,252,547	904,122	525,103	158,394	127,687	157,185

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.44									
Value at end of period	$9.71									
Number of accumulation units outstanding at end of period	357,302									
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$9.83	$8.22	$7.02	$8.12	$7.64	$4.91				
Value at end of period	$9.10	$9.83	$8.22	$7.02	$8.12	$7.64				
Number of accumulation units outstanding at end of period	24,412	27,698	27,893	38,427	47,491	42,816				
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$12.35	$10.02	$10.10							
Value at end of period	$11.53	$12.35	$10.02							
Number of accumulation units outstanding at end of period	871	929	622							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.29	$10.33	$9.78							
Value at end of period	$14.84	$13.29	$10.33							
Number of accumulation units outstanding at end of period	280,523	361,455	441,811							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.31	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50
Value at end of period	$23.85	$21.31	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78
Number of accumulation units outstanding at end of period	216,399	192,093	39,357	56,883	58,150	41,256	12,692	15,969	21,334	22,424
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.67	$11.37	$10.07	$10.05						
Value at end of period	$15.89	$14.67	$11.37	$10.07						
Number of accumulation units outstanding at end of period	94,857	32,735	27,503	8,759						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$16.61	$16.82	$17.03	$17.24	$17.46	$17.62	$17.42	$16.81	$16.26	$16.02
Value at end of period	$16.40	$16.61	$16.82	$17.03	$17.24	$17.46	$17.62	$17.42	$16.81	$16.26
Number of accumulation units outstanding at end of period	190,245	268,327	279,704	464,341	631,704	752,282	642,414	267,136	168,543	88,658
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.60	$12.77	$11.35	$11.59	$9.03	$6.48	$10.06			
Value at end of period	$17.80	$16.60	$12.77	$11.35	$11.59	$9.03	$6.48			
Number of accumulation units outstanding at end of period	17,821	24,034	21,835	48,396	33,080	14,080	2,864			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.70	$12.20	$11.20	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99	$10.67
Value at end of period	$17.83	$15.70	$12.20	$11.20	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99
Number of accumulation units outstanding at end of period	18,820	16,696	22,045	33,997	40,028	37,522	42,648	52,725	27,779	29,084
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.11	$9.81	$9.20	$8.86	$8.32	$8.25				
Value at end of period	$10.57	$10.11	$9.81	$9.20	$8.86	$8.32				
Number of accumulation units outstanding at end of period	68,336	78,332	90,274	26,812	35,681	62,442				
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.18	$11.24	$10.08	$10.33	$9.38	$9.22				
Value at end of period	$13.70	$13.18	$11.24	$10.08	$10.33	$9.38				
Number of accumulation units outstanding at end of period	240,195	249,949	320,158	372,229	507,677	532,729				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.14	$11.50	$10.44	$10.56	$9.63	$9.50				
Value at end of period	$13.72	$13.14	$11.50	$10.44	$10.56	$9.63				
Number of accumulation units outstanding at end of period	347,718	414,797	446,877	459,949	509,616	584,386				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.73	$11.71	$10.76	$10.67	$9.86	$9.75				
Value at end of period	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86				
Number of accumulation units outstanding at end of period	234,232	289,200	373,420	484,999	575,632	596,471				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.24	$16.34	$14.48	$14.11	$12.70	$10.85				
Value at end of period	$23.65	$21.24	$16.34	$14.48	$14.11	$12.70				
Number of accumulation units outstanding at end of period	46,442	51,083	56,627	67,006	82,510	88,760				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.54	$10.40	$9.14	$9.06	$8.19	$6.72	$10.19			
Value at end of period	$15.05	$13.54	$10.40	$9.14	$9.06	$8.19	$6.72			
Number of accumulation units outstanding at end of period	47,806	56,861	72,098	72,212	77,504	68,098	1,879			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.29	$15.63	$13.65	$13.74	$12.52	$10.30				
Value at end of period	$22.48	$20.29	$15.63	$13.65	$13.74	$12.52				
Number of accumulation units outstanding at end of period	78,586	90,661	98,277	142,297	166,304	155,223				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.73	$17.81	$15.62	$16.17	$13.01	$11.51				
Value at end of period	$26.03	$23.73	$17.81	$15.62	$16.17	$13.01				
Number of accumulation units outstanding at end of period	9,606	13,010	12,996	13,416	19,645	15,529				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.39	$11.64	$10.10	$10.44	$8.47	$6.14	$9.70			
Value at end of period	$17.08	$15.39	$11.64	$10.10	$10.44	$8.47	$6.14			
Number of accumulation units outstanding at end of period	13,468	9,903	23,877	21,412	19,375	16,695	112			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$16.03	$11.73	$10.26	$10.84	$8.71	$6.98	$10.05			
Value at end of period	$16.57	$16.03	$11.73	$10.26	$10.84	$8.71	$6.98			
Number of accumulation units outstanding at end of period	8,178	15,118	19,954	22,735	26,550	17,771	11,987			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$24.22	$17.68	$15.58	$15.69	$12.03	$9.32	$14.43	$13.31	$11.99	$11.44
Value at end of period	$25.19	$24.22	$17.68	$15.58	$15.69	$12.03	$9.32	$14.43	$13.31	$11.99
Number of accumulation units outstanding at end of period	718	755	785	2,764	3,812	2,640	429	261	87	1,414
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.19	$11.94	$10.58	$11.01	$8.99	$7.16	$10.37			
Value at end of period	$16.99	$16.19	$11.94	$10.58	$11.01	$8.99	$7.16			
Number of accumulation units outstanding at end of period	30,159	32,895	36,813	62,885	79,324	69,190	44,144			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.54	$12.03	$11.76	$11.13	$10.64	$10.21	$9.99			
Value at end of period	$12.02	$11.54	$12.03	$11.76	$11.13	$10.64	$10.21			
Number of accumulation units outstanding at end of period	52,330	54,092	89,857	97,606	67,800	45,144	10,309			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.79	$15.16	$12.83	$12.71	$10.17	$7.62	$13.14	$12.54	$11.02	$10.49
Value at end of period	$21.42	$20.79	$15.16	$12.83	$12.71	$10.17	$7.62	$13.14	$12.54	$11.02
Number of accumulation units outstanding at end of period	24,775	29,764	22,847	33,931	46,108	44,119	36,368	54,950	31,133	5,170
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.56	$12.83	$12.21	$11.04	$10.60	$9.92				
Value at end of period	$11.71	$11.56	$12.83	$12.21	$11.04	$10.60				
Number of accumulation units outstanding at end of period	57,943	51,366	111,391	132,024	76,546	49,699				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64	$11.58	
Value at end of period	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64	
Number of accumulation units outstanding at end of period	3,877	4,972	6,022	8,576	12,374	13,467	8,440	10,347	13,102	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.69	$22.51	$19.73	$18.25	$14.44	$10.76	$17.72	$21.82	$16.05	$13.92
Value at end of period	$29.10	$22.69	$22.51	$19.73	$18.25	$14.44	$10.76	$17.72	$21.82	$16.05
Number of accumulation units outstanding at end of period	12,111	21,328	22,978	24,948	36,227	36,283	36,224	30,730	69,353	60,682
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$13.74	$10.33	$9.31	$9.89	$8.94	$6.88	$11.46	$11.15	$10.16	
Value at end of period	$15.30	$13.74	$10.33	$9.31	$9.89	$8.94	$6.88	$11.46	$11.15	
Number of accumulation units outstanding at end of period	133,385	138,684	153,018	140,680	146,900	142,322	132,073	107,998	68,019	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06	$9.47	
Value at end of period	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06	
Number of accumulation units outstanding at end of period	34,131	40,339	38,210	48,409	52,772	47,161	43,017	56,002	24,298	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.51	$9.35	$8.02	$8.94	$7.25	$5.42				
Value at end of period	$11.53	$11.51	$9.35	$8.02	$8.94	$7.25				
Number of accumulation units outstanding at end of period	1,093	631	978	1,816	6,267	2,165				
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.04	$15.66	$13.84	$15.74	$12.41	$9.03	$15.03	$13.29	$12.03	$11.10
Value at end of period	$22.03	$21.04	$15.66	$13.84	$15.74	$12.41	$9.03	$15.03	$13.29	$12.03
Number of accumulation units outstanding at end of period	33,933	30,471	27,701	31,411	66,029	70,175	89,067	73,707	64,750	6,637
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	$9.95	
Value at end of period	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	
Number of accumulation units outstanding at end of period	176,266	194,975	211,107	173,782	169,323	171,307	117,603	68,699	23,067	
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$13.94	$11.06	$9.86	$10.06	$9.13	$7.31	$11.90	$12.71		
Value at end of period	$14.80	$13.94	$11.06	$9.86	$10.06	$9.13	$7.31	$11.90		
Number of accumulation units outstanding at end of period	29,448	32,822	42,153	51,173	59,024	44,387	44,743	23,533		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.75	$9.59	$8.38	$8.60	$7.86	$6.11	$9.62	$10.17		
Value at end of period	$11.97	$11.75	$9.59	$8.38	$8.60	$7.86	$6.11	$9.62		
Number of accumulation units outstanding at end of period	43,452	47,923	61,815	78,885	89,610	102,480	35,605	23,385		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.91	$14.19	$12.11	$12.52	$11.01	$8.68	$13.83	$14.34	$12.53	$12.26
Value at end of period	$20.38	$18.91	$14.19	$12.11	$12.52	$11.01	$8.68	$13.83	$14.34	$12.53
Number of accumulation units outstanding at end of period	54,905	56,033	83,219	96,407	109,682	97,171	89,234	84,982	91,818	96,105
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.55	$13.45	$12.10	$12.42	$11.22	$9.29	$12.31	$12.07	$10.87	$10.41
Value at end of period	$17.76	$16.55	$13.45	$12.10	$12.42	$11.22	$9.29	$12.31	$12.07	$10.87
Number of accumulation units outstanding at end of period	222,308	64,133	58,237	77,140	93,991	89,493	72,567	18,262	14,289	8,367
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.24									
Value at end of period	$10.95									
Number of accumulation units outstanding at end of period	29,307									
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.97	$12.84	$11.35	$11.75	$10.57	$8.64	$12.91	$12.74	$11.13	$10.52
Value at end of period	$18.46	$16.97	$12.84	$11.35	$11.75	$10.57	$8.64	$12.91	$12.74	$11.13
Number of accumulation units outstanding at end of period	19,209	26,843	30,302	50,376	102,198	111,062	89,090	99,108	101,779	24,706
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.56	$23.16	$19.70	$24.40	$20.54	$12.13	$25.20	$18.43	$13.74	$10.61
Value at end of period	$21.49	$21.56	$23.16	$19.70	$24.40	$20.54	$12.13	$25.20	$18.43	$13.74
Number of accumulation units outstanding at end of period	20,900	27,604	28,189	33,768	37,193	39,653	27,167	19,013	9,397	4,875
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.94	$20.74	$17.50	$17.40	$14.33	$11.55	$17.47	$17.29	$15.02	$14.02
Value at end of period	$30.59	$26.94	$20.74	$17.50	$17.40	$14.33	$11.55	$17.47	$17.29	$15.02
Number of accumulation units outstanding at end of period	33,019	52,532	54,471	71,533	69,151	57,973	41,976	38,944	40,157	46,014
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.27	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63
Value at end of period	$27.04	$25.27	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25
Number of accumulation units outstanding at end of period	23,864	24,492	36,591	42,160	45,784	36,908	36,111	38,065	58,061	42,521
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.29	$17.21	$15.05	$13.97	$12.42	$9.76	$13.84	$12.77	$10.66	$10.06
Value at end of period	$20.89	$20.29	$17.21	$15.05	$13.97	$12.42	$9.76	$13.84	$12.77	$10.66
Number of accumulation units outstanding at end of period	23,080	23,875	33,080	42,890	34,504	38,389	26,050	16,908	11,266	7,026
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.78	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02	$10.06
Value at end of period	$18.97	$18.78	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02
Number of accumulation units outstanding at end of period	27,387	29,757	42,684	44,823	55,294	53,881	47,624	49,922	53,620	61,225
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$21.07	$16.82	$14.04	$15.52	$13.57	$9.86	$16.78	$15.98	$13.76	$12.30
Value at end of period	$21.24	$21.07	$16.82	$14.04	$15.52	$13.57	$9.86	$16.78	$15.98	$13.76
Number of accumulation units outstanding at end of period	16,064	29,972	24,744	25,566	27,746	24,951	19,445	14,957	17,307	5,335

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.89	$15.65	$13.85	$13.63	$12.10	$9.20	$12.85	$12.47	$11.01	$10.34
Value at end of period	$20.92	$18.89	$15.65	$13.85	$13.63	$12.10	$9.20	$12.85	$12.47	$11.01
Number of accumulation units outstanding at end of period	165,813	174,856	207,356	257,989	309,457	322,872	274,174	205,625	183,902	58,642
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.76	$13.86	$11.98	$12.24	$10.78	$8.73	$13.75	$13.52	$11.49	$11.20
Value at end of period	$18.84	$17.76	$13.86	$11.98	$12.24	$10.78	$8.73	$13.75	$13.52	$11.49
Number of accumulation units outstanding at end of period	69,203	78,729	122,633	118,220	101,427	95,006	60,535	44,755	41,092	81,038
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$14.71	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18	$10.13		
Value at end of period	$15.75	$14.71	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18		
Number of accumulation units outstanding at end of period	33,688	35,544	24,030	33,856	14,128	13,894	6,831	9,337		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.81	$14.00	$11.94	$13.80	$12.28	$9.04	$18.12	$15.22	$12.43	$10.20
Value at end of period	$15.44	$15.81	$14.00	$11.94	$13.80	$12.28	$9.04	$18.12	$15.22	$12.43
Number of accumulation units outstanding at end of period	6,795	9,201	8,867	9,655	14,360	17,094	19,401	20,905	18,447	20,045
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$12.54	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	$9.84	
Value at end of period	$11.54	$12.54	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	
Number of accumulation units outstanding at end of period	93,301	110,700	111,692	50,839	48,488	37,324	29,475	11,839	629	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.76	$12.99	$10.81	$11.60	$10.91	$8.35	$14.01	$13.86	$11.51	$11.10
Value at end of period	$16.09	$16.76	$12.99	$10.81	$11.60	$10.91	$8.35	$14.01	$13.86	$11.51
Number of accumulation units outstanding at end of period	11,167	12,195	10,886	15,655	16,452	16,285	12,842	15,493	5,595	37

Separate Account Annual Charges of 1.40%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.98	$10.62	$9.80	$10.31	$9.53	$7.99	$9.35			
Value at end of period	$12.05	$11.98	$10.62	$9.80	$10.31	$9.53	$7.99			
Number of accumulation units outstanding at end of period	22,847	47,095	48,190	34,957	42,151	11,162	219			
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.76	$14.20	$12.94	$13.98	$11.21	$9.10	$12.85	$13.37	$11.36	$10.59
Value at end of period	$19.06	$18.76	$14.20	$12.94	$13.98	$11.21	$9.10	$12.85	$13.37	$11.36
Number of accumulation units outstanding at end of period	905	1,127	1,192	2,631	3,478	3,249	1,153	562	674	1,965
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$15.99	$12.69	$10.99	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02
Value at end of period	$17.10	$15.99	$12.69	$10.99	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47
Number of accumulation units outstanding at end of period	16,803	19,026	26,938	39,283	39,811	30,160	27,415	36,598	35,232	35,874
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.72	$9.93	$10.28							
Value at end of period	$14.67	$13.72	$9.93							
Number of accumulation units outstanding at end of period	1,890	3,652	3,652							

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
PROFUND VP BULL										
Value at beginning of period	$12.16	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06	$8.97	$8.86
Value at end of period	$13.37	$12.16	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06	$8.97
Number of accumulation units outstanding at end of period	114	115	252	263	274	116	117	2,890	3,081	3,290
PROFUND VP EUROPE 30										
Value at beginning of period	$11.75	$9.80	$8.52	$9.48	$9.37	$7.19	$13.01	$11.52	$9.94	$9.33
Value at end of period	$10.58	$11.75	$9.80	$8.52	$9.48	$9.37	$7.19	$13.01	$11.52	$9.94
Number of accumulation units outstanding at end of period	959	959	959	1,257	664	742	307	3,077	4,022	4,230
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23
Value at end of period	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47
Number of accumulation units outstanding at end of period	4,785	13,358	12,960	15,605	8,257	6,577	6,805	1,130	1,878	2,066
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.61	$10.99	$9.82	$10.12	$9.02	$7.69	$10.88	$10.48	$10.01	
Value at end of period	$13.18	$12.61	$10.99	$9.82	$10.12	$9.02	$7.69	$10.88	$10.48	
Number of accumulation units outstanding at end of period	6,252	10,108	12,333	13,164	1,417	3,326	3,820	4,732	4,849	
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$10.65	$9.42								
Value at end of period	$9.49	$10.65								
Number of accumulation units outstanding at end of period	128	1,447								
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$13.87	$13.30								
Value at end of period	$12.74	$13.87								
Number of accumulation units outstanding at end of period	97	98								
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.40									
Value at end of period	$10.65									
Number of accumulation units outstanding at end of period	9,245									
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$9.44	$8.46	$8.86	$10.55						
Value at end of period	$8.18	$9.44	$8.46	$8.86						
Number of accumulation units outstanding at end of period	1,682	1,545	3,680	2,359						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.14	$17.09	$17.84	$19.91	$16.60	$12.24	$21.05	$16.02	$13.38	$13.19
Value at end of period	$16.64	$19.14	$17.09	$17.84	$19.91	$16.60	$12.24	$21.05	$16.02	$13.38
Number of accumulation units outstanding at end of period	6,836	11,300	24,153	24,921	40,326	41,375	33,553	19,986	19,309	12,920
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$9.70	$8.66	$7.63	$8.05	$7.71	$4.68				
Value at end of period	$10.03	$9.70	$8.66	$7.63	$8.05	$7.71				
Number of accumulation units outstanding at end of period	706	2,510	2,510	2,511	5,911	4,908				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.94	$10.87	$9.57	$9.99						
Value at end of period	$15.15	$13.94	$10.87	$9.57						
Number of accumulation units outstanding at end of period	142,198	166,314	202,776	219,867						

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$11.87	$9.89								
Value at end of period	$12.95	$11.87								
Number of accumulation units outstanding at end of period	12,352	13,637								
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.60	$9.81	$8.61	$8.78	$7.82	$6.10	$9.29			
Value at end of period	$13.72	$12.60	$9.81	$8.61	$8.78	$7.82	$6.10			
Number of accumulation units outstanding at end of period	275,864	297,653	378,967	440,791	476,574	234,734	155,059			
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.32	$13.99	$11.05	$13.74	$12.96	$12.52				
Value at end of period	$14.61	$14.32	$13.99	$11.05	$13.74	$12.96				
Number of accumulation units outstanding at end of period	173	174	846	886	2,191	766				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.53	$17.79	$15.82	$15.37	$13.64	$9.26	$12.13	$11.96	$11.13	$10.82
Value at end of period	$18.48	$18.53	$17.79	$15.82	$15.37	$13.64	$9.26	$12.13	$11.96	$11.13
Number of accumulation units outstanding at end of period	69,988	103,933	120,507	123,771	123,808	77,167	62,594	71,693	88,969	86,010
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76
Value at end of period	$15.99	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12
Number of accumulation units outstanding at end of period	312,866	399,311	534,478	688,581	872,605	896,827	276,746	196,754	62,774	65,452
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.16	$16.74	$14.47	$14.88	$12.41	$9.58	$15.60	$15.03	$13.97	$12.78
Value at end of period	$23.88	$22.16	$16.74	$14.47	$14.88	$12.41	$9.58	$15.60	$15.03	$13.97
Number of accumulation units outstanding at end of period	38,465	47,403	54,206	78,851	80,416	65,857	48,887	57,984	63,191	68,278
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.22	$15.84	$14.32	$14.67	$12.15	$9.89	$15.13	$16.41	$14.66	$13.85
Value at end of period	$23.05	$22.22	$15.84	$14.32	$14.67	$12.15	$9.89	$15.13	$16.41	$14.66
Number of accumulation units outstanding at end of period	29,441	36,354	43,094	62,147	67,943	50,749	44,400	44,495	45,794	49,912
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.85	$13.08	$12.16	$11.49	$10.64	$9.70	$10.77	$10.33	$10.10	$9.99
Value at end of period	$13.49	$12.85	$13.08	$12.16	$11.49	$10.64	$9.70	$10.77	$10.33	$10.10
Number of accumulation units outstanding at end of period	934,930	613,629	622,359	703,288	698,060	453,015	173,035	27,908	10,449	1,841
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.19									
Value at end of period	$9.70									
Number of accumulation units outstanding at end of period	119,583									
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.74	$8.16	$6.98	$8.09	$7.62	$7.04				
Value at end of period	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62				
Number of accumulation units outstanding at end of period	33,406	33,335	33,960	37,008	43,198	21,736				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.26	$10.32	$9.52							
Value at end of period	$14.78	$13.26	$10.32							
Number of accumulation units outstanding at end of period	197,438	236,364	348,398							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.00	$16.30	$14.04	$13.92	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49
Value at end of period	$23.47	$21.00	$16.30	$14.04	$13.92	$12.36	$8.80	$12.32	$11.19	$10.75
Number of accumulation units outstanding at end of period	87,673	75,834	21,305	27,517	14,706	7,962	6,975	6,988	8,028	5,873
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.60	$11.33	$10.05	$10.05						
Value at end of period	$15.80	$14.60	$11.33	$10.05						
Number of accumulation units outstanding at end of period	53,643	26,115	10,090	7,507						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.99	$16.21	$16.44	$16.67	$16.91	$17.09	$16.92	$16.35	$15.85	$15.64
Value at end of period	$15.77	$15.99	$16.21	$16.44	$16.67	$16.91	$17.09	$16.92	$16.35	$15.85
Number of accumulation units outstanding at end of period	218,295	260,332	289,177	301,901	396,041	404,584	262,305	62,353	50,440	18,761
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.46	$12.68	$11.29	$11.54	$9.00	$6.48	$10.06			
Value at end of period	$17.62	$16.46	$12.68	$11.29	$11.54	$9.00	$6.48			
Number of accumulation units outstanding at end of period	11,945	13,885	12,127	16,893	15,653	3,219	3,183			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.49	$12.06	$11.09	$11.79	$10.32	$8.43	$13.09	$12.64	$10.98	$10.82
Value at end of period	$17.57	$15.49	$12.06	$11.09	$11.79	$10.32	$8.43	$13.09	$12.64	$10.98
Number of accumulation units outstanding at end of period	11,326	11,611	12,301	12,229	15,771	14,657	9,198	10,087	11,538	11,607
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25				
Value at end of period	$10.48	$10.04	$9.76	$9.17	$8.84	$8.32				
Number of accumulation units outstanding at end of period	56,120	64,416	84,055	77,001	29,282	25,678				
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22				
Value at end of period	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37				
Number of accumulation units outstanding at end of period	196,214	228,584	167,595	251,816	273,237	276,321				
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49				
Value at end of period	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63				
Number of accumulation units outstanding at end of period	178,027	188,043	230,052	262,869	293,985	266,146				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.65	$11.65	$10.72	$10.65	$9.86	$9.75				
Value at end of period	$13.12	$12.65	$11.65	$10.72	$10.65	$9.86				
Number of accumulation units outstanding at end of period	106,638	109,962	137,777	218,236	191,763	132,100				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.09	$16.24	$14.42	$14.07	$12.69	$10.84				
Value at end of period	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69				
Number of accumulation units outstanding at end of period	28,725	31,725	41,451	52,952	39,022	23,575				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.42	$10.33	$9.09	$9.02	$8.17	$6.96				
Value at end of period	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17				
Number of accumulation units outstanding at end of period	39,078	41,781	44,454	38,287	46,480	43,873				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.14	$15.54	$13.59	$13.71	$12.51	$10.64				
Value at end of period	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51				
Number of accumulation units outstanding at end of period	37,708	44,538	55,281	61,563	62,967	49,776				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.56	$17.71	$15.55	$16.13	$13.00	$11.57				
Value at end of period	$25.80	$23.56	$17.71	$15.55	$16.13	$13.00				
Number of accumulation units outstanding at end of period	1,947	3,026	3,228	4,160	2,784	4,073				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$15.25	$11.55	$10.04	$10.40	$8.45	$5.73				
Value at end of period	$16.91	$15.25	$11.55	$10.04	$10.40	$8.45				
Number of accumulation units outstanding at end of period	7,863	7,146	8,294	9,372	6,122	4,122				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.32			
Value at end of period	$16.40	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97			
Number of accumulation units outstanding at end of period	5,388	7,487	7,160	11,878	8,936	6,351	2,003			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$23.90	$17.47	$15.42	$15.55	$11.94	$9.27	$14.37	$13.27	$11.98	$12.08
Value at end of period	$24.82	$23.90	$17.47	$15.42	$15.55	$11.94	$9.27	$14.37	$13.27	$11.98
Number of accumulation units outstanding at end of period	172	172	172	172	600	595	685	597	598	149
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.05	$11.85	$10.52	$10.96	$8.97	$7.15	$10.45			
Value at end of period	$16.82	$16.05	$11.85	$10.52	$10.96	$8.97	$7.15			
Number of accumulation units outstanding at end of period	10,777	11,122	11,186	11,271	13,854	3,903	1,200			
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.44	$11.94	$11.69	$11.08	$10.61	$10.20	$9.98			
Value at end of period	$11.90	$11.44	$11.94	$11.69	$11.08	$10.61	$10.20			
Number of accumulation units outstanding at end of period	15,879	12,863	12,716	22,486	13,417	17,537	6,184			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.51	$14.98	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51	$11.00	$10.50
Value at end of period	$21.10	$20.51	$14.98	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51	$11.00
Number of accumulation units outstanding at end of period	19,001	26,379	75,870	44,463	54,694	45,984	7,813	8,929	7,552	3,177
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.48	$12.75	$12.16	$11.01	$10.59	$9.99				
Value at end of period	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59				
Number of accumulation units outstanding at end of period	17,210	25,800	28,610	26,892	17,359	16,845				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$12.83	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62	$10.85	
Value at end of period	$14.41	$12.83	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62	
Number of accumulation units outstanding at end of period	4,985	6,777	7,087	7,358	8,289	7,874	5,831	4,020	1,033	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.36	$22.22	$19.50	$18.06	$14.31	$10.68	$17.62	$21.73	$16.01	$13.90
Value at end of period	$28.63	$22.36	$22.22	$19.50	$18.06	$14.31	$10.68	$17.62	$21.73	$16.01
Number of accumulation units outstanding at end of period	6,580	8,655	11,462	13,275	14,954	10,939	7,429	6,673	7,920	5,686

CFI 18

SD VA

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.57	$10.21	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13	$10.44	
Value at end of period	$15.09	$13.57	$10.21	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13	
Number of accumulation units outstanding at end of period	27,964	30,707	31,716	34,482	40,857	41,389	33,135	36,188	16,886	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$15.02	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05	$9.07	
Value at end of period	$15.46	$15.02	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05	
Number of accumulation units outstanding at end of period	2,866	4,126	4,312	4,484	6,446	9,117	7,887	5,719	4,461	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.41	$9.28	$7.97	$8.90	$7.23	$6.02	$9.31			
Value at end of period	$11.41	$11.41	$9.28	$7.97	$8.90	$7.23	$6.02			
Number of accumulation units outstanding at end of period	691	1,046	1,109	1,171	8,885	796	628			
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.76	$15.48	$13.70	$15.60	$12.32	$8.98	$14.97	$13.26	$12.02	$10.47
Value at end of period	$21.70	$20.76	$15.48	$13.70	$15.60	$12.32	$8.98	$14.97	$13.26	$12.02
Number of accumulation units outstanding at end of period	22,733	28,040	28,393	28,688	38,491	24,094	8,029	8,300	7,206	4,725
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.19	$12.55	$11.30	$11.18	$10.04	$7.71	$11.06	$10.93	$9.95	
Value at end of period	$14.69	$14.19	$12.55	$11.30	$11.18	$10.04	$7.71	$11.06	$10.93	
Number of accumulation units outstanding at end of period	61,314	56,254	61,515	77,095	89,930	97,744	58,223	48,877	13,034	
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$13.80	$10.96	$9.79	$10.01	$9.10	$7.29	$11.89	$12.57		
Value at end of period	$14.62	$13.80	$10.96	$9.79	$10.01	$9.10	$7.29	$11.89		
Number of accumulation units outstanding at end of period	34,172	39,963	56,776	62,953	86,804	67,184	24,591	24,071		
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.63	$9.51	$8.32	$8.55	$7.83	$6.09	$9.61	$9.73		
Value at end of period	$11.83	$11.63	$9.51	$8.32	$8.55	$7.83	$6.09	$9.61		
Number of accumulation units outstanding at end of period	28,154	23,768	24,423	26,331	17,242	19,434	9,062	1,720		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46	$12.21
Value at end of period	$19.99	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46
Number of accumulation units outstanding at end of period	26,936	33,377	32,965	34,193	31,542	24,046	22,912	27,653	27,291	24,879
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.33	$13.29	$11.98	$12.31	$11.14	$9.24	$12.26	$12.04	$10.86	$10.55
Value at end of period	$17.50	$16.33	$13.29	$11.98	$12.31	$11.14	$9.24	$12.26	$12.04	$10.86
Number of accumulation units outstanding at end of period	84,027	22,931	20,066	20,815	35,266	30,726	23,211	4,143	2,673	996
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.24									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	49,709									

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.75	$12.69	$11.23	$11.65	$10.50	$8.59	$12.86	$12.71	$11.11	$10.38
Value at end of period	$18.19	$16.75	$12.69	$11.23	$11.65	$10.50	$8.59	$12.86	$12.71	$11.11
Number of accumulation units outstanding at end of period	6,475	8,196	29,747	32,383	50,162	55,575	9,960	7,943	3,670	2,254
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.28	$22.89	$19.50	$24.19	$20.40	$12.06	$25.10	$18.38	$13.73	$10.03
Value at end of period	$21.17	$21.28	$22.89	$19.50	$24.19	$20.40	$12.06	$25.10	$18.38	$13.73
Number of accumulation units outstanding at end of period	33,018	31,861	29,353	32,679	36,316	39,701	31,307	33,485	30,591	5,526
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.46	$20.40	$17.24	$17.18	$14.17	$11.43	$17.32	$17.17	$14.94	$13.97
Value at end of period	$30.00	$26.46	$20.40	$17.24	$17.18	$14.17	$11.43	$17.32	$17.17	$14.94
Number of accumulation units outstanding at end of period	17,043	19,745	20,297	23,968	22,376	11,303	8,503	11,300	11,613	17,028
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.82	$18.12	$15.48	$15.92	$12.74	$10.14	$14.69	$15.15	$13.18	$13.63
Value at end of period	$26.52	$24.82	$18.12	$15.48	$15.92	$12.74	$10.14	$14.69	$15.15	$13.18
Number of accumulation units outstanding at end of period	14,466	19,236	31,223	37,858	56,181	43,266	11,046	11,325	14,363	8,669
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.02	$17.00	$14.90	$13.85	$12.34	$9.71	$13.78	$12.74	$10.65	$10.23
Value at end of period	$20.58	$20.02	$17.00	$14.90	$13.85	$12.34	$9.71	$13.78	$12.74	$10.65
Number of accumulation units outstanding at end of period	5,821	7,520	8,886	10,377	14,365	16,031	4,898	4,892	2,674	536
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.53	$14.78	$12.32	$13.60	$11.88	$8.64	$14.67	$13.97	$12.00	$10.06
Value at end of period	$18.69	$18.53	$14.78	$12.32	$13.60	$11.88	$8.64	$14.67	$13.97	$12.00
Number of accumulation units outstanding at end of period	8,609	11,250	13,582	25,573	29,604	20,243	6,982	8,636	9,297	10,741
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.70	$16.55	$13.84	$15.32	$13.41	$9.76	$16.64	$15.87	$13.68	$12.25
Value at end of period	$20.84	$20.70	$16.55	$13.84	$15.32	$13.41	$9.76	$16.64	$15.87	$13.68
Number of accumulation units outstanding at end of period	11,212	14,005	15,025	13,450	16,277	15,715	11,107	10,016	5,890	2,845
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.64	$15.47	$13.71	$13.51	$12.02	$9.15	$12.80	$12.43	$11.00	$10.34
Value at end of period	$20.62	$18.64	$15.47	$13.71	$13.51	$12.02	$9.15	$12.80	$12.43	$11.00
Number of accumulation units outstanding at end of period	96,753	115,471	118,252	103,813	125,808	120,656	69,538	63,214	22,003	10,149
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.50	$13.68	$11.84	$12.11	$10.69	$8.67	$13.68	$13.46	$11.46	$11.19
Value at end of period	$18.54	$17.50	$13.68	$11.84	$12.11	$10.69	$8.67	$13.68	$13.46	$11.46
Number of accumulation units outstanding at end of period	36,652	57,927	60,383	65,748	64,078	58,829	34,423	32,570	29,220	27,194
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$14.57	$10.63	$9.09	$9.35	$8.13	$5.78	$10.17	$9.91		
Value at end of period	$15.57	$14.57	$10.63	$9.09	$9.35	$8.13	$5.78	$10.17		
Number of accumulation units outstanding at end of period	12,889	11,300	12,626	8,722	7,216	9,175	0	245		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.60	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42	$10.80
Value at end of period	$15.21	$15.60	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42
Number of accumulation units outstanding at end of period	12,056	9,368	9,916	8,682	18,057	11,194	4,958	4,708	2,035	2,372

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$12.40	$10.48	$8.96	$10.35	$9.67	$7.44	$12.71	$11.18	$9.54	
Value at end of period	$11.38	$12.40	$10.48	$8.96	$10.35	$9.67	$7.44	$12.71	$11.18	
Number of accumulation units outstanding at end of period	92,036	104,917	119,561	32,587	40,196	24,871	18,724	9,088	2,826	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$16.54	$12.84	$10.70	$11.50	$10.83	$8.30	$13.96	$13.82	$12.75	
Value at end of period	$15.85	$16.54	$12.84	$10.70	$11.50	$10.83	$8.30	$13.96	$13.82	
Number of accumulation units outstanding at end of period	8,605	9,719	9,336	11,092	21,833	22,195	15,415	17,354	5,067	

Separate Account Annual Charges of 1.45%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99	$10.15			
Value at end of period	$12.00	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99			
Number of accumulation units outstanding at end of period	0	17,520	18,817	29,248	37,019	68,053	144,331			
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.68	$14.14	$12.90	$13.94	$11.19	$9.08	$12.83	$13.36	$11.36	$10.17
Value at end of period	$18.97	$18.68	$14.14	$12.90	$13.94	$11.19	$9.08	$12.83	$13.36	$11.36
Number of accumulation units outstanding at end of period	0	0	0	0	78	11,584	21,384	35,522	53,854	101,863
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$15.89	$12.61	$10.94	$11.02	$9.73	$7.60	$13.49	$13.52	$11.44	$11.00
Value at end of period	$16.99	$15.89	$12.61	$10.94	$11.02	$9.73	$7.60	$13.49	$13.52	$11.44
Number of accumulation units outstanding at end of period	3,839	31,398	42,399	65,038	128,808	232,220	408,019	628,695	626,432	505,609
PROFUND VP BULL										
Value at beginning of period	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84
Value at end of period	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95
Number of accumulation units outstanding at end of period	0	0	0	136	3,814	6,453	19,260	28,683	33,353	48,020
PROFUND VP EUROPE 30										
Value at beginning of period	$11.67	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31
Value at end of period	$10.51	$11.67	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92
Number of accumulation units outstanding at end of period	0	0	0	192	3,562	7,914	9,169	23,411	26,550	30,722
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46	$8.22
Value at end of period	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46
Number of accumulation units outstanding at end of period	238	444	2,377	8,387	23,644	50,115	85,737	114,041	170,267	143,669
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.56	$10.96	$9.80	$10.10	$9.01	$7.68	$10.87	$10.48	$10.01	
Value at end of period	$13.12	$12.56	$10.96	$9.80	$10.10	$9.01	$7.68	$10.87	$10.48	
Number of accumulation units outstanding at end of period	0	0	0	159	20,239	36,548	60,389	79,007	96,371	143,669
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$10.63	$8.60	$7.16	$9.51	$9.81	$9.88				
Value at end of period	$9.46	$10.63	$8.60	$7.16	$8.78	$9.81				
Number of accumulation units outstanding at end of period	489	0	0	184	0	37				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$13.84	$11.81	$10.40	$11.01	$9.99					
Value at end of period	$12.70	$13.84	$11.81	$10.40	$11.01					
Number of accumulation units outstanding at end of period	0	0	0	0	555					
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.39									
Value at end of period	$10.65									
Number of accumulation units outstanding at end of period	133									
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.42	$8.45	$8.85	$9.96						
Value at end of period	$8.16	$9.42	$8.45	$8.85						
Number of accumulation units outstanding at end of period	306	2,740	6,941	8,652						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.05	$17.02	$17.78	$19.85	$16.56	$12.22	$21.02	$16.01	$13.38	$10.00
Value at end of period	$16.56	$19.05	$17.02	$17.78	$19.85	$16.56	$12.22	$21.02	$16.01	$13.38
Number of accumulation units outstanding at end of period	3,390	16,646	37,788	54,834	66,607	180,624	314,131	369,818	334,613	136,495
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.67	$8.63	$7.61	$8.03	$7.70	$6.01	$10.22			
Value at end of period	$9.99	$9.67	$8.63	$7.61	$8.03	$7.70	$6.01			
Number of accumulation units outstanding at end of period	0	0	288	3,259	3,284	33,627	10,451			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.92	$10.86	$9.56	$9.99						
Value at end of period	$15.12	$13.92	$10.86	$9.56						
Number of accumulation units outstanding at end of period	47,823	117,265	140,784	271,426						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.56	$9.78	$9.56	$8.77	$7.82	$6.10	$9.46			
Value at end of period	$13.67	$12.56	$9.78	$9.56	$8.77	$7.82	$6.85			
Number of accumulation units outstanding at end of period	6,531	15,884	28,434	271,426	50,758	980,063	4,190			
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.29	$13.96	$11.04	$13.73	$12.96	$12.18				
Value at end of period	$14.56	$14.29	$13.96	$11.04	$13.73	$12.96				
Number of accumulation units outstanding at end of period	0	0	0	0	1,892	1,662				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.71	$15.76	$15.32	$13.60	$9.24	$12.10	$11.94	$11.12	$10.82
Value at end of period	$18.38	$18.44	$17.71	$15.76	$15.32	$13.60	$9.24	$12.10	$11.94	$11.12
Number of accumulation units outstanding at end of period	1,400	34,849	66,384	116,927	160,264	214,385	355,072	645,733	891,162	763,255
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74
Value at end of period	$15.88	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10
Number of accumulation units outstanding at end of period	0	1,321	8,234	14,827	83,052	835,209	3,152,418	3,008,721	587,918	563,149
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.02	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76
Value at end of period	$23.72	$22.02	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94
Number of accumulation units outstanding at end of period	1,612	4,480	13,132	24,971	60,499	144,667	365,950	518,940	565,542	656,156

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.08	$15.74	$14.25	$14.60	$12.10	$9.86	$15.08	$16.36	$14.63	$13.83
Value at end of period	$22.90	$22.08	$15.74	$14.25	$14.60	$12.10	$9.86	$15.08	$16.36	$14.63
Number of accumulation units outstanding at end of period	1,169	4,401	10,527	19,730	49,684	104,545	221,420	370,970	545,945	460,193
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.79	$13.03	$12.12	$11.46	$10.62	$9.68	$10.76	$10.33	$10.10	$10.04
Value at end of period	$13.42	$12.79	$13.03	$12.12	$11.46	$10.62	$9.68	$10.76	$10.33	$10.10
Number of accumulation units outstanding at end of period	31,202	16,966	24,762	39,890	690,272	2,760,200	2,359,809	388,947	284,351	88,256
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.19									
Value at end of period	$9.69									
Number of accumulation units outstanding at end of period	45,974									
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.71	$8.14	$6.97	$8.08	$7.61	$6.06	$10.30			
Value at end of period	$8.98	$9.71	$8.14	$6.97	$8.08	$7.61	$6.06			
Number of accumulation units outstanding at end of period	417	417	7,578	11,338	18,590	47,604	4,908			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.25	$10.32	$9.65							
Value at end of period	$14.76	$13.25	$10.32							
Number of accumulation units outstanding at end of period	59,207	194,821	227,791							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.90	$16.23	$13.98	$13.88	$12.32	$8.78	$12.30	$11.18	$10.74	$10.48
Value at end of period	$23.34	$20.90	$16.23	$13.98	$13.88	$12.32	$8.78	$12.30	$11.18	$10.74
Number of accumulation units outstanding at end of period	27,077	81,423	4,587	9,996	47,170	88,225	57,876	107,628	105,709	95,371
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.58	$11.32	$10.05	$10.05						
Value at end of period	$15.76	$14.58	$11.32	$10.05						
Number of accumulation units outstanding at end of period	43,756	44,584	8,803	10,045						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$16.02	$16.25	$16.49	$16.73	$16.92	$16.76	$16.21	$15.71	$15.51
Value at end of period	$15.56	$15.79	$16.02	$16.25	$16.49	$16.73	$16.92	$16.76	$16.21	$15.71
Number of accumulation units outstanding at end of period	46,043	124,054	374,778	375,020	592,092	1,467,203	2,902,930	1,775,553	834,228	600,124
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.41	$12.65	$11.27	$11.52	$9.00	$6.47	$10.06			
Value at end of period	$17.56	$16.41	$12.65	$11.27	$11.52	$9.00	$6.47			
Number of accumulation units outstanding at end of period	4,534	19,268	2,043	6,009	9,049	17,687	26,884			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.43	$12.01	$11.05	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	$10.43
Value at end of period	$17.48	$15.43	$12.01	$11.05	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98
Number of accumulation units outstanding at end of period	1,504	3,104	3,128	3,973	6,765	8,900	25,983	72,601	83,748	98,943
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.02	$9.74	$9.16	$8.84	$8.31	$8.25				
Value at end of period	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31				
Number of accumulation units outstanding at end of period	10,165	39,446	79,059	83,899	78,571	41,509				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.06	$11.17	$10.03	$10.31	$9.37	$9.22				
Value at end of period	$13.56	$13.06	$11.17	$10.03	$10.31	$9.37				
Number of accumulation units outstanding at end of period	23,563	58,385	83,661	281,908	420,267	670,674				
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.03	$11.43	$10.39	$10.53	$9.63	$9.49				
Value at end of period	$13.57	$13.03	$11.43	$10.39	$10.53	$9.63				
Number of accumulation units outstanding at end of period	16,029	43,913	158,443	343,918	518,794	934,030				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75				
Value at end of period	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86				
Number of accumulation units outstanding at end of period	0	41,191	52,441	150,579	392,883	651,120				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.04	$16.21	$14.40	$14.06	$12.68	$10.84				
Value at end of period	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68				
Number of accumulation units outstanding at end of period	1,515	3,740	5,492	20,573	67,770	86,341				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71	$10.25			
Value at end of period	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71			
Number of accumulation units outstanding at end of period	1,230	12,588	38,905	87,526	114,143	280,224	42,302			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.09	$15.51	$13.57	$13.70	$12.51	$10.34				
Value at end of period	$22.22	$20.09	$15.51	$13.57	$13.70	$12.51				
Number of accumulation units outstanding at end of period	775	2,677	4,039	8,350	27,250	82,477				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.50	$17.68	$15.53	$16.11	$12.99	$11.56				
Value at end of period	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99				
Number of accumulation units outstanding at end of period	0	15,872	17,640	25,616	30,589	32,115				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13	$10.48			
Value at end of period	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13			
Number of accumulation units outstanding at end of period	580	3,442	9,804	14,312	10,465	48,233	16,262			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97	$10.16			
Value at end of period	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97			
Number of accumulation units outstanding at end of period	1,115	8,713	28,451	35,763	40,552	79,925	124,081			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$23.79	$17.40	$15.37	$15.51	$11.92	$9.25	$14.35	$13.26	$11.98	$10.42
Value at end of period	$24.70	$23.79	$17.40	$15.37	$15.51	$11.92	$9.25	$14.35	$13.26	$11.98
Number of accumulation units outstanding at end of period	0	0	109	164	164	494	4,363	7,009	8,704	10,623

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.01	$11.82	$10.50	$10.95	$8.96	$7.15	$10.44			
Value at end of period	$16.76	$16.01	$11.82	$10.50	$10.95	$8.96	$7.15			
Number of accumulation units outstanding at end of period	0	442	442	5,332	11,570	26,472	17,444			
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20	$9.88			
Value at end of period	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20			
Number of accumulation units outstanding at end of period	873	7,673	17,132	31,003	83,078	235,361	229,001			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.42	$14.93	$12.66	$12.56	$10.08	$7.56	$13.06	$12.49	$11.00	$10.08
Value at end of period	$21.00	$20.42	$14.93	$12.66	$12.56	$10.08	$7.56	$13.06	$12.49	$11.00
Number of accumulation units outstanding at end of period	3,923	28,423	38,804	53,858	74,357	120,965	160,694	219,815	153,972	111,724
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.45	$12.73	$12.15	$11.00	$10.58	$9.97				
Value at end of period	$11.57	$11.45	$12.73	$12.15	$11.00	$10.58				
Number of accumulation units outstanding at end of period	3,839	35,203	115,895	116,755	121,015	168,892				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$12.78	$12.51	$10.10	$10.82	$9.47	$7.20	$12.44	$13.62	$11.04	
Value at end of period	$14.34	$12.78	$12.51	$10.10	$10.82	$9.47	$7.20	$12.44	$13.62	
Number of accumulation units outstanding at end of period	0	14,347	13,881	15,665	16,937	25,116	76,035	106,326	58,581	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.25	$22.12	$19.43	$18.00	$14.27	$10.66	$17.59	$21.70	$16.00	$13.90
Value at end of period	$28.47	$22.25	$22.12	$19.43	$18.00	$14.27	$10.66	$17.59	$21.70	$16.00
Number of accumulation units outstanding at end of period	0	4,818	5,509	14,341	26,672	47,214	95,437	170,170	341,862	205,694
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$13.51	$10.18	$9.20	$9.79	$8.87	$6.84	$11.41	$11.12	$9.91	$9.95
Value at end of period	$15.02	$13.51	$10.18	$9.20	$9.79	$8.87	$6.84	$11.41	$11.12	$9.91
Number of accumulation units outstanding at end of period	0	1,550	4,112	20,845	32,054	49,033	95,814	100,793	64,978	1,262
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.97	$10.85	$9.64	$10.05	$8.14	$6.62	$10.20	$10.05	$10.22	
Value at end of period	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.62	$10.20	$10.05	
Number of accumulation units outstanding at end of period	0	4,964	8,790	9,466	11,242	234,663	312,237	166,041	90,710	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.38	$9.26	$7.96	$8.89	$7.23	$6.02	$10.41			
Value at end of period	$11.37	$11.38	$9.26	$7.96	$8.89	$7.23	$6.02			
Number of accumulation units outstanding at end of period	0	0	0	2,089	1,127	38,356	16,357			
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.67	$15.42	$13.65	$15.55	$12.30	$8.96	$14.95	$13.25	$12.01	$9.96
Value at end of period	$21.60	$20.67	$15.42	$13.65	$15.55	$12.30	$8.96	$14.95	$13.25	$12.01
Number of accumulation units outstanding at end of period	2,397	4,009	9,912	24,119	31,544	67,769	147,647	218,935	145,982	68,825
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$14.13	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92	$9.95	
Value at end of period	$14.63	$14.13	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92	
Number of accumulation units outstanding at end of period	7,237	34,039	45,579	76,729	79,398	235,471	456,916	641,840	182,288	

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$13.75	$10.93	$9.76	$9.99	$9.09	$7.29	$11.88	$12.48		
Value at end of period	$14.57	$13.75	$10.93	$9.76	$9.99	$9.09	$7.29	$11.88		
Number of accumulation units outstanding at end of period	26,190	69,755	73,545	99,922	133,112	187,709	306,918	282,946		
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.59	$9.48	$8.30	$8.53	$7.81	$6.09	$9.60	$10.14		
Value at end of period	$11.78	$11.59	$9.48	$8.30	$8.53	$7.81	$6.09	$9.60		
Number of accumulation units outstanding at end of period	0	4,877	7,561	23,989	34,183	73,589	103,569	64,469		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.47	$13.88	$11.87	$12.30	$10.84	$8.56	$13.68	$14.20	$12.44	$12.20
Value at end of period	$19.86	$18.47	$13.88	$11.87	$12.30	$10.84	$8.56	$13.68	$14.20	$12.44
Number of accumulation units outstanding at end of period	195	4,137	11,255	19,273	60,823	100,991	156,178	232,633	294,898	305,003
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	$10.22
Value at end of period	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86
Number of accumulation units outstanding at end of period	24,709	35,117	31,652	52,924	68,854	102,770	190,773	182,104	144,450	128,902
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.24									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	12,158									
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.68	$12.64	$11.20	$11.61	$10.47	$8.57	$12.84	$12.70	$11.11	$10.31
Value at end of period	$18.10	$16.68	$12.64	$11.20	$11.61	$10.47	$8.57	$12.84	$12.70	$11.11
Number of accumulation units outstanding at end of period	728	9,151	18,525	33,054	68,566	113,355	226,283	443,151	186,203	64,110
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.18	$22.81	$19.43	$24.12	$20.35	$12.04	$25.06	$18.36	$13.72	$10.06
Value at end of period	$21.07	$21.18	$22.81	$19.43	$24.12	$20.35	$12.04	$25.06	$18.36	$13.72
Number of accumulation units outstanding at end of period	2,626	22,695	41,887	53,525	65,178	180,352	271,191	306,049	226,411	73,315
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.31	$20.29	$17.16	$17.10	$14.11	$11.40	$17.27	$17.12	$14.91	$13.95
Value at end of period	$29.81	$26.31	$20.29	$17.16	$17.10	$14.11	$11.40	$17.27	$17.12	$14.91
Number of accumulation units outstanding at end of period	0	1,396	1,810	9,435	24,159	58,828	88,108	132,151	168,891	200,030
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.68	$18.02	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63
Value at end of period	$26.35	$24.68	$18.02	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15
Number of accumulation units outstanding at end of period	259	3,272	5,958	11,437	28,844	37,518	66,620	149,475	134,373	124,114
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.94	$16.94	$14.84	$13.81	$12.31	$9.69	$13.76	$12.73	$10.65	$10.20
Value at end of period	$20.48	$19.94	$16.94	$14.84	$13.81	$12.31	$9.69	$13.76	$12.73	$10.65
Number of accumulation units outstanding at end of period	13,008	26,318	50,412	54,493	78,610	105,266	155,143	181,142	138,777	95,199
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.45	$14.72	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00	$10.06
Value at end of period	$18.60	$18.45	$14.72	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00
Number of accumulation units outstanding at end of period	0	0	0	2,032	13,805	33,374	85,989	115,631	130,234	148,134

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.58	$16.46	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66	$12.23
Value at end of period	$20.70	$20.58	$16.46	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66
Number of accumulation units outstanding at end of period	28,704	76,726	86,122	104,657	114,098	133,707	198,952	205,356	124,633	62,404
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.56	$15.41	$13.66	$13.47	$11.99	$9.13	$12.78	$12.42	$11.00	$10.10
Value at end of period	$20.52	$18.56	$15.41	$13.66	$13.47	$11.99	$9.13	$12.78	$12.42	$11.00
Number of accumulation units outstanding at end of period	37,269	163,876	215,720	317,570	409,614	616,266	1,033,419	1,123,549	871,871	404,984
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.41	$13.62	$11.79	$12.07	$10.66	$8.65	$13.65	$13.44	$11.45	$11.18
Value at end of period	$18.44	$17.41	$13.62	$11.79	$12.07	$10.66	$8.65	$13.65	$13.44	$11.45
Number of accumulation units outstanding at end of period	21,751	56,703	58,710	83,312	109,229	170,972	271,992	370,643	324,040	185,397
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$14.52	$10.60	$9.07	$9.33	$8.12	$5.78	$10.17	$10.22		
Value at end of period	$15.51	$14.52	$10.60	$9.07	$9.33	$8.12	$5.78	$10.17		
Number of accumulation units outstanding at end of period	2,522	17,319	18,067	17,986	29,704	59,665	25,234	87,294		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	$10.06
Value at end of period	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41
Number of accumulation units outstanding at end of period	54	1,172	4,952	9,262	11,020	37,045	81,007	109,023	90,947	90,519
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.69	$11.18	$10.17	
Value at end of period	$11.33	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.69	$11.18	
Number of accumulation units outstanding at end of period	19,090	62,864	88,117	40,595	51,318	73,996	116,050	74,518	28,173	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.46	$12.79	$10.66	$11.47	$10.80	$8.28	$13.94	$13.81	$11.49	$11.00
Value at end of period	$15.78	$16.46	$12.79	$10.66	$11.47	$10.80	$8.28	$13.94	$13.81	$11.49
Number of accumulation units outstanding at end of period	5,499	15,912	17,734	25,488	28,268	47,082	78,315	88,948	130,257	2,425

Separate Account Annual Charges of 1.75%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97	$10.14			
Value at end of period	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97			
Number of accumulation units outstanding at end of period	0	1,540	1,539	11,981	12,963	16,653	29,714			
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.19	$13.81	$12.64	$13.70	$11.03	$8.98	$12.72	$13.29	$11.33	$10.03
Value at end of period	$18.42	$18.19	$13.81	$12.64	$13.70	$11.03	$8.98	$12.72	$13.29	$11.33
Number of accumulation units outstanding at end of period	0	0	0	1,674	1,833	3,262	11,728	19,670	24,269	34,235
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$15.30	$12.18	$10.59	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88
Value at end of period	$16.30	$15.30	$12.18	$10.59	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29
Number of accumulation units outstanding at end of period	0	0	7,368	15,003	35,705	88,923	172,300	278,468	306,614	315,015

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
PROFUND VP BULL										
Value at beginning of period	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83	$8.74
Value at end of period	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83
Number of accumulation units outstanding at end of period	0	0	0	0	563	564	2,211	4,738	4,927	5,894
PROFUND VP EUROPE 30										
Value at beginning of period	$11.23	$9.40	$8.20	$9.16	$9.09	$6.99	$12.71	$11.29	$9.78	$9.21
Value at end of period	$10.08	$11.23	$9.40	$8.20	$9.16	$9.09	$6.99	$12.71	$11.29	$9.78
Number of accumulation units outstanding at end of period	0	0	0	0	609	613	1,645	5,753	7,207	5,031
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19
Value at end of period	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41
Number of accumulation units outstanding at end of period	0	0	0	0	1,711	18,247	22,248	36,075	43,490	45,832
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.27	$10.73	$9.63	$9.96	$8.91	$7.62	$10.82	$10.46	$10.01	
Value at end of period	$12.78	$12.27	$10.73	$9.63	$9.96	$8.91	$7.62	$10.82	$10.46	
Number of accumulation units outstanding at end of period	0	0	0	0	1,688	4,424	19,505	45,204	54,428	
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$9.34	$8.40	$8.83	$10.65						
Value at end of period	$8.07	$9.34	$8.40	$8.83						
Number of accumulation units outstanding at end of period	0	0	0	7,112						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.55	$16.62	$17.42	$19.51	$16.33	$12.08	$20.85	$15.92	$13.35	$10.25
Value at end of period	$16.08	$18.55	$16.62	$17.42	$19.51	$16.33	$12.08	$20.85	$15.92	$13.35
Number of accumulation units outstanding at end of period	0	342	474	488	8,705	29,486	76,299	74,303	70,002	20,928
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.50	$8.51	$7.53	$7.97	$7.66	$6.00	$8.92			
Value at end of period	$9.79	$9.50	$8.51	$7.53	$7.97	$7.66	$6.00			
Number of accumulation units outstanding at end of period	0	0	0	0	0	483	816			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.80	$10.79	$9.54	$9.99						
Value at end of period	$14.94	$13.80	$10.79	$9.54						
Number of accumulation units outstanding at end of period	1,215	1,668	4,537	25,462						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$11.83	$9.88								
Value at end of period	$12.87	$11.83								
Number of accumulation units outstanding at end of period	129	1,555								
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.33	$9.63	$8.49	$8.68	$7.76	$6.08	$9.53			
Value at end of period	$13.38	$12.33	$9.63	$8.49	$8.68	$7.76	$6.08			
Number of accumulation units outstanding at end of period	1,186	2,723	5,988	14,144	11,894	505,910	1,016,111			
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.09	$13.81	$10.94	$13.66	$12.93	$11.41				
Value at end of period	$14.31	$14.09	$13.81	$10.94	$13.66	$12.93				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,064				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$17.25	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07	$10.79
Value at end of period	$17.79	$17.90	$17.25	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07
Number of accumulation units outstanding at end of period	0	1,164	2,249	10,106	28,753	73,312	131,540	227,570	251,546	262,811
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.67	$10.48	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64
Value at end of period	$15.24	$13.67	$10.48	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96
Number of accumulation units outstanding at end of period	57	57	1,336	4,951	22,122	408,941	1,943,130	1,875,407	265,732	263,048
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.20	$16.07	$13.94	$14.39	$12.04	$9.32	$15.24	$14.74	$13.75	$12.62
Value at end of period	$22.77	$21.20	$16.07	$13.94	$14.39	$12.04	$9.32	$15.24	$14.74	$13.75
Number of accumulation units outstanding at end of period	48	77	220	6,105	33,168	109,901	198,220	284,569	330,075	380,649
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.25	$15.20	$13.80	$14.18	$11.79	$9.64	$14.78	$16.09	$14.43	$13.68
Value at end of period	$21.97	$21.25	$15.20	$13.80	$14.18	$11.79	$9.64	$14.78	$16.09	$14.43
Number of accumulation units outstanding at end of period	46	46	139	5,684	26,211	75,694	133,846	186,973	226,332	255,221
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.45	$12.72	$11.87	$11.26	$10.47	$9.57	$10.67	$10.27	$10.08	$10.02
Value at end of period	$13.03	$12.45	$12.72	$11.87	$11.26	$10.47	$9.57	$10.67	$10.27	$10.08
Number of accumulation units outstanding at end of period	15,081	6,823	5,606	11,068	256,726	1,341,153	1,236,734	156,180	134,360	58,209
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.19									
Value at end of period	$9.67									
Number of accumulation units outstanding at end of period	1,225									
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.54	$8.02	$6.89	$8.01	$7.57	$6.05	$10.40			
Value at end of period	$8.80	$9.54	$8.02	$6.89	$8.01	$7.57	$6.05			
Number of accumulation units outstanding at end of period	0	0	0	1	7,566	16,249	934			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$13.18	$10.29	$9.84							
Value at end of period	$14.64	$13.18	$10.29							
Number of accumulation units outstanding at end of period	98	2,901	22,146							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$15.81	$13.66	$13.60	$12.11	$8.65	$12.16	$11.09	$10.69	$10.46
Value at end of period	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.65	$12.16	$11.09	$10.69
Number of accumulation units outstanding at end of period	1,075	2,253	31	2,713	4,369	10,130	14,954	21,714	26,484	32,324
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.45	$11.26	$10.02	$10.04						
Value at end of period	$15.58	$14.45	$11.26	$10.02						
Number of accumulation units outstanding at end of period	6,083	147	0	3,591						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.63	$14.89	$15.16	$15.42	$15.69	$15.92	$15.82	$15.34	$14.92	$14.78
Value at end of period	$14.38	$14.63	$14.89	$15.16	$15.42	$15.69	$15.92	$15.82	$15.34	$14.92
Number of accumulation units outstanding at end of period	6,114	31,624	50,653	63,571	118,441	515,966	1,385,333	950,438	503,921	163,682
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.13	$12.47	$11.14	$11.43	$8.95	$6.46	$10.05			
Value at end of period	$17.20	$16.13	$12.47	$11.14	$11.43	$8.95	$6.46			
Number of accumulation units outstanding at end of period	0	1,914	1,284	3,156	3,363	1,552	3,759			

CFI 29

SD VA

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.02	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95	$10.64
Value at end of period	$16.97	$15.02	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95
Number of accumulation units outstanding at end of period	0	0	0	0	406	8,288	21,325	37,122	44,851	43,430
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.89	$9.65	$9.10	$9.09	$8.31	$8.25				
Value at end of period	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31				
Number of accumulation units outstanding at end of period	0	0	0	5,827	0	11,999				
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21				
Value at end of period	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37				
Number of accumulation units outstanding at end of period	0	46	24,411	48,448	176,839	327,572				
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49				
Value at end of period	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62				
Number of accumulation units outstanding at end of period	503	573	12,669	65,114	244,292	397,267				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75				
Value at end of period	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85				
Number of accumulation units outstanding at end of period	0	3,976	5,041	62,793	106,183	329,629				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.74	$16.03	$14.28	$13.99	$12.66	$10.83				
Value at end of period	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66				
Number of accumulation units outstanding at end of period	849	849	849	868	9,116	24,417				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.15	$10.15	$8.97	$8.94	$8.12	$6.69	$9.09			
Value at end of period	$14.54	$13.15	$10.15	$8.97	$8.94	$8.12	$6.69			
Number of accumulation units outstanding at end of period	0	0	0	6,327	25,481	69,659	27,289			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.81	$15.34	$13.46	$13.62	$12.48	$10.63				
Value at end of period	$21.84	$19.81	$15.34	$13.46	$13.62	$12.48				
Number of accumulation units outstanding at end of period	1,274	1,436	1,502	2,393	15,290	71,456				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.16	$17.48	$15.40	$16.03	$12.96	$11.55				
Value at end of period	$25.28	$23.16	$17.48	$15.40	$16.03	$12.96				
Number of accumulation units outstanding at end of period	0	0	75	94	5,638	11,426				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$14.94	$11.36	$9.91	$10.30	$8.39	$6.11	$10.38			
Value at end of period	$16.51	$14.94	$11.36	$9.91	$10.30	$8.39	$6.11			
Number of accumulation units outstanding at end of period	0	0	0	6,694	5,372	8,467	8,334			

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.57	$11.45	$10.06	$10.69	$8.63	$6.95	$10.36			
Value at end of period	$16.01	$15.57	$11.45	$10.06	$10.69	$8.63	$6.95			
Number of accumulation units outstanding at end of period	0	0	0	6,689	5,585	10,151	22,724			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$23.17	$17.00	$15.05	$15.24	$11.75	$9.15	$14.24	$13.19	$11.95	$11.40
Value at end of period	$23.98	$23.17	$17.00	$15.05	$15.24	$11.75	$9.15	$14.24	$13.19	$11.95
Number of accumulation units outstanding at end of period	0	0	0	0	4,426	6,100	8,447	8,804	13,856	4,439
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.73	$11.66	$10.38	$10.86	$8.91	$7.13	$10.68			
Value at end of period	$16.43	$15.73	$11.66	$10.38	$10.86	$8.91	$7.13			
Number of accumulation units outstanding at end of period	0	0	0	1,546	7,702	4,758	9,187			
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.21	$11.74	$11.53	$10.98	$10.55	$10.17	$9.84			
Value at end of period	$11.62	$11.21	$11.74	$11.53	$10.98	$10.55	$10.17			
Number of accumulation units outstanding at end of period	0	0	0	1,160	10,455	28,267	15,769			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.89	$14.58	$12.40	$12.35	$9.93	$7.48	$12.96	$12.43	$10.98	$10.31
Value at end of period	$20.39	$19.89	$14.58	$12.40	$12.35	$9.93	$7.48	$12.96	$12.43	$10.98
Number of accumulation units outstanding at end of period	94	528	576	3,757	7,793	14,337	24,337	37,266	32,972	22,586
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.29	$12.59	$12.04	$10.94	$10.56	$10.03				
Value at end of period	$11.37	$11.29	$12.59	$12.04	$10.94	$10.56				
Number of accumulation units outstanding at end of period	3,604	4,042	2,207	26,202	29,628	29,653				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59	$11.46	
Value at end of period	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59	
Number of accumulation units outstanding at end of period	0	0	0	0	1,413	7,623	23,669	24,009	12,666	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.60	$21.54	$18.98	$17.64	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87
Value at end of period	$27.56	$21.60	$21.54	$18.98	$17.64	$14.03	$10.51	$17.40	$21.53	$15.92
Number of accumulation units outstanding at end of period	0	25	1,047	7,388	10,344	17,398	40,770	66,216	85,730	63,136
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$13.18	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08	$9.91	$9.93
Value at end of period	$14.61	$13.18	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08	$9.91
Number of accumulation units outstanding at end of period	215	216	216	220	5,626	11,997	20,934	30,713	27,831	5,194
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	$10.05	
Value at end of period	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	
Number of accumulation units outstanding at end of period	115	220	3,761	4,895	11,462	23,193	31,915	31,464	13,807	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.18	$9.12	$7.87	$8.82	$7.19	$6.01	$9.25			
Value at end of period	$11.14	$11.18	$9.12	$7.87	$8.82	$7.19	$6.01			
Number of accumulation units outstanding at end of period	0	0	0	0	700	0	1,503			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.13	$15.06	$13.37	$15.29	$12.12	$8.86	$14.82	$13.18	$11.99	$9.95
Value at end of period	$20.97	$20.13	$15.06	$13.37	$15.29	$12.12	$8.86	$14.82	$13.18	$11.99
Number of accumulation units outstanding at end of period	0	0	5,776	14,422	25,724	43,677	68,515	74,503	65,085	29,573
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	$10.00	
Value at end of period	$14.24	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	
Number of accumulation units outstanding at end of period	212	212	212	13,251	15,044	77,376	200,497	224,942	92,585	
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$13.48	$10.74	$9.63	$9.88	$9.01	$7.25	$11.86	$12.56		
Value at end of period	$14.23	$13.48	$10.74	$9.63	$9.88	$9.01	$7.25	$11.86		
Number of accumulation units outstanding at end of period	0	0	3,542	6,981	11,652	29,366	58,150	65,139		
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.35	$9.32	$8.18	$8.44	$7.75	$6.05	$9.58	$10.00		
Value at end of period	$11.51	$11.35	$9.32	$8.18	$8.44	$7.75	$6.05	$9.58		
Number of accumulation units outstanding at end of period	764	765	764	779	4,081	15,848	110,359	118,027		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.82	$13.44	$11.53	$11.98	$10.59	$8.39	$13.44	$14.00	$12.30	$12.10
Value at end of period	$19.11	$17.82	$13.44	$11.53	$11.98	$10.59	$8.39	$13.44	$14.00	$12.30
Number of accumulation units outstanding at end of period	0	1,093	191	3,803	20,418	47,130	100,672	140,726	152,841	145,014
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.83	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83	$10.21
Value at end of period	$16.91	$15.83	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83
Number of accumulation units outstanding at end of period	4,040	1,517	14,300	15,910	20,656	35,621	72,922	49,418	41,545	25,643
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.24	$12.35	$10.97	$11.41	$10.32	$8.48	$12.73	$12.63	$11.09	$10.33
Value at end of period	$17.57	$16.24	$12.35	$10.97	$11.41	$10.32	$8.48	$12.73	$12.63	$11.09
Number of accumulation units outstanding at end of period	0	0	1,518	2,706	10,725	30,725	64,900	93,646	102,143	25,456
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.63	$22.28	$19.04	$23.71	$20.06	$11.90	$24.86	$18.27	$13.69	$10.56
Value at end of period	$20.45	$20.63	$22.28	$19.04	$23.71	$20.06	$11.90	$24.86	$18.27	$13.69
Number of accumulation units outstanding at end of period	0	1,110	5,120	9,694	8,163	24,363	63,201	79,601	57,079	25,623
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.39	$19.64	$16.66	$16.65	$13.78	$11.17	$16.97	$16.88	$14.75	$13.83
Value at end of period	$28.68	$25.39	$19.64	$16.66	$16.65	$13.78	$11.17	$16.97	$16.88	$14.75
Number of accumulation units outstanding at end of period	0	0	0	1,133	16,630	44,750	85,153	88,253	109,609	135,651
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.81	$17.44	$14.96	$15.43	$12.39	$9.91	$14.40	$14.91	$13.01	$13.63
Value at end of period	$25.35	$23.81	$17.44	$14.96	$15.43	$12.39	$9.91	$14.40	$14.91	$13.01
Number of accumulation units outstanding at end of period	0	26	401	3,732	7,381	16,904	31,195	50,964	51,518	46,549
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.41	$16.55	$14.54	$13.57	$12.13	$9.58	$13.65	$12.66	$10.62	$10.09
Value at end of period	$19.88	$19.41	$16.55	$14.54	$13.57	$12.13	$9.58	$13.65	$12.66	$10.62
Number of accumulation units outstanding at end of period	179	179	179	3,479	14,126	16,856	31,246	40,607	39,650	27,021

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.96	$14.38	$12.03	$13.33	$11.69	$8.52	$14.53	$13.88	$11.98	$10.06
Value at end of period	$18.06	$17.96	$14.38	$12.03	$13.33	$11.69	$8.52	$14.53	$13.88	$11.98
Number of accumulation units outstanding at end of period	0	1,100	1,198	1,222	1,542	17,301	40,891	55,303	66,177	74,697
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.86	$15.93	$13.37	$14.85	$13.05	$9.53	$16.30	$15.61	$13.51	$12.13
Value at end of period	$19.92	$19.86	$15.93	$13.37	$14.85	$13.05	$9.53	$16.30	$15.61	$13.51
Number of accumulation units outstanding at end of period	945	1,026	1,084	5,012	4,593	14,528	34,743	53,350	49,580	15,023
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.07	$15.05	$13.38	$13.24	$11.82	$9.03	$12.68	$12.36	$10.97	$9.99
Value at end of period	$19.92	$18.07	$15.05	$13.38	$13.24	$11.82	$9.03	$12.68	$12.36	$10.97
Number of accumulation units outstanding at end of period	4,967	8,344	7,313	19,236	43,948	98,551	234,640	335,786	271,293	102,114
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.91	$13.26	$11.52	$11.83	$10.47	$8.53	$13.50	$13.33	$11.40	$11.16
Value at end of period	$17.85	$16.91	$13.26	$11.52	$11.83	$10.47	$8.53	$13.50	$13.33	$11.40
Number of accumulation units outstanding at end of period	0	0	1,141	17,170	24,684	62,824	125,026	132,415	135,716	116,092
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$14.22	$10.42	$8.94	$9.22	$8.05	$5.75	$10.15	$10.22		
Value at end of period	$15.15	$14.22	$10.42	$8.94	$9.22	$8.05	$5.75	$10.15		
Number of accumulation units outstanding at end of period	0	0	0	3,448	7,311	16,688	3,565	324		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.13	$13.47	$11.54	$13.40	$11.99	$8.87	$17.88	$15.09	$12.39	$10.00
Value at end of period	$14.70	$15.13	$13.47	$11.54	$13.40	$11.99	$8.87	$17.88	$15.09	$12.39
Number of accumulation units outstanding at end of period	0	0	0	1,820	2,015	10,377	28,090	43,845	45,314	30,219
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$12.06	$10.24	$8.78	$10.18	$9.54	$7.37	$12.63	$11.16	$10.17	
Value at end of period	$11.04	$12.06	$10.24	$8.78	$10.18	$9.54	$7.37	$12.63	$11.16	
Number of accumulation units outstanding at end of period	166	1,153	1,175	1,078	3,347	20,600	33,678	18,700	8,343	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.03	$12.49	$10.44	$11.27	$10.65	$8.19	$13.82	$13.74	$11.47	$10.28
Value at end of period	$15.32	$16.03	$12.49	$10.44	$11.27	$10.65	$8.19	$13.82	$13.74	$11.47
Number of accumulation units outstanding at end of period	173	174	174	194	498	5,862	14,595	22,698	26,144	2,415

Separate Account Annual Charges of 1.90%

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.64	$10.37	$9.61	$10.17	$9.44	$7.96	$9.62			
Value at end of period	$11.64	$11.64	$10.37	$9.61	$10.17	$9.44	$7.96			
Number of accumulation units outstanding at end of period	0	691	852	12,176	12,692	24,268	17,229			
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.95	$13.65	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32	$10.19
Value at end of period	$18.15	$17.95	$13.65	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,239	7,125	10,744	11,104	11,597

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$15.01	$11.97	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21	$10.82
Value at end of period	$15.97	$15.01	$11.97	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21
Number of accumulation units outstanding at end of period	0	0	0	4,003	17,511	43,756	122,027	147,298	133,068	139,709
PROFUND VP BULL										
Value at beginning of period	$11.41	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.69
Value at end of period	$12.47	$11.41	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	178	564	565	9,584	22,904
PROFUND VP EUROPE 30										
Value at beginning of period	$11.01	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71	$9.16
Value at end of period	$9.87	$11.01	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71
Number of accumulation units outstanding at end of period	0	0	0	0	626	1,106	6,107	5,976	6,151	7,232
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$3.08	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17
Value at end of period	$2.11	$3.08	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39
Number of accumulation units outstanding at end of period	0	0	1,629	1,628	10,865	19,533	25,041	32,867	37,896	35,267
VOYA BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.13	$10.63	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44	$10.01	
Value at end of period	$12.61	$12.13	$10.63	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44	
Number of accumulation units outstanding at end of period	0	0	0	0	19,122	22,495	24,621	29,770	34,865	
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$9.30	$8.37	$8.82	$10.43						
Value at end of period	$8.02	$9.30	$8.37	$8.82						
Number of accumulation units outstanding at end of period	0	0	0	663						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.31	$16.43	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33	$10.22
Value at end of period	$15.84	$18.31	$16.43	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33
Number of accumulation units outstanding at end of period	0	67	1,295	3,727	4,139	14,729	38,394	43,464	47,838	14,432
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.73	$10.76	$9.52	$9.99						
Value at end of period	$14.85	$13.73	$10.76	$9.52						
Number of accumulation units outstanding at end of period	641	641	681	27,476						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.22	$9.55	$8.43	$8.64	$7.74	$6.07	$9.26			
Value at end of period	$13.23	$12.22	$9.55	$8.43	$8.64	$7.74	$6.07			
Number of accumulation units outstanding at end of period	0	0	47	1,133	14,898	365,489	539,831			
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.99	$13.73	$10.90	$13.62	$12.92	$10.80				
Value at end of period	$14.19	$13.99	$13.73	$10.90	$13.62	$12.92				
Number of accumulation units outstanding at end of period	0	0	0	0	207	39				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.64	$17.02	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78
Value at end of period	$17.51	$17.64	$17.02	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04
Number of accumulation units outstanding at end of period	0	631	3,931	3,763	32,939	78,581	139,311	198,252	204,294	182,920
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.41	$10.30	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59
Value at end of period	$14.93	$13.41	$10.30	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89
Number of accumulation units outstanding at end of period	654	653	653	14,559	26,700	267,105	1,162,616	1,006,831	121,893	127,326

CFI 34

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$20.80	$15.80	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65	$12.56
Value at end of period	$22.30	$20.80	$15.80	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65
Number of accumulation units outstanding at end of period	0	0	1,029	4,266	37,177	81,040	129,754	170,272	204,576	215,751
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$20.85	$14.94	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34	$13.61
Value at end of period	$21.53	$20.85	$14.94	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34
Number of accumulation units outstanding at end of period	235	235	249	1,922	21,895	64,677	104,324	153,572	172,412	176,453
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.29	$12.58	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06	$10.03
Value at end of period	$12.84	$12.29	$12.58	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06
Number of accumulation units outstanding at end of period	3,308	2,303	2,679	1,592	132,398	752,666	780,147	105,617	68,813	38,902
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$9.46	$7.96	$6.85	$7.98	$7.55	$6.36				
Value at end of period	$8.71	$9.46	$7.96	$6.85	$7.98	$7.55				
Number of accumulation units outstanding at end of period	0	0	0	0	954	27,336				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$13.14	$10.28	$9.84							
Value at end of period	$14.58	$13.14	$10.28							
Number of accumulation units outstanding at end of period	0	0	85							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.99	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45
Value at end of period	$22.23	$19.99	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66
Number of accumulation units outstanding at end of period	0	0	0	796	423	4,747	3,277	8,614	10,224	12,100
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.38	$11.22	$10.00	$10.04						
Value at end of period	$15.48	$14.38	$11.22	$10.00						
Number of accumulation units outstanding at end of period	0	0	0	143						
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.09	$14.36	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54	$14.42
Value at end of period	$13.82	$14.09	$14.36	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54
Number of accumulation units outstanding at end of period	2,778	4,674	24,211	25,964	77,354	229,816	701,838	517,187	423,630	301,712
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$15.99	$12.38	$11.08	$11.38	$8.93	$6.45	$10.05			
Value at end of period	$17.03	$15.99	$12.38	$11.08	$11.38	$8.93	$6.45			
Number of accumulation units outstanding at end of period	0	0	0	1,927	2,528	2,471	3,230			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.83	$11.60	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94	$10.77
Value at end of period	$16.72	$14.83	$11.60	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94
Number of accumulation units outstanding at end of period	0	0	0	512	2,364	7,846	19,744	24,688	25,524	24,534
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.83	$9.60	$9.07	$8.79	$8.31	$8.25				
Value at end of period	$10.21	$9.83	$9.60	$9.07	$8.79	$8.31				
Number of accumulation units outstanding at end of period	0	0	7,027	7,029	8,138	5,518				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.82	$11.01	$9.93	$10.25	$9.36	$9.21				
Value at end of period	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36				
Number of accumulation units outstanding at end of period	0	5,567	23,907	32,438	67,771	97,900				
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.78	$11.26	$10.29	$10.48	$9.62	$9.49				
Value at end of period	$13.25	$12.78	$11.26	$10.29	$10.48	$9.62				
Number of accumulation units outstanding at end of period	0	0	1,102	8,114	58,654	120,945				
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.38	$11.47	$10.61	$10.58	$9.85	$9.75				
Value at end of period	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85				
Number of accumulation units outstanding at end of period	0	797	748	10,266	96,198	150,309				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.59	$15.94	$14.22	$13.95	$12.64	$10.83				
Value at end of period	$22.78	$20.59	$15.94	$14.22	$13.95	$12.64				
Number of accumulation units outstanding at end of period	126	126	126	2,298	30,002	50,632				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.03	$10.08	$8.92	$8.90	$8.10	$6.90				
Value at end of period	$14.40	$13.03	$10.08	$8.92	$8.90	$8.10				
Number of accumulation units outstanding at end of period	602	602	1,475	5,750	11,243	23,682				
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.66	$15.25	$13.41	$13.59	$12.46	$10.63				
Value at end of period	$21.65	$19.66	$15.25	$13.41	$13.59	$12.46				
Number of accumulation units outstanding at end of period	0	0	0	1,277	17,824	45,844				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.00	$17.38	$15.34	$15.99	$12.95	$11.55				
Value at end of period	$25.06	$23.00	$17.38	$15.34	$15.99	$12.95				
Number of accumulation units outstanding at end of period	0	0	0	0	293	1,435				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.81	$11.28	$9.85	$10.26	$8.37	$6.11	$8.61			
Value at end of period	$16.34	$14.81	$11.28	$9.85	$10.26	$8.37	$6.11			
Number of accumulation units outstanding at end of period	0	0	0	0	2,074	5,389	303			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$15.44	$11.37	$10.01	$10.65	$8.61	$6.94	$10.31			
Value at end of period	$15.85	$15.44	$11.37	$10.01	$10.65	$8.61	$6.94			
Number of accumulation units outstanding at end of period	0	0	0	0	1,204	3,997	6,375			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$22.86	$16.80	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94	$11.12
Value at end of period	$23.63	$22.86	$16.80	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	330	883	975	2,134	1,178

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.60	$11.57	$10.33	$10.82	$8.89	$7.12	$9.54			
Value at end of period	$16.26	$15.60	$11.57	$10.33	$10.82	$8.89	$7.12			
Number of accumulation units outstanding at end of period	0	0	0	0	269	269	1,880			
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.11	$11.65	$11.47	$10.93	$10.52	$10.16	$9.96			
Value at end of period	$11.50	$11.11	$11.65	$11.47	$10.93	$10.52	$10.16			
Number of accumulation units outstanding at end of period	0	781	1,140	1,140	4,501	8,500	7,903			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.63	$14.41	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97	$10.42
Value at end of period	$20.09	$19.63	$14.41	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97
Number of accumulation units outstanding at end of period	0	0	0	9,306	2,304	12,738	54,352	53,674	15,523	17,235
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.21	$12.51	$11.99	$10.91	$10.55	$9.97				
Value at end of period	$11.27	$11.21	$12.51	$11.99	$10.91	$10.55				
Number of accumulation units outstanding at end of period	0	731	8,461	8,848	9,366	13,288				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	$11.42	
Value at end of period	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	
Number of accumulation units outstanding at end of period	0	0	0	0	283	2,911	8,882	13,622	13,045	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.28	$21.26	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88	$13.86
Value at end of period	$27.12	$21.28	$21.26	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88
Number of accumulation units outstanding at end of period	0	96	85	543	1,208	8,509	20,724	46,503	61,826	41,575
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$13.02	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	$9.96	
Value at end of period	$14.41	$13.02	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	
Number of accumulation units outstanding at end of period	0	0	0	0	5,455	10,587	19,769	21,550	18,010	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.45	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02	$10.19	
Value at end of period	$14.79	$14.45	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02	
Number of accumulation units outstanding at end of period	0	0	25	27	139	865	4,994	4,112	5,452	
VY® DFA WORLD EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.09	$9.06	$7.82	$8.78	$7.17	$6.00	$8.86			
Value at end of period	$11.03	$11.09	$9.06	$7.82	$8.78	$7.17	$6.00			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	171			
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.86	$14.88	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97	$11.08
Value at end of period	$20.66	$19.86	$14.88	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97
Number of accumulation units outstanding at end of period	0	0	75	1,649	3,603	31,150	57,885	62,177	32,111	22,982
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	$9.98	
Value at end of period	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	
Number of accumulation units outstanding at end of period	0	8,653	8,691	8,734	18,797	26,341	81,432	106,851	42,469	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® FRANKLIN MUTUAL SHARES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$13.34	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85	$12.70		
Value at end of period	$14.06	$13.34	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85		
Number of accumulation units outstanding at end of period	0	0	0	0	5,200	23,366	68,923	70,039		
VY® FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.24	$9.24	$8.12	$8.39	$7.72	$6.04	$9.57	$10.09		
Value at end of period	$11.37	$11.24	$9.24	$8.12	$8.39	$7.72	$6.04	$9.57		
Number of accumulation units outstanding at end of period	0	0	0	0	2,518	9,173	34,671	33,974		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.51	$13.22	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23	$12.05
Value at end of period	$18.74	$17.51	$13.22	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23
Number of accumulation units outstanding at end of period	0	0	1,656	945	6,991	22,655	39,124	57,070	95,691	98,322
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.62	$12.78	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82	$10.48
Value at end of period	$16.66	$15.62	$12.78	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82
Number of accumulation units outstanding at end of period	0	316	337	334	1,184	12,316	33,284	21,895	15,076	28,433
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.03	$12.20	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07	$10.68
Value at end of period	$17.31	$16.03	$12.20	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07
Number of accumulation units outstanding at end of period	0	0	0	1,194	9,551	25,385	36,970	41,623	38,660	18,860
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.36	$22.02	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68	$10.34
Value at end of period	$20.15	$20.36	$22.02	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68
Number of accumulation units outstanding at end of period	0	0	181	6,952	9,123	18,896	36,266	50,695	30,698	12,577
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.94	$19.33	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66	$13.78
Value at end of period	$28.13	$24.94	$19.33	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66
Number of accumulation units outstanding at end of period	0	767	726	1,859	8,479	22,817	37,233	53,606	120,976	141,544
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.39	$17.16	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93	$13.63
Value at end of period	$24.87	$23.39	$17.16	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93
Number of accumulation units outstanding at end of period	0	0	13	1,522	3,714	14,494	53,162	67,737	70,056	83,207
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.16	$16.35	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61	$10.19
Value at end of period	$19.59	$19.16	$16.35	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61
Number of accumulation units outstanding at end of period	0	0	0	0	1,479	8,253	26,935	42,628	35,898	19,921
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.73	$14.21	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96	$10.06
Value at end of period	$17.79	$17.73	$14.21	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96
Number of accumulation units outstanding at end of period	0	0	0	0	5,683	22,899	44,624	61,537	69,753	74,094
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.51	$15.68	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43	$12.09
Value at end of period	$19.54	$19.51	$15.68	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43
Number of accumulation units outstanding at end of period	0	0	0	932	932	5,829	11,592	16,883	14,129	7,670

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.84	$14.88	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96	$10.05
Value at end of period	$19.62	$17.84	$14.88	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96
Number of accumulation units outstanding at end of period	0	482	1,859	4,018	6,332	61,718	153,663	193,477	144,645	51,306
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.66	$13.09	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37	$11.15
Value at end of period	$17.56	$16.66	$13.09	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37
Number of accumulation units outstanding at end of period	0	0	0	3,249	5,310	21,599	50,205	75,180	44,680	36,115
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$14.08	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14	$10.30		
Value at end of period	$14.97	$14.08	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14		
Number of accumulation units outstanding at end of period	0	2,267	632	1,159	2,205	3,578	1,263	576		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.93	$13.31	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37	$10.31
Value at end of period	$14.48	$14.93	$13.31	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37
Number of accumulation units outstanding at end of period	0	0	0	2,201	4,915	14,353	26,068	29,695	27,358	27,718
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$11.92	$10.13	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15	$9.61	
Value at end of period	$10.89	$11.92	$10.13	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15	
Number of accumulation units outstanding at end of period	0	2,166	625	2,312	7,421	21,983	37,621	16,971	5,116	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.82	$12.35	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46	$10.28
Value at end of period	$15.09	$15.82	$12.35	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,561	13,985	25,283	16,003	6,246

FINANCIAL STATEMENTS

Voya Insurance and Annuity Company

Separate Account B

Year Ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

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VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2014

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Voya Insurance and Annuity Company

We have audited the accompanying financial statements of Voya Insurance and Annuity Company Separate Account B (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2014, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2014 and 2013. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Voya Insurance and Annuity Company Separate Account B at December 31, 2014, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 7 , 2015

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III Shares	Columbia Asset Allocation Fund, Variable Series - Class A Shares	Columbia Small Cap Value Fund, Variable Series - Class B Shares	Columbia Small Company Growth Fund, Variable Series - Class A Shares
Assets					
Investments in mutual funds at fair value	$ 15,741	$ 1,011,854	$ 333	$ 123,452	$ 29
Total assets	15,741	1,011,854	333	123,452	29
Net assets	$ 15,741	$ 1,011,854	$ 333	$ 123,452	$ 29
Total number of mutual fund shares	286,820	71,408,193	21,076	6,734,991	1,700
Cost of mutual fund shares	$ 10,735	$ 1,008,051	$ 271	$ 111,246	$ 29

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2	ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio
Assets					
Investments in mutual funds at fair value	$ 366	$ 152,112	$ 11,568	$ 90	$ 69
Total assets	366	152,112	11,568	90	69
Net assets	$ 366	$ 152,112	$ 11,568	$ 90	$ 69
Total number of mutual fund shares	30,885	6,383,224	518,262	4,617	12,364
Cost of mutual fund shares	$ 233	$ 140,305	$ 6,813	$ 75	$ 70

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Assets					
Investments in mutual funds at fair value	$ 2,206	$ 6,846	$ 14,829	$ 10,274	$ 4,439
Total assets	2,206	6,846	14,829	10,274	4,439
Net assets	$ 2,206	$ 6,846	$ 14,829	$ 10,274	$ 4,439
Total number of mutual fund shares	84,006	534,396	496,452	249,239	190,106
Cost of mutual fund shares	$ 1,718	$ 7,544	$ 8,976	$ 7,731	$ 4,193

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity		Voya Balanced Portfolio - Class S		Voya Intermediate Bond Portfolio - Class S		Voya Global Perspectives Portfolio - Class A		Voya Global Resources Portfolio - Adviser Class
Assets									
Investments in mutual funds									
at fair value	$	3,592	$	4,179	$	3,376,542	$	195,095	$	76,594
Total assets		3,592		4,179		3,376,542		195,095		76,594
Net assets	$	3,592	$	4,179	$	3,376,542	$	195,095	$	76,594
Total number of mutual fund shares		633,496		287,207		263,175,519		17,882,230		4,288,597
Cost of mutual fund shares	$	8,037	$	3,199	$	3,336,464	$	188,420	$	86,790

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Global Resources Portfolio - Service Class	Voya Global Resources Portfolio - Service 2 Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 281,022	$ 14,637	$ 446,912	$ 2,047,691	$ 87
Total assets	281,022	14,637	446,912	2,047,691	87
Net assets	$ 281,022	$ 14,637	$ 446,912	$ 2,047,691	$ 87
Total number of mutual fund shares	15,264,647	800,263	44,248,701	107,546,789	4,336
Cost of mutual fund shares	$ 266,278	$ 17,169	$ 457,183	$ 1,494,634	$ 81

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Growth Portfolio - Service 2 Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Liquid Assets Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,810,256	$ 18,447	$ 1,004,251	$ 41,765	$ 558,683
Total assets	1,810,256	18,447	1,004,251	41,765	558,683
Net assets	$ 1,810,256	$ 18,447	$ 1,004,251	$ 41,765	$ 558,683
Total number of mutual fund shares	91,797,991	940,194	81,184,421	4,098,650	558,682,816
Cost of mutual fund shares	$ 1,632,580	$ 17,293	$ 937,198	$ 42,688	$ 558,683

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Liquid Assets Portfolio - Service 2 Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 7,703	$ 65,012	$ 433,936	$ 4,103,107	$ 2,763,243
Total assets	7,703	65,012	433,936	4,103,107	2,763,243
Net assets	$ 7,703	$ 65,012	$ 433,936	$ 4,103,107	$ 2,763,243
Total number of mutual fund shares	7,703,491	4,156,776	46,360,701	301,034,991	204,079,991
Cost of mutual fund shares	$ 7,703	$ 51,396	$ 429,315	$ 2,841,790	$ 1,994,129

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Bond Index Portfolio - Class S	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 1,486,439	$ 226,662	$ 234,867	$ 114,698	$ 1,505
Total assets	1,486,439	226,662	234,867	114,698	1,505
Net assets	$ 1,486,439	$ 226,662	$ 234,867	$ 114,698	$ 1,505
Total number of mutual fund shares	117,227,071	21,124,166	24,774,969	9,340,266	121,956
Cost of mutual fund shares	$ 1,179,515	$ 227,877	$ 263,533	$ 77,086	$ 1,016

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class	VY® DFA World Equity Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 250,745	$ 19,323	$ 172,930	$ 619,013	$ 31,292
Total assets	250,745	19,323	172,930	619,013	31,292
Net assets	$ 250,745	$ 19,323	$ 172,930	$ 619,013	$ 31,292
Total number of mutual fund shares	7,151,873	554,456	16,012,016	33,532,676	1,709,013
Cost of mutual fund shares	$ 131,435	$ 10,587	$ 127,930	$ 477,949	$ 24,779

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class	VY® Franklin Mutual Shares Portfolio - Service Class	VY® Franklin Templeton Founding Strategy Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 522,208	$ 10,974	$ 198,021	$ 865,054	$ 428,723
Total assets	522,208	10,974	198,021	865,054	428,723
Net assets	$ 522,208	$ 10,974	$ 198,021	$ 865,054	$ 428,723
Total number of mutual fund shares	45,969,036	969,440	17,085,544	78,784,479	13,469,148
Cost of mutual fund shares	$ 440,508	$ 10,051	$ 129,457	$ 652,975	$ 301,480

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 44,565	$ 425,807	$ 18,782	$ 294,822	$ 34,126
Total assets	44,565	425,807	18,782	294,822	34,126
Net assets	$ 44,565	$ 425,807	$ 18,782	$ 294,822	$ 34,126
Total number of mutual fund shares	1,408,956	24,641,591	1,099,021	14,388,578	1,679,450
Cost of mutual fund shares	$ 33,344	$ 440,494	$ 21,373	$ 228,119	$ 22,929

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 329,736	$ 53,341	$ 2,815,358	$ 78,024	$ 671,155
Total assets	329,736	53,341	2,815,358	78,024	671,155
Net assets	$ 329,736	$ 53,341	$ 2,815,358	$ 78,024	$ 671,155
Total number of mutual fund shares	19,137,300	3,115,717	97,721,567	2,722,412	40,700,704
Cost of mutual fund shares	$ 286,957	$ 44,298	$ 2,267,096	$ 63,874	$ 482,288

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class	Voya Diversified International Fund - Class R
Assets					
Investments in mutual funds at fair value	$ 24,490	$ 160,492	$ 243,688	$ 4,879	$ 79
Total assets	24,490	160,492	243,688	4,879	79
Net assets	$ 24,490	$ 160,492	$ 243,688	$ 4,879	$ 79
Total number of mutual fund shares	1,497,859	12,402,802	15,762,459	318,026	8,340
Cost of mutual fund shares	$ 19,000	$ 146,342	$ 195,038	$ 4,031	$ 84

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Aggregate Bond Portfolio - Service Class		Voya Global Bond Portfolio - Service Class		Voya Solution 2015 Portfolio - Service Class		Voya Solution 2025 Portfolio - Service Class		Voya Solution 2035 Portfolio - Service Class
Assets									
Investments in mutual funds at fair value	$	3,889	$	5,526	$	13,183	$	18,263	$	9,463
Total assets		3,889		5,526		13,183		18,263		9,463
Net assets	$	3,889	$	5,526	$	13,183	$	18,263	$	9,463
Total number of mutual fund shares		328,177		529,286		1,074,444		1,404,844		706,685
Cost of mutual fund shares	$	3,703	$	6,034	$	10,544	$	13,261	$	7,166

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 989	$ 5,899	$ 2,219	$ 423,203	$ 298,555
Total assets	989	5,899	2,219	423,203	298,555
Net assets	$ 989	$ 5,899	$ 2,219	$ 423,203	$ 298,555
Total number of mutual fund shares	71,899	501,645	155,711	13,482,108	12,210,849
Cost of mutual fund shares	$ 731	$ 5,151	$ 1,942	$ 286,357	$ 205,241

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 130,648	$ 274,735	$ 1,668	$ 798,096	$ 505,717
Total assets	130,648	274,735	1,668	798,096	505,717
Net assets	$ 130,648	$ 274,735	$ 1,668	$ 798,096	$ 505,717
Total number of mutual fund shares	7,879,877	16,620,411	35,546	17,130,206	10,986,678
Cost of mutual fund shares	$ 56,697	$ 199,860	$ 1,209	$ 772,904	$ 489,882

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 197,781	$ 4,222	$ 144,433	$ 8,177	$ 245,087
Total assets	197,781	4,222	144,433	8,177	245,087
Net assets	$ 197,781	$ 4,222	$ 144,433	$ 8,177	$ 245,087
Total number of mutual fund shares	8,712,812	224,081	7,901,148	688,858	2,774,670
Cost of mutual fund shares	$ 150,077	$ 3,154	$ 108,107	$ 5,159	$ 204,835

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class		Voya Strategic Allocation Conservative Portfolio - Class S		Voya Strategic Allocation Growth Portfolio - Class S		Voya Strategic Allocation Moderate Portfolio - Class S		Voya Growth and Income Portfolio - Class A	
Assets										
Investments in mutual funds										
at fair value	$	548,594	$	2,167	$	669	$	1,189	$	1,250,813
Total assets		548,594		2,167		669		1,189		1,250,813
Net assets	$	548,594	$	2,167	$	669	$	1,189	$	1,250,813
Total number of mutual fund shares		45,907,450		172,947		48,893		90,977		41,308,210
Cost of mutual fund shares	$	455,849	$	1,868	$	540	$	957	$	969,320

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Euro STOXX 50® Index Portfolio - Class A	Voya FTSE 100® Index Portfolio - Class A	Voya Global Value Advantage Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 852	$ 706,996	$ 26,452	$ 5,743	$ 164,912
Total assets	852	706,996	26,452	5,743	164,912
Net assets	$ 852	$ 706,996	$ 26,452	$ 5,743	$ 164,912
Total number of mutual fund shares	27,818	23,325,497	2,545,898	508,678	17,925,228
Cost of mutual fund shares	$ 755	$ 528,499	$ 29,512	$ 6,452	$ 129,943

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 33,527	$ 123,551	$ 112,860	$ 86,929	$ 882,816
Total assets	33,527	123,551	112,860	86,929	882,816
Net assets	$ 33,527	$ 123,551	$ 112,860	$ 86,929	$ 882,816
Total number of mutual fund shares	2,344,575	5,542,880	4,646,372	3,836,214	96,062,672
Cost of mutual fund shares	$ 33,444	$ 82,143	$ 74,991	$ 55,341	$ 924,555

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 44,815	$ 9,380	$ 229,161	$ 434,879	$ 115,903
Total assets	44,815	9,380	229,161	434,879	115,903
Net assets	$ 44,815	$ 9,380	$ 229,161	$ 434,879	$ 115,903
Total number of mutual fund shares	4,818,847	950,315	9,457,737	27,489,188	5,815,526
Cost of mutual fund shares	$ 42,159	$ 10,078	$ 177,856	$ 303,336	$ 97,539

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S	Voya International Value Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 278,933	$ 226,480	$ 205,770	$ 94,403	$ 6,084
Total assets	278,933	226,480	205,770	94,403	6,084
Net assets	$ 278,933	$ 226,480	$ 205,770	$ 94,403	$ 6,084
Total number of mutual fund shares	10,258,646	13,221,238	12,569,947	4,133,221	670,800
Cost of mutual fund shares	$ 161,683	$ 188,044	$ 178,426	$ 83,483	$ 5,745

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 489,948	$ 56,360	$ 1,131	$ 1,373	$ 693
Total assets	489,948	56,360	1,131	1,373	693
Net assets	$ 489,948	$ 56,360	$ 1,131	$ 1,373	$ 693
Total number of mutual fund shares	33,420,736	2,102,990	42,071	74,525	33,563
Cost of mutual fund shares	$ 435,515	$ 42,052	$ 920	$ 931	$ 392

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Assets		
Investments in mutual funds		
at fair value	$ 229	$ 541
Total assets	229	541
Net assets	$ 229	$ 541
Total number of mutual fund shares	22,961	51,499
Cost of mutual fund shares	$ 155	$ 527

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III Shares	Columbia Asset Allocation Fund, Variable Series - Class A Shares	Columbia Small Cap Value Fund, Variable Series - Class B Shares	Columbia Small Company Growth Fund, Variable Series - Class A Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 7	$ 22,801	$ 8	$ 619	$ —
Expenses:					
Mortality, expense risk and other charges	306	18,545	5	2,394	—
Total expenses	306	18,545	5	2,394	—
Net investment income (loss)	(299)	4,256	3	(1,775)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,368	27,850	—	(489)	—
Capital gains distributions	—	88,465	7	16,320	1
Total realized gain (loss) on investments and capital gains distributions	1,368	116,315	7	15,831	1
Net unrealized appreciation (depreciation) of investments	9	(118,210)	16	(12,581)	(2)
Net realized and unrealized gain (loss) on investments	1,377	(1,895)	23	3,250	(1)
Net increase (decrease) in net assets resulting from operations	$ 1,078	$ 2,361	$ 26	$ 1,475	$ (1)

The accompanying notes are an integral part of these financial statements.

26

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2	ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 3,995	$ 75	$ 2	$ 5
Expenses:					
Mortality, expense risk and other					
charges	5	2,746	131	1	1
Total expenses	5	2,746	131	1	1
Net investment income (loss)	(5)	1,249	(56)	1	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5	(2,850)	1,012	1	1
Capital gains distributions	—	2,207	904	7	—
Total realized gain (loss) on investments					
and capital gains distributions	5	(643)	1,916	8	1
Net unrealized appreciation					
(depreciation) of investments	41	10,012	(1,942)	1	(6)
Net realized and unrealized gain (loss)					
on investments	46	9,369	(26)	9	(5)
Net increase (decrease) in net assets					
resulting from operations	$ 41	$ 10,618	$ (82)	$ 10	$ (1)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ 111	$ 392	$ —	$ 69
Expenses:					
Mortality, expense risk and other charges	21	80	153	196	99
Total expenses	21	80	153	196	99
Net investment income (loss)	(8)	31	239	(196)	(30)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	267	(48)	462	673	(411)
Capital gains distributions	292	—	—	263	—
Total realized gain (loss) on investments and capital gains distributions	559	(48)	462	936	(411)
Net unrealized appreciation (depreciation) of investments	(335)	213	909	219	(93)
Net realized and unrealized gain (loss) on investments	224	165	1,371	1,155	(504)
Net increase (decrease) in net assets resulting from operations	$ 216	$ 196	$ 1,610	$ 959	$ (534)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	Voya Balanced Portfolio - Class S	Voya Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 64	$ 103,437	$ 4,613	$ 655
Expenses:					
Mortality, expense risk and other charges	75	52	50,547	1,699	40
Total expenses	75	52	50,547	1,699	40
Net investment income (loss)	(75)	12	52,890	2,914	615
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,718)	99	61,410	(17,827)	(500)
Capital gains distributions	—	—	—	189,655	3,072
Total realized gain (loss) on investments and capital gains distributions	(1,718)	99	61,410	171,828	2,572
Net unrealized appreciation (depreciation) of investments	185	98	6,506	(180,834)	(3,787)
Net realized and unrealized gain (loss) on investments	(1,533)	197	67,916	(9,006)	(1,215)
Net increase (decrease) in net assets resulting from operations	$ (1,608)	$ 209	$ 120,806	$ (6,092)	$ (600)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING Bond Portfolio	ING Total Return Bond Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	416	8,384	2,787	15,520	70,861
Expenses:					
Mortality, expense risk and other					
charges	31	3,644	660	1,277	8,164
Total expenses	31	3,644	660	1,277	8,164
Net investment income (loss)	385	4,740	2,127	14,243	62,697
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	16	71,660	(22,258)	(37,079)	(204,125)
Capital gains distributions	1,392	14,336	32,301	—	53,940
Total realized gain (loss) on investments					
and capital gains distributions	1,408	85,996	10,043	(37,079)	(150,185)
Net unrealized appreciation					
(depreciation) of investments	(2,385)	(136,296)	(13,537)	30,595	111,071
Net realized and unrealized gain (loss)					
on investments	(977)	(50,300)	(3,494)	(6,484)	(39,114)
Net increase (decrease) in net assets					
resulting from operations	$ (592)	$ (45,560)	$ (1,367)	$ 7,759	$ 23,583

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	ING Total Return Bond Portfolio - Service 2 Class	Voya Global Perspectives Portfolio - Class A	Voya Global Resources Portfolio - Adviser Class	Voya Global Resources Portfolio - Service Class	Voya Global Resources Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,536	$ 43	$ 689	$ 3,605	$ 156
Expenses:					
Mortality, expense risk and other charges	201	2,877	1,496	6,337	343
Total expenses	201	2,877	1,496	6,337	343
Net investment income (loss)	1,335	(2,834)	(807)	(2,732)	(187)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,903)	1,373	551	(6,987)	(243)
Capital gains distributions	1,248	31	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(2,655)	1,404	551	(6,987)	(243)
Net unrealized appreciation (depreciation) of investments	1,889	6,242	(14,271)	(30,344)	(1,634)
Net realized and unrealized gain (loss) on investments	(766)	7,646	(13,720)	(37,331)	(1,877)
Net increase (decrease) in net assets resulting from operations	$ 569	$ 4,812	$ (14,527)	$ (40,063)	$ (2,064)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Growth Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 30,861	$ 1,504	$ —	$ 3,103	$ 2
Expenses:					
Mortality, expense risk and other charges	8,989	35,900	—	23,143	162
Total expenses	8,989	35,900	—	23,143	162
Net investment income (loss)	21,872	(34,396)	—	(20,040)	(160)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	7,566	100,577	—	64,660	431
Capital gains distributions	—	156,988	—	68,107	71
Total realized gain (loss) on investments and capital gains distributions	7,566	257,565	—	132,767	502
Net unrealized appreciation (depreciation) of investments	(31,137)	(5,419)	6	39,413	742
Net realized and unrealized gain (loss) on investments	(23,571)	252,146	6	172,180	1,244
Net increase (decrease) in net assets resulting from operations	$ (1,699)	$ 217,750	$ 6	$ 152,140	$ 1,084

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Liquid Assets Portfolio - Service Class	Voya Liquid Assets Portfolio - Service 2 Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 16,297	$ 312	$ —	$ —	$ 618
Expenses:					
Mortality, expense risk and other charges	13,496	755	10,700	185	930
Total expenses	13,496	755	10,700	185	930
Net investment income (loss)	2,801	(443)	(10,700)	(185)	(312)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	25,922	(386)	—	—	2,674
Capital gains distributions	10,097	—	81	1	3,794
Total realized gain (loss) on investments and capital gains distributions	36,019	(386)	81	1	6,468
Net unrealized appreciation (depreciation) of investments	9,674	406	—	—	451
Net realized and unrealized gain (loss) on investments	45,693	20	81	1	6,919
Net increase (decrease) in net assets resulting from operations	$ 48,494	$ (423)	$ (10,619)	$ (184)	$ 6,607

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Bond Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 13,945	$ 71,217	$ 47,272	$ 45,703	$ 3,647
Expenses:					
Mortality, expense risk and other charges	8,033	76,133	50,600	27,220	3,584
Total expenses	8,033	76,133	50,600	27,220	3,584
Net investment income (loss)	5,912	(4,916)	(3,328)	18,483	63
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9,366	205,178	118,840	56,854	(1,660)
Capital gains distributions	16,646	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	26,012	205,178	118,840	56,854	(1,660)
Net unrealized appreciation (depreciation) of investments	(13,060)	(47,806)	(4,169)	(20,872)	8,776
Net realized and unrealized gain (loss) on investments	12,952	157,372	114,671	35,982	7,116
Net increase (decrease) in net assets resulting from operations	$ 18,864	$ 152,456	$ 111,343	$ 54,465	$ 7,179

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® BlackRock Large Cap Growth Portfolio - Institutional Class	VY® BlackRock Large Cap Growth Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,270	$ 3,519	$ 1	$ 1,223	$ 1,293
Expenses:					
Mortality, expense risk and other charges	3,430	4,613	—	1,625	1,996
Total expenses	3,430	4,613	—	1,625	1,996
Net investment income (loss)	(2,160)	(1,094)	1	(402)	(703)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6,098	(11,949)	9	24,126	1,538
Capital gains distributions	131,871	—	15	33,153	—
Total realized gain (loss) on investments and capital gains distributions	137,969	(11,949)	24	57,279	1,538
Net unrealized appreciation (depreciation) of investments	(103,996)	15,700	(20)	(47,689)	12,590
Net realized and unrealized gain (loss) on investments	33,973	3,751	4	9,590	14,128
Net increase (decrease) in net assets resulting from operations	$ 31,813	$ 2,657	$ 5	$ 9,188	$ 13,425

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service 2 Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class	VY® DFA World Equity Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 16	$ 3,427	$ 236	$ 2,813	$ 1,482
Expenses:					
Mortality, expense risk and other charges	31	4,462	354	3,040	11,192
Total expenses	31	4,462	354	3,040	11,192
Net investment income (loss)	(15)	(1,035)	(118)	(227)	(9,710)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	12,952	(182)	11,023	27,944
Capital gains distributions	—	—	—	—	104,698
Total realized gain (loss) on investments and capital gains distributions	8	12,952	(182)	11,023	132,642
Net unrealized appreciation (depreciation) of investments	191	50,472	5,038	(11,274)	(97,091)
Net realized and unrealized gain (loss) on investments	199	63,424	4,856	(251)	35,551
Net increase (decrease) in net assets resulting from operations	$ 184	$ 62,389	$ 4,738	$ (478)	$ 25,841

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class	VY® Franklin Mutual Shares Portfolio - Service Class	VY® Franklin Templeton Founding Strategy Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 59	$ 20,811	$ 410	$ 2,047	$ 20,751
Expenses:					
Mortality, expense risk and other charges	602	9,536	202	3,493	15,483
Total expenses	602	9,536	202	3,493	15,483
Net investment income (loss)	(543)	11,275	208	(1,446)	5,268
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,105	7,508	471	5,738	17,558
Capital gains distributions	5,489	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	7,594	7,508	471	5,738	17,558
Net unrealized appreciation (depreciation) of investments	(5,811)	(2,344)	(388)	6,645	(8,861)
Net realized and unrealized gain (loss) on investments	1,783	5,164	83	12,383	8,697
Net increase (decrease) in net assets resulting from operations	$ 1,240	$ 16,439	$ 291	$ 10,937	$ 13,965

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5,132	$ 465	$ 4,372	$ 163	$ 1,087
Expenses:					
Mortality, expense risk and other					
charges	7,543	862	8,257	385	5,401
Total expenses	7,543	862	8,257	385	5,401
Net investment income (loss)	(2,411)	(397)	(3,885)	(222)	(4,314)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	11,566	1,302	(7,170)	538	38,310
Capital gains distributions	27,942	2,975	45,979	2,027	24,670
Total realized gain (loss) on investments					
and capital gains distributions	39,508	4,277	38,809	2,565	62,980
Net unrealized appreciation					
(depreciation) of investments	(2,380)	(304)	(40,096)	(2,391)	(41,346)
Net realized and unrealized gain (loss)					
on investments	37,128	3,973	(1,287)	174	21,634
Net increase (decrease) in net assets					
resulting from operations	$ 34,717	$ 3,576	$ (5,172)	$ (48)	$ 17,320

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	VY® Marsico Growth Portfolio - Service Class	VY® Marsico Growth Portfolio - Service 2 Class	VY® MFS Total Return Portfolio - Service Class	VY® MFS Total Return Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 66	$ —	$ —	$ 19,023	$ 852
Expenses:					
Mortality, expense risk and other charges	644	4,356	175	5,883	306
Total expenses	644	4,356	175	5,883	306
Net investment income (loss)	(578)	(4,356)	(175)	13,140	546
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,737	62,573	2,554	49,305	1,297
Capital gains distributions	2,861	132,425	5,302	80,818	3,923
Total realized gain (loss) on investments and capital gains distributions	5,598	194,998	7,856	130,123	5,220
Net unrealized appreciation (depreciation) of investments	(2,954)	(175,396)	(7,090)	(114,016)	(4,419)
Net realized and unrealized gain (loss) on investments	2,644	19,602	766	16,107	801
Net increase (decrease) in net assets resulting from operations	$ 2,066	$ 15,246	$ 591	$ 29,247	$ 1,347

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® MFS Utilities Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 10,239	$ 6,005	$ 894	$ 36,073	$ 891
Expenses:					
Mortality, expense risk and other charges	4,672	6,278	1,056	48,463	1,435
Total expenses	4,672	6,278	1,056	48,463	1,435
Net investment income (loss)	5,567	(273)	(162)	(12,390)	(544)
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	26,680	29,476	2,456	49,683	1,934
Capital gains distributions	145,661	27,112	4,437	237,160	6,679
Total realized gain (loss) on investments and capital gains distributions	172,341	56,588	6,893	286,843	8,613
Net unrealized appreciation (depreciation) of investments	(110,969)	(47,683)	(5,388)	482	(459)
Net realized and unrealized gain (loss) on investments	61,372	8,905	1,505	287,325	8,154
Net increase (decrease) in net assets resulting from operations	$ 66,939	$ 8,632	$ 1,343	$ 274,935	$ 7,610

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 12,703	$ 432	$ 1,835	$ 3,204	$ 60
Expenses:					
Mortality, expense risk and other					
charges	12,071	455	2,676	4,766	102
Total expenses	12,071	455	2,676	4,766	102
Net investment income (loss)	632	(23)	(841)	(1,562)	(42)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	11,710	655	(4,290)	10,132	266
Capital gains distributions	49,779	1,788	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	61,489	2,443	(4,290)	10,132	266
Net unrealized appreciation					
(depreciation) of investments	(23,817)	(1,111)	(243)	(20,183)	(464)
Net realized and unrealized gain (loss)					
on investments	37,672	1,332	(4,533)	(10,051)	(198)
Net increase (decrease) in net assets					
resulting from operations	$ 38,304	$ 1,309	$ (5,374)	$ (11,613)	$ (240)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Diversified International Fund - Class R	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 75	$ 33	$ 353	$ 362
Expenses:					
Mortality, expense risk and other charges	1	41	61	147	188
Total expenses	1	41	61	147	188
Net investment income (loss)	2	34	(28)	206	174
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	52	84	142	111
Capital gains distributions	—	3	—	87	878
Total realized gain (loss) on investments and capital gains distributions	(7)	55	84	229	989
Net unrealized appreciation (depreciation) of investments	(2)	83	(73)	199	(377)
Net realized and unrealized gain (loss) on investments	(9)	138	11	428	612
Net increase (decrease) in net assets resulting from operations	$ (7)	$ 172	$ (17)	$ 634	$ 786

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 189	$ 20	$ 155	$ 27	$ 331
Expenses:					
Mortality, expense risk and other charges	102	13	62	21	7,735
Total expenses	102	13	62	21	7,735
Net investment income (loss)	87	7	93	6	(7,404)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	125	50	40	109	61,819
Capital gains distributions	786	123	—	313	6,848
Total realized gain (loss) on investments and capital gains distributions	911	173	40	422	68,667
Net unrealized appreciation (depreciation) of investments	(580)	(120)	145	(205)	(53,090)
Net realized and unrealized gain (loss) on investments	331	53	185	217	15,577
Net increase (decrease) in net assets resulting from operations	$ 418	$ 60	$ 278	$ 223	$ 8,173

The accompanying notes are an integral part of these financial statements.
43

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2,336	$ 240	$ 5,129	$ 26	$ 11,176
Expenses:					
Mortality, expense risk and other charges	5,198	2,384	4,795	13	8,603
Total expenses	5,198	2,384	4,795	13	8,603
Net investment income (loss)	(2,862)	(2,144)	334	13	2,573
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14,579	8,997	33,541	48	36,017
Capital gains distributions	36,203	—	—	44	22,433
Total realized gain (loss) on investments and capital gains distributions	50,782	8,997	33,541	92	58,450
Net unrealized appreciation (depreciation) of investments	(16,834)	(3,651)	(14,387)	25	(39,068)
Net realized and unrealized gain (loss) on investments	33,948	5,346	19,154	117	19,382
Net increase (decrease) in net assets resulting from operations	$ 31,086	$ 3,202	$ 19,488	$ 130	$ 21,955

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service 2 Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6,375	$ 1,598	$ 51	$ 1,508	$ 3
Expenses:					
Mortality, expense risk and other charges	6,865	3,759	52	2,650	87
Total expenses	6,865	3,759	52	2,650	87
Net investment income (loss)	(490)	(2,161)	(1)	(1,142)	(84)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,060	26,104	264	5,911	862
Capital gains distributions	13,825	12,537	59	2,170	564
Total realized gain (loss) on investments and capital gains distributions	15,885	38,641	323	8,081	1,426
Net unrealized appreciation (depreciation) of investments	15,835	(10,725)	(266)	(5,937)	(545)
Net realized and unrealized gain (loss) on investments	31,720	27,916	57	2,144	881
Net increase (decrease) in net assets resulting from operations	$ 31,230	$ 25,755	$ 56	$ 1,002	$ 797

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class S	Voya Strategic Allocation Growth Portfolio - Class S	Voya Strategic Allocation Moderate Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 13,705	$ 58	$ 11	$ 27
Expenses:					
Mortality, expense risk and other					
charges	4,280	10,853	23	7	13
Total expenses	4,280	10,853	23	7	13
Net investment income (loss)	(4,280)	2,852	35	4	14
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	25,037	23,006	12	(2)	58
Capital gains distributions	16,739	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	41,776	23,006	12	(2)	58
Net unrealized appreciation					
(depreciation) of investments	(23,607)	(77,375)	77	27	(4)
Net realized and unrealized gain (loss)					
on investments	18,169	(54,369)	89	25	54
Net increase (decrease) in net assets					
resulting from operations	$ 13,889	$ (51,517)	$ 124	$ 29	$ 68

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya GET U.S. Core Portfolio - Series 14	Voya Euro STOXX 50® Index Portfolio - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 19,058	$ 17	$ 12,168	$ 617	$ 943
Expenses:					
Mortality, expense risk and other charges	22,523	12	12,903	146	531
Total expenses	22,523	12	12,903	146	531
Net investment income (loss)	(3,465)	5	(735)	471	412
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	73,301	32	63,225	(1,540)	1,636
Capital gains distributions	138,754	93	78,191	—	—
Total realized gain (loss) on investments and capital gains distributions	212,055	125	141,416	(1,540)	1,636
Net unrealized appreciation (depreciation) of investments	(105,058)	(55)	(80,321)	886	(6,228)
Net realized and unrealized gain (loss) on investments	106,997	70	61,095	(654)	(4,592)
Net increase (decrease) in net assets resulting from operations	$ 103,532	$ 75	$ 60,360	$ (183)	$ (4,180)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya FTSE 100® Index Portfolio - Class A	Voya Global Value Advantage Portfolio - Class S	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 202	$ 4,985	$ 825	$ 1,641	$ 644
Expenses:					
Mortality, expense risk and other charges	106	2,933	641	1,997	1,966
Total expenses	106	2,933	641	1,997	1,966
Net investment income (loss)	96	2,052	184	(356)	(1,322)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(14)	9,130	1,556	6,042	3,774
Capital gains distributions	449	—	—	—	5,070
Total realized gain (loss) on investments and capital gains distributions	435	9,130	1,556	6,042	8,844
Net unrealized appreciation (depreciation) of investments	(1,112)	(5,869)	(1,602)	8,333	921
Net realized and unrealized gain (loss) on investments	(677)	3,261	(46)	14,375	9,765
Net increase (decrease) in net assets resulting from operations	$ (581)	$ 5,313	$ 138	$ 14,019	$ 8,443

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 380	$ 8,334	$ 371	$ 115	$ 2,027
Expenses:					
Mortality, expense risk and other charges	1,555	13,574	985	212	3,485
Total expenses	1,555	13,574	985	212	3,485
Net investment income (loss)	(1,175)	(5,240)	(614)	(97)	(1,458)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,845	2,326	3,500	(563)	24,144
Capital gains distributions	—	—	—	845	—
Total realized gain (loss) on investments and capital gains distributions	3,845	2,326	3,500	282	24,144
Net unrealized appreciation (depreciation) of investments	79	(41,739)	(6,566)	(1,203)	(2,031)
Net realized and unrealized gain (loss) on investments	3,924	(39,413)	(3,066)	(921)	22,113
Net increase (decrease) in net assets resulting from operations	$ 2,749	$ (44,653)	$ (3,680)	$ (1,018)	$ 20,655

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 5,646	$ 1,421	$ 640	$ 1,787	$ 1,794
Expenses:					
Mortality, expense risk and other charges	6,947	1,815	4,939	3,594	3,839
Total expenses	6,947	1,815	4,939	3,594	3,839
Net investment income (loss)	(1,301)	(394)	(4,299)	(1,807)	(2,045)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	35,555	6,075	32,724	15,609	19,764
Capital gains distributions	—	1,554	—	6,438	13,266
Total realized gain (loss) on investments and capital gains distributions	35,555	7,629	32,724	22,047	33,030
Net unrealized appreciation (depreciation) of investments	7,558	2,847	(3,963)	(276)	(26,372)
Net realized and unrealized gain (loss) on investments	43,113	10,476	28,761	21,771	6,658
Net increase (decrease) in net assets resulting from operations	$ 41,812	$ 10,082	$ 24,462	$ 19,964	$ 4,613

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo Advantage VT Omega Growth Fund - Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ 94	$ 198	$ 1,715	$ —	$ —
Expenses:					
Mortality, expense risk and other					
charges	1,575	69	8,755	1,021	24
Total expenses	1,575	69	8,755	1,021	24
Net investment income (loss)	(1,481)	129	(7,040)	(1,021)	(24)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,486	(267)	47,845	4,808	122
Capital gains distributions	10,585	—	76,735	5,299	233
Total realized gain (loss) on investments					
and capital gains distributions	14,071	(267)	124,580	10,107	355
Net unrealized appreciation					
(depreciation) of investments	(8,755)	(245)	(86,453)	(7,289)	(310)
Net realized and unrealized gain (loss)					
on investments	5,316	(512)	38,127	2,818	45
Net increase (decrease) in net assets					
resulting from operations	$ 3,835	$ (383)	$ 31,087	$ 1,797	$ 21

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net investment income (loss)				
Investment income:				
Dividends	$ 22	$ 5	$ —	$ 8
Expenses:				
Mortality, expense risk and other				
charges	27	14	5	10
Total expenses	27	14	5	10
Net investment income (loss)	(5)	(9)	(5)	(2)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	107	11	30	7
Capital gains distributions	—	—	22	—
Total realized gain (loss) on investments				
and capital gains distributions	107	11	52	7
Net unrealized appreciation				
(depreciation) of investments	118	56	(66)	17
Net realized and unrealized gain (loss)				
on investments	225	67	(14)	24
Net increase (decrease) in net assets				
resulting from operations	$ 220	$ 58	$ (19)	$ 22

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III Shares	Columbia Asset Allocation Fund, Variable Series - Class A Shares	Columbia Small Cap Value Fund, Variable Series - Class B Shares
Net assets at January 1, 2013	$ 16,725	$ 993,413	$ 325	$ 128,867
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(232)	(7,215)	3	(1,071)
Total realized gain (loss) on investments				
and capital gains distributions	457	75,709	(15)	(60)
Net unrealized appreciation (depreciation)				
of investments	5,425	56,710	61	39,074
Net increase (decrease) in net assets resulting from				
operations	5,650	125,204	49	37,943
Changes from principal transactions:				
Premiums	1	9,630	—	338
Death benefits	(241)	(9,652)	—	(1,515)
Surrenders and withdrawals	(2,402)	(68,066)	(63)	(11,654)
Contract charges	(131)	(9,061)	—	(1,175)
Transfers between Divisions				
(including fixed account), net	(524)	61,675	4	(4,952)
Increase (decrease) in net assets derived from				
principal transactions	(3,297)	(15,474)	(59)	(18,958)
Total increase (decrease) in net assets	2,353	109,730	(10)	18,985
Net assets at December 31, 2013	19,078	1,103,143	315	147,852
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(299)	4,256	3	(1,775)
Total realized gain (loss) on investments				
and capital gains distributions	1,368	116,315	7	15,831
Net unrealized appreciation (depreciation)				
of investments	9	(118,210)	16	(12,581)
Net increase (decrease) in net assets resulting from				
operations	1,078	2,361	26	1,475
Changes from principal transactions:				
Premiums	(1)	6,493	—	20
Death benefits	(325)	(9,401)	—	(1,560)
Surrenders and withdrawals	(3,394)	(91,617)	(8)	(20,537)
Contract charges	(117)	(9,097)	—	(1,054)
Cost of insurance and administrative charges	(5)	(141)	—	(39)
Transfers between Divisions				
(including fixed account), net	(573)	10,113	—	(2,705)
Increase (decrease) in net assets derived from				
principal transactions	(4,415)	(93,650)	(8)	(25,875)
Total increase (decrease) in net assets	(3,337)	(91,289)	18	(24,400)
Net assets at December 31, 2014	$ 15,741	$ 1,011,854	$ 333	$ 123,452

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A Shares	Columbia VP Large Cap Growth Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2013	$ 13	$ 299	$ 159,095	$ 11,060
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	859	29
Total realized gain (loss) on investments and capital gains distributions	4	11	5,291	820
Net unrealized appreciation (depreciation) of investments	1	76	32,091	2,787
Net increase (decrease) in net assets resulting from operations	5	82	38,241	3,636
Changes from principal transactions:				
Premiums	4	—	253	22
Death benefits	—	(2)	(1,951)	(113)
Surrenders and withdrawals	(17)	(43)	(19,098)	(1,129)
Contract charges	—	—	(1,166)	(60)
Transfers between Divisions (including fixed account), net	27	—	(4,383)	(484)
Increase (decrease) in net assets derived from principal transactions	14	(45)	(26,345)	(1,764)
Total increase (decrease) in net assets	19	37	11,896	1,872
Net assets at December 31, 2013	32	336	170,991	12,932
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	1,249	(56)
Total realized gain (loss) on investments and capital gains distributions	1	5	(643)	1,916
Net unrealized appreciation (depreciation) of investments	(2)	41	10,012	(1,942)
Net increase (decrease) in net assets resulting from operations	(1)	41	10,618	(82)
Changes from principal transactions:				
Premiums	—	—	49	49
Death benefits	—	—	(2,073)	(62)
Surrenders and withdrawals	(1)	(11)	(23,160)	(992)
Contract charges	—	—	(1,046)	(57)
Cost of insurance and administrative charges	—	—	(37)	(1)
Transfers between Divisions (including fixed account), net	(1)	—	(3,230)	(219)
Increase (decrease) in net assets derived from principal transactions	(2)	(11)	(29,497)	(1,282)
Total increase (decrease) in net assets	(3)	30	(18,879)	(1,364)
Net assets at December 31, 2014	$ 29	$ 366	$ 152,112	$ 11,568

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2013	$ 73	$ 65	$ 1,478	$ 14,814
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4	(6)	36
Total realized gain (loss) on investments and capital gains distributions	4	(3)	230	508
Net unrealized appreciation (depreciation) of investments	17	4	348	(1,778)
Net increase (decrease) in net assets resulting from operations	21	5	572	(1,234)
Changes from principal transactions:				
Premiums	—	—	1	66
Death benefits	—	—	—	(27)
Surrenders and withdrawals	(4)	—	(173)	(2,430)
Contract charges	—	—	(9)	(36)
Transfers between Divisions (including fixed account), net	(2)	—	281	(2,791)
Increase (decrease) in net assets derived from principal transactions	(6)	—	100	(5,218)
Total increase (decrease) in net assets	15	5	672	(6,452)
Net assets at December 31, 2013	88	70	2,150	8,362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	4	(8)	31
Total realized gain (loss) on investments and capital gains distributions	8	1	559	(48)
Net unrealized appreciation (depreciation) of investments	1	(6)	(335)	213
Net increase (decrease) in net assets resulting from operations	10	(1)	216	196
Changes from principal transactions:				
Premiums	—	—	6	12
Death benefits	—	—	(2)	(22)
Surrenders and withdrawals	(6)	—	(289)	(1,152)
Contract charges	—	—	(11)	(24)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(2)	—	136	(526)
Increase (decrease) in net assets derived from principal transactions	(8)	—	(160)	(1,712)
Total increase (decrease) in net assets	2	(1)	56	(1,516)
Net assets at December 31, 2014	$ 90	$ 69	$ 2,206	$ 6,846

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2013	$ 13,428	$ 11,201	$ 6,719	$ 5,177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	183	(80)	(17)	(90)
Total realized gain (loss) on investments and capital gains distributions	114	230	(561)	(1,718)
Net unrealized appreciation (depreciation) of investments	3,220	2,731	1,692	2,510
Net increase (decrease) in net assets resulting from operations	3,517	2,881	1,114	702
Changes from principal transactions:				
Premiums	76	19	4	4
Death benefits	(101)	(179)	(131)	(129)
Surrenders and withdrawals	(1,551)	(1,313)	(865)	(390)
Contract charges	(59)	(94)	(49)	(35)
Transfers between Divisions (including fixed account), net	(496)	(164)	(334)	18
Increase (decrease) in net assets derived from principal transactions	(2,131)	(1,731)	(1,375)	(532)
Total increase (decrease) in net assets	1,386	1,150	(261)	170
Net assets at December 31, 2013	14,814	12,351	6,458	5,347
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	239	(196)	(30)	(75)
Total realized gain (loss) on investments and capital gains distributions	462	936	(411)	(1,718)
Net unrealized appreciation (depreciation) of investments	909	219	(93)	185
Net increase (decrease) in net assets resulting from operations	1,610	959	(534)	(1,608)
Changes from principal transactions:				
Premiums	128	(1)	1	2
Death benefits	(3)	(155)	(80)	(104)
Surrenders and withdrawals	(1,409)	(2,449)	(1,296)	(623)
Contract charges	(59)	(76)	(40)	(27)
Cost of insurance and administrative charges	(1)	(5)	(2)	(1)
Transfers between Divisions (including fixed account), net	(251)	(350)	(68)	606
Increase (decrease) in net assets derived from principal transactions	(1,595)	(3,036)	(1,485)	(147)
Total increase (decrease) in net assets	15	(2,077)	(2,019)	(1,755)
Net assets at December 31, 2014	$ 14,829	$ 10,274	$ 4,439	$ 3,592

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Balanced Portfolio - Class S	Voya Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio
Net assets at January 1, 2013	$ 4,876	$ 1,185,574	$ 392,917	$ 14,789
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	15,997	(2,168)	(78)
Total realized gain (loss) on investments and capital gains distributions	(84)	3,136	14,024	1,036
Net unrealized appreciation (depreciation) of investments	720	(42,523)	74,002	2,652
Net increase (decrease) in net assets resulting from operations	672	(23,390)	85,858	3,610
Changes from principal transactions:				
Premiums	9	7,823	4,336	152
Death benefits	(48)	(15,652)	(4,351)	(118)
Surrenders and withdrawals	(695)	(102,304)	(37,320)	(1,479)
Contract charges	(7)	(8,189)	(3,734)	(154)
Transfers between Divisions (including fixed account), net	—	62,979	70,025	9,261
Increase (decrease) in net assets derived from principal transactions	(741)	(55,343)	28,956	7,662
Total increase (decrease) in net assets	(69)	(78,733)	114,814	11,272
Net assets at December 31, 2013	4,807	1,106,841	507,731	26,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	52,890	2,914	615
Total realized gain (loss) on investments and capital gains distributions	99	61,410	171,828	2,572
Net unrealized appreciation (depreciation) of investments	98	6,506	(180,834)	(3,787)
Net increase (decrease) in net assets resulting from operations	209	120,806	(6,092)	(600)
Changes from principal transactions:				
Premiums	4	16,523	665	16
Death benefits	(22)	(38,922)	(1,255)	(48)
Surrenders and withdrawals	(856)	(316,938)	(9,543)	(273)
Contract charges	(8)	(22,577)	(815)	(15)
Cost of insurance and administrative charges	(1)	(514)	(14)	—
Transfers between Divisions (including fixed account), net	46	2,511,323	(490,677)	(25,141)
Increase (decrease) in net assets derived from principal transactions	(837)	2,148,895	(501,639)	(25,461)
Total increase (decrease) in net assets	(628)	2,269,701	(507,731)	(26,061)
Net assets at December 31, 2014	$ 4,179	$ 3,376,542	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING Bond Portfolio
Net assets at January 1, 2013	$ 11,029	$ 1,009,047	$ 185,967	$ 446,283
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(69)	(8,579)	(314)	(2,117)
Total realized gain (loss) on investments and capital gains distributions	434	(56,945)	3,405	44,486
Net unrealized appreciation (depreciation) of investments	1,898	246,406	19,709	(54,163)
Net increase (decrease) in net assets resulting from operations	2,263	180,882	22,800	(11,794)
Changes from principal transactions:				
Premiums	116	5,845	2,777	4,164
Death benefits	(98)	(11,441)	(923)	(4,182)
Surrenders and withdrawals	(771)	(71,390)	(12,182)	(34,643)
Contract charges	(126)	(7,802)	(1,681)	(3,429)
Transfers between Divisions (including fixed account), net	7,144	(11,188)	(2,138)	(10,967)
Increase (decrease) in net assets derived from principal transactions	6,265	(95,976)	(14,147)	(49,057)
Total increase (decrease) in net assets	8,528	84,906	8,653	(60,851)
Net assets at December 31, 2013	19,557	1,093,953	194,620	385,432
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	385	4,740	2,127	14,243
Total realized gain (loss) on investments and capital gains distributions	1,408	85,996	10,043	(37,079)
Net unrealized appreciation (depreciation) of investments	(2,385)	(136,296)	(13,537)	30,595
Net increase (decrease) in net assets resulting from operations	(592)	(45,560)	(1,367)	7,759
Changes from principal transactions:				
Premiums	6	1,212	436	430
Death benefits	(45)	(2,726)	(251)	(529)
Surrenders and withdrawals	(287)	(18,895)	(4,182)	(6,750)
Contract charges	(14)	(1,547)	(340)	(653)
Cost of insurance and administrative charges	—	(38)	(8)	(11)
Transfers between Divisions (including fixed account), net	(18,625)	(1,026,399)	(188,908)	(385,678)
Increase (decrease) in net assets derived from principal transactions	(18,965)	(1,048,393)	(193,253)	(393,191)
Total increase (decrease) in net assets	(19,557)	(1,093,953)	(194,620)	(385,432)
Net assets at December 31, 2014	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	ING Total Return Bond Portfolio - Service Class	ING Total Return Bond Portfolio - Service 2 Class	Voya Global Perspectives Portfolio - Class A	Voya Global Resources Portfolio - Adviser Class
Net assets at January 1, 2013	$ 2,929,962	$ 64,889	$ —	$ 72,214
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40,241	822	(37)	(851)
Total realized gain (loss) on investments and capital gains distributions	43,116	1,225	1	(3,353)
Net unrealized appreciation (depreciation) of investments	(173,917)	(4,218)	433	11,669
Net increase (decrease) in net assets resulting from operations	(90,560)	(2,171)	397	7,465
Changes from principal transactions:				
Premiums	18,854	65	2	835
Death benefits	(31,190)	(811)	—	(957)
Surrenders and withdrawals	(228,274)	(7,116)	(111)	(5,248)
Contract charges	(19,804)	(482)	(22)	(644)
Transfers between Divisions (including fixed account), net	(385,548)	(1,986)	24,085	910
Increase (decrease) in net assets derived from principal transactions	(645,962)	(10,330)	23,954	(5,104)
Total increase (decrease) in net assets	(736,522)	(12,501)	24,351	2,361
Net assets at December 31, 2013	2,193,440	52,388	24,351	74,575
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	62,697	1,335	(2,834)	(807)
Total realized gain (loss) on investments and capital gains distributions	(150,185)	(2,655)	1,404	551
Net unrealized appreciation (depreciation) of investments	111,071	1,889	6,242	(14,271)
Net increase (decrease) in net assets resulting from operations	23,583	569	4,812	(14,527)
Changes from principal transactions:				
Premiums	3,202	10	872	627
Death benefits	(4,919)	(115)	(1,702)	(348)
Surrenders and withdrawals	(47,852)	(1,555)	(19,745)	(9,293)
Contract charges	(3,650)	(91)	(1,619)	(717)
Cost of insurance and administrative charges	(87)	(2)	(24)	(14)
Transfers between Divisions (including fixed account), net	(2,163,717)	(51,204)	188,150	26,291
Increase (decrease) in net assets derived from principal transactions	(2,217,023)	(52,957)	165,932	16,546
Total increase (decrease) in net assets	(2,193,440)	(52,388)	170,744	2,019
Net assets at December 31, 2014	$ —	$ —	$ 195,095	$ 76,594

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Global Resources Portfolio - Service Class	Voya Global Resources Portfolio - Service 2 Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2013	$ 410,662	$ 21,585	$ 590,727	$ 1,901,279
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,135)	(206)	22,756	(27,885)
Total realized gain (loss) on investments and capital gains distributions	(36,268)	(232)	21,871	70,906
Net unrealized appreciation (depreciation) of investments	82,098	2,653	(24,049)	460,868
Net increase (decrease) in net assets resulting from operations	42,695	2,215	20,578	503,889
Changes from principal transactions:				
Premiums	243	1	3,734	9,242
Death benefits	(4,308)	(153)	(10,807)	(22,852)
Surrenders and withdrawals	(29,890)	(1,955)	(60,146)	(149,105)
Contract charges	(3,169)	(192)	(3,584)	(15,900)
Transfers between Divisions (including fixed account), net	(36,138)	(1,312)	(9,245)	(68,219)
Increase (decrease) in net assets derived from principal transactions	(73,262)	(3,611)	(80,048)	(246,834)
Total increase (decrease) in net assets	(30,567)	(1,396)	(59,470)	257,055
Net assets at December 31, 2013	380,095	20,189	531,257	2,158,334
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,732)	(187)	21,872	(34,396)
Total realized gain (loss) on investments and capital gains distributions	(6,987)	(243)	7,566	257,565
Net unrealized appreciation (depreciation) of investments	(30,344)	(1,634)	(31,137)	(5,419)
Net increase (decrease) in net assets resulting from operations	(40,063)	(2,064)	(1,699)	217,750
Changes from principal transactions:				
Premiums	108	1	2,621	9,950
Death benefits	(3,951)	(132)	(11,198)	(23,812)
Surrenders and withdrawals	(42,865)	(3,152)	(66,542)	(248,518)
Contract charges	(2,797)	(169)	(3,125)	(15,551)
Cost of insurance and administrative charges	(94)	(4)	(108)	(371)
Transfers between Divisions (including fixed account), net	(9,411)	(32)	(4,294)	(50,091)
Increase (decrease) in net assets derived from principal transactions	(59,010)	(3,488)	(82,646)	(328,393)
Total increase (decrease) in net assets	(99,073)	(5,552)	(84,345)	(110,643)
Net assets at December 31, 2014	$ 281,022	$ 14,637	$ 446,912	$ 2,047,691

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Growth Portfolio - Service 2 Class	Voya Large Cap Value Portfolio - Service Class
Net assets at January 1, 2013	$ —	$ 214,540	$ 856	$ 76,880
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5,982)	(15)	(1,398)
Total realized gain (loss) on investments and capital gains distributions	—	36,945	34	17,016
Net unrealized appreciation (depreciation) of investments	—	121,135	210	50,611
Net increase (decrease) in net assets resulting from operations	—	152,098	229	66,229
Changes from principal transactions:				
Premiums	—	1,144	—	908
Death benefits	—	(7,139)	—	(3,872)
Surrenders and withdrawals	—	(42,326)	(53)	(24,464)
Contract charges	—	(4,524)	(10)	(1,589)
Transfers between Divisions (including fixed account), net	—	653,104	(5)	465,174
Increase (decrease) in net assets derived from principal transactions	—	600,259	(68)	436,157
Total increase (decrease) in net assets	—	752,357	161	502,386
Net assets at December 31, 2013	—	966,897	1,017	579,266
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(20,040)	(160)	2,801
Total realized gain (loss) on investments and capital gains distributions	—	132,767	502	36,019
Net unrealized appreciation (depreciation) of investments	6	39,413	742	9,674
Net increase (decrease) in net assets resulting from operations	6	152,140	1,084	48,494
Changes from principal transactions:				
Premiums	82	188	(1)	4,358
Death benefits	—	(17,044)	(147)	(11,945)
Surrenders and withdrawals	—	(159,291)	(1,002)	(106,422)
Contract charges	—	(9,318)	(75)	(5,235)
Cost of insurance and administrative charges	—	(268)	(2)	(190)
Transfers between Divisions (including fixed account), net	(1)	876,952	17,573	495,925
Increase (decrease) in net assets derived from principal transactions	81	691,219	16,346	376,491
Total increase (decrease) in net assets	87	843,359	17,430	424,985
Net assets at December 31, 2014	$ 87	$ 1,810,256	$ 18,447	$ 1,004,251

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Limited Maturity Bond Portfolio - Service Class	Voya Liquid Assets Portfolio - Service Class	Voya Liquid Assets Portfolio - Service 2 Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net assets at January 1, 2013	$ 62,727	$ 822,755	$ 15,419	$ 45,382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(415)	(12,374)	(248)	(539)
Total realized gain (loss) on investments and capital gains distributions	(946)	123	2	445
Net unrealized appreciation (depreciation) of investments	840	—	—	12,782
Net increase (decrease) in net assets resulting from operations	(521)	(12,251)	(246)	12,688
Changes from principal transactions:				
Premiums	15	11,622	81	378
Death benefits	(3,669)	(22,758)	(252)	(799)
Surrenders and withdrawals	(7,090)	(317,888)	(7,922)	(5,633)
Contract charges	(97)	(5,788)	(109)	(375)
Transfers between Divisions (including fixed account), net	(819)	209,767	4,721	2,064
Increase (decrease) in net assets derived from principal transactions	(11,660)	(125,045)	(3,481)	(4,365)
Total increase (decrease) in net assets	(12,181)	(137,296)	(3,727)	8,323
Net assets at December 31, 2013	50,546	685,459	11,692	53,705
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(443)	(10,700)	(185)	(312)
Total realized gain (loss) on investments and capital gains distributions	(386)	81	1	6,468
Net unrealized appreciation (depreciation) of investments	406	—	—	451
Net increase (decrease) in net assets resulting from operations	(423)	(10,619)	(184)	6,607
Changes from principal transactions:				
Premiums	1	10,211	247	256
Death benefits	(2,138)	(16,023)	(43)	(702)
Surrenders and withdrawals	(5,860)	(299,351)	(7,529)	(7,384)
Contract charges	(65)	(4,642)	(84)	(377)
Cost of insurance and administrative charges	(21)	(240)	(3)	(12)
Transfers between Divisions (including fixed account), net	(275)	193,888	3,607	12,919
Increase (decrease) in net assets derived from principal transactions	(8,358)	(116,157)	(3,805)	4,700
Total increase (decrease) in net assets	(8,781)	(126,776)	(3,989)	11,307
Net assets at December 31, 2014	$ 41,765	$ 558,683	$ 7,703	$ 65,012

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class
Net assets at January 1, 2013	$ 584,925	$ 4,208,491	$ 2,852,881	$ 1,668,464
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8,513	4,300	10,001	16,183
Total realized gain (loss) on investments and capital gains distributions	28,786	109,720	71,271	36,554
Net unrealized appreciation (depreciation) of investments	(22,880)	557,838	295,611	78,023
Net increase (decrease) in net assets resulting from operations	14,419	671,858	376,883	130,760
Changes from principal transactions:				
Premiums	3,790	28,506	17,650	10,389
Death benefits	(7,011)	(41,552)	(42,769)	(26,177)
Surrenders and withdrawals	(51,064)	(259,484)	(204,399)	(120,494)
Contract charges	(4,685)	(40,082)	(23,379)	(12,802)
Transfers between Divisions (including fixed account), net	(49,358)	(45,354)	35,238	(3,695)
Increase (decrease) in net assets derived from principal transactions	(108,328)	(357,966)	(217,659)	(152,779)
Total increase (decrease) in net assets	(93,909)	313,892	159,224	(22,019)
Net assets at December 31, 2013	491,016	4,522,383	3,012,105	1,646,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,912	(4,916)	(3,328)	18,483
Total realized gain (loss) on investments and capital gains distributions	26,012	205,178	118,840	56,854
Net unrealized appreciation (depreciation) of investments	(13,060)	(47,806)	(4,169)	(20,872)
Net increase (decrease) in net assets resulting from operations	18,864	152,456	111,343	54,465
Changes from principal transactions:				
Premiums	2,816	24,139	16,583	9,440
Death benefits	(9,106)	(47,293)	(44,365)	(28,350)
Surrenders and withdrawals	(64,835)	(458,265)	(305,555)	(175,469)
Contract charges	(3,923)	(38,792)	(22,732)	(12,256)
Cost of insurance and administrative charges	(85)	(1,110)	(608)	(321)
Transfers between Divisions (including fixed account), net	(811)	(50,411)	(3,528)	(7,515)
Increase (decrease) in net assets derived from principal transactions	(75,944)	(571,732)	(360,205)	(214,471)
Total increase (decrease) in net assets	(57,080)	(419,276)	(248,862)	(160,006)
Net assets at December 31, 2014	$ 433,936	$ 4,103,107	$ 2,763,243	$ 1,486,439

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class S	VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2013	$ 241,724	$ 198,630	$ 568,856	$ 69
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(59)	(4,597)	(7,113)	—
Total realized gain (loss) on investments and capital gains distributions	1,137	27,789	16,121	—
Net unrealized appreciation (depreciation) of investments	(10,464)	66,724	(54,116)	21
Net increase (decrease) in net assets resulting from operations	(9,386)	89,916	(45,108)	21
Changes from principal transactions:				
Premiums	2,086	2,188	4,215	—
Death benefits	(3,255)	(3,395)	(5,616)	—
Surrenders and withdrawals	(18,732)	(24,567)	(41,040)	(7)
Contract charges	(1,647)	(2,180)	(3,523)	—
Transfers between Divisions (including fixed account), net	(27,218)	66,273	(186,753)	1
Increase (decrease) in net assets derived from principal transactions	(48,766)	38,319	(232,717)	(6)
Total increase (decrease) in net assets	(58,152)	128,235	(277,825)	15
Net assets at December 31, 2013	183,572	326,865	291,031	84
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	63	(2,160)	(1,094)	1
Total realized gain (loss) on investments and capital gains distributions	(1,660)	137,969	(11,949)	24
Net unrealized appreciation (depreciation) of investments	8,776	(103,996)	15,700	(20)
Net increase (decrease) in net assets resulting from operations	7,179	31,813	2,657	5
Changes from principal transactions:				
Premiums	1,248	1,144	1,889	—
Death benefits	(2,300)	(1,786)	(3,205)	—
Surrenders and withdrawals	(27,260)	(22,286)	(33,425)	(6)
Contract charges	(1,775)	(1,519)	(2,154)	—
Cost of insurance and administrative charges	(38)	(43)	(46)	—
Transfers between Divisions (including fixed account), net	66,036	(334,188)	(21,880)	(83)
Increase (decrease) in net assets derived from principal transactions	35,911	(358,678)	(58,821)	(89)
Total increase (decrease) in net assets	43,090	(326,865)	(56,164)	(84)
Net assets at December 31, 2014	$ 226,662	$ —	$ 234,867	$ —

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® BlackRock Large Cap Growth Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service 2 Class	VY® Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2013	$ 146,114	$ 130,676	$ 1,935	$ 283,259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(954)	4,752	65	(1,191)
Total realized gain (loss) on investments and capital gains distributions	12,855	(2,280)	(18)	(9,617)
Net unrealized appreciation (depreciation) of investments	28,981	249	(10)	13,571
Net increase (decrease) in net assets resulting from operations	40,882	2,721	37	2,763
Changes from principal transactions:				
Premiums	792	121	—	130
Death benefits	(2,837)	(947)	(16)	(4,339)
Surrenders and withdrawals	(14,326)	(8,380)	(179)	(31,885)
Contract charges	(1,154)	(989)	(18)	(1,844)
Transfers between Divisions (including fixed account), net	(3,091)	(4,163)	(10)	(1,233)
Increase (decrease) in net assets derived from principal transactions	(20,616)	(14,358)	(223)	(39,171)
Total increase (decrease) in net assets	20,266	(11,637)	(186)	(36,408)
Net assets at December 31, 2013	166,380	119,039	1,749	246,851
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(402)	(703)	(15)	(1,035)
Total realized gain (loss) on investments and capital gains distributions	57,279	1,538	8	12,952
Net unrealized appreciation (depreciation) of investments	(47,689)	12,590	191	50,472
Net increase (decrease) in net assets resulting from operations	9,188	13,425	184	62,389
Changes from principal transactions:				
Premiums	537	119	—	78
Death benefits	(822)	(927)	(11)	(4,273)
Surrenders and withdrawals	(10,392)	(10,826)	(247)	(37,016)
Contract charges	(677)	(912)	(16)	(1,583)
Cost of insurance and administrative charges	(21)	(20)	—	(85)
Transfers between Divisions (including fixed account), net	(164,193)	(5,200)	(154)	(15,616)
Increase (decrease) in net assets derived from principal transactions	(175,568)	(17,766)	(428)	(58,495)
Total increase (decrease) in net assets	(166,380)	(4,341)	(244)	3,894
Net assets at December 31, 2014	$ —	$ 114,698	$ 1,505	$ 250,745

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service 2 Class	VY® DFA World Equity Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2013	$ 20,237	$ 160,718	$ 596,317	$ 30,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(118)	517	(8,187)	(486)
Total realized gain (loss) on investments				
and capital gains distributions	(835)	8,370	24,772	1,335
Net unrealized appreciation (depreciation)				
of investments	1,048	26,202	170,712	8,653
Net increase (decrease) in net assets resulting from				
operations	95	35,089	187,297	9,502
Changes from principal transactions:				
Premiums	4	1,873	4,174	12
Death benefits	(228)	(1,882)	(10,932)	(313)
Surrenders and withdrawals	(1,718)	(9,895)	(58,844)	(3,057)
Contract charges	(178)	(1,453)	(4,013)	(286)
Transfers between Divisions				
(including fixed account), net	417	(2,446)	(27,006)	(532)
Increase (decrease) in net assets derived from				
principal transactions	(1,703)	(13,803)	(96,621)	(4,176)
Total increase (decrease) in net assets	(1,608)	21,286	90,676	5,326
Net assets at December 31, 2013	18,629	182,004	686,993	35,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(118)	(227)	(9,710)	(543)
Total realized gain (loss) on investments				
and capital gains distributions	(182)	11,023	132,642	7,594
Net unrealized appreciation (depreciation)				
of investments	5,038	(11,274)	(97,091)	(5,811)
Net increase (decrease) in net assets resulting from				
operations	4,738	(478)	25,841	1,240
Changes from principal transactions:				
Premiums	(2)	862	3,209	16
Death benefits	(157)	(1,020)	(11,158)	(283)
Surrenders and withdrawals	(2,971)	(14,406)	(77,093)	(4,313)
Contract charges	(168)	(1,517)	(3,736)	(273)
Cost of insurance and administrative charges	(4)	(26)	(175)	(7)
Transfers between Divisions				
(including fixed account), net	(742)	7,511	(4,868)	(592)
Increase (decrease) in net assets derived from				
principal transactions	(4,044)	(8,596)	(93,821)	(5,452)
Total increase (decrease) in net assets	694	(9,074)	(67,980)	(4,212)
Net assets at December 31, 2014	$ 19,323	$ 172,930	$ 619,013	$ 31,292

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class	VY® Franklin Mutual Shares Portfolio - Service Class	VY® Franklin Templeton Founding Strategy Portfolio - Service Class
Net assets at January 1, 2013	$ 483,680	$ 10,259	$ 176,567	$ 768,266
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16,613	296	(1,220)	8,272
Total realized gain (loss) on investments and capital gains distributions	(368)	678	497	1,566
Net unrealized appreciation (depreciation) of investments	44,241	220	44,486	157,379
Net increase (decrease) in net assets resulting from operations	60,486	1,194	43,763	167,217
Changes from principal transactions:				
Premiums	3,483	5	1,883	5,959
Death benefits	(7,728)	(29)	(2,415)	(8,266)
Surrenders and withdrawals	(48,861)	(979)	(14,048)	(55,655)
Contract charges	(3,584)	(87)	(1,412)	(6,982)
Transfers between Divisions (including fixed account), net	36,815	184	(1,361)	47,953
Increase (decrease) in net assets derived from principal transactions	(19,875)	(906)	(17,353)	(16,991)
Total increase (decrease) in net assets	40,611	288	26,410	150,226
Net assets at December 31, 2013	524,291	10,547	202,977	918,492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11,275	208	(1,446)	5,268
Total realized gain (loss) on investments and capital gains distributions	7,508	471	5,738	17,558
Net unrealized appreciation (depreciation) of investments	(2,344)	(388)	6,645	(8,861)
Net increase (decrease) in net assets resulting from operations	16,439	291	10,937	13,965
Changes from principal transactions:				
Premiums	3,600	2	1,602	5,991
Death benefits	(8,546)	(74)	(2,136)	(9,799)
Surrenders and withdrawals	(64,891)	(1,173)	(19,899)	(71,338)
Contract charges	(3,738)	(94)	(1,435)	(7,360)
Cost of insurance and administrative charges	(94)	(2)	(33)	(147)
Transfers between Divisions (including fixed account), net	55,147	1,477	6,008	15,250
Increase (decrease) in net assets derived from principal transactions	(18,522)	136	(15,893)	(67,403)
Total increase (decrease) in net assets	(2,083)	427	(4,956)	(53,438)
Net assets at December 31, 2014	$ 522,208	$ 10,974	$ 198,021	$ 865,054

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
Net assets at January 1, 2013	$ 373,644	$ 44,647	$ 565,548	$ 26,943
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,759)	(329)	(4,501)	(254)
Total realized gain (loss) on investments and capital gains distributions	5,535	836	(16,596)	1,194
Net unrealized appreciation (depreciation) of investments	111,988	12,705	(20,243)	(2,891)
Net increase (decrease) in net assets resulting from operations	115,764	13,212	(41,340)	(1,951)
Changes from principal transactions:				
Premiums	2,217	127	3,714	(5)
Death benefits	(12,159)	(559)	(4,876)	(102)
Surrenders and withdrawals	(42,158)	(6,537)	(37,099)	(1,962)
Contract charges	(1,964)	(398)	(4,119)	(214)
Transfers between Divisions (including fixed account), net	24,232	(1,002)	14,758	34
Increase (decrease) in net assets derived from principal transactions	(29,832)	(8,369)	(27,622)	(2,249)
Total increase (decrease) in net assets	85,932	4,843	(68,962)	(4,200)
Net assets at December 31, 2013	459,576	49,490	496,586	22,743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,411)	(397)	(3,885)	(222)
Total realized gain (loss) on investments and capital gains distributions	39,508	4,277	38,809	2,565
Net unrealized appreciation (depreciation) of investments	(2,380)	(304)	(40,096)	(2,391)
Net increase (decrease) in net assets resulting from operations	34,717	3,576	(5,172)	(48)
Changes from principal transactions:				
Premiums	2,432	(4)	2,563	—
Death benefits	(12,739)	(878)	(4,603)	(197)
Surrenders and withdrawals	(51,136)	(6,477)	(51,269)	(3,220)
Contract charges	(1,957)	(356)	(3,709)	(182)
Cost of insurance and administrative charges	(124)	(8)	(96)	(4)
Transfers between Divisions (including fixed account), net	(2,046)	(778)	(8,493)	(310)
Increase (decrease) in net assets derived from principal transactions	(65,570)	(8,501)	(65,607)	(3,913)
Total increase (decrease) in net assets	(30,853)	(4,925)	(70,779)	(3,961)
Net assets at December 31, 2014	$ 428,723	$ 44,565	$ 425,807	$ 18,782

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	VY® Marsico Growth Portfolio - Service Class	VY® Marsico Growth Portfolio - Service 2 Class
Net assets at January 1, 2013	$ 223,964	$ 33,170	$ 405,242	$ 16,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,813)	(434)	(4,168)	(201)
Total realized gain (loss) on investments and capital gains distributions	21,148	3,307	30,373	1,239
Net unrealized appreciation (depreciation) of investments	68,454	8,267	100,341	3,921
Net increase (decrease) in net assets resulting from operations	86,789	11,140	126,546	4,959
Changes from principal transactions:				
Premiums	1,547	31	3,716	17
Death benefits	(3,110)	(292)	(10,164)	(146)
Surrenders and withdrawals	(24,088)	(4,380)	(40,183)	(2,473)
Contract charges	(2,210)	(328)	(2,361)	(155)
Transfers between Divisions (including fixed account), net	57,965	(973)	(4,914)	(531)
Increase (decrease) in net assets derived from principal transactions	30,104	(5,942)	(53,906)	(3,288)
Total increase (decrease) in net assets	116,893	5,198	72,640	1,671
Net assets at December 31, 2013	340,857	38,368	477,882	18,209
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,314)	(578)	(4,356)	(175)
Total realized gain (loss) on investments and capital gains distributions	62,980	5,598	194,998	7,856
Net unrealized appreciation (depreciation) of investments	(41,346)	(2,954)	(175,396)	(7,090)
Net increase (decrease) in net assets resulting from operations	17,320	2,066	15,246	591
Changes from principal transactions:				
Premiums	2,240	(7)	1,181	1
Death benefits	(3,099)	(367)	(5,030)	(75)
Surrenders and withdrawals	(39,493)	(4,953)	(25,312)	(807)
Contract charges	(2,329)	(297)	(1,261)	(79)
Cost of insurance and administrative charges	(49)	(8)	(89)	(2)
Transfers between Divisions (including fixed account), net	(20,625)	(676)	(462,617)	(17,838)
Increase (decrease) in net assets derived from principal transactions	(63,355)	(6,308)	(493,128)	(18,800)
Total increase (decrease) in net assets	(46,035)	(4,242)	(477,882)	(18,209)
Net assets at December 31, 2014	$ 294,822	$ 34,126	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® MFS Total Return Portfolio - Service Class	VY® MFS Total Return Portfolio - Service 2 Class	VY® MFS Utilities Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service Class
Net assets at January 1, 2013	$ 614,072	$ 30,932	$ 460,175	$ 357,517
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,522	48	813	1,127
Total realized gain (loss) on investments and capital gains distributions	(1,529)	(258)	(2,349)	31,033
Net unrealized appreciation (depreciation) of investments	96,443	4,958	80,110	27,385
Net increase (decrease) in net assets resulting from operations	97,436	4,748	78,574	59,545
Changes from principal transactions:				
Premiums	3,589	20	3,781	2,085
Death benefits	(14,423)	(465)	(5,267)	(3,489)
Surrenders and withdrawals	(65,345)	(3,635)	(42,316)	(29,981)
Contract charges	(3,307)	(271)	(3,881)	(2,922)
Transfers between Divisions (including fixed account), net	11,313	(367)	(23,874)	(4,391)
Increase (decrease) in net assets derived from principal transactions	(68,173)	(4,718)	(71,557)	(38,698)
Total increase (decrease) in net assets	29,263	30	7,017	20,847
Net assets at December 31, 2013	643,335	30,962	467,192	378,364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13,140	546	5,567	(273)
Total realized gain (loss) on investments and capital gains distributions	130,123	5,220	172,341	56,588
Net unrealized appreciation (depreciation) of investments	(114,016)	(4,419)	(110,969)	(47,683)
Net increase (decrease) in net assets resulting from operations	29,247	1,347	66,939	8,632
Changes from principal transactions:				
Premiums	2,604	28	1,761	1,635
Death benefits	(9,462)	(377)	(2,986)	(3,552)
Surrenders and withdrawals	(42,033)	(1,858)	(26,092)	(42,165)
Contract charges	(1,716)	(135)	(2,048)	(2,680)
Cost of insurance and administrative charges	(102)	(3)	(67)	(67)
Transfers between Divisions (including fixed account), net	(621,873)	(29,964)	(504,699)	(10,431)
Increase (decrease) in net assets derived from principal transactions	(672,582)	(32,309)	(534,131)	(57,260)
Total increase (decrease) in net assets	(643,335)	(30,962)	(467,192)	(48,628)
Net assets at December 31, 2014	$ —	$ —	$ —	$ 329,736

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2013	$ 59,526	$ 2,461,428	$ 77,162	$ 645,207
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	(16,349)	(719)	(937)
Total realized gain (loss) on investments and capital gains distributions	5,756	202,380	6,192	14,900
Net unrealized appreciation (depreciation) of investments	3,873	299,394	9,112	157,817
Net increase (decrease) in net assets resulting from operations	9,677	485,425	14,585	171,780
Changes from principal transactions:				
Premiums	44	22,158	34	3,235
Death benefits	(771)	(36,867)	(408)	(10,446)
Surrenders and withdrawals	(6,181)	(231,370)	(8,521)	(67,417)
Contract charges	(518)	(18,257)	(685)	(4,747)
Transfers between Divisions (including fixed account), net	(225)	128,904	(1,037)	6,949
Increase (decrease) in net assets derived from principal transactions	(7,651)	(135,432)	(10,617)	(72,426)
Total increase (decrease) in net assets	2,026	349,993	3,968	99,354
Net assets at December 31, 2013	61,552	2,811,421	81,130	744,561
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(162)	(12,390)	(544)	632
Total realized gain (loss) on investments and capital gains distributions	6,893	286,843	8,613	61,489
Net unrealized appreciation (depreciation) of investments	(5,388)	482	(459)	(23,817)
Net increase (decrease) in net assets resulting from operations	1,343	274,935	7,610	38,304
Changes from principal transactions:				
Premiums	75	20,124	131	3,761
Death benefits	(769)	(35,374)	(379)	(12,574)
Surrenders and withdrawals	(8,613)	(345,703)	(9,843)	(91,538)
Contract charges	(464)	(18,820)	(640)	(4,524)
Cost of insurance and administrative charges	(11)	(554)	(14)	(159)
Transfers between Divisions (including fixed account), net	228	109,329	29	(6,676)
Increase (decrease) in net assets derived from principal transactions	(9,554)	(270,998)	(10,716)	(111,710)
Total increase (decrease) in net assets	(8,211)	3,937	(3,106)	(73,406)
Net assets at December 31, 2014	$ 53,341	$ 2,815,358	$ 78,024	$ 671,155

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2013	$ 24,314	$ 144,821	$ 243,263	$ 4,627
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	(958)	(386)	(15)
Total realized gain (loss) on investments and capital gains distributions	652	(7,559)	3,434	100
Net unrealized appreciation (depreciation) of investments	5,704	25,374	63,123	1,255
Net increase (decrease) in net assets resulting from operations	6,265	16,857	66,171	1,340
Changes from principal transactions:				
Premiums	(6)	739	1,445	(10)
Death benefits	(187)	(1,844)	(4,226)	(20)
Surrenders and withdrawals	(3,411)	(11,477)	(23,617)	(524)
Contract charges	(228)	(1,128)	(1,615)	(48)
Transfers between Divisions (including fixed account), net	(170)	(1,741)	9,085	538
Increase (decrease) in net assets derived from principal transactions	(4,002)	(15,451)	(18,928)	(64)
Total increase (decrease) in net assets	2,263	1,406	47,243	1,276
Net assets at December 31, 2013	26,577	146,227	290,506	5,903
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(841)	(1,562)	(42)
Total realized gain (loss) on investments and capital gains distributions	2,443	(4,290)	10,132	266
Net unrealized appreciation (depreciation) of investments	(1,111)	(243)	(20,183)	(464)
Net increase (decrease) in net assets resulting from operations	1,309	(5,374)	(11,613)	(240)
Changes from principal transactions:				
Premiums	22	770	1,665	—
Death benefits	(317)	(1,592)	(5,644)	(67)
Surrenders and withdrawals	(2,996)	(15,774)	(31,095)	(670)
Contract charges	(207)	(1,128)	(1,604)	(49)
Cost of insurance and administrative charges	(6)	(28)	(63)	(1)
Transfers between Divisions (including fixed account), net	108	37,391	1,536	3
Increase (decrease) in net assets derived from principal transactions	(3,396)	19,639	(35,205)	(784)
Total increase (decrease) in net assets	(2,087)	14,265	(46,818)	(1,024)
Net assets at December 31, 2014	$ 24,490	$ 160,492	$ 243,688	$ 4,879

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Diversified International Fund - Class R	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2015 Portfolio - Service Class
Net assets at January 1, 2013	$ 100	$ 5,259	$ 8,567	$ 15,403
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	105	66	315
Total realized gain (loss) on investments and capital gains distributions	(1)	126	134	(72)
Net unrealized appreciation (depreciation) of investments	17	(370)	(639)	907
Net increase (decrease) in net assets resulting from operations	15	(139)	(439)	1,150
Changes from principal transactions:				
Premiums	—	1	9	9
Death benefits	—	(14)	(54)	—
Surrenders and withdrawals	(3)	(549)	(958)	(1,529)
Contract charges	—	(12)	(21)	(86)
Transfers between Divisions (including fixed account), net	—	(120)	(460)	(41)
Increase (decrease) in net assets derived from principal transactions	(3)	(694)	(1,484)	(1,647)
Total increase (decrease) in net assets	12	(833)	(1,923)	(497)
Net assets at December 31, 2013	112	4,426	6,644	14,906
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	34	(28)	206
Total realized gain (loss) on investments and capital gains distributions	(7)	55	84	229
Net unrealized appreciation (depreciation) of investments	(2)	83	(73)	199
Net increase (decrease) in net assets resulting from operations	(7)	172	(17)	634
Changes from principal transactions:				
Premiums	—	—	22	9
Death benefits	—	—	(61)	(546)
Surrenders and withdrawals	(25)	(551)	(942)	(778)
Contract charges	—	(11)	(18)	(82)
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	(1)	(147)	(102)	(959)
Increase (decrease) in net assets derived from principal transactions	(26)	(709)	(1,101)	(2,357)
Total increase (decrease) in net assets	(33)	(537)	(1,118)	(1,723)
Net assets at December 31, 2014	$ 79	$ 3,889	$ 5,526	$ 13,183

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class
Net assets at January 1, 2013	$ 16,392	$ 9,408	$ 1,283	$ 5,875
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	200	76	5	136
Total realized gain (loss) on investments and capital gains distributions	61	52	20	(17)
Net unrealized appreciation (depreciation) of investments	2,127	1,539	235	227
Net increase (decrease) in net assets resulting from operations	2,388	1,667	260	346
Changes from principal transactions:				
Premiums	213	187	2	5
Death benefits	—	—	(42)	(22)
Surrenders and withdrawals	(1,285)	(822)	(221)	(596)
Contract charges	(106)	(60)	(8)	(24)
Transfers between Divisions (including fixed account), net	(23)	(708)	4	637
Increase (decrease) in net assets derived from principal transactions	(1,201)	(1,403)	(265)	—
Total increase (decrease) in net assets	1,187	264	(5)	346
Net assets at December 31, 2013	17,579	9,672	1,278	6,221
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	174	87	7	93
Total realized gain (loss) on investments and capital gains distributions	989	911	173	40
Net unrealized appreciation (depreciation) of investments	(377)	(580)	(120)	145
Net increase (decrease) in net assets resulting from operations	786	418	60	278
Changes from principal transactions:				
Premiums	278	40	2	16
Death benefits	—	—	—	(174)
Surrenders and withdrawals	(424)	(601)	(341)	(602)
Contract charges	(100)	(58)	(7)	(22)
Cost of insurance and administrative charges	(1)	(1)	—	—
Transfers between Divisions (including fixed account), net	145	(7)	(3)	182
Increase (decrease) in net assets derived from principal transactions	(102)	(627)	(349)	(600)
Total increase (decrease) in net assets	684	(209)	(289)	(322)
Net assets at December 31, 2014	$ 18,263	$ 9,463	$ 989	$ 5,899

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2013	$ 1,828	$ 351,077	$ 244,764	$ 124,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(1,893)	(1,039)	(1,340)
Total realized gain (loss) on investments				
and capital gains distributions	248	45,060	5,625	8,405
Net unrealized appreciation (depreciation)				
of investments	269	88,983	71,837	36,661
Net increase (decrease) in net assets resulting from				
operations	519	132,150	76,423	43,726
Changes from principal transactions:				
Premiums	17	7,466	2,962	179
Death benefits	(43)	(4,947)	(3,077)	(1,037)
Surrenders and withdrawals	(132)	(38,918)	(17,302)	(8,301)
Contract charges	(10)	(3,360)	(2,018)	(1,101)
Transfers between Divisions				
(including fixed account), net	(211)	63,622	(7,146)	(11,914)
Increase (decrease) in net assets derived from				
principal transactions	(379)	23,863	(26,581)	(22,174)
Total increase (decrease) in net assets	140	156,013	49,842	21,552
Net assets at December 31, 2013	1,968	507,090	294,606	146,551
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(7,404)	(2,862)	(2,144)
Total realized gain (loss) on investments				
and capital gains distributions	422	68,667	50,782	8,997
Net unrealized appreciation (depreciation)				
of investments	(205)	(53,090)	(16,834)	(3,651)
Net increase (decrease) in net assets resulting from				
operations	223	8,173	31,086	3,202
Changes from principal transactions:				
Premiums	149	7,841	2,322	41
Death benefits	(14)	(4,187)	(4,154)	(1,529)
Surrenders and withdrawals	(202)	(51,985)	(26,733)	(12,234)
Contract charges	(9)	(3,417)	(2,152)	(1,047)
Cost of insurance and administrative charges	—	(68)	(37)	(20)
Transfers between Divisions				
(including fixed account), net	104	(40,244)	3,617	(4,316)
Increase (decrease) in net assets derived from				
principal transactions	28	(92,060)	(27,137)	(19,105)
Total increase (decrease) in net assets	251	(83,887)	3,949	(15,903)
Net assets at December 31, 2014	$ 2,219	$ 423,203	$ 298,555	$ 130,648

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service 2 Class
Net assets at January 1, 2013	$ 189,072	$ 1,502	$ 176,309	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,232)	9	(799)	—
Total realized gain (loss) on investments and capital gains distributions	3,764	38	1,387	—
Net unrealized appreciation (depreciation) of investments	63,432	301	40,704	—
Net increase (decrease) in net assets resulting from operations	64,964	348	41,292	—
Changes from principal transactions:				
Premiums	1,557	—	1,868	—
Death benefits	(2,526)	—	(2,646)	—
Surrenders and withdrawals	(24,407)	(175)	(18,013)	—
Contract charges	(1,938)	19	(1,486)	—
Transfers between Divisions (including fixed account), net	41,429	2	45,458	—
Increase (decrease) in net assets derived from principal transactions	14,115	(154)	25,181	—
Total increase (decrease) in net assets	79,079	194	66,473	—
Net assets at December 31, 2013	268,151	1,696	242,782	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	334	13	2,573	(490)
Total realized gain (loss) on investments and capital gains distributions	33,541	92	58,450	15,885
Net unrealized appreciation (depreciation) of investments	(14,387)	25	(39,068)	15,835
Net increase (decrease) in net assets resulting from operations	19,488	130	21,955	31,230
Changes from principal transactions:				
Premiums	1,442	—	211	474,485
Death benefits	(3,369)	—	(9,817)	—
Surrenders and withdrawals	(32,611)	(158)	(62,177)	—
Contract charges	(2,044)	—	(3,008)	—
Cost of insurance and administrative charges	(44)	—	(113)	—
Transfers between Divisions (including fixed account), net	23,722	—	608,263	2
Increase (decrease) in net assets derived from principal transactions	(12,904)	(158)	533,359	474,487
Total increase (decrease) in net assets	6,584	(28)	555,314	505,717
Net assets at December 31, 2014	$ 274,735	$ 1,668	$ 798,096	$ 505,717

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2013	$ 168,040	$ 4,775	$ 130,891	$ 8,501
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,456)	7	(723)	(77)
Total realized gain (loss) on investments and capital gains distributions	23,920	304	(381)	1,684
Net unrealized appreciation (depreciation) of investments	32,787	794	34,374	892
Net increase (decrease) in net assets resulting from operations	54,251	1,105	33,270	2,499
Changes from principal transactions:				
Premiums	2,622	—	1,299	101
Death benefits	(2,288)	(193)	(1,366)	(29)
Surrenders and withdrawals	(19,720)	(610)	(11,613)	(1,880)
Contract charges	(1,774)	(2)	(1,060)	(51)
Transfers between Divisions (including fixed account), net	43,119	(146)	18,085	(603)
Increase (decrease) in net assets derived from principal transactions	21,959	(951)	5,345	(2,462)
Total increase (decrease) in net assets	76,210	154	38,615	37
Net assets at December 31, 2013	244,250	4,929	169,506	8,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,161)	(1)	(1,142)	(84)
Total realized gain (loss) on investments and capital gains distributions	38,641	323	8,081	1,426
Net unrealized appreciation (depreciation) of investments	(10,725)	(266)	(5,937)	(545)
Net increase (decrease) in net assets resulting from operations	25,755	56	1,002	797
Changes from principal transactions:				
Premiums	198	—	444	91
Death benefits	(1,812)	(33)	(1,277)	(45)
Surrenders and withdrawals	(23,316)	(469)	(25,026)	(738)
Contract charges	(1,642)	(1)	(1,114)	(44)
Cost of insurance and administrative charges	(30)	(1)	(25)	(1)
Transfers between Divisions (including fixed account), net	(45,622)	(259)	923	(421)
Increase (decrease) in net assets derived from principal transactions	(72,224)	(763)	(26,075)	(1,158)
Total increase (decrease) in net assets	(46,469)	(707)	(25,073)	(361)
Net assets at December 31, 2014	$ 197,781	$ 4,222	$ 144,433	$ 8,177

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class S	Voya Strategic Allocation Growth Portfolio - Class S
Net assets at January 1, 2013	$ 158,174	$ 609,649	$ 1,560	$ 505
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,100)	(2,511)	19	2
Total realized gain (loss) on investments and capital gains distributions	9,460	13,009	(36)	(22)
Net unrealized appreciation (depreciation) of investments	52,362	92,520	203	122
Net increase (decrease) in net assets resulting from operations	58,722	103,018	186	102
Changes from principal transactions:				
Premiums	1,396	4,230	504	(31)
Death benefits	(1,839)	(6,779)	—	—
Surrenders and withdrawals	(14,508)	(42,823)	—	(8)
Contract charges	(1,448)	(4,752)	—	(1)
Transfers between Divisions (including fixed account), net	57,847	5,234	—	(1)
Increase (decrease) in net assets derived from principal transactions	41,448	(44,890)	504	(41)
Total increase (decrease) in net assets	100,170	58,128	690	61
Net assets at December 31, 2013	258,344	667,777	2,250	566
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,280)	2,852	35	4
Total realized gain (loss) on investments and capital gains distributions	41,776	23,006	12	(2)
Net unrealized appreciation (depreciation) of investments	(23,607)	(77,375)	77	27
Net increase (decrease) in net assets resulting from operations	13,889	(51,517)	124	29
Changes from principal transactions:				
Premiums	2,037	3,078	(207)	76
Death benefits	(2,354)	(7,284)	—	—
Surrenders and withdrawals	(26,655)	(69,227)	—	—
Contract charges	(1,930)	(4,588)	—	—
Cost of insurance and administrative charges	(34)	(121)	—	—
Transfers between Divisions (including fixed account), net	1,790	10,476	—	(2)
Increase (decrease) in net assets derived from principal transactions	(27,146)	(67,666)	(207)	74
Total increase (decrease) in net assets	(13,257)	(119,183)	(83)	103
Net assets at December 31, 2014	$ 245,087	$ 548,594	$ 2,167	$ 669

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class S	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Net assets at January 1, 2013	$ 1,042	$ 1,198,252	$ 65	$ 701,221
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(10,986)	1	(5,109)
Total realized gain (loss) on investments and capital gains distributions	(20)	38,674	14	49,218
Net unrealized appreciation (depreciation) of investments	181	286,976	150	138,714
Net increase (decrease) in net assets resulting from operations	170	314,664	165	182,823
Changes from principal transactions:				
Premiums	—	7,763	3	617
Death benefits	—	(16,106)	—	(12,734)
Surrenders and withdrawals	(15)	(94,199)	(57)	(77,286)
Contract charges	(4)	(9,609)	—	(4,774)
Transfers between Divisions (including fixed account), net	210	(50,917)	761	(19,438)
Increase (decrease) in net assets derived from principal transactions	191	(163,068)	707	(113,615)
Total increase (decrease) in net assets	361	151,596	872	69,208
Net assets at December 31, 2013	1,403	1,349,848	937	770,429
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(3,465)	5	(735)
Total realized gain (loss) on investments and capital gains distributions	58	212,055	125	141,416
Net unrealized appreciation (depreciation) of investments	(4)	(105,058)	(55)	(80,321)
Net increase (decrease) in net assets resulting from operations	68	103,532	75	60,360
Changes from principal transactions:				
Premiums	—	6,337	2	61
Death benefits	—	(17,571)	(1)	(12,901)
Surrenders and withdrawals	(281)	(157,425)	(156)	(86,418)
Contract charges	(4)	(9,342)	—	(4,386)
Cost of insurance and administrative charges	—	(234)	—	(205)
Transfers between Divisions (including fixed account), net	3	(24,332)	(5)	(19,944)
Increase (decrease) in net assets derived from principal transactions	(282)	(202,567)	(160)	(123,793)
Total increase (decrease) in net assets	(214)	(99,035)	(85)	(63,433)
Net assets at December 31, 2014	$ 1,189	$ 1,250,813	$ 852	$ 706,996

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya GET U.S. Core Portfolio - Series 14	Voya Euro STOXX 50® Index Portfolio - Class A	Voya FTSE 100® Index Portfolio - Class A	Voya Global Value Advantage Portfolio - Class S
Net assets at January 1, 2013	$ 23,800	$ 8,828	$ 2,261	$ 176,328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	266	160	89	3,255
Total realized gain (loss) on investments				
and capital gains distributions	(236)	839	219	7,830
Net unrealized appreciation (depreciation)				
of investments	(475)	2,467	346	8,092
Net increase (decrease) in net assets resulting from				
operations	(445)	3,466	654	19,177
Changes from principal transactions:				
Premiums	1	143	(4,823)	1,701
Death benefits	(368)	(167)	(63)	(1,263)
Surrenders and withdrawals	(3,748)	(1,161)	(1,082)	(12,269)
Contract charges	(5)	(130)	(100)	(1,518)
Transfers between Divisions				
(including fixed account), net	(15)	24,435	8,323	(6,690)
Increase (decrease) in net assets derived from				
principal transactions	(4,135)	23,120	2,255	(20,039)
Total increase (decrease) in net assets	(4,580)	26,586	2,909	(862)
Net assets at December 31, 2013	19,220	35,414	5,170	175,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	471	412	96	2,052
Total realized gain (loss) on investments				
and capital gains distributions	(1,540)	1,636	435	9,130
Net unrealized appreciation (depreciation)				
of investments	886	(6,228)	(1,112)	(5,869)
Net increase (decrease) in net assets resulting from				
operations	(183)	(4,180)	(581)	5,313
Changes from principal transactions:				
Premiums	—	159	4,094	1,201
Death benefits	(15)	(171)	(138)	(1,685)
Surrenders and withdrawals	(2,928)	(2,301)	(1,324)	(12,771)
Contract charges	—	(228)	(94)	(1,473)
Cost of insurance and administrative charges	(9)	(3)	(2)	(28)
Transfers between Divisions				
(including fixed account), net	(16,085)	(2,238)	(1,382)	(1,111)
Increase (decrease) in net assets derived from				
principal transactions	(19,037)	(4,782)	1,154	(15,867)
Total increase (decrease) in net assets	(19,220)	(8,962)	573	(10,554)
Net assets at December 31, 2014	$ —	$ 26,452	$ 5,743	$ 164,912

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2013	$ 52,710	$ 120,472	$ 108,177	$ 81,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,116	45	(876)	(860)
Total realized gain (loss) on investments				
and capital gains distributions	(1,325)	1,926	1,667	1,453
Net unrealized appreciation (depreciation)				
of investments	51	31,548	31,727	29,806
Net increase (decrease) in net assets resulting from				
operations	(158)	33,519	32,518	30,399
Changes from principal transactions:				
Premiums	251	132	176	127
Death benefits	(299)	(1,886)	(1,696)	(1,065)
Surrenders and withdrawals	(3,382)	(16,225)	(8,815)	(5,858)
Contract charges	(437)	(659)	(803)	(640)
Transfers between Divisions				
(including fixed account), net	(9,304)	(4,604)	(5,268)	(5,018)
Increase (decrease) in net assets derived from				
principal transactions	(13,171)	(23,242)	(16,406)	(12,454)
Total increase (decrease) in net assets	(13,329)	10,277	16,112	17,945
Net assets at December 31, 2013	39,381	130,749	124,289	99,365
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	184	(356)	(1,322)	(1,175)
Total realized gain (loss) on investments				
and capital gains distributions	1,556	6,042	8,844	3,845
Net unrealized appreciation (depreciation)				
of investments	(1,602)	8,333	921	79
Net increase (decrease) in net assets resulting from				
operations	138	14,019	8,443	2,749
Changes from principal transactions:				
Premiums	122	2	71	39
Death benefits	(281)	(2,052)	(1,303)	(842)
Surrenders and withdrawals	(5,226)	(15,584)	(13,890)	(11,279)
Contract charges	(324)	(612)	(750)	(599)
Cost of insurance and administrative charges	(6)	(35)	(23)	(17)
Transfers between Divisions				
(including fixed account), net	(277)	(2,936)	(3,977)	(2,487)
Increase (decrease) in net assets derived from				
principal transactions	(5,992)	(21,217)	(19,872)	(15,185)
Total increase (decrease) in net assets	(5,854)	(7,198)	(11,429)	(12,436)
Net assets at December 31, 2014	$ 33,527	$ 123,551	$ 112,860	$ 86,929

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2013	$ —	$ 45,019	$ 4,664	$ 152,860
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	187	11	(827)
Total realized gain (loss) on investments and capital gains distributions	—	2,639	777	16,310
Net unrealized appreciation (depreciation) of investments	—	7,265	685	27,707
Net increase (decrease) in net assets resulting from operations	—	10,091	1,473	43,190
Changes from principal transactions:				
Premiums	—	339	4,966	841
Death benefits	—	(610)	(8)	(1,668)
Surrenders and withdrawals	—	(4,348)	(347)	(18,715)
Contract charges	—	(420)	(37)	(1,280)
Transfers between Divisions (including fixed account), net	—	15,964	2,601	12,599
Increase (decrease) in net assets derived from principal transactions	—	10,925	7,175	(8,223)
Total increase (decrease) in net assets	—	21,016	8,648	34,967
Net assets at December 31, 2013	—	66,035	13,312	187,827
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,240)	(614)	(97)	(1,458)
Total realized gain (loss) on investments and capital gains distributions	2,326	3,500	282	24,144
Net unrealized appreciation (depreciation) of investments	(41,739)	(6,566)	(1,203)	(2,031)
Net increase (decrease) in net assets resulting from operations	(44,653)	(3,680)	(1,018)	20,655
Changes from principal transactions:				
Premiums	4,282	31	(3,915)	2,148
Death benefits	(8,109)	(368)	(7)	(2,263)
Surrenders and withdrawals	(89,674)	(5,593)	(848)	(25,343)
Contract charges	(5,789)	(405)	(47)	(1,430)
Cost of insurance and administrative charges	(136)	(9)	(1)	(44)
Transfers between Divisions (including fixed account), net	1,026,895	(11,196)	1,904	47,611
Increase (decrease) in net assets derived from principal transactions	927,469	(17,540)	(2,914)	20,679
Total increase (decrease) in net assets	882,816	(21,220)	(3,932)	41,334
Net assets at December 31, 2014	$ 882,816	$ 44,815	$ 9,380	$ 229,161

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class S
Net assets at January 1, 2013	$ 330,009	$ 61,922	$ 246,554	$ 123,542
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,240)	(354)	(2,760)	(1,293)
Total realized gain (loss) on investments and capital gains distributions	35,114	8,819	25,095	13,212
Net unrealized appreciation (depreciation) of investments	62,921	11,365	55,301	31,278
Net increase (decrease) in net assets resulting from operations	96,795	19,830	77,636	43,197
Changes from principal transactions:				
Premiums	1,884	532	1,360	1,543
Death benefits	(9,166)	(826)	(5,511)	(1,244)
Surrenders and withdrawals	(38,596)	(6,460)	(25,934)	(12,321)
Contract charges	(1,977)	(581)	(1,532)	(1,219)
Transfers between Divisions (including fixed account), net	18,507	11,357	2,619	36,304
Increase (decrease) in net assets derived from principal transactions	(29,348)	4,022	(28,998)	23,063
Total increase (decrease) in net assets	67,447	23,852	48,638	66,260
Net assets at December 31, 2013	397,456	85,774	295,192	189,802
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,301)	(394)	(4,299)	(1,807)
Total realized gain (loss) on investments and capital gains distributions	35,555	7,629	32,724	22,047
Net unrealized appreciation (depreciation) of investments	7,558	2,847	(3,963)	(276)
Net increase (decrease) in net assets resulting from operations	41,812	10,082	24,462	19,964
Changes from principal transactions:				
Premiums	1,762	1,312	1,642	1,938
Death benefits	(8,333)	(595)	(5,439)	(1,086)
Surrenders and withdrawals	(47,359)	(9,945)	(34,970)	(21,197)
Contract charges	(2,042)	(694)	(1,527)	(1,569)
Cost of insurance and administrative charges	(109)	(14)	(80)	(25)
Transfers between Divisions (including fixed account), net	51,692	29,983	(347)	38,653
Increase (decrease) in net assets derived from principal transactions	(4,389)	20,047	(40,721)	16,714
Total increase (decrease) in net assets	37,423	30,129	(16,259)	36,678
Net assets at December 31, 2014	$ 434,879	$ 115,903	$ 278,933	$ 226,480

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2013	$ 151,300	$ 82,209	$ 6,905	$ 349,367
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,298)	(1,423)	91	(8,612)
Total realized gain (loss) on investments and capital gains distributions	13,392	21,709	(563)	56,044
Net unrealized appreciation (depreciation) of investments	47,208	9,336	1,729	77,217
Net increase (decrease) in net assets resulting from operations	59,302	29,622	1,257	124,649
Changes from principal transactions:				
Premiums	1,447	901	68	2,558
Death benefits	(1,567)	(1,177)	(26)	(7,495)
Surrenders and withdrawals	(15,946)	(8,651)	(652)	(49,810)
Contract charges	(1,531)	(793)	(33)	(3,260)
Transfers between Divisions (including fixed account), net	60,633	459	(360)	144,422
Increase (decrease) in net assets derived from principal transactions	43,036	(9,261)	(1,003)	86,415
Total increase (decrease) in net assets	102,338	20,361	254	211,064
Net assets at December 31, 2013	253,638	102,570	7,159	560,431
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,045)	(1,481)	129	(7,040)
Total realized gain (loss) on investments and capital gains distributions	33,030	14,071	(267)	124,580
Net unrealized appreciation (depreciation) of investments	(26,372)	(8,755)	(245)	(86,453)
Net increase (decrease) in net assets resulting from operations	4,613	3,835	(383)	31,087
Changes from principal transactions:				
Premiums	1,746	983	—	2,423
Death benefits	(1,889)	(724)	(8)	(8,728)
Surrenders and withdrawals	(27,117)	(10,996)	(626)	(63,128)
Contract charges	(1,677)	(714)	(32)	(3,173)
Cost of insurance and administrative charges	(33)	(13)	(1)	(149)
Transfers between Divisions (including fixed account), net	(23,511)	(538)	(25)	(28,815)
Increase (decrease) in net assets derived from principal transactions	(52,481)	(12,002)	(692)	(101,570)
Total increase (decrease) in net assets	(47,868)	(8,167)	(1,075)	(70,483)
Net assets at December 31, 2014	$ 205,770	$ 94,403	$ 6,084	$ 489,948

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
Net assets at January 1, 2013	58,278	1,122	1,443	747
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,076)	(22)	(2)	(7)
Total realized gain (loss) on investments and capital gains distributions	8,247	146	18	1
Net unrealized appreciation (depreciation) of investments	12,438	270	227	193
Net increase (decrease) in net assets resulting from operations	19,609	394	243	187
Changes from principal transactions:				
Premiums	118	(62)	—	(164)
Death benefits	(643)	(38)	—	—
Surrenders and withdrawals	(7,670)	(12)	(113)	(3)
Contract charges	(448)	(2)	(11)	(1)
Transfers between Divisions (including fixed account), net	(1,605)	(1)	(2)	—
Increase (decrease) in net assets derived from principal transactions	(10,248)	(115)	(126)	(168)
Total increase (decrease) in net assets	9,361	279	117	19
Net assets at December 31, 2013	67,639	1,401	1,560	766
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,021)	(24)	(5)	(9)
Total realized gain (loss) on investments and capital gains distributions	10,107	355	107	11
Net unrealized appreciation (depreciation) of investments	(7,289)	(310)	118	56
Net increase (decrease) in net assets resulting from operations	1,797	21	220	58
Changes from principal transactions:				
Premiums	73	(290)	—	(130)
Death benefits	(501)	—	—	—
Surrenders and withdrawals	(10,261)	—	(392)	—
Contract charges	(392)	—	(11)	—
Cost of insurance and administrative charges	(18)	—	—	—
Transfers between Divisions (including fixed account), net	(1,977)	(1)	(4)	(1)
Increase (decrease) in net assets derived from principal transactions	(13,076)	(291)	(407)	(131)
Total increase (decrease) in net assets	(11,279)	(270)	(187)	(73)
Net assets at December 31, 2014	56,360	1,131	1,373	693

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net assets at January 1, 2013	$ 233	$ 712
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(5)	(3)
Total realized gain (loss) on investments		
and capital gains distributions	24	28
Net unrealized appreciation (depreciation)		
of investments	86	(52)
Net increase (decrease) in net assets resulting from		
operations	105	(27)
Changes from principal transactions:		
Premiums	—	—
Death benefits	—	(25)
Surrenders and withdrawals	(6)	(58)
Contract charges	(2)	(5)
Transfers between Divisions		
(including fixed account), net	(15)	36
Increase (decrease) in net assets derived from		
principal transactions	(23)	(52)
Total increase (decrease) in net assets	82	(79)
Net assets at December 31, 2013	315	633
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(5)	(2)
Total realized gain (loss) on investments		
and capital gains distributions	52	7
Net unrealized appreciation (depreciation)		
of investments	(66)	17
Net increase (decrease) in net assets resulting from		
operations	(19)	22
Changes from principal transactions:		
Premiums	—	—
Death benefits	—	—
Surrenders and withdrawals	(69)	(114)
Contract charges	(1)	(4)
Cost of insurance and administrative charges	—	—
Transfers between Divisions		
(including fixed account), net	3	4
Increase (decrease) in net assets derived from		
principal transactions	(67)	(114)
Total increase (decrease) in net assets	(86)	(92)
Net assets at December 31, 2014	$ 229	$ 541

The accompanying notes are an integral part of these financial statements.

1. Organization

Voya Insurance and Annuity Company Separate Account B (the "Account") was established by Voya Insurance and Annuity Company ("VIAC" or the "Company"), which changed its name from ING USA Annuity and Life Insurance Company on September 1, 2014, to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering (the "March 2014, Offering"). Also on March 25, 2014 pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On September 8, 2014, ING completed a sale of 22,277,993 shares of common stock of Voya Financial in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014 pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,722,007 shares of its common stock from ING (the "September 2014 Direct Share Repurchase") (the September 2014 Offering and the September 2014 Direct Share Repurchase collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING's ownership of Voya Financial was reduced to 32.5%.

On November 18, 2014, ING completed a sale of 30,030,013 shares of common stock of Voya Financial in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 4,469,987 shares of its common stock from ING (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share

Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING's ownership of Voya Financial was reduced to 19%.

On March 9, 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya Financial common stock. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries, by the end of 2016.

The Account includes Voya Architect Contracts, Voya GoldenSelect Contracts, Voya Retirement Solutions Rollover Choice Contracts and Voya SmartDesign Contracts (collectively, the "Contracts"), that ceased being available to new contract owners. These Contracts were, however, still available to existing contract owners. Voya GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II and Landmark. Voya SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the VIAC guaranteed interest division, the VIAC fixed interest division and the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VIAC.

At December 31, 2014, the Account had 117 investment divisions (the "Divisions"), 21 of which invest in independently managed mutual funds and 96 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). All "ING" branded Trusts and Funds, excluding the "ING" branded Funds listed in the closed Divisions table, were rebranded with "Voya" or "VY" as of May 1, 2014.

Investment Divisions with assets balances at December 31, 2014 and related Trusts are as follows:

AIM Variable Insurance Funds:
Invesco V.I. American Franchise Fund - Series I Shares

BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III Shares

Columbia Funds Variable Insurance Trust:
Columbia Asset Allocation Fund, Variable Series - Class A
Columbia Small Cap Value Fund, Variable Series - Class B
Columbia Small Company Growth Fund, Variable Series - Class

Columbia Funds Variable Series Trust II:
Columbia VP Large Cap Growth Fund - Class 1

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Service Class 2

Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value VIP Fund - Class 2

Legg Mason Partners Variable Equity Trust:
ClearBridge Variable Large Cap Value Portfolio - Class I

Legg Mason Partners Variable Income Trust:
Western Asset Variable High Income Portfolio

Oppenheimer Variable Account Funds:
Oppenheimer Main Street Small Cap Fund®/VA - Service

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:
Pioneer Equity Income VCT Portfolio - Class II

ProFunds:
ProFund VP Bull
ProFund VP Europe 30
ProFund VP Rising Rates Opportunity

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class S

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class S

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class S

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:
Voya Global Perspectives Portfolio - Class A
Voya Global Resources Portfolio - Adviser Class
Voya Global Resources Portfolio - Service Class
Voya Global Resources Portfolio - Service 2 Class
Voya High Yield Portfolio - Service Class
Voya Large Cap Growth Portfolio - Adviser Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Growth Portfolio - Service Class
Voya Large Cap Growth Portfolio - Service 2 Class
Voya Large Cap Value Portfolio - Service Class
Voya Limited Maturity Bond Portfolio - Service Class
Voya Liquid Assets Portfolio - Service Class
Voya Liquid Assets Portfolio - Service 2 Class
Voya Multi-Manager Large Cap Core Portfolio - Service Class
Voya Retirement Conservative Portfolio - Adviser Class
Voya Retirement Growth Portfolio - Adviser Class
Voya Retirement Moderate Growth Portfolio - Adviser Class
Voya Retirement Moderate Portfolio - Adviser Class
VY® BlackRock Inflation Protected Bond Portfolio - Service
   Class
VY® Clarion Global Real Estate Portfolio - Service Class
VY® Clarion Global Real Estate Portfolio - Service 2 Class
VY® Clarion Real Estate Portfolio - Service Class
VY® Clarion Real Estate Portfolio - Service 2 Class
VY® DFA World Equity Portfolio - Service Class
VY® FMR Diversified Mid Cap Portfolio - Service Class
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
VY® Franklin Income Portfolio - Service Class
VY® Franklin Income Portfolio - Service 2 Class
VY® Franklin Mutual Shares Portfolio - Service Class
VY® Franklin Templeton Founding Strategy Portfolio - Service
   Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® Invesco Growth and Income Portfolio - Service 2 Class

Voya Investors Trust (continued):

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class

VY® Morgan Stanley Global Franchise Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Service 2 Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Service 2 Class

Voya Mutual Funds:

Voya Diversified International Fund - Class R

Voya Partners, Inc.:

Voya Aggregate Bond Portfolio - Service Class

Voya Global Bond Portfolio - Service Class

Voya Solution 2015 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution Income Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Service 2 Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

Voya Partners, Inc. (continued):

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class S

Voya Strategic Allocation Growth Portfolio - Class S

Voya Strategic Allocation Moderate Portfolio - Class S

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Euro STOXX 50® Index Portfolio - Class A

Voya FTSE 100® Index Portfolio - Class A

Voya Global Value Advantage Portfolio - Class S

Voya Hang Seng Index Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class A

Voya International Index Portfolio - Class S

Voya Japan TOPIX® Index Portfolio - Class A

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class S

Voya Russell™ Small Cap Index Portfolio - Class S

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class S

Voya Variable Products Trust:

Voya International Value Portfolio - Class S

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class S

Wells Fargo Funds Trust:

Wells Fargo Advantage VT Omega Growth Fund - Class 2

Wells Fargo Variable Trust:

Wells Fargo Advantage VT Index Asset Allocation Fund - Class

Wells Fargo Advantage VT Intrinsic Value Fund - Class 2

Wells Fargo Advantage VT Small Cap Growth Fund - Class 2

Wells Fargo Advantage VT Total Return Bond Fund

The names of certain Trusts and Divisions were changed during 2014. The following is a summary of current and former names for those Trusts and Divisions excluding any name changes associated with rebranding from the "ING" brand to new Voya brand:

Current Name	Former Name
Franklin Templeton Variable Insurance Products Trust:	**Franklin Templeton Variable Insurance Products Trust:**
Franklin Small Cap Value VIP Fund - Class 2	Franklin Small Cap Value Securities Fund - Class 2
Voya Investors Trust:	**ING Investors Trust:**
ING Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
ING Total Return Bond Portfolio - Service 2 Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class
Voya High Yield Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Voya Partners, Inc.:	**ING Partners, Inc.:**
Voya Aggregate Bond Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class

During 2014, the following Divisions were closed to contract owners:

Voya Investors Trust:
ING American Funds Asset Allocation Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio
ING Bond Portfolio
ING Total Return Bond Portfolio - Service Class
ING Total Return Bond Portfolio - Service 2 Class
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class
VY® BlackRock Large Cap Growth Portfolio - Institutional Class
VY® BlackRock Large Cap Growth Portfolio - Service Class
VY® Marsico Growth Portfolio - Service Class
VY® Marsico Growth Portfolio - Service 2 Class
VY® MFS Total Return Portfolio - Service Class
VY® MFS Total Return Portfolio - Service 2 Class
VY® MFS Utilities Portfolio - Service Class
Voya Variable Insurance Trust:
Voya GET U.S. Core Portfolio - Series 14

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, VIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2014 and for the years ended December 31, 2014 and 2013, were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2014 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2014. The Account had no financial liabilities as of December 31, 2014.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover VIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Withdrawal and Distribution Charges

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the Voya GET U.S. Core Portfolio Funds. These charges are assessed through a reduction in unit values.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Fees Waived by VIAC

Certain charges and fees for various types of Contracts may be waived by VIAC. VIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

During the year ended December 31, 2014, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to the Voya Investors Trust and Voya Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Mutual Funds, Voya Strategic Allocation Portfolio, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates ranging from 0.05% to 0.80% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2014 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 8	$ 4,723
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III Shares	133,336	134,265
Columbia Funds Variable Insurance Trust:		
Columbia Asset Allocation Fund, Variable Series - Class A Shares	15	13
Columbia Small Cap Value Fund, Variable Series - Class B Shares	17,658	28,988
Columbia Small Company Growth Fund, Variable Series - Class A Shares	1	2
Columbia Funds Variable Series Trust II:		
Columbia VP Large Cap Growth Fund - Class 1	—	16
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class 2	6,243	32,283
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	1,418	1,852
Legg Mason Partners Variable Equity Trust:		
ClearBridge Variable Large Cap Value Portfolio - Class I	8	9
Legg Mason Partners Variable Income Trust:		
Western Asset Variable High Income Portfolio	6	2
Oppenheimer Variable Account Funds:		
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	598	474
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	634	2,316
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class II	723	2,079
ProFunds:		
ProFund VP Bull	274	3,243
ProFund VP Europe 30	128	1,643
ProFund VP Rising Rates Opportunity	635	857
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class S	138	962
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class S	2,723,646	521,861
Voya Investors Trust:		
ING American Funds Asset Allocation Portfolio	198,404	507,475
ING American Funds Global Growth and Income Portfolio	3,815	25,589
ING American Funds International Growth and Income Portfolio	2,184	19,372
ING American Funds International Portfolio	24,090	1,053,407
ING American Funds World Allocation Portfolio	36,935	195,760
ING Bond Portfolio	18,622	397,570
ING Total Return Bond Portfolio - Service Class	135,103	2,235,488
ING Total Return Bond Portfolio - Service 2 Class	2,961	53,335
Voya Global Perspectives Portfolio - Class A	196,505	33,376
Voya Global Resources Portfolio - Adviser Class	41,043	25,304
Voya Global Resources Portfolio - Service Class	14,881	76,624
Voya Global Resources Portfolio - Service 2 Class	590	4,265

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
Voya High Yield Portfolio - Service Class	$ 84,080	$ 144,853
Voya Large Cap Growth Portfolio - Adviser Class	165,429	371,230
Voya Large Cap Growth Portfolio - Institutional Class	82	1
Voya Large Cap Growth Portfolio - Service Class	1,070,573	331,287
Voya Large Cap Growth Portfolio - Service 2 Class	18,210	1,954
Voya Large Cap Value Portfolio - Service Class	557,911	168,522
Voya Limited Maturity Bond Portfolio - Service Class	642	9,443
Voya Liquid Assets Portfolio - Service Class	149,298	276,074
Voya Liquid Assets Portfolio - Service 2 Class	8,081	12,070
Voya Multi-Manager Large Cap Core Portfolio - Service Class	20,977	12,794
Voya Retirement Conservative Portfolio - Adviser Class	59,523	112,909
Voya Retirement Growth Portfolio - Adviser Class	73,319	649,967
Voya Retirement Moderate Growth Portfolio - Adviser Class	48,487	412,021
Voya Retirement Moderate Portfolio - Adviser Class	54,783	250,771
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	163,533	392,501
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	33,037	92,953
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	16	89
VY® BlackRock Large Cap Growth Portfolio - Service Class	50,918	193,735
VY® Clarion Global Real Estate Portfolio - Service Class	2,227	20,695
VY® Clarion Global Real Estate Portfolio - Service 2 Class	23	465
VY® Clarion Real Estate Portfolio - Service Class	3,588	63,119
VY® Clarion Real Estate Portfolio - Service 2 Class	281	4,443
VY® DFA World Equity Portfolio - Service Class	14,436	23,258
VY® FMR Diversified Mid Cap Portfolio - Service Class	111,976	110,808
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	5,891	6,397
VY® Franklin Income Portfolio - Service Class	65,976	73,223
VY® Franklin Income Portfolio - Service 2 Class	2,290	1,946
VY® Franklin Mutual Shares Portfolio - Service Class	14,199	31,537
VY® Franklin Templeton Founding Strategy Portfolio - Service Class	38,277	100,412
VY® Invesco Growth and Income Portfolio - Service Class	45,605	85,645
VY® Invesco Growth and Income Portfolio - Service 2 Class	3,648	9,571
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	87,768	111,281
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	2,337	4,445
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	48,032	91,031
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	3,102	7,126
VY® Marsico Growth Portfolio - Service Class	142,557	507,615
VY® Marsico Growth Portfolio - Service 2 Class	5,789	19,462
VY® MFS Total Return Portfolio - Service Class	101,995	680,619
VY® MFS Total Return Portfolio - Service 2 Class	5,112	32,952
VY® MFS Utilities Portfolio - Service Class	169,395	552,298
VY® Morgan Stanley Global Franchise Portfolio - Service Class	46,357	76,779
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	6,211	11,491
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	303,476	349,704
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	8,386	12,966
VY® T. Rowe Price Equity Income Portfolio - Service Class	71,048	132,347
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	2,671	4,303
VY® T. Rowe Price International Stock Portfolio - Service Class	38,877	20,079
VY® Templeton Global Growth Portfolio - Service Class	16,357	53,124

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® Templeton Global Growth Portfolio - Service 2 Class	$ 756	$ 1,582
Voya Mutual Funds:		
Voya Diversified International Fund - Class R	3	26
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Service Class	90	763
Voya Global Bond Portfolio - Service Class	389	1,519
Voya Solution 2015 Portfolio - Service Class	945	3,009
Voya Solution 2025 Portfolio - Service Class	1,686	736
Voya Solution 2035 Portfolio - Service Class	1,040	794
Voya Solution 2045 Portfolio - Service Class	149	367
Voya Solution Income Portfolio - Service Class	524	1,031
VY® American Century Small-Mid Cap Value Portfolio - Service Class	709	363
VY® Baron Growth Portfolio - Service Class	18,899	111,513
VY® Columbia Contrarian Core Portfolio - Service Class	65,888	59,684
VY® Columbia Small Cap Value II Portfolio - Service Class	841	22,089
VY® Invesco Comstock Portfolio - Service Class	56,264	68,833
VY® Invesco Equity and Income Portfolio - Initial Class	70	171
VY® Invesco Equity and Income Portfolio - Service Class	663,333	104,968
VY® Invesco Equity and Income Portfolio - Service 2 Class	560,424	72,603
VY® JPMorgan Mid Cap Value Portfolio - Service Class	14,368	76,216
VY® Oppenheimer Global Portfolio - Initial Class	118	823
VY® Oppenheimer Global Portfolio - Service Class	9,594	34,641
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	799	1,477
VY® T. Rowe Price Growth Equity Portfolio - Service Class	61,334	76,021
VY® Templeton Foreign Equity Portfolio - Service Class	45,903	110,717
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class S	419	591
Voya Strategic Allocation Growth Portfolio - Class S	98	19
Voya Strategic Allocation Moderate Portfolio - Class S	118	387
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	160,582	227,861
Voya Growth and Income Portfolio - Class I	110	172
Voya Growth and Income Portfolio - Class S	90,358	136,696
Voya Variable Insurance Trust:		
Voya GET U.S. Core Portfolio - Series 14	640	19,206
Voya Variable Portfolios, Inc.:		
Voya Euro STOXX 50® Index Portfolio - Class A	15,449	19,819
Voya FTSE 100® Index Portfolio - Class A	3,663	1,965
Voya Global Value Advantage Portfolio - Class S	12,251	26,066
Voya Hang Seng Index Portfolio - Class S	13,373	19,181
Voya Index Plus LargeCap Portfolio - Class S	2,101	23,674
Voya Index Plus MidCap Portfolio - Class S	5,775	21,899
Voya Index Plus SmallCap Portfolio - Class S	1,013	17,374
Voya International Index Portfolio - Class A	1,068,131	145,902
Voya International Index Portfolio - Class S	3,716	21,870
Voya Japan TOPIX® Index Portfolio - Class A	8,335	10,501
Voya Russell™ Large Cap Growth Index Portfolio - Class S	80,468	61,247
Voya Russell™ Large Cap Index Portfolio - Class S	67,644	73,334
Voya Russell™ Large Cap Value Index Portfolio - Class S	43,569	22,361

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	$ 15,245	$ 60,265
Voya Russell™ Mid Cap Index Portfolio - Class S	80,474	59,129
Voya Russell™ Small Cap Index Portfolio - Class S	43,458	84,718
Voya Small Company Portfolio - Class S	19,708	22,606
Voya U.S. Bond Index Portfolio - Class S	90,442	54,467
Voya Variable Products Trust:		
Voya International Value Portfolio - Class S	479	1,043
Voya MidCap Opportunities Portfolio - Class S	81,468	113,343
Voya SmallCap Opportunities Portfolio - Class S	5,657	14,454
Wells Fargo Funds Trust:		
Wells Fargo Advantage VT Omega Growth Fund - Class 2	242	323
Wells Fargo Variable Trust:		
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	22	434
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	5	145
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	27	78
Wells Fargo Advantage VT Total Return Bond Fund	13	129

7. Changes in Units

The changes in units outstanding for the years ended December 31, 2014 and 2013 are shown in the following table.

	Year ended December 31					
	2014			**2013**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	6,155	321,439	(315,284)	108,471	398,420	(289,949)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III Shares	8,224,669	16,150,765	(7,926,096)	20,956,025	22,103,381	(1,147,356)
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A Shares	6	402	(396)	260	3,486	(3,226)
Columbia Small Cap Value Fund, Variable Series - Class B Shares	90,778	1,034,614	(943,836)	888,950	1,695,603	(806,653)
Columbia Small Company Growth Fund, Variable Series - Class A Shares	—	39	(39)	1,213	686	527
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	—	1,038	(1,038)	1	4,871	(4,870)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	97,784	1,916,525	(1,818,741)	1,453,570	3,310,753	(1,857,183)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	19,034	64,028	(44,994)	27,286	95,616	(68,330)
Legg Mason Partners Variable Equity Trust:						
ClearBridge Variable Large Cap Value Portfolio - Class I	—	537	(537)	10	586	(576)
Legg Mason Partners Variable Income Trust:						
Western Asset Variable High Income Portfolio	13	12	1	22	17	5
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	9,895	15,076	(5,181)	18,004	14,858	3,146
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	52,902	175,527	(122,625)	50,678	416,872	(366,194)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	18,693	90,780	(72,087)	25,060	133,821	(108,761)
ProFunds:						
ProFund VP Bull	18,822	271,740	(252,918)	2,462,232	2,627,593	(165,361)
ProFund VP Europe 30	8,740	142,012	(133,272)	1,232,927	1,372,224	(139,297)
ProFund VP Rising Rates Opportunity	337,661	370,221	(32,560)	4,225,533	4,405,654	(180,121)

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31					
	2014			2013		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class S	5,276	59,730	(54,454)	13,877	66,455	(52,578)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class S	205,632,451	54,296,049	151,336,402	27,221,617	31,168,764	(3,947,147)
Voya Investors Trust:						
ING American Funds Asset Allocation Portfolio	—	38,854,627	(38,854,627)	9,924,681	7,453,978	2,470,703
ING American Funds Global Growth and Income Portfolio	—	2,041,047	(2,041,047)	1,607,009	950,663	656,346
ING American Funds International Growth and Income Portfolio	—	1,681,616	(1,681,616)	1,279,880	701,770	578,110
ING American Funds International Portfolio	—	55,332,268	(55,332,268)	7,398,728	12,668,430	(5,269,702)
ING American Funds World Allocation Portfolio	—	12,604,885	(12,604,885)	1,933,640	2,904,399	(970,759)
ING Bond Portfolio	—	35,805,133	(35,805,133)	11,122,462	15,659,190	(4,536,728)
ING Total Return Bond Portfolio - Service Class	—	122,369,814	(122,369,814)	40,970,087	76,926,920	(35,956,833)
ING Total Return Bond Portfolio - Service 2 Class	—	3,560,308	(3,560,308)	882,174	1,573,054	(690,880)
Voya Global Perspectives Portfolio - Class A	20,690,783	4,637,454	16,053,329	2,644,266	304,514	2,339,752
Voya Global Resources Portfolio - Adviser Class	6,351,450	4,843,839	1,507,611	4,170,253	4,785,162	(614,909)
Voya Global Resources Portfolio - Service Class	523,748	2,040,874	(1,517,126)	2,043,323	4,193,713	(2,150,390)
Voya Global Resources Portfolio - Service 2 Class	21,898	148,428	(126,530)	69,500	216,649	(147,149)
Voya High Yield Portfolio - Service Class	6,887,773	11,431,763	(4,543,990)	14,385,054	18,994,786	(4,609,732)
Voya Large Cap Growth Portfolio - Adviser Class	7,290,886	31,177,955	(23,887,069)	12,685,554	33,663,707	(20,978,153)
Voya Large Cap Growth Portfolio - Institutional Class	8,199	58	8,141	—	—	—
Voya Large Cap Growth Portfolio - Service Class	47,543,829	14,966,167	32,577,662	42,191,806	8,451,709	33,740,097
Voya Large Cap Growth Portfolio - Service 2 Class	872,281	87,448	784,833	1,146	4,980	(3,834)
Voya Large Cap Value Portfolio - Service Class	37,839,059	13,426,385	24,412,674	39,917,278	6,594,045	33,323,233
Voya Limited Maturity Bond Portfolio - Service Class	59,492	452,134	(392,642)	1,946,085	2,474,171	(528,086)
Voya Liquid Assets Portfolio - Service Class	34,130,732	42,481,038	(8,350,306)	87,970,851	97,482,923	(9,512,072)
Voya Liquid Assets Portfolio - Service 2 Class	968,025	1,366,964	(398,939)	2,674,163	3,030,695	(356,532)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	1,385,295	1,128,285	257,010	1,673,076	1,964,689	(291,613)
Voya Retirement Conservative Portfolio - Adviser Class	8,160,027	15,620,720	(7,460,693)	19,464,606	30,484,142	(11,019,536)
Voya Retirement Growth Portfolio - Adviser Class	8,400,115	51,654,801	(43,254,686)	17,024,825	46,877,846	(29,853,021)
Voya Retirement Moderate Growth Portfolio - Adviser Class	7,635,583	34,931,925	(27,296,342)	19,105,209	37,160,224	(18,055,015)

101

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31					
	2014			**2013**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
Voya Retirement Moderate Portfolio - Adviser Class	6,303,968	23,097,104	(16,793,136)	14,208,751	26,897,446	(12,688,695)
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	—	17,270,017	(17,270,017)	8,766,148	6,387,551	2,378,597
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	5,896,052	11,019,027	(5,122,975)	10,589,859	29,980,362	(19,390,503)
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	—	6,597	(6,597)	—	575	(575)
VY® BlackRock Large Cap Growth Portfolio - Service Class	—	10,667,858	(10,667,858)	3,721,159	5,310,881	(1,589,722)
VY® Clarion Global Real Estate Portfolio - Service Class	216,124	1,550,019	(1,333,895)	1,554,359	2,696,195	(1,141,836)
VY® Clarion Global Real Estate Portfolio - Service 2 Class	638	32,832	(32,194)	22,795	40,493	(17,698)
VY® Clarion Real Estate Portfolio - Service Class	29,093	836,605	(807,512)	892,339	1,425,188	(532,849)
VY® Clarion Real Estate Portfolio - Service 2 Class	4,723	143,887	(139,164)	88,190	152,505	(64,315)
VY® DFA World Equity Portfolio - Service Class	2,116,962	2,899,551	(782,589)	2,818,109	4,205,300	(1,387,191)
VY® FMR Diversified Mid Cap Portfolio - Service Class	1,654,180	5,835,827	(4,181,647)	5,250,899	10,239,736	(4,988,837)
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	25,583	231,070	(205,487)	124,868	297,242	(172,374)
VY® Franklin Income Portfolio - Service Class	8,554,305	9,843,487	(1,289,182)	11,666,796	13,154,426	(1,487,630)
VY® Franklin Income Portfolio - Service 2 Class	143,323	133,736	9,587	175,138	246,648	(71,510)
VY® Franklin Mutual Shares Portfolio - Service Class	2,013,375	3,155,170	(1,141,795)	2,811,676	4,192,718	(1,381,042)
VY® Franklin Templeton Founding Strategy Portfolio - Service Class	6,086,614	11,853,383	(5,766,769)	9,814,926	11,413,988	(1,599,062)
VY® Invesco Growth and Income Portfolio - Service Class	1,050,668	2,735,832	(1,685,164)	3,976,758	4,778,673	(801,915)
VY® Invesco Growth and Income Portfolio - Service 2 Class	32,798	436,022	(403,224)	176,125	615,964	(439,839)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	4,020,472	7,339,060	(3,318,588)	8,138,332	9,520,810	(1,382,478)
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	9,320	140,522	(131,202)	115,276	190,351	(75,075)
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	2,646,318	5,432,206	(2,785,888)	7,594,153	5,979,366	1,614,787
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	8,997	248,187	(239,190)	74,403	335,412	(261,009)
VY® Marsico Growth Portfolio - Service Class	—	21,521,362	(21,521,362)	7,043,260	9,786,052	(2,742,792)
VY® Marsico Growth Portfolio - Service 2 Class	—	936,562	(936,562)	44,510	232,738	(188,228)
VY® MFS Total Return Portfolio - Service Class	—	21,493,544	(21,493,544)	3,798,744	5,996,629	(2,197,885)
VY® MFS Total Return Portfolio - Service 2 Class	—	1,961,742	(1,961,742)	204,988	509,588	(304,600)
VY® MFS Utilities Portfolio - Service Class	—	21,110,536	(21,110,536)	4,704,451	8,131,013	(3,426,562)
VY® Morgan Stanley Global Franchise Portfolio - Service Class	1,835,351	4,165,701	(2,330,350)	3,431,078	5,114,292	(1,683,214)

102

| | Year ended December 31 | | | | | |
| | **2014** | | | **2013** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	55,674	439,594	(383,920)	156,028	491,307	(335,279)
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	5,849,694	10,637,387	(4,787,693)	13,043,820	14,965,013	(1,921,193)
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	85,020	526,563	(441,543)	247,512	748,332	(500,820)
VY® T. Rowe Price Equity Income Portfolio - Service Class	1,783,023	4,459,082	(2,676,059)	6,498,643	8,415,046	(1,916,403)
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	36,910	208,804	(171,894)	98,856	316,507	(217,651)
VY® T. Rowe Price International Stock Portfolio - Service Class	3,246,334	1,956,972	1,289,362	2,394,315	3,482,765	(1,088,450)
VY® Templeton Global Growth Portfolio - Service Class	1,367,982	2,668,958	(1,300,976)	2,677,867	3,471,401	(793,534)
VY® Templeton Global Growth Portfolio - Service 2 Class	40,795	72,237	(31,442)	54,689	54,697	(8)
Voya Mutual Funds:						
Voya Diversified International Fund - Class R	—	2,469	(2,469)	—	301	(301)
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Service Class	2,136	48,125	(45,989)	12,011	57,885	(45,874)
Voya Global Bond Portfolio - Service Class	27,825	105,079	(77,254)	46,198	152,570	(106,372)
Voya Solution 2015 Portfolio - Service Class	37,503	206,790	(169,287)	37,910	163,170	(125,260)
Voya Solution 2025 Portfolio - Service Class	31,632	38,569	(6,937)	58,750	149,908	(91,158)
Voya Solution 2035 Portfolio - Service Class	4,875	46,366	(41,491)	13,696	116,099	(102,403)
Voya Solution 2045 Portfolio - Service Class	578	22,404	(21,826)	2,164	21,221	(19,057)
Voya Solution Income Portfolio - Service Class	34,008	77,668	(43,660)	58,287	58,324	(37)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	16,509	15,703	806	7,984	22,569	(14,585)
VY® Baron Growth Portfolio - Service Class	2,928,042	7,662,806	(4,734,764)	10,567,431	9,125,223	1,442,208
VY® Columbia Contrarian Core Portfolio - Service Class	3,603,719	5,524,090	(1,920,371)	3,873,744	6,096,031	(2,222,287)
VY® Columbia Small Cap Value II Portfolio - Service Class	176,632	1,477,660	(1,301,028)	1,602,056	3,333,203	(1,731,147)
VY® Invesco Comstock Portfolio - Service Class	4,936,117	5,567,383	(631,266)	7,034,020	6,015,379	1,018,641
VY® Invesco Equity and Income Portfolio - Initial Class	41	8,831	(8,790)	49	10,813	(10,764)
VY® Invesco Equity and Income Portfolio - Service Class	38,017,936	6,236,759	31,781,177	5,082,080	3,376,992	1,705,088
VY® Invesco Equity and Income Portfolio - Service 2 Class	55,353,972	8,972,837	46,381,135	—	—	—
VY® JPMorgan Mid Cap Value Portfolio - Service Class	296,617	3,958,460	(3,661,843)	8,569,667	7,106,692	1,462,975
VY® Oppenheimer Global Portfolio - Initial Class	581	40,914	(40,333)	12,229	68,960	(56,731)
VY® Oppenheimer Global Portfolio - Service Class	1,432,705	2,765,984	(1,333,279)	3,356,627	3,014,114	342,513
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	10,973	56,547	(45,574)	13,340	125,341	(112,001)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	6,366,895	8,360,312	(1,993,417)	11,691,590	8,701,388	2,990,202
VY® Templeton Foreign Equity Portfolio - Service Class	5,579,109	11,189,516	(5,610,407)	1,157,249	5,356,224	(4,198,975)

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class S	22,389	33,161	(10,772)	31,747	2,314	29,433
Voya Strategic Allocation Growth Portfolio - Class S	4,830	1,354	3,476	1,954	4,034	(2,080)
Voya Strategic Allocation Moderate Portfolio - Class S	5,923	20,379	(14,456)	14,666	3,855	10,811
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	4,412,583	18,512,461	(14,099,878)	6,556,895	19,776,986	(13,220,091)
Voya Growth and Income Portfolio - Class I	167	13,342	(13,175)	80,977	9,089	71,888
Voya Growth and Income Portfolio - Class S	298,308	9,858,505	(9,560,197)	4,730,694	15,126,919	(10,396,225)
Voya Variable Insurance Trust:						
Voya GET U.S. Core Portfolio - Series 14	—	1,858,109	(1,858,109)	80,671	475,298	(394,627)
Voya Variable Portfolios, Inc.:						
Voya Euro STOXX 50® Index Portfolio - Class A	1,954,837	2,502,692	(547,855)	4,893,818	2,538,862	2,354,956
Voya FTSE 100® Index Portfolio - Class A	281,094	201,716	79,378	1,826,226	1,640,696	185,530
Voya Global Value Advantage Portfolio - Class S	1,420,324	3,028,070	(1,607,746)	2,643,081	4,882,369	(2,239,288)
Voya Hang Seng Index Portfolio - Class S	1,157,539	1,607,146	(449,607)	2,391,417	3,412,805	(1,021,388)
Voya Index Plus LargeCap Portfolio - Class S	53,825	1,484,628	(1,430,803)	1,116,940	2,979,221	(1,862,281)
Voya Index Plus MidCap Portfolio - Class S	44,860	1,017,963	(973,103)	882,146	1,811,340	(929,194)
Voya Index Plus SmallCap Portfolio - Class S	72,677	875,237	(802,560)	756,528	1,520,313	(763,785)
Voya International Index Portfolio - Class A	108,064,647	16,769,829	91,294,818	—	—	—
Voya International Index Portfolio - Class S	559,715	2,372,143	(1,812,428)	5,062,447	3,734,297	1,328,150
Voya Japan TOPIX® Index Portfolio - Class A	785,867	1,053,190	(267,323)	2,469,743	1,841,114	628,629
Voya Russell™ Large Cap Growth Index Portfolio - Class S	5,137,440	4,208,857	928,583	3,570,589	4,048,307	(477,718)
Voya Russell™ Large Cap Index Portfolio - Class S	8,117,087	8,401,156	(284,069)	9,968,388	12,243,945	(2,275,557)
Voya Russell™ Large Cap Value Index Portfolio - Class S	2,764,851	1,772,857	991,994	3,650,290	3,354,797	295,493
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	1,774,360	3,481,944	(1,707,584)	2,894,640	4,262,777	(1,368,137)
Voya Russell™ Mid Cap Index Portfolio - Class S	7,309,090	6,288,038	1,021,052	7,928,340	6,087,436	1,840,904
Voya Russell™ Small Cap Index Portfolio - Class S	4,384,270	7,823,594	(3,439,324)	12,334,282	9,252,271	3,082,011
Voya Small Company Portfolio - Class S	1,115,108	1,874,486	(759,378)	4,658,228	5,159,401	(501,173)
Voya U.S. Bond Index Portfolio - Class S	11,753,656	8,630,784	3,122,872	7,551,156	11,778,600	(4,227,444)

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Products Trust:						
Voya International Value Portfolio - Class S	16,241	53,385	(37,144)	16,046	76,277	(60,231)
Voya MidCap Opportunities Portfolio - Class S	1,454,747	7,586,305	(6,131,558)	17,715,140	11,218,264	6,496,876
Voya SmallCap Opportunities Portfolio - Class S	61,060	969,356	(908,296)	478,444	1,310,712	(832,268)
Wells Fargo Funds Trust:						
Wells Fargo Advantage VT Omega Growth Fund - Class 2	239	15,599	(15,360)	1,853	9,209	(7,356)
Wells Fargo Variable Trust:						
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	—	23,180	(23,180)	—	8,375	(8,375)
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	1	7,658	(7,657)	16,046	28,110	(12,064)
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	219	3,207	(2,988)	12	1,071	(1,059)
Wells Fargo Advantage VT Total Return Bond Fund	385	8,560	(8,175)	4,259	7,946	(3,687)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I Shares													
2014		1,083	$14.30	to	$14.85	$15,741	0.04%	0.95%	to	2.35%	5.93%	to	7.38%
2013		1,398	$13.50	to	$13.83	$19,078	0.42%	0.95%	to	2.35%	36.78%	to	38.86%
2012	04/27/2012	1,688	$9.87	to	$9.96	$16,725	(c)	0.95%	to	2.35%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Global Allocation V.I. Fund - Class III Shares													
2014		85,829	$11.29	to	$12.42	$1,011,854	2.16%	0.95%	to	2.35%	-0.44%	to	0.98%
2013		93,742	$11.34	to	$12.30	$1,103,143	1.07%	0.95%	to	2.35%	11.72%	to	13.30%
2012		94,889	$10.15	to	$10.86	$993,413	1.40%	0.95%	to	2.35%	7.41%	to	8.93%
2011		111,786	$9.45	to	$9.97	$1,082,096	2.30%	0.95%	to	2.35%	-5.88%	to	-4.50%
2010		112,825	$9.97	to	$10.44	$1,153,042	1.14%	0.95%	to	2.60%	6.86%	to	8.65%
Columbia Asset Allocation Fund, Variable Series - Class A Shares													
2014		16	$20.57	to	$21.57	$333	2.47%	1.40%	to	1.80%	8.09%	to	8.50%
2013		16	$19.03	to	$19.88	$315	2.50%	1.40%	to	1.80%	16.04%	to	16.53%
2012		19	$16.40	to	$17.06	$325	2.32%	1.40%	to	1.80%	10.96%	to	11.43%
2011		18	$14.78	to	$15.31	$279	2.75%	1.40%	to	1.80%	-2.64%	to	-2.23%
2010		20	$15.18	to	$15.66	$303	2.29%	1.40%	to	1.80%	11.37%	to	11.86%
Columbia Small Cap Value Fund, Variable Series - Class B Shares													
2014		4,560	$16.29	to	$29.73	$123,452	0.46%	0.95%	to	2.35%	0.68%	to	2.10%
2013		5,503	$16.18	to	$29.22	$147,852	1.00%	0.95%	to	2.35%	30.91%	to	32.79%
2012		6,310	$12.36	to	$22.07	$128,867	0.29%	0.95%	to	2.35%	8.61%	to	10.19%
2011		7,095	$11.38	to	$20.09	$132,452	0.88%	0.95%	to	2.35%	-8.37%	to	-7.04%
2010		8,008	$12.42	to	$21.68	$162,178	1.03%	0.95%	to	2.35%	23.58%	to	25.22%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia Small Company Growth Fund, Variable Series - Class A Shares													
2014		1		$25.35		$29	-		1.40%			-5.97%	
2013		1		$26.96		$32	(f)		1.40%			(f)	
2012		1		$19.18		$13	-		1.55%			10.29%	
2011		1		$17.39		$11	-		1.55%			-7.01%	
2010		1	$18.70	to	$18.85	$18	-	1.45%	to	1.55%	26.35%	to	26.51%
Columbia VP Large Cap Growth Fund - Class 1													
2014		33	$11.03	to	$11.22	$366	-	1.45%	to	1.90%	11.98%	to	12.54%
2013		34	$9.85	to	$9.99	$336	-	1.40%	to	1.90%	27.92%	to	28.74%
2012		39	$7.70	to	$7.76	$299	-	1.40%	to	1.90%	18.07%	to	18.65%
2011	04/29/2011	41	$6.52	to	$6.55	$271	(b)	1.40%	to	1.90%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Fidelity® VIP Equity-Income Portfolio - Service Class 2													
2014		9,198	$13.68	to	$20.90	$152,112	2.47%	0.75%	to	2.35%	5.91%	to	7.66%
2013		11,017	$12.76	to	$19.46	$170,991	2.24%	0.75%	to	2.35%	24.82%	to	26.90%
2012		12,874	$10.10	to	$15.37	$159,095	2.88%	0.75%	to	2.35%	14.35%	to	16.13%
2011		14,627	$8.73	to	$13.27	$157,133	2.22%	0.75%	to	2.55%	-1.91%	to	-0.08%
2010		16,702	$8.77	to	$13.31	$181,385	1.50%	0.75%	to	2.60%	11.86%	to	14.02%
Franklin Small Cap Value VIP Fund - Class 2													
2014		403	$27.59	to	$29.06	$11,568	0.61%	0.75%	to	1.35%	-0.78%	to	-0.17%
2013		448	$27.73	to	$29.18	$12,932	1.34%	0.75%	to	1.35%	34.40%	to	35.19%
2012		516	$20.58	to	$21.64	$11,060	0.77%	0.75%	to	1.35%	16.80%	to	17.52%
2011		646	$17.58	to	$18.46	$11,819	0.72%	0.75%	to	1.35%	-5.08%	to	-4.51%
2010		748	$18.47	to	$19.38	$14,384	0.75%	0.75%	to	1.35%	26.54%	to	27.30%
ClearBridge Variable Large Cap Value Portfolio - Class I													
2014		6	$13.98	to	$14.14	$90	2.25%	1.25%	to	1.40%	10.17%	to	10.30%
2013		7	$12.69	to	$12.82	$88	1.24%	1.25%	to	1.40%	30.56%	to	30.68%
2012		8	$9.72	to	$9.81	$73	2.70%	1.25%	to	1.40%	14.76%	to	15.01%
2011		9	$8.47	to	$8.53	$75	2.61%	1.25%	to	1.40%	3.55%	to	3.65%
2010		10	$8.18	to	$8.23	$78	2.53%	1.25%	to	1.40%	7.92%	to	8.15%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Western Asset Variable High Income Portfolio													
	2014	3		$26.29		$69	7.19%		1.40%			-1.72%	
	2013	3		$26.75		$70	7.41%		1.40%			7.69%	
	2012	3		$24.84		$65	7.35%		1.40%			16.18%	
	2011	3		$21.38		$71	8.39%		1.40%			0.99%	
	2010	3	$21.17	to	$21.68	$72	9.33%	1.25%	to	1.40%	14.99%	to	15.20%
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares													
	2014	67	$31.85	to	$33.78	$2,206	0.60%	0.75%	to	1.35%	10.13%	to	10.83%
	2013	72	$28.92	to	$30.48	$2,150	0.66%	0.75%	to	1.35%	38.71%	to	39.56%
	2012	69	$20.85	to	$21.84	$1,478	0.34%	0.75%	to	1.35%	16.09%	to	16.79%
	2011	78	$17.96	to	$18.70	$1,442	0.42%	0.75%	to	1.35%	-3.70%	to	-3.11%
	2010	97	$18.65	to	$19.30	$1,859	0.40%	0.75%	to	1.35%	21.42%	to	22.15%
PIMCO Real Return Portfolio - Administrative Class													
	2014	497	$13.34	to	$14.15	$6,846	1.46%	0.75%	to	1.35%	1.68%	to	2.31%
	2013	619	$13.12	to	$13.83	$8,362	1.32%	0.75%	to	1.35%	-10.44%	to	-9.90%
	2012	986	$14.65	to	$15.35	$14,814	1.06%	0.75%	to	1.35%	7.33%	to	7.95%
	2011	929	$13.65	to	$14.22	$12,983	4.88%	0.75%	to	1.35%	10.17%	to	10.83%
	2010	985	$12.39	to	$12.83	$12,463	1.47%	0.75%	to	1.35%	6.63%	to	7.27%
Pioneer Equity Income VCT Portfolio - Class II													
	2014	620	$21.19	to	$24.37	$14,829	2.64%	0.75%	to	1.35%	11.22%	to	11.90%
	2013	692	$19.00	to	$21.83	$14,814	2.37%	0.75%	to	1.35%	27.13%	to	27.85%
	2012	801	$14.91	to	$17.11	$13,428	3.72%	0.75%	to	1.35%	8.45%	to	9.15%
	2011	955	$13.71	to	$15.72	$14,738	2.01%	0.75%	to	1.35%	4.38%	to	5.03%
	2010	1,063	$13.11	to	$15.01	$15,665	1.99%	0.75%	to	1.35%	17.62%	to	18.27%
ProFund VP Bull													
	2014	809	$11.88	to	$15.52	$10,274	-	0.95%	to	2.25%	8.99%	to	10.40%
	2013	1,062	$10.90	to	$14.07	$12,351	1.13%	0.95%	to	2.25%	26.74%	to	28.51%
	2012	1,228	$8.60	to	$10.95	$11,201	-	0.95%	to	2.25%	11.40%	to	12.82%
	2011	1,471	$7.72	to	$10.92	$12,013	-	0.95%	to	2.25%	-2.28%	to	-0.89%
	2010	1,815	$7.90	to	$11.12	$15,111	0.12%	0.95%	to	2.25%	10.03%	to	11.48%

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
ProFund VP Europe 30													
2014		440	$9.40	to	$11.26	$4,439	1.27%	0.95%	to	2.35%	-10.77%	to	-9.56%
2013		573	$10.53	to	$12.45	$6,458	1.44%	0.95%	to	2.35%	18.71%	to	20.52%
2012		713	$8.86	to	$10.33	$6,719	3.31%	0.95%	to	2.35%	13.85%	to	15.42%
2011		844	$7.77	to	$8.95	$6,949	1.04%	0.95%	to	2.35%	-10.98%	to	-9.69%
2010		1,006	$8.72	to	$13.52	$9,261	1.57%	0.95%	to	2.35%	0.21%	to	1.64%
ProFund VP Rising Rates Opportunity													
2014		1,653	$2.03	to	$2.51	$3,592	-	0.95%	to	2.35%	-31.96%	to	-30.91%
2013		1,686	$2.97	to	$3.68	$5,347	-	0.95%	to	2.35%	13.79%	to	15.59%
2012		1,866	$2.61	to	$3.23	$5,177	-	0.95%	to	2.35%	-9.12%	to	-8.01%
2011		1,897	$2.87	to	$3.55	$5,755	-	0.95%	to	2.35%	-38.96%	to	-38.03%
2010		2,136	$4.70	to	$5.80	$10,541	-	0.95%	to	2.60%	-18.20%	to	-16.72%
Voya Balanced Portfolio - Class S													
2014		265	$12.50	to	$18.27	$4,179	1.42%	0.75%	to	2.00%	3.91%	to	5.18%
2013		319	$12.03	to	$17.37	$4,807	1.90%	0.75%	to	2.00%	13.92%	to	15.49%
2012		372	$10.56	to	$15.04	$4,876	2.90%	0.75%	to	2.00%	11.24%	to	12.66%
2011		460	$9.44	to	$13.35	$5,392	2.50%	0.75%	to	2.10%	-3.67%	to	-2.34%
2010		562	$9.80	to	$13.67	$6,681	2.62%	0.75%	to	2.10%	11.49%	to	12.88%
Voya Intermediate Bond Portfolio - Class S													
2014		230,215	$11.66	to	$16.91	$3,376,542	4.61%	0.75%	to	2.35%	3.97%	to	5.69%
2013		78,899	$11.20	to	$16.00	$1,106,841	3.04%	0.75%	to	2.35%	-2.71%	to	-1.11%
2012		82,847	$11.50	to	$16.18	$1,185,574	4.24%	0.75%	to	2.60%	6.25%	to	8.30%
2011		91,027	$10.79	to	$14.94	$1,214,624	4.18%	0.75%	to	2.60%	4.48%	to	6.49%
2010		99,181	$10.28	to	$14.03	$1,253,226	4.77%	0.75%	to	2.60%	6.67%	to	8.68%
Voya Global Perspectives Portfolio - Class A													
2014		18,392	$10.48	to	$10.74	$195,095	0.04%	0.95%	to	2.35%	1.35%	to	2.40%
2013	05/09/2013	2,340	$10.34	to	$10.41	$24,351	(d)	1.40%	to	2.35%		(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	
2011		(d)	(d)			(d)	(d)	(d)				(d)	
2010		(d)	(d)			(d)	(d)	(d)				(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Resources Portfolio - Adviser Class													
2014		9,492	$7.87	to	$8.33	$76,594	0.91%	0.95%	to	2.35%	-14.18%	to	-12.96%
2013		7,982	$9.17	to	$9.57	$74,575	0.58%	0.95%	to	2.35%	10.48%	to	12.19%
2012		8,597	$8.30	to	$8.53	$72,214	0.62%	0.95%	to	2.35%	-5.47%	to	-4.16%
2011	01/24/2011	9,963	$8.78	to	$8.90	$87,944	(b)	0.95%	to	2.35%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Global Resources Portfolio - Service Class													
2014		9,235	$7.65	to	$43.69	$281,022	1.09%	0.80%	to	2.55%	-14.05%	to	-12.50%
2013		10,751	$8.87	to	$49.93	$380,095	0.94%	0.80%	to	2.60%	10.68%	to	12.68%
2012		12,902	$7.99	to	$44.31	$410,662	0.76%	0.80%	to	2.60%	-5.36%	to	-3.61%
2011		14,721	$8.41	to	$45.97	$491,277	0.55%	0.80%	to	2.60%	-11.52%	to	-9.88%
2010		17,390	$9.47	to	$51.01	$653,531	0.86%	0.80%	to	2.60%	18.51%	to	20.68%
Voya Global Resources Portfolio - Service 2 Class													
2014		688	$15.91	to	$25.70	$14,637	0.90%	1.40%	to	2.20%	-13.81%	to	-13.15%
2013		815	$18.46	to	$29.59	$20,189	0.79%	1.40%	to	2.20%	10.87%	to	11.79%
2012		962	$16.65	to	$26.47	$21,585	0.60%	1.40%	to	2.20%	-5.13%	to	-4.34%
2011		1,052	$17.55	to	$27.67	$24,799	0.42%	1.40%	to	2.20%	-11.23%	to	-10.51%
2010		1,153	$19.77	to	$30.92	$30,533	0.77%	1.40%	to	2.20%	18.81%	to	19.75%
Voya High Yield Portfolio - Service Class													
2014		25,246	$12.38	to	$19.51	$446,912	6.31%	0.75%	to	2.35%	-1.21%	to	0.43%
2013		29,793	$12.49	to	$19.46	$531,257	5.82%	0.75%	to	2.35%	3.15%	to	4.81%
2012		34,403	$12.07	to	$19.25	$590,727	6.55%	0.50%	to	2.60%	11.03%	to	13.44%
2011		32,978	$10.80	to	$16.97	$506,277	7.29%	0.50%	to	2.60%	1.69%	to	3.92%
2010		34,750	$12.41	to	$16.33	$519,986	7.27%	0.50%	to	2.60%	11.31%	to	13.64%
Voya Large Cap Growth Portfolio - Adviser Class													
2014		139,756	$14.40	to	$15.04	$2,047,691	0.07%	0.75%	to	2.35%	10.43%	to	12.16%
2013		163,684	$13.04	to	$13.41	$2,158,334	0.35%	0.75%	to	2.35%	27.22%	to	29.32%
2012	04/30/2012	184,662	$10.23	to	$10.37	$1,901,279	(c)	0.75%	to	2.60%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Institutional Class													
2014	07/18/2014	8	$10.66	to	$10.69	$87	(e)	0.75%	to	1.35%		(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
2010		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Large Cap Growth Portfolio - Service Class													
2014		79,906	$10.65	to	$26.28	$1,810,256	0.22%	0.75%	to	2.35%	10.72%	to	12.50%
2013		47,336	$18.47	to	$23.36	$966,897	0.70%	0.75%	to	2.60%	27.56%	to	29.63%
2012		13,596	$14.48	to	$18.02	$214,540	0.47%	0.75%	to	2.35%	15.01%	to	16.94%
2011		15,951	$12.59	to	$15.41	$217,732	0.27%	0.75%	to	2.35%	-0.16%	to	1.52%
2010		8,969	$12.61	to	$15.18	$121,916	0.34%	0.75%	to	2.35%	11.59%	to	13.37%
Voya Large Cap Growth Portfolio - Service 2 Class													
2014		837	$20.46	to	$23.11	$18,447	0.02%	1.40%	to	2.20%	10.77%	to	11.64%
2013		52	$18.47	to	$20.70	$1,017	0.32%	1.40%	to	2.20%	27.47%	to	28.57%
2012		56	$14.49	to	$16.10	$856	0.49%	1.40%	to	2.20%	15.09%	to	16.08%
2011		59	$12.59	to	$13.87	$784	0.24%	1.40%	to	2.20%	-0.16%	to	0.58%
2010		67	$12.61	to	$13.79	$886	-	1.40%	to	2.20%	11.59%	to	12.57%
Voya Large Cap Value Portfolio - Service Class													
2014		64,564	$11.98	to	$16.11	$1,004,251	2.06%	0.75%	to	2.35%	7.12%	to	8.93%
2013		40,153	$11.07	to	$14.82	$579,266	0.86%	0.75%	to	2.35%	27.61%	to	29.48%
2012		6,830	$11.12	to	$11.45	$76,880	2.34%	0.90%	to	2.35%	11.65%	to	13.37%
2011	01/21/2011	6,463	$9.95	to	$10.10	$64,740	(b)	0.90%	to	2.45%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Limited Maturity Bond Portfolio - Service Class													
2014		1,963	$10.14	to	$28.73	$41,765	0.68%	0.50%	to	2.25%	-1.57%	to	0.17%
2013		2,355	$10.27	to	$28.68	$50,546	0.88%	0.50%	to	2.25%	-1.55%	to	0.21%
2012		2,884	$10.41	to	$28.62	$62,727	0.78%	0.50%	to	2.25%	-0.79%	to	0.99%
2011		3,478	$10.46	to	$28.34	$75,764	3.11%	0.50%	to	2.25%	-1.10%	to	0.64%
2010		4,330	$10.56	to	$28.16	$94,829	3.66%	0.50%	to	2.25%	0.85%	to	2.62%

111

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Liquid Assets Portfolio - Service Class													
2014		39,812	$8.77	to	$18.70	$558,683	-	0.75%	to	2.35%	-2.35%	to	-0.74%
2013		48,160	$8.97	to	$18.84	$685,459	-	0.75%	to	2.35%	-2.29%	to	-0.74%
2012		57,672	$9.17	to	$18.98	$822,755	-	0.75%	to	2.35%	-2.44%	to	-0.73%
2011		67,502	$9.39	to	$19.12	$994,227	-	0.75%	to	2.35%	-2.29%	to	-0.73%
2010		70,785	$9.60	to	$19.26	$1,063,594	-	0.75%	to	2.60%	-2.58%	to	-0.77%
Voya Liquid Assets Portfolio - Service 2 Class													
2014		812	$9.23	to	$9.87	$7,703	-	1.40%	to	2.20%	-2.22%	to	-1.40%
2013		1,211	$9.43	to	$10.01	$11,692	-	1.40%	to	2.20%	-2.18%	to	-1.38%
2012		1,568	$9.63	to	$10.15	$15,419	-	1.40%	to	2.20%	-2.23%	to	-1.36%
2011		1,931	$9.84	to	$10.29	$19,328	-	1.40%	to	2.20%	-2.18%	to	-1.34%
2010		2,263	$10.04	to	$10.43	$23,027	-	1.40%	to	2.20%	-2.13%	to	-1.42%
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2014		3,824	$14.47	to	$18.72	$65,012	1.04%	0.75%	to	2.35%	12.28%	to	14.08%
2013		3,566	$12.73	to	$16.41	$53,705	0.70%	0.75%	to	2.35%	27.23%	to	29.31%
2012		3,858	$9.88	to	$12.69	$45,382	1.26%	0.75%	to	2.35%	7.69%	to	9.49%
2011		4,457	$9.06	to	$11.59	$48,382	1.32%	0.75%	to	2.60%	-7.09%	to	-5.23%
2010		5,005	$9.61	to	$12.23	$57,938	1.02%	0.75%	to	2.60%	12.94%	to	14.94%
Voya Retirement Conservative Portfolio - Adviser Class													
2014		42,094	$9.97	to	$10.74	$433,936	3.02%	0.95%	to	2.35%	3.42%	to	4.88%
2013		49,552	$9.64	to	$10.24	$491,016	3.35%	0.95%	to	2.35%	1.90%	to	3.43%
2012		60,572	$9.46	to	$9.90	$584,925	2.99%	0.95%	to	2.35%	5.35%	to	6.92%
2011		60,971	$8.98	to	$9.26	$555,004	1.59%	0.95%	to	2.35%	2.75%	to	4.16%
2010		53,453	$8.74	to	$8.89	$470,803	0.25%	0.95%	to	2.35%	5.30%	to	6.85%
Voya Retirement Growth Portfolio - Adviser Class													
2014		307,066	$12.93	to	$13.92	$4,103,107	1.65%	0.95%	to	2.35%	2.86%	to	4.28%
2013		350,342	$12.57	to	$13.35	$4,522,383	1.85%	0.95%	to	2.35%	15.85%	to	17.62%
2012		380,195	$10.76	to	$11.35	$4,208,491	2.39%	0.95%	to	2.60%	10.02%	to	11.83%
2011		412,396	$9.78	to	$10.15	$4,111,687	0.83%	0.95%	to	2.60%	-3.74%	to	-2.12%
2010		449,035	$10.16	to	$10.37	$4,611,727	0.37%	0.95%	to	2.60%	8.66%	to	10.55%

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Retirement Moderate Growth Portfolio - Adviser Class													
2014		206,503	$12.94	to	$13.94	$2,763,243	1.64%	0.95%	to	2.35%	3.19%	to	4.73%
2013		233,805	$12.41	to	$13.31	$3,012,105	2.07%	0.95%	to	2.60%	12.72%	to	14.64%
2012		251,860	$11.01	to	$11.61	$2,852,881	2.58%	0.95%	to	2.60%	8.69%	to	10.48%
2011		276,852	$10.13	to	$10.51	$2,858,948	1.05%	0.95%	to	2.60%	-2.50%	to	-0.85%
2010		303,412	$10.39	to	$10.60	$3,185,520	0.47%	0.95%	to	2.60%	8.12%	to	9.96%
Voya Retirement Moderate Portfolio - Adviser Class													
2014		115,102	$12.48	to	$13.44	$1,486,439	2.92%	0.95%	to	2.35%	2.80%	to	4.27%
2013		131,903	$12.14	to	$12.89	$1,646,445	2.70%	0.95%	to	2.35%	7.43%	to	8.98%
2012		144,592	$11.21	to	$11.83	$1,668,464	3.17%	0.95%	to	2.60%	7.38%	to	9.23%
2011		157,865	$10.44	to	$10.83	$1,681,480	1.39%	0.95%	to	2.60%	-0.48%	to	1.12%
2010		171,842	$10.49	to	$10.71	$1,823,032	0.56%	0.95%	to	2.60%	6.61%	to	8.51%
Voya U.S. Bond Index Portfolio - Class S													
2014		19,433	$11.15	to	$12.52	$226,662	1.78%	0.75%	to	2.35%	2.95%	to	4.71%
2013		16,310	$10.83	to	$11.98	$183,572	1.59%	0.75%	to	2.35%	-5.00%	to	-3.57%
2012		20,537	$11.27	to	$12.44	$241,724	1.85%	0.75%	to	2.60%	0.90%	to	2.84%
2011		25,756	$11.17	to	$12.12	$297,554	1.93%	0.75%	to	2.60%	4.20%	to	6.11%
2010		21,158	$10.72	to	$11.43	$232,631	2.46%	0.75%	to	2.60%	3.18%	to	5.12%
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
2014		20,607	$10.98	to	$12.05	$234,867	1.34%	0.75%	to	2.35%	0.09%	to	1.77%
2013		25,733	$10.97	to	$11.84	$291,031	-	0.75%	to	2.35%	-10.81%	to	-9.41%
2012		45,124	$12.19	to	$13.07	$568,856	0.67%	0.75%	to	2.60%	3.80%	to	5.57%
2011		41,818	$11.85	to	$12.38	$504,313	2.03%	0.75%	to	2.35%	9.42%	to	11.13%
2010		23,288	$10.78	to	$11.14	$255,091	1.85%	0.75%	to	2.60%	2.76%	to	4.70%
VY® Clarion Global Real Estate Portfolio - Service Class													
2014		8,280	$11.41	to	$14.99	$114,698	1.11%	0.75%	to	2.35%	11.16%	to	12.93%
2013		9,614	$10.16	to	$13.29	$119,039	5.50%	0.75%	to	2.35%	1.27%	to	2.94%
2012		10,755	$9.93	to	$12.94	$130,676	0.55%	0.75%	to	2.35%	22.73%	to	24.79%
2011		12,280	$8.01	to	$10.40	$120,762	3.48%	0.75%	to	2.35%	-7.52%	to	-6.08%
2010		14,082	$8.57	to	$11.08	$148,699	8.36%	0.75%	to	2.35%	13.21%	to	15.19%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Service 2 Class													
2014		110	$13.25	to	$14.22	$1,505	0.98%	1.40%	to	2.20%	11.15%	to	12.06%
2013		142	$11.92	to	$12.69	$1,749	5.37%	1.40%	to	2.20%	1.27%	to	2.09%
2012		160	$11.77	to	$12.43	$1,935	0.37%	1.40%	to	2.20%	22.73%	to	23.68%
2011		185	$9.59	to	$10.05	$1,815	3.33%	1.40%	to	2.20%	-7.52%	to	-6.69%
2010		214	$10.37	to	$10.77	$2,264	8.28%	1.40%	to	2.20%	13.21%	to	14.09%
VY® Clarion Real Estate Portfolio - Service Class													
2014		3,046	$16.09	to	$134.70	$250,745	1.38%	0.50%	to	2.35%	26.80%	to	29.23%
2013		3,853	$12.06	to	$104.23	$246,851	1.34%	0.50%	to	2.35%	-0.33%	to	1.54%
2012		4,386	$12.07	to	$102.65	$283,259	0.99%	0.50%	to	2.60%	12.57%	to	14.96%
2011		5,197	$10.67	to	$89.29	$292,946	1.29%	0.50%	to	2.60%	6.64%	to	8.96%
2010		6,187	$9.95	to	$81.95	$322,300	3.38%	0.50%	to	2.60%	24.70%	to	27.33%
VY® Clarion Real Estate Portfolio - Service 2 Class													
2014		669	$19.08	to	$35.87	$19,323	1.24%	1.40%	to	2.20%	26.95%	to	27.92%
2013		808	$15.03	to	$28.04	$18,629	1.24%	1.40%	to	2.20%	-0.40%	to	0.43%
2012		872	$15.09	to	$27.92	$20,237	0.89%	1.40%	to	2.20%	12.86%	to	13.77%
2011		981	$13.37	to	$24.54	$20,207	1.17%	1.40%	to	2.20%	6.87%	to	7.77%
2010		1,093	$12.51	to	$22.77	$21,031	3.24%	1.40%	to	2.20%	24.98%	to	26.01%
VY® DFA World Equity Portfolio - Service Class													
2014		15,921	$10.31	to	$12.67	$172,930	1.59%	0.75%	to	2.35%	-0.96%	to	0.72%
2013		16,705	$10.41	to	$12.58	$182,004	1.97%	0.75%	to	2.35%	21.90%	to	23.82%
2012		18,092	$8.54	to	$10.16	$160,718	2.12%	0.75%	to	2.35%	15.25%	to	17.05%
2011		20,489	$7.41	to	$8.68	$156,789	2.37%	0.75%	to	2.35%	-11.36%	to	-9.77%
2010		25,962	$8.36	to	$9.62	$222,454	1.62%	0.75%	to	2.60%	22.04%	to	23.81%
VY® FMR Diversified Mid Cap Portfolio - Service Class													
2014		27,153	$14.31	to	$26.06	$619,013	0.23%	0.80%	to	2.35%	3.51%	to	5.20%
2013		31,336	$13.81	to	$24.80	$686,993	0.46%	0.80%	to	2.35%	32.84%	to	34.92%
2012		36,325	$10.38	to	$19.33	$596,317	0.60%	0.50%	to	2.35%	11.94%	to	14.04%
2011		43,006	$9.27	to	$16.95	$626,916	0.20%	0.50%	to	2.35%	-13.06%	to	-11.40%
2010		52,695	$10.64	to	$19.13	$879,120	0.14%	0.50%	to	2.60%	25.00%	to	27.70%

114

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class													
2014		1,165	$19.48	to	$31.21	$31,292	0.18%	1.40%	to	2.20%	3.51%	to	4.35%
2013		1,370	$18.82	to	$29.91	$35,504	0.32%	1.40%	to	2.20%	32.91%	to	34.01%
2012		1,542	$14.16	to	$22.32	$30,178	0.49%	1.40%	to	2.20%	11.85%	to	12.78%
2011		1,696	$12.66	to	$19.79	$29,604	0.20%	1.40%	to	2.20%	-12.99%	to	-12.32%
2010		1,862	$14.55	to	$22.57	$37,335	0.04%	1.40%	to	2.20%	25.32%	to	26.37%
VY® Franklin Income Portfolio - Service Class													
2014		36,702	$12.77	to	$15.30	$522,208	3.98%	0.95%	to	2.60%	2.24%	to	4.02%
2013		37,987	$12.44	to	$14.72	$524,291	5.05%	0.95%	to	2.60%	11.67%	to	13.52%
2012		39,474	$11.10	to	$12.97	$483,680	5.97%	0.95%	to	2.60%	9.67%	to	11.55%
2011		41,219	$10.08	to	$11.63	$456,258	5.81%	0.95%	to	2.60%	-0.09%	to	1.58%
2010		40,859	$10.06	to	$11.46	$448,938	5.17%	0.95%	to	2.60%	10.00%	to	11.87%
VY® Franklin Income Portfolio - Service 2 Class													
2014		785	$13.51	to	$14.50	$10,974	3.81%	1.40%	to	2.20%	2.50%	to	3.35%
2013		775	$13.18	to	$14.03	$10,547	4.59%	1.40%	to	2.20%	11.88%	to	12.78%
2012		846	$11.78	to	$12.44	$10,259	5.73%	1.40%	to	2.20%	9.99%	to	10.97%
2011		820	$10.71	to	$11.21	$9,008	5.55%	1.40%	to	2.20%	0.19%	to	0.90%
2010		822	$10.69	to	$11.11	$8,983	4.58%	1.40%	to	2.20%	10.32%	to	11.21%
VY® Franklin Mutual Shares Portfolio - Service Class													
2014		13,910	$12.15	to	$15.15	$198,021	1.02%	0.95%	to	2.55%	4.78%	to	6.47%
2013		15,053	$11.56	to	$14.23	$202,977	1.11%	0.95%	to	2.55%	24.46%	to	26.49%
2012		16,434	$9.26	to	$11.25	$176,567	1.55%	0.95%	to	2.55%	10.68%	to	12.54%
2011		18,518	$8.34	to	$10.00	$178,164	3.44%	0.95%	to	2.55%	-3.34%	to	-1.77%
2010		20,340	$8.60	to	$10.18	$200,678	0.43%	0.95%	to	2.60%	8.73%	to	10.53%
VY® Franklin Templeton Founding Strategy Portfolio - Service Class													
2014		74,454	$10.77	to	$13.75	$865,054	2.33%	0.75%	to	2.60%	0.47%	to	2.38%
2013		80,230	$10.72	to	$13.43	$918,492	2.67%	0.75%	to	2.60%	20.86%	to	23.10%
2012		81,829	$8.87	to	$10.91	$768,266	3.71%	0.75%	to	2.60%	12.85%	to	14.96%
2011		90,783	$7.86	to	$9.49	$747,851	2.35%	0.75%	to	2.60%	-3.79%	to	-1.96%
2010		100,997	$8.17	to	$9.68	$857,015	2.48%	0.75%	to	2.60%	7.93%	to	9.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Growth and Income Portfolio - Service Class													
2014		10,718	$14.22	to	$55.53	$428,723	1.16%	0.50%	to	2.35%	7.52%	to	9.57%
2013		12,404	$13.14	to	$50.68	$459,576	1.33%	0.50%	to	2.35%	30.77%	to	33.23%
2012		13,206	$9.98	to	$38.04	$373,644	1.88%	0.50%	to	2.35%	11.85%	to	13.99%
2011		15,290	$8.86	to	$33.37	$383,533	1.22%	0.50%	to	2.60%	-4.70%	to	-2.65%
2010		17,670	$9.21	to	$34.28	$460,426	0.24%	0.50%	to	2.60%	9.59%	to	11.92%
VY® Invesco Growth and Income Portfolio - Service 2 Class													
2014		2,100	$16.45	to	$24.23	$44,565	0.99%	1.40%	to	2.20%	7.52%	to	8.41%
2013		2,503	$15.30	to	$22.35	$49,490	1.21%	1.40%	to	2.20%	30.77%	to	31.86%
2012		2,943	$11.70	to	$16.95	$44,647	1.68%	1.40%	to	2.20%	11.85%	to	12.77%
2011		3,289	$10.46	to	$15.03	$44,533	1.08%	1.40%	to	2.20%	-4.47%	to	-3.72%
2010		3,710	$10.95	to	$15.61	$52,570	0.24%	1.40%	to	2.20%	9.83%	to	10.79%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2014		21,644	$8.19	to	$23.77	$425,807	0.95%	0.75%	to	2.35%	-1.44%	to	0.21%
2013		24,962	$8.30	to	$23.74	$496,586	0.83%	0.75%	to	2.35%	-7.92%	to	-6.44%
2012		26,345	$9.00	to	$25.39	$565,548	-	0.75%	to	2.60%	16.04%	to	18.22%
2011		26,986	$7.73	to	$21.49	$495,145	0.87%	0.75%	to	2.60%	-20.39%	to	-18.90%
2010		28,787	$9.68	to	$26.50	$657,788	0.49%	0.75%	to	2.60%	17.13%	to	19.44%
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class													
2014		708	$19.81	to	$32.81	$18,782	0.79%	1.40%	to	2.20%	-1.39%	to	-0.64%
2013		839	$20.09	to	$33.02	$22,743	0.72%	1.40%	to	2.20%	-7.97%	to	-7.20%
2012		914	$21.83	to	$35.58	$26,943	-	1.40%	to	2.20%	16.30%	to	17.23%
2011		1,006	$18.77	to	$30.35	$25,476	0.70%	1.40%	to	2.20%	-20.20%	to	-19.54%
2010		1,118	$23.52	to	$37.72	$35,486	0.41%	1.40%	to	2.20%	17.48%	to	18.47%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2014		11,915	$18.45	to	$28.28	$294,822	0.34%	0.90%	to	2.35%	5.81%	to	7.37%
2013		14,701	$17.41	to	$26.34	$340,857	0.75%	0.90%	to	2.60%	35.35%	to	37.69%
2012		13,087	$12.81	to	$19.13	$223,964	0.17%	0.90%	to	2.60%	15.58%	to	17.65%
2011		15,244	$11.03	to	$16.26	$223,895	0.33%	0.90%	to	2.60%	-3.87%	to	-2.22%
2010		16,918	$11.41	to	$16.63	$257,411	0.27%	0.90%	to	2.60%	23.46%	to	25.60%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class													
	2014	1,288	$19.11	to	$31.49	$34,126	0.18%	1.40%	to	2.20%	5.87%	to	6.71%
	2013	1,527	$18.05	to	$29.51	$38,368	0.63%	1.40%	to	2.20%	35.71%	to	36.81%
	2012	1,788	$13.30	to	$21.57	$33,170	0.01%	1.40%	to	2.20%	15.85%	to	16.85%
	2011	2,003	$11.48	to	$18.46	$32,082	0.19%	1.40%	to	2.20%	-3.61%	to	-2.84%
	2010	2,318	$11.91	to	$19.00	$38,538	0.11%	1.40%	to	2.20%	23.80%	to	24.75%
VY® Morgan Stanley Global Franchise Portfolio - Service Class													
	2014	13,839	$14.33	to	$27.67	$329,736	1.70%	0.90%	to	2.35%	1.81%	to	3.32%
	2013	16,170	$14.06	to	$26.78	$378,364	2.10%	0.90%	to	2.35%	16.60%	to	18.34%
	2012	17,853	$12.04	to	$22.63	$357,517	1.74%	0.90%	to	2.35%	13.03%	to	14.76%
	2011	18,918	$10.64	to	$19.72	$333,098	2.35%	0.90%	to	2.60%	6.19%	to	8.05%
	2010	19,799	$9.98	to	$18.25	$326,147	0.41%	0.90%	to	2.60%	10.90%	to	12.86%
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class													
	2014	2,220	$19.68	to	$27.43	$53,341	1.56%	1.40%	to	2.20%	1.81%	to	2.66%
	2013	2,604	$19.33	to	$26.72	$61,552	1.92%	1.40%	to	2.20%	16.66%	to	17.66%
	2012	2,939	$16.57	to	$22.71	$59,526	1.54%	1.40%	to	2.20%	13.03%	to	13.89%
	2011	3,291	$14.66	to	$19.94	$58,798	2.24%	1.40%	to	2.20%	6.54%	to	7.38%
	2010	3,747	$13.76	to	$18.57	$62,764	0.30%	1.40%	to	2.20%	11.33%	to	12.27%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
	2014	53,376	$15.69	to	$92.34	$2,815,358	1.28%	0.75%	to	2.35%	9.49%	to	11.31%
	2013	58,165	$14.31	to	$82.99	$2,811,421	1.11%	0.75%	to	2.35%	19.39%	to	21.29%
	2012	60,087	$11.95	to	$68.46	$2,461,428	1.57%	0.75%	to	2.60%	11.48%	to	13.62%
	2011	64,353	$10.65	to	$60.29	$2,370,408	1.81%	0.75%	to	2.60%	0.24%	to	2.10%
	2010	73,279	$10.56	to	$59.06	$2,636,403	1.59%	0.75%	to	2.60%	11.01%	to	13.15%
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class													
	2014	3,244	$18.34	to	$27.78	$78,024	1.12%	1.40%	to	2.20%	9.49%	to	10.41%
	2013	3,686	$16.75	to	$25.16	$81,130	0.93%	1.40%	to	2.20%	19.30%	to	20.27%
	2012	4,186	$14.04	to	$20.92	$77,162	1.46%	1.40%	to	2.20%	11.87%	to	12.78%
	2011	4,440	$12.55	to	$18.55	$73,103	1.65%	1.40%	to	2.20%	0.48%	to	1.26%
	2010	5,094	$12.49	to	$18.32	$83,486	1.42%	1.40%	to	2.20%	11.32%	to	12.32%

117

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Service Class													
	2014	17,930	$13.43	to	$59.90	$671,155	1.79%	0.50%	to	2.35%	4.93%	to	6.91%
	2013	20,605	$12.78	to	$56.03	$744,561	1.63%	0.50%	to	2.35%	26.71%	to	29.10%
	2012	22,522	$10.36	to	$43.40	$645,207	1.94%	0.50%	to	2.45%	14.30%	to	16.64%
	2011	25,659	$8.99	to	$37.21	$643,106	1.98%	0.50%	to	2.60%	-3.43%	to	-1.40%
	2010	26,314	$9.23	to	$37.74	$685,068	1.57%	0.50%	to	2.60%	11.93%	to	14.40%
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class													
	2014	1,235	$15.34	to	$22.38	$24,490	1.69%	1.40%	to	2.20%	4.92%	to	5.82%
	2013	1,407	$14.62	to	$21.15	$26,577	1.49%	1.40%	to	2.20%	26.80%	to	27.79%
	2012	1,624	$11.53	to	$16.55	$24,314	1.88%	1.40%	to	2.20%	14.27%	to	15.25%
	2011	1,780	$10.09	to	$14.36	$23,289	1.90%	1.40%	to	2.20%	-3.07%	to	-2.31%
	2010	1,773	$10.41	to	$14.70	$23,922	1.49%	1.40%	to	2.20%	12.18%	to	13.16%
VY® T. Rowe Price International Stock Portfolio - Service Class													
	2014	11,066	$8.42	to	$15.98	$160,492	1.20%	0.75%	to	2.60%	-3.64%	to	-1.86%
	2013	9,776	$8.71	to	$16.31	$146,227	1.05%	0.75%	to	2.60%	11.35%	to	13.51%
	2012	10,865	$7.79	to	$14.39	$144,821	0.28%	0.75%	to	2.60%	15.60%	to	17.87%
	2011	11,431	$6.71	to	$12.23	$130,635	3.60%	0.75%	to	2.60%	-14.58%	to	-13.01%
	2010	12,505	$7.83	to	$14.08	$166,057	1.37%	0.75%	to	2.60%	10.86%	to	12.93%
VY® Templeton Global Growth Portfolio - Service Class													
	2014	9,354	$11.12	to	$34.70	$243,688	1.20%	0.80%	to	2.35%	-5.05%	to	-3.53%
	2013	10,655	$11.70	to	$35.97	$290,506	1.56%	0.80%	to	2.35%	27.53%	to	29.57%
	2012	11,449	$9.16	to	$27.76	$243,263	1.84%	0.80%	to	2.35%	18.96%	to	20.75%
	2011	12,807	$7.70	to	$22.99	$228,537	1.62%	0.80%	to	2.60%	-8.11%	to	-6.43%
	2010	14,785	$8.35	to	$24.57	$286,405	1.43%	0.80%	to	2.60%	4.99%	to	6.87%
VY® Templeton Global Growth Portfolio - Service 2 Class													
	2014	263	$13.91	to	$22.11	$4,879	1.11%	1.40%	to	2.20%	-5.12%	to	-4.33%
	2013	295	$14.66	to	$23.11	$5,903	1.56%	1.40%	to	2.20%	27.59%	to	28.60%
	2012	295	$11.49	to	$17.97	$4,627	1.76%	1.40%	to	2.20%	18.94%	to	19.88%
	2011	298	$9.66	to	$14.99	$3,901	1.44%	1.40%	to	2.20%	-7.91%	to	-7.13%
	2010	332	$10.49	to	$16.14	$4,732	1.36%	1.40%	to	2.20%	5.22%	to	6.04%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Diversified International Fund - Class R													
	2014	8	$9.36	to	$9.83	$79	3.14%	0.75%	to	1.35%	-7.87%	to	-7.35%
	2013	11	$10.16	to	$10.61	$112	-	0.75%	to	1.35%	14.67%	to	15.33%
	2012	11	$8.86	to	$9.20	$100	1.75%	0.75%	to	1.35%	15.97%	to	16.60%
	2011	17	$7.64	to	$7.89	$128	0.65%	0.75%	to	1.35%	-16.50%	to	-15.97%
	2010	19	$9.15	to	$9.39	$178	0.52%	0.75%	to	1.35%	9.84%	to	10.47%
Voya Aggregate Bond Portfolio - Service Class													
	2014	247	$14.82	to	$17.22	$3,889	1.80%	0.75%	to	1.35%	3.78%	to	4.43%
	2013	293	$14.28	to	$16.49	$4,426	3.14%	0.75%	to	1.35%	-3.19%	to	-2.66%
	2012	338	$14.75	to	$16.94	$5,259	3.01%	0.75%	to	1.35%	6.42%	to	7.08%
	2011	430	$13.86	to	$15.82	$6,250	2.89%	0.75%	to	1.35%	1.84%	to	2.46%
	2010	556	$13.61	to	$15.44	$7,923	3.19%	0.75%	to	1.35%	6.16%	to	6.78%
Voya Global Bond Portfolio - Service Class													
	2014	403	$13.23	to	$14.03	$5,526	0.54%	0.75%	to	1.35%	-1.19%	to	-0.57%
	2013	480	$13.39	to	$14.11	$6,644	1.83%	0.75%	to	1.35%	-5.57%	to	-4.98%
	2012	587	$14.18	to	$14.85	$8,567	5.78%	0.75%	to	1.35%	6.22%	to	6.83%
	2011	652	$13.35	to	$13.90	$8,930	7.06%	0.75%	to	1.35%	2.14%	to	2.73%
	2010	721	$13.07	to	$13.53	$9,633	3.10%	0.75%	to	1.35%	13.95%	to	14.66%
Voya Solution 2015 Portfolio - Service Class													
	2014	920	$13.91	to	$14.75	$13,183	2.51%	0.75%	to	1.35%	4.35%	to	4.98%
	2013	1,089	$13.33	to	$14.05	$14,906	3.13%	0.75%	to	1.35%	7.67%	to	8.33%
	2012	1,215	$12.38	to	$12.97	$15,403	4.12%	0.75%	to	1.35%	9.95%	to	10.57%
	2011	1,306	$11.26	to	$11.73	$15,011	3.15%	0.75%	to	1.35%	-2.09%	to	-1.43%
	2010	1,520	$11.50	to	$11.90	$17,776	2.21%	0.75%	to	1.35%	9.73%	to	10.39%
Voya Solution 2025 Portfolio - Service Class													
	2014	1,220	$14.52	to	$15.40	$18,263	2.02%	0.75%	to	1.35%	4.16%	to	4.83%
	2013	1,227	$13.94	to	$14.69	$17,579	2.21%	0.75%	to	1.35%	14.73%	to	15.40%
	2012	1,318	$12.15	to	$12.73	$16,392	2.73%	0.75%	to	1.35%	11.88%	to	12.65%
	2011	1,479	$10.86	to	$11.30	$16,403	2.09%	0.75%	to	1.35%	-4.40%	to	-3.83%
	2010	1,598	$11.36	to	$11.75	$18,481	1.57%	0.75%	to	1.35%	12.25%	to	12.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2035 Portfolio - Service Class													
	2014	605	$15.21	to	$16.13	$9,463	1.98%	0.75%	to	1.35%	4.25%	to	4.88%
	2013	647	$14.59	to	$15.38	$9,672	1.88%	0.75%	to	1.35%	18.71%	to	19.50%
	2012	749	$12.29	to	$12.87	$9,408	2.26%	0.75%	to	1.35%	13.59%	to	14.20%
	2011	887	$10.82	to	$11.27	$9,777	1.62%	0.75%	to	1.35%	-5.91%	to	-5.29%
	2010	955	$11.50	to	$11.90	$11,158	1.23%	0.75%	to	1.35%	12.97%	to	13.66%
Voya Solution 2045 Portfolio - Service Class													
	2014	62	$15.65	to	$16.60	$989	1.76%	0.75%	to	1.35%	4.68%	to	5.33%
	2013	84	$14.95	to	$15.76	$1,278	1.64%	0.75%	to	1.35%	21.74%	to	22.55%
	2012	103	$12.28	to	$12.86	$1,283	1.82%	0.75%	to	1.35%	13.91%	to	14.51%
	2011	104	$10.78	to	$11.23	$1,131	1.17%	0.75%	to	1.35%	-6.42%	to	-5.79%
	2010	109	$11.52	to	$11.92	$1,270	0.90%	0.75%	to	1.35%	13.61%	to	14.29%
Voya Solution Income Portfolio - Service Class													
	2014	416	$13.73	to	$14.56	$5,899	2.56%	0.75%	to	1.35%	4.33%	to	4.97%
	2013	460	$13.16	to	$13.87	$6,221	3.29%	0.75%	to	1.35%	5.53%	to	6.12%
	2012	460	$12.47	to	$13.07	$5,875	4.51%	0.75%	to	1.35%	8.25%	to	9.01%
	2011	515	$11.52	to	$11.99	$6,055	4.06%	0.75%	to	1.35%	-0.95%	to	-0.42%
	2010	574	$11.63	to	$12.04	$6,790	3.21%	0.75%	to	1.35%	8.09%	to	8.76%
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
	2014	72	$28.51	to	$31.44	$2,219	1.29%	0.75%	to	1.35%	10.99%	to	11.61%
	2013	71	$25.63	to	$28.23	$1,968	1.16%	0.75%	to	1.35%	29.57%	to	30.42%
	2012	85	$19.73	to	$21.71	$1,828	1.05%	0.75%	to	1.35%	14.75%	to	15.45%
	2011	106	$17.14	to	$18.85	$1,975	1.15%	0.75%	to	1.35%	-4.44%	to	-3.85%
	2010	157	$17.90	to	$19.66	$3,047	1.06%	0.75%	to	1.35%	20.36%	to	21.06%
VY® Baron Growth Portfolio - Service Class													
	2014	20,500	$16.33	to	$31.79	$423,203	0.07%	0.75%	to	2.35%	1.91%	to	3.55%
	2013	25,234	$16.01	to	$30.70	$507,090	1.29%	0.75%	to	2.35%	35.59%	to	37.79%
	2012	23,792	$11.79	to	$22.28	$351,077	-	0.75%	to	2.60%	16.58%	to	18.76%
	2011	26,714	$10.08	to	$18.76	$335,771	-	0.75%	to	2.60%	-0.43%	to	1.46%
	2010	27,327	$10.09	to	$18.49	$342,203	-	0.75%	to	2.60%	23.17%	to	25.61%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Contrarian Core Portfolio - Service Class													
	2014	20,357	$13.14	to	$20.67	$298,555	0.79%	0.75%	to	2.60%	9.93%	to	12.01%
	2013	22,276	$11.92	to	$18.51	$294,606	1.39%	0.75%	to	2.60%	31.24%	to	33.74%
	2012	24,498	$9.05	to	$13.88	$244,764	0.29%	0.75%	to	2.60%	9.35%	to	11.42%
	2011	26,804	$8.24	to	$12.49	$242,733	0.98%	0.75%	to	2.60%	-7.16%	to	-5.44%
	2010	30,184	$8.85	to	$13.23	$291,613	0.41%	0.75%	to	2.60%	9.11%	to	11.26%
VY® Columbia Small Cap Value II Portfolio - Service Class													
	2014	8,699	$14.21	to	$17.56	$130,648	0.17%	0.95%	to	2.35%	1.86%	to	3.34%
	2013	9,998	$13.95	to	$17.00	$146,551	0.79%	0.95%	to	2.35%	36.63%	to	38.68%
	2012	11,729	$10.21	to	$12.27	$124,999	0.24%	0.95%	to	2.35%	11.58%	to	13.14%
	2011	13,429	$9.15	to	$10.85	$127,517	0.41%	0.95%	to	2.35%	-4.98%	to	-3.60%
	2010	15,497	$9.52	to	$11.27	$153,917	1.16%	0.95%	to	2.60%	22.05%	to	24.12%
VY® Invesco Comstock Portfolio - Service Class													
	2014	14,804	$14.90	to	$22.82	$274,735	1.89%	0.75%	to	2.35%	6.54%	to	8.33%
	2013	15,436	$13.89	to	$21.12	$268,151	0.82%	0.75%	to	2.60%	31.57%	to	34.00%
	2012	14,417	$10.47	to	$15.80	$189,072	1.27%	0.75%	to	2.60%	15.46%	to	17.69%
	2011	15,372	$8.97	to	$13.45	$173,078	1.34%	0.75%	to	2.60%	-4.60%	to	-2.75%
	2010	16,119	$9.32	to	$13.88	$189,031	1.38%	0.75%	to	2.60%	12.14%	to	14.24%
VY® Invesco Equity and Income Portfolio - Initial Class													
	2014	88	$18.29	to	$19.11	$1,668	1.55%	0.75%	to	1.20%	7.65%	to	8.15%
	2013	96	$16.99	to	$17.67	$1,696	1.38%	0.75%	to	1.20%	23.47%	to	24.00%
	2012	107	$13.76	to	$14.25	$1,502	2.34%	0.75%	to	1.20%	11.42%	to	11.94%
	2011	123	$12.35	to	$12.73	$1,540	2.04%	0.75%	to	1.20%	-2.29%	to	-1.85%
	2010	160	$12.64	to	$12.97	$2,046	1.74%	0.75%	to	1.20%	10.97%	to	11.52%
VY® Invesco Equity and Income Portfolio - Service Class													
	2014	46,926	$13.55	to	$22.41	$798,096	2.15%	0.50%	to	2.35%	6.20%	to	7.91%
	2013	15,145	$12.34	to	$20.83	$242,782	1.29%	0.75%	to	2.35%	21.64%	to	23.71%
	2012	13,440	$10.11	to	$16.88	$176,309	1.91%	0.75%	to	2.60%	9.51%	to	11.63%
	2011	14,689	$9.18	to	$15.16	$174,083	1.91%	0.75%	to	2.60%	-3.83%	to	-2.06%
	2010	16,986	$9.50	to	$15.52	$207,495	1.64%	0.75%	to	2.60%	9.13%	to	11.22%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Service 2 Class													
2014	02/10/2014	46,380	$10.84	to	$10.99	$505,717	(e)	0.80%	to	2.35%	(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
2010		(e)	(e)			(e)	(e)	(e)			(e)		
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2014		9,469	$17.00	to	$32.61	$197,781	0.72%	0.75%	to	2.35%	12.29%	to	14.10%
2013		13,131	$15.14	to	$28.58	$244,250	0.65%	0.75%	to	2.35%	28.52%	to	30.56%
2012		11,668	$11.78	to	$21.89	$168,040	0.77%	0.75%	to	2.35%	17.21%	to	19.10%
2011		10,281	$10.05	to	$18.38	$125,814	0.84%	0.75%	to	2.35%	-0.59%	to	1.10%
2010		9,712	$10.11	to	$18.18	$121,321	0.90%	0.75%	to	2.45%	19.98%	to	22.01%
VY® Oppenheimer Global Portfolio - Initial Class													
2014		220	$17.62	to	$19.93	$4,222	1.11%	0.75%	to	2.00%	0.28%	to	1.58%
2013		260	$17.57	to	$19.62	$4,929	1.32%	0.75%	to	2.00%	24.52%	to	26.17%
2012		317	$14.11	to	$15.55	$4,775	1.31%	0.75%	to	2.00%	19.27%	to	20.73%
2011		389	$11.83	to	$12.88	$4,872	1.46%	0.75%	to	2.00%	-9.97%	to	-8.78%
2010		492	$13.07	to	$14.12	$6,776	1.56%	0.75%	to	2.10%	13.65%	to	15.17%
VY® Oppenheimer Global Portfolio - Service Class													
2014		7,780	$13.41	to	$24.00	$144,433	0.96%	0.75%	to	2.55%	-0.50%	to	1.34%
2013		9,113	$12.93	to	$23.74	$169,506	1.20%	0.75%	to	2.60%	23.52%	to	25.84%
2012		8,771	$10.36	to	$18.90	$130,891	1.00%	0.75%	to	2.60%	18.18%	to	20.49%
2011		9,333	$8.68	to	$15.74	$116,446	1.32%	0.75%	to	2.60%	-10.74%	to	-9.12%
2010		8,943	$9.62	to	$17.35	$124,699	1.37%	0.75%	to	2.60%	12.82%	to	14.95%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2014		302	$22.43	to	$27.91	$8,177	0.04%	0.75%	to	1.35%	10.15%	to	10.81%
2013		347	$20.31	to	$25.25	$8,538	0.16%	0.75%	to	1.35%	32.93%	to	33.69%
2012		459	$15.24	to	$18.93	$8,501	0.24%	0.75%	to	1.35%	14.29%	to	15.02%
2011		576	$13.30	to	$16.50	$9,331	0.12%	0.75%	to	1.35%	-5.21%	to	-4.64%
2010		694	$13.99	to	$17.34	$11,833	0.07%	0.75%	to	1.35%	26.40%	to	27.20%

122

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2014		15,938	$14.46	to	$25.08	$245,087	-	0.75%	to	2.35%	5.86%	to	7.64%
2013		17,930	$13.66	to	$23.37	$258,344	0.02%	0.75%	to	2.35%	35.65%	to	37.84%
2012		14,940	$10.07	to	$16.99	$158,174	-	0.75%	to	2.35%	15.88%	to	17.76%
2011		11,616	$8.69	to	$14.47	$105,828	-	0.75%	to	2.35%	-3.66%	to	-2.11%
2010		11,556	$8.93	to	$14.81	$108,925	0.03%	0.75%	to	2.60%	13.47%	to	15.78%
VY® Templeton Foreign Equity Portfolio - Service Class													
2014		49,812	$8.84	to	$12.57	$548,594	2.25%	0.75%	to	2.35%	-9.04%	to	-7.56%
2013		55,425	$9.68	to	$13.64	$667,777	1.32%	0.75%	to	2.35%	17.09%	to	18.99%
2012		59,624	$8.23	to	$11.48	$609,649	2.09%	0.75%	to	2.60%	15.92%	to	17.85%
2011		21,745	$7.08	to	$9.78	$190,490	1.75%	0.75%	to	2.35%	-14.34%	to	-12.95%
2010		25,636	$8.22	to	$11.25	$260,443	2.06%	0.75%	to	2.60%	5.73%	to	7.77%
Voya Strategic Allocation Conservative Portfolio - Class S													
2014		115	$18.18	to	$19.28	$2,167	2.63%	0.75%	to	1.35%	4.97%	to	5.59%
2013		126	$17.32	to	$18.26	$2,250	1.94%	0.75%	to	1.35%	10.25%	to	10.94%
2012		97	$15.71	to	$16.46	$1,560	2.46%	0.75%	to	1.35%	10.48%	to	11.14%
2011		88	$14.22	to	$14.81	$1,286	3.65%	0.75%	to	1.35%	0.14%	to	0.82%
2010		100	$14.20	to	$14.69	$1,451	4.21%	0.75%	to	1.35%	9.48%	to	10.04%
Voya Strategic Allocation Growth Portfolio - Class S													
2014		31	$21.04	to	$22.31	$669	1.78%	0.75%	to	1.35%	4.83%	to	5.43%
2013		28	$20.07	to	$21.16	$566	1.49%	0.75%	to	1.35%	20.47%	to	21.19%
2012		30	$16.66	to	$17.46	$505	1.04%	0.75%	to	1.35%	13.10%	to	13.89%
2011		31	$14.73	to	$15.33	$460	2.64%	0.75%	to	1.35%	-4.41%	to	-3.89%
2010		39	$15.41	to	$15.95	$601	3.36%	0.75%	to	1.35%	11.26%	to	11.93%
Voya Strategic Allocation Moderate Portfolio - Class S													
2014		59	$19.51	to	$20.69	$1,189	2.08%	0.75%	to	1.35%	5.06%	to	5.72%
2013		74	$18.57	to	$19.57	$1,403	1.80%	0.75%	to	1.35%	14.70%	to	15.39%
2012		63	$16.19	to	$16.96	$1,042	1.69%	0.75%	to	1.35%	11.89%	to	12.54%
2011		66	$14.47	to	$15.07	$973	2.75%	0.75%	to	1.35%	-2.23%	to	-1.63%
2010		51	$14.80	to	$15.32	$775	4.19%	0.75%	to	1.35%	10.20%	to	10.93%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class A													
2014		83,625	$14.58	to	$15.55	$1,250,813	1.47%	0.75%	to	2.35%	7.60%	to	9.35%
2013		97,739	$13.55	to	$14.22	$1,349,848	0.87%	0.75%	to	2.35%	27.11%	to	29.16%
2012		110,959	$10.66	to	$11.01	$1,198,252	1.39%	0.75%	to	2.35%	12.45%	to	14.33%
2011	01/21/2011	123,527	$9.46	to	$9.63	$1,177,999	(b)	0.75%	to	2.60%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Growth and Income Portfolio - Class I													
2014		65	$12.81	to	$14.13	$852	1.90%	0.95%	to	2.00%	8.47%	to	9.66%
2013		78	$11.81	to	$12.92	$937	2.20%	0.95%	to	2.00%	28.77%	to	29.07%
2012		7	$9.94	to	$10.01	$65	1.41%	1.25%	to	1.40%	14.25%	to	14.27%
2011		9	$8.70	to	$8.76	$77	1.05%	1.25%	to	1.40%	-1.69%	to	-1.46%
2010		13	$8.85	to	$8.89	$114	0.90%	1.25%	to	1.40%	12.45%	to	12.67%
Voya Growth and Income Portfolio - Class S													
2014		52,449	$12.81	to	$24.18	$706,996	1.65%	0.75%	to	2.35%	7.83%	to	9.61%
2013		62,008	$11.69	to	$22.06	$770,429	1.05%	0.75%	to	2.60%	26.93%	to	29.38%
2012		72,404	$9.21	to	$17.05	$701,221	1.56%	0.50%	to	2.60%	12.45%	to	14.86%
2011		84,838	$8.19	to	$14.88	$724,196	1.47%	0.50%	to	2.60%	-3.08%	to	-1.00%
2010		51,286	$8.45	to	$15.07	$449,666	0.79%	0.50%	to	2.60%	10.89%	to	13.28%
Voya Euro STOXX 50® Index Portfolio - Class A													
2014		2,843	$9.02	to	$9.72	$26,452	3.05%	0.95%	to	2.35%	-11.83%	to	-10.50%
2013		3,391	$10.23	to	$10.86	$35,414	2.00%	0.95%	to	2.35%	22.55%	to	24.26%
2012		1,036	$8.38	to	$8.74	$8,828	2.58%	0.95%	to	2.25%	19.18%	to	20.75%
2011		415	$7.03	to	$7.24	$2,955	14.38%	0.95%	to	2.25%	-19.20%	to	-18.12%
2010		541	$8.69	to	$8.83	$4,739	0.22%	1.00%	to	2.35%	-11.13%	to	-10.18%
Voya FTSE 100® Index Portfolio - Class A													
2014		458	$12.11	to	$13.04	$5,743	3.70%	0.95%	to	2.35%	-9.02%	to	-7.78%
2013		379	$13.31	to	$14.14	$5,170	4.39%	0.95%	to	2.35%	16.04%	to	17.74%
2012		193	$11.47	to	$12.01	$2,261	2.59%	0.95%	to	2.35%	12.56%	to	14.16%
2011		222	$10.19	to	$10.52	$2,300	4.95%	0.95%	to	2.35%	-6.43%	to	-5.06%
2010		328	$10.89	to	$11.07	$3,595	0.28%	1.00%	to	2.35%	6.44%	to	7.59%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Value Advantage Portfolio - Class S													
2014		16,621	$9.47	to	$10.60	$164,912	2.93%	0.75%	to	2.35%	2.38%	to	4.02%
2013		18,226	$9.25	to	$10.19	$175,466	3.54%	0.75%	to	2.35%	10.91%	to	12.85%
2012		20,465	$8.34	to	$9.03	$176,328	4.00%	0.75%	to	2.35%	12.40%	to	14.16%
2011		22,299	$7.42	to	$7.91	$169,736	3.21%	0.75%	to	2.35%	-6.08%	to	-4.58%
2010		24,986	$7.89	to	$8.29	$201,282	3.31%	0.75%	to	2.35%	3.39%	to	5.07%
Voya Hang Seng Index Portfolio - Class S													
2014		2,344	$13.82	to	$14.99	$33,527	2.26%	0.95%	to	2.35%	0.95%	to	2.40%
2013		2,793	$13.69	to	$14.64	$39,381	4.23%	0.95%	to	2.35%	1.41%	to	2.88%
2012		3,815	$13.50	to	$14.23	$52,710	1.03%	0.95%	to	2.35%	25.35%	to	27.17%
2011		4,031	$10.77	to	$11.19	$44,179	2.58%	0.95%	to	2.35%	-20.34%	to	-19.21%
2010		5,992	$13.52	to	$13.85	$81,884	0.06%	0.95%	to	2.35%	5.05%	to	6.54%
Voya Index Plus LargeCap Portfolio - Class S													
2014		7,851	$13.68	to	$21.39	$123,551	1.29%	0.75%	to	2.35%	10.87%	to	12.70%
2013		9,282	$12.29	to	$19.03	$130,749	1.61%	0.75%	to	2.35%	29.50%	to	31.66%
2012		11,145	$9.46	to	$14.49	$120,472	1.38%	0.75%	to	2.60%	11.15%	to	13.27%
2011		13,071	$8.46	to	$12.83	$125,981	1.62%	0.75%	to	2.60%	-2.98%	to	-1.05%
2010		16,416	$8.66	to	$13.00	$161,332	1.70%	0.75%	to	2.60%	10.77%	to	12.77%
Voya Index Plus MidCap Portfolio - Class S													
2014		5,341	$15.17	to	$26.62	$112,860	0.54%	0.75%	to	2.55%	6.52%	to	8.48%
2013		6,314	$14.16	to	$24.60	$124,289	0.93%	0.75%	to	2.60%	30.67%	to	33.22%
2012		7,243	$10.77	to	$18.51	$108,177	0.65%	0.75%	to	2.60%	14.39%	to	16.52%
2011		8,310	$9.36	to	$15.93	$107,721	0.58%	0.75%	to	2.60%	-4.01%	to	-2.15%
2010		9,825	$9.69	to	$16.32	$131,427	0.85%	0.75%	to	2.60%	18.48%	to	20.73%
Voya Index Plus SmallCap Portfolio - Class S													
2014		4,459	$14.06	to	$25.19	$86,929	0.41%	0.75%	to	2.55%	2.55%	to	4.44%
2013		5,262	$13.63	to	$24.12	$99,365	0.76%	0.75%	to	2.60%	38.66%	to	41.22%
2012		6,026	$9.78	to	$17.08	$81,420	0.29%	0.75%	to	2.60%	9.19%	to	11.34%
2011		6,798	$8.90	to	$15.37	$83,478	0.60%	0.75%	to	2.60%	-3.53%	to	-1.73%
2010		7,901	$9.17	to	$15.68	$99,899	0.49%	0.75%	to	2.60%	19.20%	to	21.57%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class A													
2014	02/10/2014	91,288	$9.61	to	$9.76	$882,816	(e)	0.75%	to	2.35%		(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
2010		(e)	(e)			(e)	(e)	(e)				(e)	
Voya International Index Portfolio - Class S													
2014		5,009	$8.44	to	$17.09	$44,815	0.67%	0.75%	to	2.35%	-8.46%	to	-6.87%
2013		6,821	$9.22	to	$18.35	$66,035	2.08%	0.75%	to	2.35%	18.36%	to	20.17%
2012		5,493	$7.79	to	$15.27	$45,019	2.61%	0.75%	to	2.35%	15.58%	to	17.64%
2011		5,593	$6.74	to	$12.98	$39,488	2.67%	0.75%	to	2.35%	-14.47%	to	-13.12%
2010		7,945	$7.82	to	$14.94	$65,044	3.38%	0.75%	to	2.60%	4.83%	to	6.79%
Voya Japan TOPIX® Index Portfolio - Class A													
2014		836	$10.88	to	$11.69	$9,380	1.01%	1.00%	to	2.35%	-7.64%	to	-6.33%
2013		1,103	$11.78	to	$12.51	$13,312	2.31%	0.95%	to	2.35%	21.82%	to	23.62%
2012		475	$9.67	to	$10.12	$4,664	0.73%	0.95%	to	2.35%	5.11%	to	6.64%
2011		1,025	$9.20	to	$9.49	$9,567	1.85%	0.95%	to	2.35%	-15.75%	to	-14.58%
2010		770	$10.92	to	$11.11	$8,463	0.07%	0.95%	to	2.35%	10.98%	to	12.46%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2014		9,971	$22.16	to	$24.35	$229,161	0.97%	0.75%	to	2.35%	10.12%	to	11.90%
2013		9,043	$19.85	to	$21.76	$187,827	1.19%	0.75%	to	2.35%	28.59%	to	30.69%
2012		9,520	$15.23	to	$16.65	$152,860	1.08%	0.75%	to	2.35%	11.61%	to	13.42%
2011		10,214	$13.34	to	$14.68	$146,033	1.00%	0.75%	to	2.35%	1.45%	to	3.16%
2010		10,188	$13.02	to	$14.23	$142,575	0.54%	0.75%	to	2.35%	9.84%	to	11.61%
Voya Russell™ Large Cap Index Portfolio - Class S													
2014		29,813	$13.96	to	$24.15	$434,879	1.36%	0.80%	to	2.35%	9.92%	to	11.73%
2013		30,100	$12.70	to	$21.64	$397,456	1.43%	0.80%	to	2.35%	28.80%	to	30.67%
2012		32,375	$9.86	to	$16.57	$330,009	2.26%	0.80%	to	2.35%	12.56%	to	14.38%
2011		33,016	$8.68	to	$14.51	$296,967	1.43%	0.80%	to	2.60%	-0.57%	to	1.32%
2010		39,726	$8.73	to	$14.33	$355,951	3.29%	0.80%	to	2.60%	9.13%	to	11.17%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2014		5,321	$21.09	to	$22.88	$115,903	1.41%	0.95%	to	2.35%	9.62%	to	11.18%
2013		4,330	$19.24	to	$20.58	$85,774	1.48%	0.95%	to	2.35%	28.35%	to	30.17%
2012		4,034	$14.99	to	$15.81	$61,922	1.35%	0.95%	to	2.35%	13.22%	to	14.90%
2011		2,887	$13.24	to	$13.76	$38,950	1.41%	0.95%	to	2.35%	-1.78%	to	-0.43%
2010		2,581	$13.42	to	$13.82	$35,226	1.65%	0.95%	to	2.60%	8.23%	to	10.12%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2014		11,015	$24.42	to	$26.56	$278,933	0.22%	0.90%	to	2.35%	8.49%	to	10.07%
2013		12,722	$22.51	to	$24.13	$295,192	0.75%	0.90%	to	2.35%	31.79%	to	33.68%
2012		14,090	$17.08	to	$18.05	$246,554	0.36%	0.90%	to	2.35%	12.74%	to	14.46%
2011		15,771	$15.04	to	$15.77	$243,092	0.44%	0.90%	to	2.60%	-4.75%	to	-3.07%
2010		18,579	$15.79	to	$16.27	$297,977	0.29%	0.90%	to	2.60%	22.59%	to	24.77%
Voya Russell™ Mid Cap Index Portfolio - Class S													
2014		13,716	$15.84	to	$17.44	$226,480	0.86%	0.95%	to	2.35%	9.77%	to	11.37%
2013		12,697	$14.43	to	$15.66	$189,802	1.00%	0.95%	to	2.35%	30.71%	to	32.60%
2012		10,856	$11.04	to	$11.81	$123,542	0.93%	0.95%	to	2.35%	13.93%	to	15.56%
2011		10,358	$9.69	to	$10.22	$102,824	1.16%	0.95%	to	2.35%	-4.34%	to	-2.94%
2010		11,716	$10.13	to	$10.53	$120,857	0.51%	0.95%	to	2.35%	21.90%	to	23.74%
Voya Russell™ Small Cap Index Portfolio - Class S													
2014		12,828	$15.37	to	$16.97	$205,770	0.78%	0.90%	to	2.35%	2.19%	to	3.67%
2013		16,268	$15.04	to	$16.37	$253,638	1.07%	0.90%	to	2.35%	35.13%	to	37.22%
2012		13,186	$11.13	to	$11.93	$151,300	0.68%	0.90%	to	2.35%	13.11%	to	14.71%
2011		13,508	$9.84	to	$10.40	$136,076	0.79%	0.90%	to	2.35%	-6.37%	to	-5.02%
2010		16,262	$10.51	to	$10.95	$174,052	0.44%	0.80%	to	2.35%	23.07%	to	25.00%
Voya Small Company Portfolio - Class S													
2014		5,568	$15.77	to	$28.76	$94,403	0.10%	0.75%	to	2.35%	3.75%	to	5.48%
2013		6,326	$15.20	to	$27.34	$102,570	0.29%	0.75%	to	2.35%	34.16%	to	36.34%
2012		6,827	$11.33	to	$20.10	$82,209	0.15%	0.75%	to	2.35%	11.63%	to	13.40%
2011		8,403	$10.15	to	$17.77	$89,892	0.23%	0.75%	to	2.35%	-4.96%	to	-3.42%
2010		9,114	$10.65	to	$18.44	$102,443	0.32%	0.75%	to	2.35%	21.09%	to	23.07%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Value Portfolio - Class S													
2014		359	$15.40	to	$17.33	6,084	2.99%	0.75%	to	1.35%	-6.46%	to	-5.90%
2013		397	$16.42	to	$18.46	7,159	2.33%	0.75%	to	1.35%	19.30%	to	19.96%
2012		457	$13.73	to	$15.43	6,905	2.35%	0.75%	to	1.35%	17.39%	to	18.11%
2011		519	$11.67	to	$13.09	6,655	2.35%	0.75%	to	1.35%	-16.11%	to	-15.57%
2010		620	$13.88	to	$15.55	9,445	1.72%	0.75%	to	1.35%	1.00%	to	1.56%
Voya MidCap Opportunities Portfolio - Class S													
2014		27,815	$15.91	to	$31.82	489,948	0.33%	0.75%	to	2.35%	5.98%	to	7.74%
2013		33,947	$15.00	to	$29.61	560,431	-	0.75%	to	2.35%	28.62%	to	30.67%
2012		27,450	$11.65	to	$22.71	349,367	0.41%	0.50%	to	2.35%	11.26%	to	13.37%
2011		31,078	$10.46	to	$20.14	353,299	-	0.50%	to	2.35%	-3.14%	to	-1.33%
2010		34,369	$10.79	to	$20.50	399,457	0.49%	0.50%	to	2.60%	26.91%	to	29.39%
Voya SmallCap Opportunities Portfolio - Class S													
2014		3,687	$13.51	to	$30.31	56,360	-	0.75%	to	2.35%	2.89%	to	4.53%
2013		4,595	$13.12	to	$29.06	67,639	-	0.75%	to	2.35%	35.45%	to	37.75%
2012		5,427	$9.67	to	$21.16	58,278	-	0.75%	to	2.35%	12.20%	to	14.02%
2011		6,239	$8.61	to	$18.60	58,855	-	0.75%	to	2.35%	-1.79%	to	-0.20%
2010		7,156	$8.76	to	$18.69	68,086	-	0.75%	to	2.35%	28.98%	to	31.14%
Wells Fargo Advantage VT Omega Growth Fund - Class 2													
2014		59	$18.99	to	$19.69	1,131	-	1.40%	to	2.20%	1.61%	to	2.39%
2013		74	$18.69	to	$19.23	1,401	0.16%	1.40%	to	2.20%	36.82%	to	37.95%
2012		82	$13.66	to	$13.94	1,122	-	1.40%	to	2.20%	17.76%	to	18.74%
2011		106	$11.60	to	$11.74	1,240	-	1.40%	to	2.20%	-7.64%	to	-6.90%
2010	07/16/2010	118	$12.56	to	$12.61	1,487	(a)	1.40%	to	2.20%		(a)	
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2													
2014		73	$16.11	to	$19.17	1,373	1.50%	1.65%	to	2.20%	15.48%	to	16.11%
2013		96	$13.95	to	$16.51	1,560	1.67%	1.65%	to	2.20%	17.03%	to	17.68%
2012		104	$11.92	to	$14.36	1,443	1.37%	1.40%	to	2.20%	10.58%	to	11.40%
2011		164	$10.78	to	$12.89	2,052	3.04%	1.40%	to	2.20%	4.15%	to	5.05%
2010		180	$10.35	to	$12.27	2,156	1.73%	1.40%	to	2.20%	10.70%	to	11.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2													
	2014	40	$14.78	to	$18.14	$693	0.69%	1.65%	to	2.20%	7.88%	to	8.49%
	2013	48	$13.70	to	$16.72	$766	1.06%	1.65%	to	2.20%	27.44%	to	28.12%
	2012	60	$10.75	to	$13.05	$747	1.50%	1.65%	to	2.20%	16.85%	to	17.57%
	2011	67	$9.20	to	$11.10	$721	0.52%	1.65%	to	2.20%	-4.37%	to	-3.81%
	2010	72	$9.62	to	$11.54	$807	0.73%	1.65%	to	2.20%	11.34%	to	11.93%
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2													
	2014	9	$21.28	to	$25.75	$229	-	1.65%	to	2.20%	-4.06%	to	-3.49%
	2013	12	$22.18	to	$26.68	$315	-	1.65%	to	2.20%	46.98%	to	47.73%
	2012	13	$15.09	to	$18.48	$233	-	1.40%	to	2.20%	5.45%	to	6.33%
	2011	22	$14.31	to	$17.38	$361	-	1.40%	to	2.20%	-6.65%	to	-5.90%
	2010	24	$15.33	to	$18.47	$436	-	1.40%	to	2.20%	23.93%	to	24.97%
Wells Fargo Advantage VT Total Return Bond Fund													
	2014	38	$13.06	to	$14.79	$541	1.36%	1.40%	to	2.20%	3.24%	to	4.08%
	2013	46	$12.65	to	$14.21	$633	1.19%	1.40%	to	2.20%	-4.60%	to	-3.79%
	2012	50	$13.26	to	$14.77	$712	1.54%	1.40%	to	2.20%	3.76%	to	4.60%
	2011	62	$12.78	to	$14.12	$849	2.60%	1.40%	to	2.20%	5.97%	to	6.81%
	2010	84	$12.06	to	$13.22	$1,075	3.34%	1.40%	to	2.20%	4.69%	to	5.51%

(a) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlaying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Insurance and Annuity Company

We have audited the accompanying balance sheets of Voya Insurance and Annuity Company as of December 31, 2014 and 2013, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voya Insurance and Annuity Company at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2015

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Balance Sheets
December 31, 2014 and 2013
(In millions, except share and per share data)

		As of December 31,		
		2014		2013
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value (amortized cost of $20,814.2 as of 2014 and $20,244.6 as of 2013)	$	22,169.4	$	21,105.9
Fixed maturities, at fair value using the fair value option		480.8		385.0
Equity securities, available-for-sale, at fair value (cost of $3.1 as of 2014 and $3.8 as of 2013)		6.7		6.1
Short-term investments		746.8		567.0
Mortgage loans on real estate, net of valuation allowance of $0.8 as of 2014 and $1.1 as of 2013		2,854.4		2,837.3
Policy loans		87.4		94.9
Limited partnerships/corporations		172.9		133.2
Derivatives		891.4		342.4
Other investments		49.4		56.2
Securities pledged (amortized cost of $567.3 as of 2014 and $964.1 as of 2013)		626.8		959.2
Total investments		28,086.0		26,487.2
Cash and cash equivalents		362.4		398.0
Short-term investments under securities loan agreements, including collateral delivered		170.1		163.6
Accrued investment income		224.1		220.3
Deposits and reinsurance recoverable		4,969.0		3,941.6
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners		2,683.3		2,812.5
Due from affiliates		31.8		33.0
Current income tax recoverable from Parent		—		22.6
Deferred income taxes		—		51.3
Other assets		382.8		384.1
Assets held in separate accounts		38,547.7		42,008.3
Total assets	$	75,457.2	$	76,522.5

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Balance Sheets
December 31, 2014 and 2013
(In millions, except share and per share data)

	As of December 31,	
	2014	**2013**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 26,145.0	$ 25,412.8
Payable for securities purchased	2.4	32.6
Payables under securities loan agreements, including collateral held	432.8	211.1
Long-term debt	435.0	435.0
Due to affiliates	58.9	60.1
Funds held under reinsurance treaties with affiliates	5,653.1	3,728.7
Derivatives	340.6	731.9
Current income tax payable to Parent	2.1	—
Deferred income taxes	44.9	—
Other liabilities	174.5	169.7
Liabilities related to separate accounts	38,547.7	42,008.3
Total liabilities	71,837.0	72,790.2
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding as of 2014 and 2013; $10 par value per share)	2.5	2.5
Additional paid-in capital	5,310.6	5,525.6
Accumulated other comprehensive income (loss)	609.0	481.2
Retained earnings (deficit)	(2,301.9)	(2,277.0)
Total shareholder's equity	3,620.2	3,732.3
Total liabilities and shareholder's equity	$ 75,457.2	$ 76,522.5

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Operations
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,				
		2014		2013		2012
Revenues:						
Net investment income	$	1,264.7	$	1,267.2	$	1,285.5
Fee income		824.8		839.7		810.9
Premiums		537.8		436.3		459.0
Net realized capital gains (losses):						
Total other-than-temporary impairments		(6.0)		(12.1)		(27.9)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(0.3)		(1.8)		(9.4)
Net other-than-temporary impairments recognized in earnings		(5.7)		(10.3)		(18.5)
Other net realized capital gains (losses)		(768.4)		(2,205.5)		(1,355.6)
Total net realized capital gains (losses)		(774.1)		(2,215.8)		(1,374.1)
Other revenue		29.8		29.8		34.7
Total revenues		1,883.0		357.2		1,216.0
Benefits and expenses:						
Interest credited and other benefits to contract owners/policyholders		1,391.9		(1,855.4)		364.5
Operating expenses		489.6		462.3		444.3
Net amortization of Deferred policy acquisition costs and Value of business acquired		(116.0)		1,522.4		343.7
Interest expense		28.2		28.2		30.9
Other expense		16.9		31.1		27.3
Total benefits and expenses		1,810.6		188.6		1,210.7
Income (loss) before income taxes		72.4		168.6		5.3
Income tax expense (benefit)		97.3		185.5		182.3
Net income (loss)	$	(24.9)	$	(16.9)	$	(177.0)

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Comprehensive Income
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

| | **Year Ended December 31,** | | |
	2014	**2013**	**2012**
Net income (loss)	$ (24.9)	$ (16.9)	$ (177.0)
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	180.1	(252.8)	514.6
Other-than-temporary impairments	16.7	17.7	12.7
Pension and other postretirement benefits liability	(0.2)	(0.2)	(0.2)
Other comprehensive income (loss), before tax	196.6	(235.3)	527.1
Income tax expense (benefit) related to items of other comprehensive income (loss)	68.8	(82.3)	138.0
Other comprehensive income (loss), after tax	127.8	(153.0)	389.1
Comprehensive income (loss)	$ 102.9	$ (169.9)	$ 212.1

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity
Balance at January 1, 2012	$	2.5	$	5,971.6	$	245.1	$	(2,083.1)	$	4,136.1
Comprehensive income (loss):									
Net income (loss)		—		—		—		(177.0)		(177.0)
Other comprehensive income (loss), after tax		—		—		389.1		—		389.1
Total comprehensive income (loss)										212.1
Dividends paid and distributions of capital		—		(250.0)		—		—		(250.0)
Employee related benefits		—		33.9		—		—		33.9
Balance at December 31, 2012		2.5		5,755.5		634.2		(2,260.1)		4,132.1
Comprehensive income (loss):									
Net income (loss)		—		—		—		(16.9)		(16.9)
Other comprehensive income (loss), after tax		—		—		(153.0)		—		(153.0)
Total comprehensive income (loss)										(169.9)
Dividends paid and distributions of capital		—		(230.0)		—		—		(230.0)
Employee related benefits		—		0.1		—		—		0.1
Balance at December 31, 2013		2.5		5,525.6		481.2		(2,277.0)		3,732.3
Comprehensive income (loss):									
Net income (loss)		—		—		—		(24.9)		(24.9)
Other comprehensive income (loss), after tax		—		—		127.8		—		127.8
Total comprehensive income (loss)										102.9
Dividends paid and distributions of capital		—		(216.0)		—		—		(216.0)
Employee related benefits		—		1.0		—		—		1.0
Balance at December 31, 2014	$	2.5	$	5,310.6	$	609.0	$	(2,301.9)	$	3,620.2

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,				
		2014		**2013**		**2012**
Cash Flows from Operating Activities:						
Net income (loss)	$	(24.9)	$	(16.9)	$	(177.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements		(146.6)		(126.9)		(137.6)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements		(96.7)		1,994.4		646.9
Net accretion/amortization of discount/premium		16.0		44.2		50.1
Future policy benefits, claims reserves and interest credited		1,145.3		290.3		575.8
Deferred income tax expense (benefit)		27.4		(1.9)		(66.5)
Net realized capital (gains) losses		774.1		2,215.8		1,374.1
Employee share-based payments		(0.3)		0.1		33.9
Change in:						
Accrued investment income		(3.8)		(11.6)		24.6
Reinsurance recoverable		(1,195.1)		66.3		(37.8)
Other receivables and asset accruals		(3.9)		(11.3)		0.4
Other reinsurance asset		7.6		28.2		21.5
Due to/from affiliates		—		—		261.7
Income tax recoverable		24.7		(45.2)		226.6
Other payables and accruals		1,929.2		(367.3)		(1,393.8)
Other, net		(10.6)		(50.4)		12.8
Net cash provided by operating activities	$	2,442.4	$	4,007.8	$	1,415.7

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,				
		2014		**2013**		**2012**
Cash Flows from Investing Activities:						
Proceeds from the sale, maturity, disposal or redemption of:						
Fixed maturities	$	4,169.4	$	6,647.7	$	6,606.1
Equity securities, available-for-sale		0.4		9.0		2.7
Mortgage loans on real estate		562.0		646.6		687.2
Limited partnerships/corporations		33.9		94.8		153.3
Acquisition of:						
Fixed maturities		(4,531.7)		(8,771.0)		(4,757.0)
Equity securities, available-for-sale		—		(0.6)		(2.6)
Mortgage loans on real estate		(578.8)		(648.9)		(384.7)
Limited partnerships/corporations		(63.2)		(12.1)		(25.9)
Derivatives, net		(969.4)		(2,067.1)		(1,232.4)
Short-term investments, net		(179.8)		2,119.6		(285.7)
Loan-Dutch State obligation, net		—		—		651.5
Policy loans, net		7.5		6.9		10.2
Collateral received (delivered) , net		215.2		(719.1)		(54.5)
Other investments, net		25.0		22.0		—
Other, net		—		—		(0.1)
Net cash (used in) provided by investing activities		(1,309.5)		(2,672.2)		1,368.1
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,363.0	$	7,432.8	$	6,651.8
Maturities and withdrawals from investment contracts		(4,484.5)		(8,868.9)		(9,638.8)
Receipts on deposit contracts		167.7		432.9		91.7
Short-term loans to affiliates, net		—		—		535.9
Excess tax benefits on share-based compensation		1.3		—		—
Dividends paid and distributions of capital		(216.0)		(230.0)		(250.0)
Net cash used in financing activities		(1,168.5)		(1,233.2)		(2,609.4)
Net (decrease) increase in cash and cash equivalents		(35.6)		102.4		174.4
Cash and cash equivalents, beginning of year		398.0		295.6		121.2
Cash and cash equivalents, end of year	$	362.4	$	398.0	$	295.6
Supplemental cash flow information:						
Income taxes paid, net	$	44.3	$	232.5	$	40.0
Interest paid		28.2		28.2		28.2

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   **Business, Basis of Presentation and Significant Accounting Policies**

Business

Voya Insurance and Annuity Company ("VIAC" or "the Company"), which changed its name from ING USA Annuity and Life Insurance Company on September 1, 2014, is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. VIAC is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

Prior to May 2013, Voya Financial, Inc. (which changed its name from ING U.S., Inc. on April 7, 2014), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries, including the Company. On April 11, 2013, Voya Financial, Inc. (formerly ING U.S., Inc.) announced plans to rebrand as Voya Financial, Inc. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership stake in Voya Financial, Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2014 Offering"). On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,255,853 shares of its common stock from ING Group (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to approximately 43%.

On September 8, 2014, ING Group completed a sale of 22,277,993 shares of common stock of Voya Financial, Inc. in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,722,007 shares of its common stock from ING Group (the "September 2014 Direct Share Buyback") (the September 2014 Offering and the September 2014 Direct Share Buyback collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 32.5%.

On November 18, 2014, ING Group completed a sale of 30,030,013 shares of common stock of Voya Financial, Inc. in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial Inc. acquired 4,469,987 shares of its common stock from ING Group (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 19%.

On March 9, 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING Group has exited its stake in Voya Financial, Inc. common stock. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015 Transactions, ING Group has

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016.

VIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. (formerly Lion Connecticut Holdings Inc.) ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers various insurance products, including immediate and deferred fixed annuities. The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company ceased new sales of retail variable annuity products with substantial guarantee features in early 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited in VIAC variable annuities as add-on premiums to existing contracts.

The Company has historically issued guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), primarily to institutional investors and corporate benefit plans. In 2009, the Company made a strategic decision to run-off the assets and liabilities in the GIC business over time. New GIC contracts may be issued on a limited basis to replace maturing contracts.

The Company has one operating segment.

Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI"), valuation of investments and derivatives, impairments, income taxes and contingencies

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income in the Statements of Operations.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors; the Company may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the cash collateral and invests it in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Statements of Operations.
- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld arrangements that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. Embedded derivatives within coinsurance with funds withheld arrangements are reported with the host contract in Deposits and reinsurance recoverable or Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs, Value of Business Acquired and Deferred Sales Inducements

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. (See also "Sales Inducements" below.)

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life ("UL") and variable universal life ("VUL") contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross revenues are sufficient to cover DAC, VOBA and DSI estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC, VOBA and DSI on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC, VOBA or DSI are not deemed recoverable from future gross profits, changes will be applied against the DAC, VOBA or DSI balances before an additional reserve is established.

In assessing loss recognition related to DAC, VOBA and DSI, the Company must select an approach for aggregating different blocks of business in the loss recognition calculation. In the first quarter of 2013, the Company updated the aggregation approach used in assessment of such loss recognition. This change in estimate was due to certain organizational changes that commenced in the first quarter of 2013, which resulted in changes to how the Company manages the variable annuity business that is no longer actively marketed. As a result of this estimate change, the Company recognized loss recognition of $350.8 before taxes during the first quarter of 2013. This amount was recorded in the Statements of Operations as $306.0 to Net amortization of deferred policy acquisition costs and value of business acquired and $44.8 to Interest credited and other benefits to contract owners/policyholders, with a corresponding decrease in the Balance Sheets to Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assumptions

Changes in assumptions can have a significant impact on DAC, VOBA and DSI balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits include mortality and for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to mortality and estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Sales Inducements

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts without sales inducements and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners in the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

- Reserves for traditional life insurance contracts (term insurance, participating and non-participating whole life insurance and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses and persistency are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 3.0% to 7.2%.
- Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 7.5%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance contracts, certain accident and health insurance contracts and payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life-type contracts, including VUL and indexed universal life contracts, are equal to cumulative deposits, less charges, withdrawals and account values released upon death, plus credited interest thereon.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2014, 2013 and 2012. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain universal life-type products and certain variable annuity guaranteed benefits. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Universal and Variable Life: Reserves for UL and VUL secondary guarantees and paid-up guarantees are calculated by estimating the expected value of death benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. The reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years. Assumptions used, such as the interest rate, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. Reserves for UL and VUL secondary guarantees and paid up guarantees are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes a provision for UL contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years. Additional reserves are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

GMDB and GMIB: Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable guarantees ("in the money" guarantees where the notional benefit amount is in excess of the account value). Reserves for GMDB and GMIB are recorded in Future policy benefits and contract owner account balances on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Most contracts issued on or before December 31, 1999 with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk associated with such guarantees. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedge program to mitigate the risks associated with these guarantees, for which the Company did not seek hedge accounting. The variable annuity guarantee hedge program is based on the Company entering into derivative positions to offset such exposures to GMDB and GMIB due to adverse changes in the equity markets.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

GMAB, GMWB, GMWBL and FIA: The Company also issues certain products which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include annuity guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits without life contingencies ("GMWB"), guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") and FIAs.   Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Balance Sheets, with changes in estimated fair value, along with attributed fees collected or payments made, reported in Other net realized capital gains (losses) in the Statements of Operations.

At inception of the GMAB, GMWB and GMWBL contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception, the estimated fair value of the GMAB, GMWB and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.).

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

The liabilities for the GMAB, GMWB, GMWBL and FIA embedded derivatives include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks. The discount rate used to determine the fair value of the liabilities for the GMAB, GMWB, GMWBL and FIA embedded derivatives includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

 • Such separate accounts are legally recognized;
 • Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
 • Investments are directed by the contract owner or participant; and
 • All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations, and the Statements of Cash Flows do not reflect investment activity of the separate accounts.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Long-term Debt

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Balance Sheets and are amortized as a component of Interest expense in the Statements of Operations over the life of the debt using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized in Premiums in the Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations when incurred.

Amounts received as payment for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency, and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Financial Statements. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Short-duration: For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Deposits and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company has entered into combined coinsurance and coinsurance funds withheld reinsurance arrangements that contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld payable under the agreements.

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and Security Life of Denver International Limited ("SLDI") primarily related to GICs, SLD related to fixed annuities and UL policies and SLDI related to variable annuities. The outstanding recoverable balances may fluctuate from period to period. SLDI re-domesticated from the Cayman Islands to the State of Arizona, effective December 20, 2013. SLDI was approved as an Arizona-domiciled captive reinsurer by the Arizona Department of Insurance.

Participating Insurance

Participating business approximates 12.9% of the Company's ordinary life insurance in force and 28.8% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $8.6, $9.1 and $9.8, were incurred during the years ended December 31, 2014, 2013 and 2012, respectively.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

Presentation of Unrecognized Tax Benefits
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-11, "Income Taxes (Accounting Standards Codification ("ASC") Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 were adopted prospectively by the Company on January 1, 2014, to unrecognized tax benefits existing on that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 were adopted by the Company on January 1, 2014. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the Company did not have any fixed obligations under joint and several liable arrangements during 2014.

Fees Paid to the Federal Government by Health Insurers
In July 2011, the FASB issued ASU 2011-06, "Other Expenses (ASC Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

The provisions of ASU 2011-06 were adopted by the Company on January 1, 2014, when the fee initially became effective. The adoption of ASU 2011-06 had no effect on the Company's financial condition, results of operations or cash flows, as the Company does not sell qualifying health insurance and, thus, is not subject to the fee.

Future Adoption of Accounting Pronouncements

Going Concern
In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements-Going Concern (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The provisions of ASU 2014-15 will not affect a company's financial condition, results of operation, or cash flows, but require disclosure if management determines there is substantial doubt, including management's plans to alleviate or mitigate the conditions or events that raise substantial doubt.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter. The Company does not expect ASU 2014-15 to have an impact.

Repurchase Agreements
In June 2014, the FASB issued ASU 2014-11, "Transfers and Servicing (ASC Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), which (1) changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and (2) requires separate accounting for a transfer of a financial asset executed with a repurchase agreement with the same counterparty. This will result in secured borrowing accounting for the repurchase agreement. The amendments also require additional disclosures for certain transactions accounted for as a sale and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.

The provisions of ASU 2014-11 are effective for the first interim or annual period beginning after December 15, 2014, with the exception of disclosure amendments for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings, which are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The Company does not expect ASU 2014-11 to have an impact on its financial condition or results of operations, as the Company has not historically met the requirements for sale accounting treatment for such secured borrowing arrangements. The Company is currently in the process of determining the impact of adoption of the disclosure provisions of ASU 2014-11.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The provisions of ASU 2014-09 are effective retrospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after December 15, 2015. The amendments should be applied prospectively to disposals and classifications as held for sale that occur within those periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-08.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2014:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 843.0	$ 83.9	$ 0.8	$ —	$ 926.1	$ —
U.S. Government agencies and authorities	78.9	4.5	—	—	83.4	—
State, municipalities and political subdivisions	155.4	9.1	0.1	—	164.4	—
U.S. corporate securities	11,678.3	814.6	44.5	—	12,448.4	4.8
Foreign securities:[1]						
Government	328.0	11.9	5.7	—	334.2	—
Other	5,072.5	296.5	27.4	—	5,341.6	—
Total foreign securities	5,400.5	308.4	33.1	—	5,675.8	—
Residential mortgage-backed securities:						
Agency	1,589.5	96.2	4.9	18.5	1,699.3	—
Non-Agency	292.3	53.5	2.3	7.7	351.2	25.8
Total Residential mortgage-backed securities	1,881.8	149.7	7.2	26.2	2,050.5	25.8
Commercial mortgage-backed securities	1,531.7	96.5	0.7	—	1,627.5	—
Other asset-backed securities	292.7	15.2	7.0	—	300.9	0.3
Total fixed maturities, including securities pledged	21,862.3	1,481.9	93.4	26.2	23,277.0	30.9
Less: Securities pledged	567.3	62.2	2.7	—	626.8	—
Total fixed maturities	21,295.0	1,419.7	90.7	26.2	22,650.2	30.9
Equity securities	3.1	3.6	—	—	6.7	—
Total fixed maturities and equity securities investments	$ 21,298.1	$ 1,423.3	$ 90.7	$ 26.2	$ 22,656.9	$ 30.9

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,880.9	$ 19.8	$ 43.9	$ —	$ 1,856.8	$ —
U.S. Government agencies and authorities	102.5	0.3	0.5	—	102.3	—
State, municipalities and political subdivisions	50.1	2.1	0.9	—	51.3	—
U.S. corporate securities	10,292.8	522.7	178.4	—	10,637.1	6.1
Foreign securities:[1]						
Government	404.8	14.5	16.7	—	402.6	—
Other	4,753.5	276.4	37.8	—	4,992.1	—
Total foreign securities	5,158.3	290.9	54.5	—	5,394.7	—
Residential mortgage-backed securities						
Agency	1,740.3	99.0	25.7	20.2	1,833.8	—
Non-Agency	363.0	51.9	5.3	8.7	418.3	40.8
Total Residential mortgage-backed securities	2,103.3	150.9	31.0	28.9	2,252.1	40.8
Commercial mortgage-backed securities	1,471.3	145.1	1.1	—	1,615.3	—
Other asset-backed securities	534.5	19.1	13.1	—	540.5	0.7
Total fixed maturities, including securities pledged	21,593.7	1,150.9	323.4	28.9	22,450.1	47.6
Less: Securities pledged	964.1	1.8	6.7	—	959.2	—
Total fixed maturities	20,629.6	1,149.1	316.7	28.9	21,490.9	47.6
Equity securities	3.8	2.6	0.3	—	6.1	—
Total fixed maturities and equity securities investments	$ 20,633.4	$ 1,151.7	$ 317.0	$ 28.9	$ 21,497.0	$ 47.6

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2014, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

		Amortized Cost		Fair Value
Due to mature:				
One year or less	$	823.2	$	835.6
After one year through five years		4,103.4		4,313.4
After five years through ten years		8,466.7		8,763.9
After ten years		4,762.8		5,385.2
Mortgage-backed securities		3,413.5		3,678.0
Other asset-backed securities		292.7		300.9
Fixed maturities, including securities pledged	$	21,862.3	$	23,277.0

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2014 and 2013, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

		Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value
December 31, 2014								
Communications	$	1,081.6	$	122.1	$	0.9	$	1,202.8
Financial		2,451.3		175.0		1.6		2,624.7
Industrial and other companies		9,983.9		542.8		60.6		10,466.1
Utilities		2,743.1		234.3		7.1		2,970.3
Transportation		490.9		36.9		1.7		526.1
Total	$	16,750.8	$	1,111.1	$	71.9	$	17,790.0
December 31, 2013								
Communications	$	1,028.7	$	76.3	$	10.0	$	1,095.0
Financial		1,862.1		144.4		20.8		1,985.7
Industrial and other companies		9,050.1		417.1		139.0		9,328.2
Utilities		2,659.0		140.0		39.5		2,759.5
Transportation		446.4		21.3		6.9		460.8
Total	$	15,046.3	$	799.1	$	216.2	$	15,629.2

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2014 and 2013, approximately 41.7% and 33.4%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As of December 31, 2014 and 2013, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2014 and 2013, the fair value of loaned securities was $121.2 and $128.5, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2014 and 2013, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $125.4 and $132.4, respectively, and recorded in Short-term investments under securities loan agreements, including collateral delivered on the Balance Sheets. As of December 31, 2014 and 2013, liabilities to return collateral of $125.4 and $132.4, respectively, were included in Payables under securities loan agreements, including collateral held on the Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $1.8 and $2.5 as of December 31, 2014 and 2013, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $146.1 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $16.9 in the second quarter of 2012 reported in Net investment income on the Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $8.2 of promissory notes which were due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, Voya Financial, Inc. unconditionally guaranteed payments of the notes in the event of any default of payment due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2014:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2014								
U.S. Treasuries	$ 25.6	$ — *	$ —	$ —	$ 36.6	$ 0.8	$ 62.2	$ 0.8
U.S. Government agencies and authorities	1.8	— *	—	—	—	—	1.8	— *
U.S. corporate, state and municipalities	864.9	15.5	30.4	0.5	938.6	28.6	1,833.9	44.6
Foreign	739.3	23.7	20.0	0.8	138.5	8.6	897.8	33.1
Residential mortgage-backed	122.8	0.6	26.0	0.3	322.5	6.3	471.3	7.2
Commercial mortgage-backed	34.7	0.3	1.6	0.4	—	—	36.3	0.7
Other asset-backed	12.6	— *	0.8	— *	97.0	7.0	110.4	7.0
Total	$ 1,801.7	$ 40.1	$ 78.8	$ 2.0	$ 1,533.2	$ 51.3	$ 3,413.7	$ 93.4

* Less than $0.1.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2013								
U.S. Treasuries	$ 807.0	$ 12.7	$ 729.3	$ 31.2	$ —	$ —	$1,536.3	$ 43.9
U.S. Government agencies and authorities	9.5	— *	49.2	0.5	—	—	58.7	0.5
U.S. corporate, state and municipalities	1,211.0	25.4	2,022.2	134.1	206.6	19.8	3,439.8	179.3
Foreign	340.9	5.3	639.9	43.8	40.9	5.4	1,021.7	54.5
Residential mortgage-backed	376.1	3.2	570.6	19.2	130.1	8.6	1,076.8	31.0
Commercial mortgage-backed	78.6	1.1	—	—	1.2	— *	79.8	1.1
Other asset-backed	51.9	0.3	12.1	0.2	117.8	12.6	181.8	13.1
Total	$ 2,875.0	$ 48.0	$4,023.3	$ 229.0	$ 496.6	$ 46.4	$7,394.9	$ 323.4

* Less than $0.1.

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 96.8% and 91.5% of the average book value as of December 31, 2014 and 2013, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2014						
Six months or less below amortized cost	$ 1,844.0	$ 33.9	$ 39.7	$ 7.6	368	8
More than six months and twelve months or less below amortized cost	117.3	—	5.5	—	35	—
More than twelve months below amortized cost	1,509.4	2.5	40.1	0.5	236	1
Total	$ 3,470.7	$ 36.4	$ 85.3	$ 8.1	639	9
December 31, 2013						
Six months or less below amortized cost	$ 2,990.4	$ 7.5	$ 58.7	$ 1.8	334	6
More than six months and twelve months or less below amortized cost	4,264.7	25.8	226.0	6.7	474	6
More than twelve months below amortized cost	419.6	10.3	27.4	2.8	122	9
Total	$ 7,674.7	$ 43.6	$ 312.1	$ 11.3	930	21

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2014						
U.S. Treasuries	$ 63.0	$ —	$ 0.8	$ —	4	—
U.S. Government agencies and authorities	1.8	—	—	—	1	—
U.S. corporate, state and municipalities	1,864.2	14.3	41.2	3.4	295	3
Foreign	915.0	15.9	29.7	3.4	166	3
Residential mortgage-backed	478.5	—	7.2	—	125	—
Commercial mortgage-backed	35.0	2.0	0.3	0.4	9	1
Other asset-backed	113.2	4.2	6.1	0.9	39	2
Total	$ 3,470.7	$ 36.4	$ 85.3	$ 8.1	639	9
December 31, 2013						
U.S. Treasuries	$ 1,580.2	$ —	$ 43.9	$ —	15	—
U.S. Government agencies and authorities	59.2	—	0.5	—	3	—
U.S. corporate, state and municipalities	3,604.2	14.9	175.5	3.8	479	1
Foreign	1,067.8	8.4	52.5	2.0	185	3
Residential mortgage-backed	1,103.4	4.4	29.9	1.1	187	10
Commercial mortgage-backed	80.9	—	1.1	—	14	—
Other asset-backed	179.0	15.9	8.7	4.4	47	7
Total	$ 7,674.7	$ 43.6	$ 312.1	$ 11.3	930	21

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows, after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows, at the time the securities were acquired, indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2014, the Company had no new troubled debt restructurings for private placement or commercial mortgage loans. For the year ended December 31, 2013, the Company had no new private placement troubled debt restructuring and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post-modification carrying value of $24.6. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2014 , these loans have repaid $7.5 in principal.

As of December 31, 2014 and 2013, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2014	December 31, 2013
Commercial mortgage loans	$ 2,855.2	$ 2,838.4
Collective valuation allowance	(0.8)	(1.1)
Total net commercial mortgage loans	$ 2,854.4	$ 2,837.3

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2014 and 2013.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

	December 31, 2014	December 31, 2013
Collective valuation allowance for losses, balance at January 1	$ 1.1	$ 1.2
Addition to / (reduction of) allowance for losses	(0.3)	(0.1)
Collective valuation allowance for losses, end of period	$ 0.8	$ 1.1

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2014	December 31, 2013
Impaired loans without allowances for losses	$ 17.1	$ 23.4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 17.1	$ 23.4
Unpaid principal balance of impaired loans	$ 17.1	$ 23.4

As of December 31, 2014 and 2013 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2014	December 31, 2013
Troubled debt restructured loans	$ 17.1	$ 23.4

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2014 and 2013. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2014 and 2013.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2014	2013	2012
Impaired loans, average investment during the period (amortized cost) [1]	$ 20.2	$ 11.7	$ —
Interest income recognized on impaired loans, on an accrual basis [1]	1.1	0.7	—
Interest income recognized on impaired loans, on a cash basis [1]	1.0	0.7	—
Interest income recognized on troubled debt restructured loans, on an accrual basis	1.1	0.7	—

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

Loan-to-Value Ratio:	December 31, 2014 [1]	December 31, 2013 [1]
0% - 50%	$ 367.2	$ 499.8
>50% - 60%	674.2	761.3
>60% - 70%	1,671.0	1,458.1
>70% - 80%	136.4	112.6
>80% and above	6.4	6.6
Total Commercial mortgage loans	$ 2,855.2	$ 2,838.4

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

Debt Service Coverage Ratio:	December 31, 2014 [1]	December 31, 2013 [1]
Greater than 1.5x	$ 2,085.8	$ 2,003.2
>1.25x - 1.5x	397.3	468.5
>1.0x - 1.25x	282.4	240.2
Less than 1.0x	85.9	126.5
Commercial mortgage loans secured by land or construction loans	3.8	—
Total Commercial mortgage loans	$ 2,855.2	$ 2,838.4

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2014 [1]		December 31, 2013 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 673.0	23.6%	$ 682.8	24.1%
South Atlantic	597.6	20.9%	560.9	19.8%
West South Central	386.2	13.5%	377.2	13.3%
East North Central	281.1	9.8%	337.6	11.9%
Middle Atlantic	395.6	13.9%	334.0	11.8%
Mountain	277.5	9.7%	282.1	9.9%
West North Central	122.2	4.3%	131.4	4.6%
New England	37.4	1.3%	71.9	2.5%
East South Central	84.6	3.0%	60.5	2.1%
Total Commercial mortgage loans	$ 2,855.2	100.0%	$ 2,838.4	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2014[1]		December 31, 2013[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Industrial	$ 806.8	28.3%	$ 998.3	35.2%
Retail	932.9	32.7%	800.2	28.2%
Apartments	508.6	17.8%	412.4	14.5%
Office	340.1	11.9%	388.3	13.7%
Hotel/Motel	83.3	2.9%	99.1	3.5%
Mixed Use	80.2	2.8%	53.7	1.9%
Other	103.3	3.6%	86.4	3.0%
Total Commercial mortgage loans	$ 2,855.2	100.0%	$ 2,838.4	100.0%

[1]Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2014[1]	December 31, 2013[1]
Year of Origination:		
2014	$ 540.1	$ —
2013	628.7	641.3
2012	282.0	307.5
2011	601.0	748.4
2010	109.3	170.8
2009	11.9	45.6
2008 and prior	682.2	924.8
Total Commercial mortgage loans	$ 2,855.2	$ 2,838.4

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2014		**2013**		**2012**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate	$ 1.4	2	$ —	—	$ 6.0	3
Foreign[1]	0.6	4	1.4	1	0.7	3
Residential mortgage-backed	2.8	39	7.5	57	9.7	55
Commercial mortgage-backed	0.1	2	0.3	2	1.7	1
Other asset-backed	0.5	2	1.1	3	0.4	3
Equity	0.3	2	—	—	—	—
Total	$ 5.7	51	$ 10.3	63	$ 18.5	65

[1] Primarily U.S. dollar denominated.

The above tables include $3.7, $6.4 and $14.7 of write-downs related to credit impairments for the years ended December 31, 2014, 2013 and 2012, respectively, in Other-than-temporary impairments, which are recognized in the Statements of Operations. The remaining $2.0, $3.9 and $3.8, for the years ended December 31, 2014, 2013 and 2012, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2014		**2013**		**2012**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate	$ 1.2	2	$ —	—	$ 0.5	1
Foreign[1]	0.6	4	—	—	0.7	3
Residential mortgage-backed	0.1	5	3.6	12	0.9	6
Commercial mortgage-backed	0.1	2	0.3	2	1.7	1
Other asset-backed	—	—	—	—	— *	1
Equity	—	—	—	—	—	—
Total	$ 2.0	13	$ 3.9	14	$ 3.8	12

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2014	2013	2012
Balance at January 1	$ 42.1	$ 47.9	$ 64.1
Additional credit impairments:			
On securities not previously impaired	0.4	0.5	4.8
On securities previously impaired	3.0	3.8	6.8
Reductions:			
Securities sold, matured, prepaid or paid down	11.9	10.1	27.8
Increase in cash flows	0.5	—	—
Balance at December 31	$ 33.1	$ 42.1	$ 47.9

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2014	2013	2012
Fixed maturities	$ 1,121.7	$ 1,075.8	$ 1,137.9
Equity securities, available-for-sale	2.4	3.6	4.0
Mortgage loans on real estate	145.6	152.9	166.3
Policy loans	5.0	5.7	5.7
Short-term investments and cash equivalents	0.8	0.4	0.2
Other	39.9	79.7 [1]	23.7
Gross investment income	1,315.4	1,318.1	1,337.8
Less: investment expenses	50.7	50.9	52.3
Net investment income	$ 1,264.7	$ 1,267.2	$ 1,285.5

[1] Includes $42.4 in conjunction with a bankruptcy settlement for a prime broker who held assets on behalf of a limited partnership previously written down to realizable value.

As of December 31, 2014, the Company had $0.2 of investments in fixed maturities that did not produce net investment income. As of December 31, 2013, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Fixed maturities, available-for-sale, including securities pledged	$ 2.4	$ (11.4)	$ 138.0
Fixed maturities, at fair value option	(50.0)	(89.0)	(57.7)
Equity securities, available-for-sale	(0.1)	—	(0.2)
Derivatives	(33.8)	(3,050.2)	(1,654.0)
Embedded derivatives - fixed maturities	(2.7)	(24.3)	(4.2)
Embedded derivatives - product guarantees	(708.4)	961.7	202.9
Other investments	18.5	(2.6)	1.1
Net realized capital gains (losses)	$ (774.1)	$ (2,215.8)	$ (1,374.1)
After-tax net realized capital gains (losses)	$ (503.2)	$ (1,440.3)	$ (932.8)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Proceeds on sales	$ 2,436.1	$ 4,548.9	$ 4,652.0
Gross gains	21.9	41.6	177.8
Gross losses	26.3	27.0	14.3

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses put options to manage the equity, interest rate and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed benefits. The Company also uses call options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits and to mitigate certain rebalancing costs resulting from increased volatility. An increase in the equity volatility results in a higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2014			December 31, 2013		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 7.7	$ 0.4	$ —	$ 7.7	$ —	$ 0.1
Foreign exchange contracts	57.1	7.9	—	57.1	1.8	0.7
Fair value hedges:						
Interest rate contracts	299.1	2.1	7.8	365.6	4.8	9.7
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	23,792.7	434.2	98.5	26,485.1	193.0	651.4
Foreign exchange contracts	1,032.0	22.5	8.2	903.8	7.2	17.8
Equity contracts	20,610.5	420.2	209.8	11,304.7	131.0	52.2
Credit contracts	1,220.0	4.1	16.3	220.0	4.6	—
Embedded derivatives:						
Within fixed maturity investments	N/A	26.2	—	N/A	28.9	—
Within annuity products	N/A	—	3,488.8	N/A	—	2,594.5
Within reinsurance agreements	N/A	9.6	211.0	N/A	(8.4)	(38.0)
Total		$ 927.2	$ 4,040.4		$ 362.9	$ 3,288.4

N/A - Not Applicable

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2014 and 2013. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2014		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 1,220.0	$ 4.1	$ 16.3
Equity contracts	13,184.3	317.1	201.7
Foreign exchange contracts	1,089.1	30.4	8.2
Interest rate contracts	24,099.5	436.7	106.3
		788.3	332.5
Counterparty netting[1]		(311.1)	(311.1)
Cash collateral netting[1]		(267.3)	(19.3)
Securities collateral netting[1]		(130.4)	(2.1)
Net receivables/payables		$ 79.5	$ —

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2013		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 220.0	$ 4.6	$ —
Equity contracts	4,225.3	129.1	31.7
Foreign exchange contracts	960.9	9.0	18.5
Interest rate contracts	26,858.5	197.8	661.2
		340.5	711.4
Counterparty netting[1]		(283.5)	(283.5)
Cash collateral netting[1]		(37.4)	—
Securities collateral netting[1]		(8.8)	(350.0)
Net receivables/payables		$ 10.8	$ 77.9

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. As of December 31, 2014, the Company held $268.5 of net cash collateral and pledged $5.8 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2013, the Company held $35.2 and $12.3 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2014, the Company delivered $505.6 of securities and held $130.5 of securities as collateral. As of December 31, 2013, the Company delivered $830.7 of securities and held $20.4 of securities as collateral.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

		Year Ended December 31,		
	2014	**2013**		**2012**
Derivatives: Qualifying for hedge accounting[1]:				
Cash flow hedges:				
Interest rate contracts	$ 0.2	$ — *	$	—
Foreign exchange contracts	0.7	0.2		—
Fair value hedges:				
Interest rate contracts	(12.9)	15.6		—
Derivatives: Non-qualifying for hedge accounting[2]:				
Interest rate contracts	797.0	(920.0)		121.6
Foreign exchange contracts	91.8	53.6		2.4
Equity contracts	(911.4)	(2,204.2)		(1,779.3)
Credit contracts	0.8	4.6		1.3
Embedded derivatives:				
Within fixed maturity investments[2]	(2.7)	(24.3)		(4.2)
Within annuity products[2]	(708.4)	961.7		202.9
Within reinsurance agreements[3]	(231.1)	311.3		50.9
Total	$ (976.0)	$ (1,801.5)	$	(1,404.4)

* Less than $0.1.

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2014, 2013 and 2012, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2014, the fair values of credit default swaps of $4.1 and $16.3 were included in Derivatives assets and Derivatives liabilities respectively, on the Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $4.6 was included in Derivatives assets, and there were no credit default swaps included in Derivatives liabilities on the Balance Sheets. As of December 31, 2014 and 2013, the maximum potential future exposure to the Company was $220.0 on credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 916.6	$ 9.5	$ —	$ 926.1
U.S Government agencies and authorities	—	83.4	—	83.4
U.S. corporate, state and municipalities	—	12,298.8	314.0	12,612.8
Foreign[(1)]	—	5,528.5	147.3	5,675.8
Residential mortgage-backed securities	—	2,019.2	31.3	2,050.5
Commercial mortgage-backed securities	—	1,627.5	—	1,627.5
Other asset-backed securities	—	300.0	0.9	300.9
Total fixed maturities, including securities pledged	916.6	21,866.9	493.5	23,277.0
Equity securities, available-for-sale	6.7	—	—	6.7
Derivatives:				
Interest rate contracts	—	436.7	—	436.7
Foreign exchange contracts	—	30.4	—	30.4
Equity contracts	103.1	285.9	31.2	420.2
Credit contracts	—	4.1	—	4.1
Embedded derivative on reinsurance	—	9.6	—	9.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,277.5	—	1.8	1,279.3
Assets held in separate accounts	38,547.7	—	—	38,547.7
Total assets	$ 40,851.6	$ 22,633.6	$ 526.5	$ 64,011.7
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,924.4	$ 1,924.4
GMAB / GMWB / GMWBL	—	—	1,564.4	1,564.4
Other derivatives:				
Interest rate contracts	—	106.3	—	106.3
Foreign exchange contracts	—	8.2	—	8.2
Equity contracts	8.1	201.7	—	209.8
Credit contracts	—	16.3	—	16.3
Embedded derivative on reinsurance	—	211.0	—	211.0
Total liabilities	$ 8.1	$ 543.5	$ 3,488.8	$ 4,040.4

[(1)] Primarily U.S. dollar denominated

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,847.4	$ 9.4	$ —	$ 1,856.8
U.S Government agencies and authorities	—	98.1	4.2	102.3
U.S. corporate, state and municipalities	—	10,598.0	90.4	10,688.4
Foreign[1]	—	5,370.1	24.6	5,394.7
Residential mortgage-backed securities	—	2,224.5	27.6	2,252.1
Commercial mortgage-backed securities	—	1,615.3	—	1,615.3
Other asset-backed securities	—	518.5	22.0	540.5
Total fixed maturities, including securities pledged	1,847.4	20,433.9	168.8	22,450.1
Equity securities, available-for-sale	6.1	—	—	6.1
Derivatives:				
Interest rate contracts	—	197.8	—	197.8
Foreign exchange contracts	—	9.0	—	9.0
Equity contracts	1.9	72.1	57.0	131.0
Credit contracts	—	4.6	—	4.6
Embedded derivative on reinsurance	—	(8.4)	—	(8.4)
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,123.6	5.0	—	1,128.6
Assets held in separate accounts	42,008.3	—	—	42,008.3
Total assets	$ 44,987.3	$ 20,714.0	$ 225.8	$ 65,927.1
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,693.5	$ 1,693.5
GMAB / GMWB / GMWBL	—	—	901.0	901.0
Other derivatives:				
Interest rate contracts	—	661.2	—	661.2
Foreign exchange contracts	—	18.5	—	18.5
Equity contracts	20.5	31.7	—	52.2
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(38.0)	—	(38.0)
Total liabilities	$ 20.5	$ 673.4	$ 2,594.5	$ 3,288.4

[1] Primarily U.S. dollar denominated

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2014, $467.8 and $18.1 billion of a total fair value of $23.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2013, $110.5 and $17.4 billion of a total fair value of $22.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB and GMWBL riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the growth in the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's GMAB, GMWB, GMWBL and FIA embedded derivative liabilities includes an adjustment to reflect nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2014 and 2013. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2014:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change In Unrealized Gains (Losses) Included in Earnings [4] |
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ 4.2	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (4.2)	$ —	$ —
U.S. corporate, state and municipalities	90.4	(0.2)	(3.7)	77.9	—	—	(44.1)	193.7	—	314.0	(0.3)
Foreign[1]	24.6	(0.1)	(7.8)	24.0	—	—	(8.5)	122.8	(7.7)	147.3	(0.1)
Residential mortgage-backed securities	27.6	(2.3)	0.5	2.9	—	—	(1.5)	8.8	(4.7)	31.3	(2.2)
Other asset-backed securities	22.0	3.2	(2.9)	—	—	—	(15.2)	—	(6.2)	0.9	—
Total fixed maturities, including securities pledged	168.8	0.6	(13.9)	104.8	—	—	(69.3)	325.3	(22.8)	493.5	(2.6)
Equity securities, available-for-sale	—	(0.3)	0.3	—	—	—	—	—	—	—	(0.3)
Derivatives:											
Annuity product guarantees:											
FIA[2]	(1,693.5)	(195.5)	—	—	(166.2)	—	130.8	—	—	(1,924.4)	—
GMWB/GMAB/GMWBL[2]	(901.0)	(512.9)	—	—	(151.2)	—	0.7	—	—	(1,564.4)	—
Other derivatives, net:	57.0	31.6	—	22.7	—	—	(80.1)	—	—	31.2	(25.8)
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	1.8	—	—	—	—	—	1.8	—

[1] Primarily U.S. dollar denominated
[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.
[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings [4]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ 4.2	$ —	$ —	$ —	$ —	$ —	$ 4.2	$ —
U.S. corporate, state and municipalities	113.6	(0.2)	(0.7)	—	—	—	(18.2)	0.7	(4.8)	90.4	(0.2)
Foreign[1]	20.9	—	(0.4)	13.1	—	(1.1)	(13.4)	5.5	—	24.6	—
Residential mortgage-backed securities	24.2	(0.5)	(0.5)	15.3	—	(0.2)	—	—	(10.7)	27.6	(0.5)
Other asset-backed securities	78.2	6.4	(2.9)	—	—	(36.4)	(7.7)	—	(15.6)	22.0	2.3
Total fixed maturities, including securities pledged	236.9	5.7	(4.5)	32.6	—	(37.7)	(39.3)	6.2	(31.1)	168.8	1.6
Equity securities, available-for-sale	15.8	(0.2)	(0.2)	—	—	—	—	—	(15.4)	—	—
Derivatives:											
Annuity product guarantees:											
FIA[2]	(1,393.8)	(275.7)	—	—	(108.2)	—	84.2	—	—	(1,693.5)	—
GMWB/GMAB/GMWBL[2]	(2,004.0)	1,237.4	—	—	(134.9)	—	0.5	—	—	(901.0)	—
Other derivatives, net:	11.7	98.4	—	20.7	—	—	(73.8)	—	—	57.0	28.1
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	—	—	—	—	—	—	—	—

[1] Primarily U.S. dollar denominated

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2014 and 2013, the transfers in and out of Level 3 for fixed maturities and equity securities, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The fair value of certain options and swap contracts are valued using observable inputs and were transferred from Level 3 to Level 2 during the year ended December 31, 2013.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity and interest rate implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals. Such inputs are monitored quarterly.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity / Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the equity indices and swap rates for GMAB, GMWB and GMWBL fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2014:

	Range[1]		
Unobservable Input	**GMWB / GMWBL**	**GMAB**	**FIA**
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Interest rate implied volatility	0.2% to 16%	0.2% to 16%	—
Correlations between:			
Equity Funds	49% to 98%	49% to 98%	—
Equity and Fixed Income Funds	-38% to 62%	-38% to 62%	—
Interest Rates and Equity Funds	-32% to -4%	-32% to -4%	—
Nonperformance risk	0.13% to 1.10%	0.13% to 1.10%	0.13% to 1.10%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% [2]	—	—
Partial Withdrawals	0% to 10%	0% to 10%	0% to 5%
Lapses	0.08% to 24% [3][4]	0.08% to 31% [3][4]	0% to 60% [3]
Mortality	— [5]	— [5]	— [6]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 33% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2014 (account value amounts are in $ billions).

	Account Values			
Attained Age Group	**In the Money**	**Out of the Money**	**Total**	**Average Expected Delay (Years)***
< 60	$ 2.4	$ 0.5	$ 2.9	9.5
60-69	6.1	0.9	7.0	4.9
70+	5.0	0.5	5.5	3.1
	$ 13.5	$ 1.9	$ 15.4	5.8

* For population expected to withdraw in future. Excludes policies taking systematic withdraws and 15% of policies the Company assumes will never withdraw.

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.

[4] The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are "in the money" or "out of the money" as of December 31, 2014 (account value amounts are in $ billions).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

| | Moneyness | GMAB | | | GMWB/GMWBL | |
		Account Value	Lapse Range		Account Value	Lapse Range
During Surrender Charge Period						
	In the Money**	$ — *	0.08% to 8.2%	$	6.5	0.08% to 6.3%
	Out of the Money	— *	0.41% to 12%		1.1	0.36% to 7%
After Surrender Charge Period						
	In the Money**	$ — *	2.5% to 21%	$	7.2	1.7% to 21%
	Out of the Money	0.1	12% to 31%		1.4	5.6% to 24%

* Less than $0.1.

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[5] The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

[6] The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

| Unobservable Input | Range[1] | | |
	GMWB / GMWBL	GMAB	FIA
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Interest rate implied volatility	0.2% to 16%	0.2% to 16%	—
Correlations between:			
Equity Funds	50% to 98%	50% to 98%	—
Equity and Fixed Income Funds	-33% to 62%	-33% to 62%	—
Interest Rates and Equity Funds	-30% to -14%	-30% to -14%	—
Nonperformance risk	-0.1% to 0.79%	-0.1% to 0.79%	-0.1% to 0.79%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% [2]	—	—
Partial Withdrawals	0% to 10%	0% to 10%	0% to 2%
Lapses	0.08% to 40% [3][4]	0.08% to 31% [3][4]	0% to 53% [3]
Mortality	— [5]	— [5]	— [6]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 30% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2013 (account value amounts are in $ billions).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements(Dollar amounts in millions, unless otherwise stated)

Attained Age Group	Account Values: In the Money	Account Values: Out of the Money	Account Values: Total	Average Expected Delay (Years)*
< 60	$ 2.1	$ 1.4	$ 3.5	5.4
60-69	5.0	2.5	7.5	1.3
70+	3.9	1.3	5.2	—
	$ 11.0	$ 5.2	$ 16.2	2.3

* For population expected to withdraw in future. Excludes policies taking systematic withdraws and 15% of policies the Company assumes will never withdraw.
(3) Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
(4) The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are "in the money" or "out of the money" as of December 31, 2013 (account value amounts are in $ billions).

	Moneyness	GMAB: Account Value	GMAB: Lapse Range	GMWB/GMWBL: Account Value	GMWB/GMWBL: Lapse Range
During Surrender Charge Period					
	In the Money**	$ — *	0.08% to 8.2%	$ 5.5	0.08% to 5.5%
	Out of the Money	— *	0.41% to 12%	3.1	0.36% to 11%
After Surrender Charge Period					
	In the Money**	$ — *	2.5% to 21%	$ 5.6	1.5% to 21%
	Out of the Money	0.1	12% to 31%	2.8	6.9% to 40%

* Less than $0.1.

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."
(5) The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.
(6) The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in interest rate implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2014		December 31, 2013	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 23,277.0	$ 23,277.0	$ 22,450.1	$ 22,450.1
Equity securities, available-for-sale	6.7	6.7	6.1	6.1
Mortgage loans on real estate	2,854.4	2,989.1	2,837.3	2,867.0
Policy loans	87.4	87.4	94.9	94.9
Limited partnerships/corporations	172.9	172.9	133.2	133.2
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	1,279.3	1,279.3	1,128.6	1,128.6
Derivatives	891.4	891.4	342.4	342.4
Other investments	49.4	49.4	56.2	56.2
Deposits from affiliates	653.2	693.0	747.2	807.7
Embedded derivative on reinsurance	9.6	9.6	(8.4)	(8.4)
Assets held in separate accounts	38,547.7	38,547.7	42,008.3	42,008.3
Liabilities:				
Investment contract liabilities:				
Deferred annuities[1]	19,054.6	19,122.0	18,979.6	19,377.2
Funding agreements with fixed maturities and guaranteed investment contracts	961.3	936.2	1,530.5	1,499.3
Supplementary contracts, immediate annuities and other	1,296.7	1,404.5	681.2	682.3
Derivatives:				
Annuity product guarantees:				
FIA	1,924.4	1,924.4	1,693.5	1,693.5
GMAB/GMWB/GMWBL	1,564.4	1,564.4	901.0	901.0
Other derivatives	340.6	340.6	731.9	731.9
Long-term debt	435.0	545.6	435.0	471.2
Embedded derivative on reinsurance	211.0	211.0	(38.0)	(38.0)

[1] Certain amounts included in Deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair values for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Other investments: FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 1.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the underlying contracts, plus the fair value of the unamortized ceding allowance. The Fair value of the liabilities of the underlying contract is estimated based on the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving short risk-free rates plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. The fair value of the unamortized ceding allowance is based on the projected release ceding allowances and discounted at risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 3.

Investment contract liabilities:

   Deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities, taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

   Funding agreements with fixed maturities and guaranteed investment contracts: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

   Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated.

	DAC	VOBA	Total
Balance at January 1, 2012	$ 3,326.5	$ 46.1	$ 3,372.6
Deferrals of commissions and expenses	107.8	—	107.8
Amortization:			
Amortization	(582.0)	(27.5)	(609.5)
Interest accrued[1]	262.7	3.1	265.8
Net amortization included in the Statements of Operations	(319.3)	(24.4)	(343.7)
Change in unrealized capital gains/losses on available-for-sale securities	(146.8)	6.7	(140.1)
Balance at December 31, 2012	2,968.2	28.4	2,996.6
Deferrals of commissions and expenses	99.7	—	99.7
Amortization:			
Amortization[2]	(1,681.3)	12.5	(1,668.8)
Interest accrued[1]	143.1	3.3	146.4
Net amortization included in the Statements of Operations	(1,538.2)	15.8	(1,522.4)
Change in unrealized capital gains/losses on available-for-sale securities	742.0	14.4	756.4
Balance at December 31, 2013	2,271.7	58.6	2,330.3
Deferrals of commissions and expenses	118.2	—	118.2
Amortization:			
Amortization	24.4	(12.2)	12.2
Interest accrued[1]	100.5	3.3	103.8
Net amortization included in the Statements of Operations	124.9	(8.9)	116.0
Change in unrealized capital gains/losses on available-for-sale securities	(301.9)	(10.6)	(312.5)
Balance at December 31, 2014	$ 2,212.9	$ 39.1	$ 2,252.0

[1] Interest accrued at the following rates for VOBA: 2.0% to 5.8% during 2014, 1.0% to 6.0% during 2013 and 3.0% to 7.0% during 2012.
[2] Includes loss recognition for DAC and VOBA of $305.0 and $1.0, respectively.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2015	$ 10.0
2016	8.3
2017	7.6
2018	7.8
2019	8.0

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

6. Sales Inducements

During the years ended December 31, 2014, 2013 and 2012, the Company capitalized $28.4, $27.4 and $29.8, respectively, of sales inducements. During the years ended December 31, 2014, 2013 and 2012, the Company amortized $(19.3), $(472.0) and $(303.1), respectively, of sales inducements. The unamortized balance of capitalized sales inducements was $431.3 and $482.2 as of December 31, 2014 and 2013, respectively.

7. Guaranteed Benefit Features

While the Company ceased new sales of retail variable annuity products with substantial guarantee features in early 2010, its currently-sold retail variable annuity contracts with separate account options guarantee the contract owner a return of no less than (i) total deposits made to the contract less any partial withdrawals, (ii) total deposits made to the contract less any partial withdrawals plus a minimum return, or (iii) the highest contract value on a specified date minus any withdrawals. These guarantees include benefits that are payable in the event of death, annuitization or at specified dates.

The Company also offers optional guaranteed withdrawal benefit provisions on its indexed annuity products. This provision guarantees an annual withdrawal amount for life that is calculated as a percentage of the benefit base, which equals premium paid at the time of product issue, and can increase by a rollup percentage (mainly 7% or 6%, depending on versions of the benefit) or annual ratchet. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on whether the benefit is for a single life, or joint lives.

The Company's major source of income from guaranteed benefit features is the base contract mortality, expense, and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

The Company's retail variable annuity contracts offer one or more of the following guaranteed death and living benefits:

Guaranteed Minimum Death Benefits (GMDB)

*   _Standard_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the premiums paid by the customer, adjusted for withdrawals.

*   _Ratchet_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Standard or (2) the maximum policy anniversary (or quarterly) value of the variable annuity, adjusted for withdrawals.

*   _Rollup_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the aggregate premiums paid by the contract owner, with interest at the contractual rate per annum, adjusted for withdrawals. The Rollup may be subject to a maximum cap on the total benefit.

*   _Combo_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup.

Guaranteed Minimum Living Benefits

Guaranteed Minimum Income Benefit (GMIB): Guarantees a minimum income payout, exercisable only on a contract anniversary on or after a specified date, in most cases 10 years after purchase of the GMIB rider. The income payout is determined based on contractually established annuity factors multiplied by the benefit base. The benefit base equals the premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7% or 6% depending on the version of the benefit) and ratchet frequency subject to maximum caps which vary by product version (200%, 250% or 300% of initial premium).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL): Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7%, 6% or 0%, depending on versions of the benefit) and ratchet frequency (primarily annually or quarterly, depending on versions). The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

Guaranteed Minimum Accumulation Benefit (GMAB): Guarantees that the account value will be at least 100% of the eligible premiums paid by the customer after 10 years, adjusted for withdrawals. We offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

The following assumptions and methodology were used to determine the guaranteed reserves for retail variable annuity contracts as of December 31, 2014 and 2013:

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios.
Mean investment performance	GMDB: The mean investment performance varies by fund group. In general, the Company groups all separate account returns into 6 fund groups and generate stochastic returns for each of these fund groups. The overall mean blended separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total. GMIB: The overall blended mean is 8.1% based on a single fund group. GMAB / GMWB / GMWBL: Zero rate curve.
Volatility	GMDB: 15.8% for 2014 and 2013. GMIB: 15.8% for 2014 and 2013. GMAB / GMWB / GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.
Mortality	Depending on the type of benefit and gender, the Company uses Annuity 2000 basic table with mortality improvement through 2014, further adjusted for company experience.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness.
Discount rates	GMDB / GMIB: 5.5% for 2014 and 2013. GMAB / GMWB / GMWBL: Zero rate curve plus adjustment for nonperformance risk.

Variable annuity contracts containing guaranteed minimum death and living benefits expose the Company to equity risk. With a decline in the equity markets, the Company has exposure to increasing claims due to the guaranteed minimum benefits. On the other hand, with an increase in the equity markets, the Company's exposure to risks associated with the guaranteed minimum benefits generally decreases. In order to mitigate the risk associated with guaranteed death and living benefits, the Company enters into reinsurance agreements and derivative positions on various public market indices chosen to closely replicate contract owner variable fund returns.

The calculation of the GMDB, GMIB, GMAB, GMWB, and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed living benefit feature.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The liabilities for variable annuity contracts containing guaranteed minimum death and living benefits are recorded in separate account liabilities as follows as of December 31, 2014 and 2013. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities under ASC Topic 944, which are recorded on the Balance Sheets in Future policy benefits and contract owner account balances. The paid and incurred amounts were as follows for the years ended December 31, 2014, 2013 and 2012:

	GMDB	GMAB/GMWB	GMIB	GMWBL
Separate account liability at December 31, 2014	$ 38,547.7	$ 728.9	$ 13,618.4	$ 15,444.4
Separate account liability at December 31, 2013	$ 42,008.3	$ 878.2	$ 15,479.8	$ 16,163.0
Additional liability balance:				
Balance at January 1, 2012	$ 510.3	$ 114.9	$ —	$ 1,738.1
Incurred guaranteed benefits	94.2	(38.3)	—	(226.3)
Paid guaranteed benefits	(116.5)	(0.6)	—	—
Balance at December 31, 2012	488.0	76.0	—	1,511.8
Incurred guaranteed benefits	(59.8)	(46.8)	—	(1,097.8)
Paid guaranteed benefits	(89.2)	(0.5)	—	—
Balance at December 31, 2013	339.0	28.7	—	414.0
Incurred guaranteed benefits	108.6	4.8	—	631.5
Paid guaranteed benefits	(73.3)	(0.7)	—	—
Balance at December 31, 2014	$ 374.3	$ 32.8	$ —	$ 1,045.5

The Company also calculates additional liabilities for FIA contracts with guaranteed withdrawal benefits. The additional liability represents the expected value of these benefits in excess of the projected account balance, and is accreted based on assessments over the accumulation period of the contract. The additional liability for FIA guaranteed withdrawal benefits was $19.7 and $35.1, as of December 31, 2014 and 2013, respectively. The additional liability is recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of the dates indicated.

| | In the Event of Death | At Annuitization, Maturity, or Withdrawal | | |
	GMDB	GMAB/GMWB	GMIB	GMWBL
December 31, 2014				
Separate account value	$ 38,547.7	$ 728.9	$ 13,618.4	$ 15,444.4
Net amount at risk, net of reinsurance	$ 4,982.0	$ 15.4	$ —	$ —
Weighted average attained age	70	72	—	—
December 31, 2013				
Separate account value	$ 42,008.3	$ 878.2	$ 15,479.8	$ 16,163.0
Net amount at risk, net of reinsurance	$ 5,007.1	$ 18.5	$ —	$ —
Weighted average attained age	70	70	—	—

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2014 and 2013 was $38.5 billion and $42.0 billion, respectively.

8.   Reinsurance

At December 31, 2014, the Company had reinsurance treaties with 14 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its life and annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliates, ReliaStar Life Insurance Company ("RLI") and SLD related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. Furthermore, the Company has agreements with SLD which are accounted for using the deposit method. For additional information regarding these transactions with affiliates, see the *Related Party Transactions* Note for further detail.

Deposits and reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | |
	2014	2013
Claims recoverable from reinsurers	$ 8.7	$ 10.8
Reinsurance reserves ceded [1]	3,748.0	2,524.3
Deposits [1]	806.7	974.4
Reinsurance receivable, net [1]	396.3	421.1
Other	9.3	11.0
Total	$ 4,969.0	$ 3,941.6

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

		December 31,				
		2014		**2013**		**2012**
Premiums:						
Direct premiums	$	634.2	$	95.2	$	16.3
Reinsurance assumed [1]		407.7		454.9		480.3
Reinsurance ceded [1]		(504.1)		(113.8)		(37.6)
Net premiums	$	537.8	$	436.3	$	459.0

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

9. Capital Contributions, Dividends and Statutory Information

Iowa insurance law imposes restrictions on an Iowa insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Iowa Insurance Commission.

Under Iowa law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2014, the Company declared an ordinary dividend in the amount of $216.0, which was paid on May 19, 2014. During the year ended December 31, 2013 following receipt of required approval from the Iowa Insurance Division (the "Division") and consummation of the IPO of Voya Financial, Inc., the Company paid an extraordinary return of capital distribution of $230.0 to its Parent.

During the years ended December 31, 2014, and 2013, the Company did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

On May 8, 2013, the Company reset, on a one-time basis, its negative unassigned funds account as of December 31, 2012 (as reported in its 2012 statutory annual statement) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). The reset was made pursuant to a permitted practice in accordance with statutory accounting practices granted by the Division. This permitted practice had no impact on total capital and surplus of the Company and was reflected in the Company's second quarter 2013 statutory financial statements.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) was $335.6, $(55.8) and $(9.1), for the years ended December 31, 2014, 2013 and 2012, respectively. Statutory capital and surplus was $2.1 billion and $1.9 billion as of December 31, 2014 and 2013, respectively.

10.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated:

		December 31,				
		2014		**2013**		**2012**
Fixed maturities, net of OTTI	$	1,388.5	$	827.5	$	2,004.5
Equity securities, available-for-sale		3.6		2.3		3.4
Derivatives		7.6		0.4		(0.7)
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(714.0)		(341.5)		(1,283.3)
Other		(35.5)		(35.3)		(35.4)
Unrealized capital gains (losses), before tax		650.2		453.4		688.5
Deferred income tax asset (liability)		(42.0)		26.9		(55.3)
Unrealized capital gains (losses), after tax		608.2		480.3		633.2
Pension and other postretirement benefits liability, net of tax		0.8		0.9		1.0
AOCI	$	609.0	$	481.2	$	634.2

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Statements of Operations, were as follows for the periods indicated:

	Year Ended December 31, 2014					
	Before-Tax Amount		**Income Tax**		**After-Tax Amount**	
Available-for-sale securities:						
Fixed maturities	$	538.0	$	(188.4)	$	349.6
Equity securities		1.3		(0.5)		0.8
Other		(0.2)		0.1		(0.1)
OTTI		16.7		(5.8)		10.9
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations		6.3		(2.2)		4.1
DAC/VOBA and Sales inducements		(372.5) [1]		130.4		(242.1)
Change in unrealized gains/losses on available-for-sale securities		189.6		(66.4)		123.2
Derivatives:						
Derivatives		7.2 [2]		(2.5)		4.7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations		—		—		—
Change in unrealized gains/losses on derivatives		7.2		(2.5)		4.7
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations		(0.2) [3]		0.1		(0.1)
Change in pension and other postretirement benefits liability		(0.2)		0.1		(0.1)
Change in Other comprehensive income (loss)	$	196.6	$	(68.8)	$	127.8

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2013 | | |
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,186.1)	$ 415.0	$ (771.1)
Equity securities	(1.1)	0.4	(0.7)
Other	0.1	— *	0.1
OTTI	17.7	(6.2)	11.5
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	(8.6)	3.0	(5.6)
DAC/VOBA and Sales inducements	941.8 [1]	(329.6)	612.2
Change in unrealized gains/losses on available-for-sale securities	(236.2)	82.6	(153.6)
Derivatives:			
Derivatives	1.1 [2]	(0.4)	0.7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	1.1	(0.4)	0.7
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	(0.2) [3]	0.1	(0.1)
Change in pension and other postretirement benefits liability	(0.2)	0.1	(0.1)
Change in Other comprehensive income (loss)	$ (235.3)	$ 82.3	$ (153.0)

* Less than $0.1.

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2012		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 808.3	$ (236.4) [4]	$ 571.9
Equity securities	2.4	(0.8)	1.6
Other	0.3	(0.1)	0.2
OTTI	12.7	(4.5)	8.2
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	(147.6)	51.7	(95.9)
DAC/VOBA and Sales inducements	(149.2) [1]	52.2	(97.0)
Change in unrealized gains/losses on available-for-sale securities	526.9	(137.9)	389.0
Derivatives:			
Derivatives	0.4 [2]	(0.1)	0.3
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	0.4	(0.1)	0.3
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	(0.2) [3]	—	(0.2)
Change in pension and other postretirement benefits liability	(0.2)	—	(0.2)
Change in Other comprehensive income (loss)	$ 527.1	$ (138.0)	$ 389.1

[1] See *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $39.7 valuation allowance. See *Income Taxes* Note to these Financial Statements for additional information.

11. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2014	2013	2012
Current tax expense (benefit):			
Federal	$ 69.9	$ 187.4	$ 266.6
Total current tax expense (benefit)	69.9	187.4	266.6
Deferred tax expense (benefit):			
Federal	27.4	(1.9)	(84.3)
Total deferred tax expense (benefit)	27.4	(1.9)	(84.3)
Total income tax expense (benefit)	$ 97.3	$ 185.5	$ 182.3

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2014		2013		2012
Income (loss) before income taxes	$	72.4	$	168.6	$	5.3
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		25.3		59.0		1.9
Tax effect of:						
Dividends received deduction		(58.6)		(84.0)		(72.9)
Valuation allowance		125.8		203.6		247.9
Audit settlements		2.8		—		(0.1)
Tax credits		2.0		(0.4)		(2.0)
Prior year tax		—		7.2		6.9
Non-deductible expense (benefit)		0.2		—		—
Other		(0.2)		0.1		0.6
Income tax expense (benefit)	$	97.3	$	185.5	$	182.3

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

		Year Ended December 31,		
		2014		2013
Deferred tax assets				
Insurance reserves	$	774.9	$	493.6
Investments		997.7		1,033.1
Compensation and benefits		48.1		44.8
Other assets		24.2		86.8
Total gross assets before valuation allowance		1,844.9		1,658.3
Less: Valuation allowance		549.7		423.9
Assets, net of valuation allowance		1,295.2		1,234.4
Deferred tax liabilities				
Deferred policy acquisition costs		(862.6)		(884.7)
Net unrealized investment (gains) losses		(477.5)		(278.2)
Other liabilities		—		(20.2)
Total gross liabilities		(1,340.1)		(1,183.1)
Net deferred income tax asset (liability)	$	(44.9)	$	51.3

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2014 and 2013, the Company had total valuation allowances of $549.7 and $423.9, respectively. As of December 31, 2014 and 2013, $735.4 and $609.6, respectively, of these valuation allowances were allocated to continuing operations, and $(185.7) of these valuation allowances were allocated to Other comprehensive income (loss) related to realized and unrealized capital losses.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2014, 2013 and 2012, there were total increases in the valuation allowance of $125.8, $203.6 and $208.2, respectively. In 2014, 2013 and 2012, there were increases of $125.8, $203.6 and $247.9, respectively, in the valuation allowance that were allocated to continuing operations. In 2014 and 2013, there were no changes in the valuation allowance allocated to Other comprehensive income. In 2012, there was a (decrease) of $(39.7), that was allocated to Other comprehensive income.

Tax Sharing Agreement

The Company had a payable to Voya Financial, Inc. of $2.1 as of December 31, 2014 and a receivable from Voya Financial, Inc. of $22.6 as of December 31, 2013, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

| | Year Ended December 31, | | |
	2014	2013	2012
Balance at beginning of period	$ 2.7	$ 2.7	$ 2.7
Additions for tax positions related to prior years	2.8	—	—
Balance at end of period	$ 5.5	$ 2.7	$ 2.7

The Company had $5.5, $2.7 and $2.7, respectively, of unrecognized tax benefits as of December 31, 2014, 2013 and 2012, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties, if applicable, related to unrecognized tax benefits in tax expense net of federal income tax. The Company had no accrued interest as of December 31, 2014 and 2013.

Tax Regulatory Matters

During April 2014, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2012. The 2012 audit settlement did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2013 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2013 through 2015.

The IRS issued a Directive dated July 17, 2014 that it should not challenge the qualification of certain hedges and should not challenge certain tax accounting methods. The Company does not expect this Directive to have a material impact on the Company.

The timing of the payment (if any) of the unrecognized tax benefit of $5.5 cannot be reliably estimated.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

12.   Benefit Plans

Defined Benefit Plan

Voya Services Company (formerly ING North America Insurance Corporation) sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

Effective September 8, 2014, a plan amendment was approved changing the Plan's name from the ING U.S. Retirement Plan to the Voya Retirement Plan. The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there was a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula which ended December 31, 2013.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $2.1, $2.3 and $7.7, for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation, subject to IRS limits. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.3, $3.6 and $3.2, for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs as of December 31, 2014 and 2013:

		Year Ended December 31,		
		2014		**2013**
Change in benefit obligation:				
Benefit obligation, January 1	$	19.9	$	24.9
Interest cost		1.0		0.9
Benefits paid		(1.3)		(1.3)
Actuarial (gains) losses on obligation		3.9		(4.6)
Benefit obligation, December 31	$	23.5	$	19.9

Amounts recognized on the Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2014 and 2013:

		December 31,		
		2014		**2013**
Accrued benefit cost	$	(23.5)	$	(19.9)
Accumulated other comprehensive income (loss):				
Prior service cost (credit)		(0.2)		(0.2)
Net amount recognized	$	(23.7)	$	(20.1)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2014 and 2013, benefit obligation for the SERPs were as follows:

	December 31,	
	2014	**2013**
Discount rate	4.36%	4.95%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.36% was the appropriate discount rate as of December 31, 2014, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2014	**2013**	**2012**
Discount rate	4.95%	4.05%	4.75%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs were as follows for the years ended December 31, 2014, 2013 and 2012:

| | Year Ended December 31, | | |
	2014	**2013**	**2012**
Interest cost	$ 1.0	$ 0.9	$ 1.2
Amortization of prior service cost (credit)	—	—	(0.1)
Net (gain) loss recognition	3.9	(4.6)	(0.2)
Net periodic (benefit) cost	$ 4.9	$ (3.7)	$ 0.9

Cash Flows

In 2015, the Company is expected to contribute $1.1 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2015 through 2019, and thereafter through 2024, are estimated to be $1.1, $1.2, $1.1, $1.2, $1.2 and $6.5, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 and 2014. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans, that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from ING Group and Voya Financial, Inc. of $14.4, $9.7 and $6.8, for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company recognized tax benefits/(expenses) of $5.1, $1.2 and $(3.0) in December 31, 2014, 2013 and 2012, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with Voya Services Company, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The Voya Financial, Inc. Deferred Compensation Savings Plan is a non-qualified deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2014, 2013 and 2012, were $3.6, $3.8 and $3.5, respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

13.   Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2014, 2013 and 2012, rent expense for leases was $7.1, $6.8 and $6.9, respectively. The future net minimum payments under non-cancellable leases for the years ended December 31, 2015 through 2017 are estimated to be $7.2, $6.6 and $5.3, respectively, and none thereafter, totaling $19.1. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2014 and 2013, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $214.1 and $252.7, respectively.

Federal Home Loan Bank Funding

The Company is a member of the FHLB of Des Moines and is required to maintain collateral to back funding agreements issued to the FHLB. As of December 31, 2014 and 2013, the Company had $950.1 and $1,090.2, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2014 and 2013, assets with a market value of $1,119.8 and $1,266.8, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, on the Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

		December 31,		
		2014		**2013**
Fixed maturity collateral pledged to FHLB	$	1,119.8	$	1,266.8
FHLB restricted stock[1]		48.0		53.6
Other fixed maturities-state deposits		11.4		11.3
Securities pledged[2]		626.8		959.2
Total restricted assets	$	1,806.0	$	2,290.9

[1] Reported in Other investments on the Balance Sheets.
[2] Includes the fair value of loaned securities of $121.2 and $128.5 as of December 31, 2014 and 2013, respectively, which is included in Securities pledged on the Balance Sheets. In addition, as of December 31, 2014 and 2013, the Company delivered securities as collateral of $505.6 and $830.7, respectively, which was included in Securities pledged on the Balance Sheets.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2014, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

14.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2014, 2013 and 2012, commissions were incurred in the amounts of $217.0, 218.4 and $208.0, respectively.

- Asset management agreement with Voya Investment Management LLC ("VIM") (formerly, ING Investment Management LLC), an affiliate, in which VIM provides asset management, administration and accounting services for VIAC's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $48.1, $50.0 and $50.3, respectively.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2014, 2013 and 2012, revenue under the DSL intercompany agreement was $139.9, $147.4 and $141.1, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2014, 2013 and 2012, revenue under the VIM intercompany agreement was $41.8, $34.7 and $33.8, respectively.

- Services agreements with Voya Services Company dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $106.9, $101.9 and $109.3, respectively. Effective October 1, 2010, the services agreement with Voya Services Company dated January 1, 2001, was amended in order for the Company to provide Voya Services Company with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for Voya Services Company's payment of the Company's direct and indirect costs for the Atlanta Office.

- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2014, 2013 and 2012, expenses related to the agreements were incurred in the amount of $13.2, $12.1 and $16.4, respectively.

- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2014, 2013 and 2012, revenue related to the agreement was $2.3, $2.2 and $3.3, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreements

Reinsurance Ceded

As of December 31, 2014 and 2013, total reserves ceded to affiliates were $3,684.4 and $2,455.6, respectively. For the years ended December 31, 2014, 2013 and 2012, premiums ceded to affiliates were $502.5, $112.2 and $36.1, respectively.

Waiver of Premium - Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, SLDI. Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 LOC to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2014 and 2013, the value of the funds withheld liability under this agreement was $180.4 and $190.9, respectively, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2014 and 2013, the Company had an embedded derivative under this agreement with a value of $3.6 and $(3.3), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets. As of December 31, 2014 and 2013, reserves ceded by the Company under this agreement were $216.7 and $230.9, respectively.

Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with an affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2014 and 2013, revenue related to the agreement was $12.3 for each year. For the year ended December 31, 2012, revenue related to the agreement was $12.0.

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company and the Company deposited those assets into a funds withheld trust account. As of December 31, 2014 and 2013, the assets on deposit in the trust account were $5.5 billion and $3.5 billion, respectively. The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $5.3 billion as of December 31, 2014 and $3.6 billion as of December 31, 2013. In addition, as of December 31, 2014 and 2013, the Company had an embedded derivative with a value of $207.4 and $(34.7), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account. SLDI has retained its affiliate, VIM, as sub-advisor for the funds withheld account.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement. As of December 31, 2014 and 2013, reserves ceded by the

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company under this agreement were $3.4 billion and $2.2 billion, respectively. In addition, a deferred loss in the amount of $308.1 and $315.7 as of December 31, 2014 and 2013, respectively, is included in Other assets on the Balance Sheets and is amortized over the period of benefit in Other expenses in the Statement of Operations.

On May 8, 2013, following the Voya Financial, Inc. IPO, Voya Financial, Inc. made a capital contribution in the amount of $1.8 billion into SLDI, which SLDI deposited into the funds withheld trust account established to provide collateral for the variable annuity guaranteed living benefit riders ceded to SLDI under the amended and restated automatic reinsurance agreement. Upon deposit of such contributed capital into the funds withheld trust, the Company submitted to ING Bank N.V. ("ING Bank") $1.5 billion of contingent capital LOC issued by ING Bank under the $1.5 billion contingent capital LOC facility between ING Bank and SLDI, and the contingent capital LOCs were canceled and the facility was terminated.

Multi-year Guaranteed Fixed Annuity - Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. As of December 31, 2014 and 2013, the deposit receivable was $653.2 and $747.2, respectively, and is adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $6.6, $4.8 and $10.8, for the years ended December 31, 2014, 2013 and 2012, respectively, which is recorded in Other expenses in the Statements of Operations.

Universal Life - Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2014 and 2013, reserves ceded by the Company under this agreement were $20.0 and $19.4, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes, from time to time, certain GICs to SLD on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. The coinsurance agreement is accounted for using the deposit method. As of December 31, 2014 and 2013, the deposit receivable was $153.5 and $227.2, respectively.

Reinsurance Assumed

As of December 31, 2014 and 2013, total reserves assumed from affiliates were $439.1 and $454.7, respectively. For the years ended December 31, 2014, 2013 and 2012, premiums assumed from affiliates were $407.7, $454.9 and $480.3, respectively.

Level Premium Term Life Insurance - Stop-loss

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from RLNY under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit. Effective April 1, 2012, the agreement was recaptured by RLI and terminated, and there was no consideration received by the Company upon such recapture and termination.

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012 to include the recaptured business described above, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from RLNY under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.4 and $0.3 as of December 31, 2014 and 2013, respectively, is included in Other liabilities on the Balance Sheets. The fee is accrued and subsequently settled in cash each quarterly accounting period.

Effective July 1, 2012, the Company entered into a stop-loss agreement with its affiliate, SLD, under which the Company agrees to indemnify SLD, and SLD agrees to reinsure with the Company, aggregate mortality risk under certain level premium term life insurance policies assumed by SLD from RLI and written by either RLI or RLNY with issue dates between January 1, 2007 and March 31, 2008 and between January 1, 2010 and December 31, 2010. Under the terms of the agreement, the Company will make benefit payments to SLD equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. As of December 31, 2014 there was no fee receivable from affiliate and as of December 31, 2013 there was a $0.8 fee receivable from affiliate included in Other liabilities on the Balance Sheets. The fee is accrued and subsequently settled in cash each quarterly accounting period. Effective October 1, 2014, the agreement was terminated.

Group Annual Term - Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of "Waiver of Premium Coinsurance Funds Withheld" agreement between the Company and SLDI under "Reinsurance Ceded" above). As of December 31, 2014 and 2013, reserves assumed by the Company under this agreement were $439.1 and $454.7, respectively.

As of December 31, 2014 and 2013, the value of the funds withheld by ceding companies under this agreement was $467.3 and $488.6, respectively, which is included in Deposit and reinsurance recoverable on the Balance Sheets. In addition, as of December 31, 2014 and 2013, the Company had an embedded derivative under this agreement with a value of $9.6 and $(8.4), respectively.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004, and based upon its renewal on January 14, 2014, expires on January 14, 2024, either party can borrow from the other up to

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. For the year ended December 31, 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities. During the years ended December 31, 2013 and 2012, interest on any Company borrowing was charged at the rate of Voya Financial, Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013 and 2012, interest on any Voya Financial, Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company did not incur interest expense for the years ended December 31, 2014, 2013 and 2012. The Company earned interest income of $0.2, $0.0 and $0.4, for the years ended December 31, 2014, 2013 and 2012, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Statements of Operations. As of December 31, 2014 and 2013, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

Long-Term Debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for the years ended December 31, 2014, 2013 and 2012. On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, Voya Retirement Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25.4 for the years ended December 31, 2014, 2013 and 2012.

Derivatives

The Company is party to several derivative contracts with NN Group and ING Bank and one or more of ING Bank's subsidiaries. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties. The Company is exposed to various risks relating to its ongoing business operations, including but not limited to interest rate risk, foreign currency risk and equity market risk. To manage these risks, the Company uses various strategies, including derivatives contracts, certain of which are with related parties, such as interest rate swaps, equity options and currency forwards.

As of December 31, 2014 and 2013, the outstanding notional amounts were $457.1 (consisting of currency forwards of $178.0 and equity options of $279.1) and $511.8 (consisting of interest rate swaps of $328.8 and equity options of $183.0), respectively. As of December 31, 2014 and 2013, the market values for these contracts were $8.8 and $8.4, respectively. For the years ended December 31, 2014, 2013 and 2012, the Company recorded Other net realized capital gains (losses) in the Statements of Operations of $4.6, $0.8 and $20.0, respectively, with ING Bank and NN Group.